ISTA PHARMACEUTICALS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD DECEMBER 5, 2011

TO OUR STOCKHOLDERS:

You are cordially invited to the Annual Meeting of Stockholders of ISTA PHARMACEUTICALS, INC., a Delaware corporation. The meeting will be held on Monday, December 5, 2011 at 11:30 a.m., local time, at our corporate offices located at 50 Technology Drive, Irvine, California 92618 for the following purposes (as more fully described in the accompanying proxy statement):

1. To elect two Class II directors, each to serve for a term of three years expiring upon the 2014 Annual Meeting of Stockholders or until his successor is elected;
2. To ratify the appointment of BDO USA, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011; and
3. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Only our stockholders of record at the close of business on October 21, 2011, are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, there are three ways to vote your shares by proxy: (i) call the toll-free number listed on the accompanying proxy; (ii) visit the Internet site address listed on the accompanying proxy; or (iii) complete, sign and date the proxy and return it in the envelope provided. Any stockholder attending the meeting may vote in person even if he or she has returned a proxy.

FOR THE BOARD OF DIRECTORS

/s/ Vicente Anido, Jr., Ph.D.
Vicente Anido, Jr., Ph.D.
Chief Executive Officer, President and Director

Irvine, California
November 1, 2011


11008595

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON DECEMBER 5, 2011.

The proxy statement and our annual report on Form 10-K for the fiscal year ended December 31, 2010 are available at www.istavision.com

Your vote is important. To vote your shares by proxy you may do any one of the following:

- **Vote at the Internet site address listed on your proxy card;**
- **Call the toll-free number listed on your proxy card; or**
- **Sign, date and return in the envelope provided the enclosed proxy card.**

If you choose the third option, please do so promptly to ensure your proxy arrives in sufficient time.

ISTA PHARMACEUTICALS, INC.

PROXY STATEMENT FOR THE 2011 ANNUAL MEETING OF STOCKHOLDERS DECEMBER 5, 2011

INFORMATION CONCERNING SOLICITATION AND VOTING

The enclosed proxy statement is solicited on behalf of the Board of Directors of ISTA Pharmaceuticals, Inc., which we refer to as "the Company," "we," "our," or "us," for use at the Annual Meeting of Stockholders to be held on Monday, December 5, 2011 at 11:30 a.m., local time, or at any postponements or adjournments thereof, which we refer to as the Annual Meeting, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at our corporate offices located at 50 Technology Drive, Irvine, California 92618. The telephone number at this location is (949) 788-6000.

These proxy solicitation materials were first mailed on or about November 4, 2011 to all stockholders entitled to vote at the Annual Meeting.

Questions and Answers

Who may vote at the Annual Meeting?

Holders of shares of our common stock of record at the close of business on October 21, 2011, which we refer to as the Record Date, are entitled to notice of and to vote at the Annual Meeting. The shares of our common stock are our only class of voting securities. As of the Record Date, approximately 41,503,137 shares of our common stock were issued and outstanding and held of record by approximately 123 stockholders.

What is the difference between a stockholder of record and a beneficial owner of shares held in "street name"?

Stockholder of Record

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare, then you are a stockholder of record. As a stockholder of record, you may vote in person at the Annual Meeting or you may vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares. If you received a proxy card by mail, you may submit your proxy card by completing, signing, dating and mailing your proxy card in the envelope provided.

Beneficial Owner of Shares Held in Street Name

If, on the Record Date, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

How many votes do I have?

Each stockholder is entitled to one vote for each share held as of the Record Date. Stockholders will not be entitled to cumulate their votes in the election of directors.

What matters are being voted on at the Annual Meeting?

Our stockholders will vote on at least two matters at the Annual Meeting:

- ***Proposal No. 1***- Election to our Board of Directors of the two Class II nominees named in this proxy statement for a term of three years, expiring upon the 2014 Annual Meeting of Stockholders, and until his successor is duly elected and qualified.

- ***Proposal No. 2***- Ratification of BDO USA, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

You may also vote on such other matters as may properly come before the Annual Meeting.

Is the Company having a "say-on-pay" vote and/or a vote to determine whether the "say-on-pay" vote takes place every one, two, or three years?

No, we qualify as a "smaller reporting company" under the rules of the Securities and Exchange Commission, or SEC, and therefore we are not subject to the new say-on-pay and say-on-frequency shareholder voting rules for the 2011 Annual Meeting. We will include such items in subsequent years, when required.

How do I vote?

You may vote on the matters presented at the Annual Meeting as follows:

- ***Proposal No. 1***- You may either vote "FOR" each of the Class II nominees named in this proxy statement or you may "Withhold" your vote for such nominees.

- ***Proposal No. 2***-You may vote "FOR" or "AGAINST" the ratification of BDO USA, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011, or you may abstain from voting.

Stockholder of Record

If you are a stockholder of record, you may vote in person at the Annual Meeting or you may vote by proxy using the proxy card. Whether or not you plan to attend the Annual Meeting in person, we urge you to vote by proxy to ensure your vote is counted. You may still attend the Annual Meeting and vote in person even if you have already voted by proxy.

- To vote by telephone, call the toll-free number listed on the accompanying proxy card.

- To vote by proxy card, if you are a stockholder of record you may submit your proxy by mail by completing, signing and dating your proxy card or, for shares held beneficially in street name, by following the voting instructions included by your broker or nominee, and mailing the proxy card promptly in the enclosed envelope. If you provide specific voting instructions to us before the Annual Meeting, your shares will be voted as you have instructed.

- To vote by Internet, visit the Internet site address listed on the accompanying proxy card.

- To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive.

Beneficial Owner of Shares Held in "Street Name"

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a notice or voting instructions from that organization rather than from us. Please follow the instructions in the notice or voting instructions to ensure that your vote is counted. The broker, bank or other agent holding your shares may allow you to deliver your voting instructions by telephone or over the Internet. If your notice or voting instructions do not include telephone or Internet instructions, please complete and return your notice or voting instructions promptly by mail. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

What happens if I do not give specific voting instructions?

Stockholder of Record

If you are a stockholder of record and you (i) indicate when voting on the Internet that you wish to vote as recommended by the Board of Directors or (ii) sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board of Directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owner of Shares Held in "Street Name"

Generally, if you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you are entitled to give voting instructions to the organization holding the shares. If you do not provide voting instructions, your broker, bank or other agent may still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a "non-routine" matter, the organization that holds your shares will inform the Inspector of Elections that it does not have the authority to vote on such matter with respect to your shares. This is generally referred to as a "broker non-vote."

What proposals are considered "non-routine"?

The election of directors is a matter considered "non-routine" under applicable rules. Because the foregoing matters are considered "non-routine," a broker or other nominee cannot vote on such matters without instructions from you. Therefore, broker non-votes may occur with respect to Proposal No. 1.

The ratification of the selection of BDO USA, LLP as our independent registered public accounting firm for the year ending December 31, 2011 is a matter considered "routine" under applicable rules. A broker or other nominee may generally vote on "routine" matters, and therefore no broker non-votes are expected to exist in connection with this proposal.

What is the voting requirement to approve each of the proposals?

Proposal No. 1-Directors are elected by the affirmative vote of a plurality of votes cast at the Annual Meeting. As a result, broker non-votes and votes that are withheld will be excluded entirely from the vote and have no effect on the election of the Class II nominees.

Proposal No. 2- The approval of this proposal regarding the ratification of the selection of BDO USA, LLP as our independent registered public accounting firm for the year ending December 31, 2011 requires the affirmative vote of a majority of the outstanding shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal.

How are votes counted?

Votes will be counted by the Inspector of Elections appointed for the Annual Meeting, who will separately count "FOR" and "WITHHELD" votes with respect to Proposal No. 1, "FOR" and "AGAINST" votes with respect to Proposal No. 2, and abstentions and broker non-votes. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes have no effect and will not be counted towards the vote total for any proposal. All shares represented by valid proxies received prior to the Annual Meeting will be voted and, where a stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the stockholder's instruction.

What is the quorum requirement for the Annual Meeting?

The required quorum for the transaction of business at the Annual Meeting is a majority of the votes eligible to be cast by holders of shares of our common stock issued and outstanding on the Record Date. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the Inspector of Elections appointed for the Annual Meeting who will determine whether or not a quorum is present. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to a matter on which the broker has expressly not voted. If there is no quorum, the chairman of the meeting or holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

Can I change my vote after submitting my proxy?

Yes. Stockholders who execute proxies retain the right to revoke them at any time before they are voted. Any proxy given by a stockholder may be revoked or superseded by executing a later dated proxy, by giving notice of revocation to Corporate

Secretary, ISTA Pharmaceuticals, Inc., 50 Technology Drive, Irvine, California 92618, in writing prior to or at the Annual Meeting or by attending the Annual Meeting and voting in person.

If your shares are held in "street name," you should follow the instructions provided by your broker, bank or other agent, including, if permitted by such organization, submitting another proxy by telephone or Internet after you have already provided an earlier proxy.

Who is paying for the cost of this proxy solicitation?

The cost of soliciting proxies will be borne by us. We expect to reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors, officers, and regular employees, without additional compensation, personally or by telephone or facsimile.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

The Company has adopted a procedure called "householding," which the SEC has approved. Under this procedure, the Company is delivering a single copy of the notice and, if applicable, this proxy statement and our annual report to multiple stockholders who share the same address unless the Company has received contrary instructions from one or more of the stockholders. This procedure reduces the Company's printing costs, mailing costs and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, the Company will promptly deliver a separate copy of the notice and, if applicable, the proxy statement and the annual report to any stockholder at a shared address to which the Company delivered a single copy of any of these documents. To receive a separate copy of the notice and, if applicable, the proxy statement or the annual report, stockholders may write or call the Company at the following address and telephone number:

Corporate Secretary
ISTA Pharmaceuticals, Inc.
50 Technology Drive
Irvine, California 92618
(949) 788-6000

Stockholders who hold shares in "street name" (as described above) may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding

Other Business; Stockholder Proposals

We do not intend to present any other business for action at the Annual Meeting and do not know of any other business to be presented by others.

Under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, in order for business to be properly brought by a stockholder before the Annual Meeting, our Corporate Secretary must receive, at our corporate offices, written notice of the matter not less than 120 days prior to the first anniversary of the date our proxy statement was released to stockholders in connection with the preceding year's annual meeting of stockholders. Thus, proposals of stockholders intended to be presented pursuant to Rule 14a-8 under the Exchange Act must be received at our corporate offices on or before July 6, 2012 in order to be considered for inclusion in our proxy statement and proxy card for the 2012 Annual Meeting of Stockholders.

Our Amended and Restated Bylaws contain additional requirements that must be satisfied for any stockholder proposal made other than under Rule 14a-8. Compliance with these requirements will entitle the proposing stockholder only to present such proposals or nominations before the meeting, not to have the proposals or nominations included in our proxy statement or proxy card. Such proposals or nominations may not be brought before an annual meeting of stockholders by a stockholder unless the stockholder has given timely written notice in proper form of such proposal or nomination to our Corporate Secretary. Such proposals or nominations may be made only by persons who are stockholders of record on the date on which such notice is given and on the record date for determination of stockholders entitled to vote at that meeting. Stockholder notices of any proposals or nominations intended to be considered at the 2012 Annual Meeting of Stockholders will be timely under our Amended and Restated Bylaws only if received at our corporate offices no later than July 6, 2012. However, if the 2012 Annual Meeting of

Stockholders is called for a date that is not within thirty days before or after December 5, 2012, any such notice will be timely only if it is received a reasonable time before solicitation is made.

To be in proper form, a stockholder's notice to the Corporate Secretary shall set forth:

(a) the name and address of the stockholder who intends to make the nominations or propose the business and, as the case may be, of the person or persons to be nominated or of the business to be proposed;

(b) a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

(c) if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

(d) such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, or the matter been proposed, or intended to be proposed by our Board of Directors; and

(e) if applicable, the consent of each nominee to serve as director of the Company if so elected.

We did not receive any notices from our stockholders for matters to be considered at the Annual Meeting. Any notice concerning proposals or nominations sought to be considered at the 2012 Annual Meeting of Stockholders should be addressed to our Corporate Secretary at 50 Technology Drive, Irvine, California 92618. The full text of the provisions of our Amended and Restated Bylaws referred to above may be obtained by contacting our Corporate Secretary at the foregoing address, by telephone at (949) 788-6000, on our Internet website at www.istavision.com, or on our EDGAR page accessible through the SEC's web site at www.sec.gov.

Under Rule 14a-4 promulgated under the Exchange Act, if a proponent of a proposal that is not intended to be included in the proxy statement fails to notify us of such proposal at least 45 days prior to the anniversary of the mailing date of the preceding year's proxy statement, then we will be allowed to use our discretionary voting authority under proxies solicited by us when the proposal is raised at such annual meeting of stockholders, without any discussion of the matter in the proxy statement. We were not notified of any stockholder proposals to be addressed at our Annual Meeting, and will therefore be allowed to use our discretionary voting authority if any stockholder proposals are raised at the Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of October 21, 2011 by (i) each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of our directors, (iii) each of the named executive officers named in the Summary Compensation Table, and (iv) all of our directors and named executive officers as a group.

	Amount And Nature of Beneficial Ownership[2]	Approximate Percent Owned[2]
DIRECTORS AND NAMED EXECUTIVE OFFICERS		
Vicente Anido, Jr., Ph.D.[3]	1,919,836	4.47%
Marvin J. Garrett[4]	403,525	*
Peter Barton Hutt[5]	156,882	*
Kathleen D. LaPorte[6]	158,008	*
Benjamin F. McGraw III, Pharm. D.[7]	158,882	*
Timothy R. McNamara, Pharm. D.[8]	232,950	*
Dean J. Mitchell[9]	131,632	*
Thomas A. Mitro[10]	527,944	1.26%
Andrew J. Perlman, M.D., Ph.D.[11]	87,132	*
Wayne I. Roe[12]	158,508	*
Lauren P. Silvernail[13]	435,116	1.04%
Richard C. Williams[14]	267,982	*
All executive officers and directors as a group (16 persons)[15]	5,415,657	11.80%
5% STOCKHOLDERS		
Credit Suisse[16]	7,349,718	17.71%
James E. Flynn and Deerfield Investment Entities[17]	4,254,563	9.98%

* Less than 1%

(1) Unless otherwise indicated, the business address of each stockholder is c/o ISTA Pharmaceuticals, Inc., 50 Technology Drive, Irvine, California 92618.

(2) This table is based upon information supplied by officers and directors, and with respect to principal stockholders, Schedules 13D and 13G, as well as Forms 4, filed with the SEC. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Applicable percentage ownership is based on 41,503,137 shares of common stock outstanding as of October 21, 2011. Shares of common stock subject to options and warrants currently exercisable, or exercisable within 60 days of October 21, 2011, are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. Except as otherwise noted, we believe that each of the stockholders named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws.

(3) Includes 1,484,710 shares subject to options exercisable within 60 days after October 21, 2011.

(4) Includes 361,034 shares subject to options exercisable within 60 days after October 21, 2011.

(5) Includes 151,950 shares subject to options exercisable within 60 days after October 21, 2011.

(6) Includes 151,950 shares subject to options exercisable within 60 days after October 21, 2011. Kathleen D. LaPorte resigned as a director effective November 1, 2011.

(7) Includes 152,450 shares subject to options exercisable within 60 days after October 21, 2011.

(8) Includes 196,884 shares subject to options exercisable within 60 days after October 21, 2011.

(9) Includes 126,700 shares subject to options exercisable within 60 days after October 21, 2011.

(10) Includes 436,375 shares subject to options exercisable within 60 days after October 21, 2011.

(11) Includes 82,200 shares subject to options exercisable within 60 days after October 21, 2011.

(12) Includes 119,950 shares subject to options exercisable within 60 days after October 21, 2011.

(13) Includes 337,304 shares subject to options exercisable within 60 days after October 21, 2011.

(14) Includes 151,950 shares subject to options exercisable within 60 days after October 21, 2011.

(15) Includes 4,400,296 shares subject to options exercisable within 60 days after October 21, 2011.

(16) Based on information set forth in a Schedule 13D/A filed with the SEC on May 2, 2011 by Credit Suisse AG (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division"), the Alternative Investments business (the "AI Business") within the Asset Management division (the "Asset Management division") and the U.S. private client services business (the "U.S. PCS Business") within the Private Banking division (the "Private Banking division") (the "Reporting Person"). The Reporting Person may be deemed to beneficially own an aggregate of 7,349,718 shares of common stock, consisting of (i) 4,924 shares of common stock

beneficially owned directly by CS USA Inc, (ii) 43,221 shares of common stock beneficially owned directly by DLJ LTIC, (iii) 4,322 shares of common stock beneficially owned directly by EMA Private Equity, (iv) 8,645 shares of common stock beneficially owned directly by Merban Equity Guernsey, (v) 15,272 shares of common stock beneficially owned directly by Strategic Partners III, (vi) 2,659 shares of common stock beneficially owned directly by DLJ Multi-Manager PEF, (vii) 1,465 shares of common stock beneficially owned directly by DLJ PEP II, (viii) 39,097 shares of common stock beneficially owned directly by DLJPE Partners Fund II, (ix) 111,989 shares of common stock beneficially owned directly by Sprout Investment Partners, (x) 6,680,984 shares of common stock beneficially owned directly by Sprout IX, (xi) 388,388 shares of common stock beneficially owned directly by IX Plan, (xii) 31,792 shares of common stock beneficially owned directly by Sprout Entrepreneurs, (xiii) 3,786 shares of common stock beneficially owned directly by CS Sec USA LLC and (xiv) 13,174 shares of common stock beneficially owned directly by CS Sec Eur Ltd. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010. The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. ("CS Hldgs USA Inc"), a Delaware corporation. The address of CS Hldgs Inc's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group AG ("CSG"), a corporation formed under the laws of Switzerland. CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. ("CS USA Inc"), a Delaware corporation and holding company. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC ("CS Sec USA LLC"), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. The address of the principal business and office and each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010. The Bank owns all of the voting stock of Credit Suisse Investments (UK) ("CS Inv UK"), a UK limited liability company that acts as an investment holding company for the UK interests of the Investment Banking division. Credit Suisse Investment Holdings (UK) ("CS Inv Hldgs UK") is a UK limited liability company that acts as a holding company for the UK interests of the Investment Banking division. CS Inv UK holds a majority of CS Inv Hldgs UK's equity; the Bank holds the remaining equity. CS Inv Hldgs UK holds all of the voting stock of Credit Suisse Securities (Europe) Limited ("CS Sec Eur Ltd"), a UK limited liability company. CS Sec Eur Ltd is a UK broker-dealer whose principal business is international securities underwriting and trading and corporate advisory services. The address of the principal business and office of each of CS Inv UK, CS Inv Hldgs UK and CS Sec Eur Ltd is One Cabot Square, London E14 4QJ, UK. Sprout Capital IX, L.P. ("Sprout IX"), Sprout Entrepreneurs Fund, L.P. ("Sprout Entrepreneurs") and Sprout IX Plan Investors, L.P. ("IX Plan") are Delaware limited partnerships that make investments for long-term appreciation. DLJ Capital Corporation ("DLJCC"), a Delaware corporation and a wholly owned subsidiary of CS USA Inc, acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout Entrepreneurs. DLJCC is also the managing general partner of Sprout IX and, as such, is responsible for its day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout IX and Sprout Entrepreneurs. DLJ Associates IX, L.P. ("Associates IX"), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. ("DLJCA IX"), a Delaware corporation and wholly owned subsidiary of DLJCC, is the managing general partner of Associates IX. DLJ LBO Plans Management Corporation II ("DLJLBO II"), a Delaware corporation, is the general partner of IX Plan and, as such, is responsible for its day-to-day management. DLJLBO II makes all of the investment decisions on behalf of IX Plan. DLJLBO II is an indirect wholly owned subsidiary of CS USA Inc. The address of the principal business and office of each of DLJCC, DLJCA IX, Associates IX, Sprout IX, Sprout Entrepreneurs, IX Plan and DLJLBO II is Eleven Madison Avenue, New York, New York 10010. EMA Private Equity Fund 2000, L.P. ("EMA Private Equity") is a Delaware limited partnership. Credit Suisse (Bermuda) Limited ("CS Bermuda"), a Bermuda corporation, is the general partner of EMA Private Equity and a wholly owned subsidiary of the Bank. The address of the principal business and office of CS Bermuda is Thistle House, 4 Burnaby Street, Hamilton, Bermuda HM 12. The address of the principal business and office of EMA Private Equity is Eleven Madison Avenue, New York, New York 10010. Merban Equity AG Guernsey Branch ("Merban Equity Guernsey") is a branch of Merban Equity AG ("Merban Equity"), a Swiss company, which is a wholly owned subsidiary of the Bank. The address of the principal business and office of Merban Equity is Bahnhofstrasse 17, P.O. Box 234, CH 6300 Zug, Switzerland. The address of the principal business and office of Merban Equity Guernsey is Helvetia Court, Les Echelons South Esplanade, St. Peter Port, Guernsey GY1 6LU. CSFB Strategic Partners Holdings III, L.P. ("Strategic Partners III"), DLJ Multi-Manager Private Equity Fund, L.P. ("DLJ Multi-Manager PEF"), DLJ PEP II Employee Fund, L.P. ("DLJ PEP II"), Sprout Investment Partners, L.P. ("Sprout Investment Partners") and DLJ Private Equity Partners Fund II, L.P. ("DLJPE Partners Fund II") are Delaware limited partnerships. DLJ MB Advisors, LLC ("DLJMB Advisors"), a Delaware limited liability company, is the managing general partner of CSFB Strategic Associates III, L.P. ("Strategic Associates III"), a Delaware limited partnership, which in turn is the general partner of Strategic Partners III. DLJ Merchant Banking Funding, Inc. ("DLJMB Funding"), a Delaware corporation, is the associate general partner of Strategic Associates III. DLJMB Advisors is also the manager of Credit Suisse Private Equity Advisers LLC ("CSPE Advisers"), a Delaware limited liability company. Credit Suisse Alternative Capital, LLC ("CS Alternative

Capital"), a Delaware limited liability company, is the sole member of CSPE Advisers. CS Alternative Capital is a wholly owned subsidiary of CSAM Americas Holdings Corporation ("CSAM Americas"), a Delaware corporation, which in turn is a wholly owned subsidiary of CS Hldgs USA Inc. CSPE Advisers is the general partner of each of MPE, L.P. ("MPE") and PEP II, L.P. ("PEP II"), each of which is a Delaware limited partnership, and Sprout Investment Partners. MPE is the general partner of DLJ Multi-Manager PEF. PEP II is the general partner of each of DLJ PEP II and DLJPE Partners Fund II. Each of DLJMB Funding and DLJMB Advisors is a wholly owned subsidiary of Credit Suisse Private Equity, LLC ("CSPE LLC"), a Delaware limited liability company, which in turn is a wholly owned subsidiary of CS USA Inc. The address of the principal business and office of each of Strategic Partners III, DLJ Multi-Manager PEF, DLJ PEP II, Sprout Investment Partners, DLJPE Partners Fund II, DLJMB Advisors, Strategic Associates III, DLJMB Funding, CS Alternative Capital, CSAM Americas, CSPE Advisers, MPE, PEP II, and CSPE LLC is Eleven Madison Avenue, New York, New York, 10010. DLJ Long Term Investment Corporation ("DLJ LTIC") is a Delaware corporation and wholly owned subsidiary of CS USA Inc. Capital IX, L.P. The address of the principal business and office of DLJ LTIC is Eleven Madison Avenue, New York, New York, 10010. DLJCC, DLJCA IX, Associates IX, Sprout IX, Sprout Entrepreneurs, IX Plan, DLJLBO II, EMA Private Equity, CS Bermuda, Merban Equity Guernsey, Merban Equity, Strategic Partners III, DLJ Multi-Manager PEF, DLJ PEP II, Sprout Investment Partners, DLJPE Partners Fund II, DLJMB Advisors, Strategic Associates III, DLJMB Funding, CSPE Advisers, CS Alternative Capital, CSAM Americas, MPE, PEP II, CSPE LLC and DLJ LTIC are collectively referred to as the "CS Entities." The Company has been informed that subsequent to the filing of the Schedule 13D/A disclosed above, the Reporting Person filed various Forms 4 with the SEC in September 2011, which collectively disclosed that the Reporting Person may be deemed to beneficially own an aggregate of 7,173,226 shares of common stock.

(17) Based on information set forth in a Schedule 13G/A filed with the SEC on May 9, 2011 by Deerfield Capital, L.P., Deerfield Partners, L.P., Deerfield Special Situations Fund, L.P., Deerfield Management Company, L.P., Deerfield International Limited, Deerfield Special Situations Fund International Limited, Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., and James E. Flynn (collectively, the "Deerfield Entities"). Consists of (i) 860,275 shares of common stock held by Deerfield Partners, L.P., (ii) 107,665 shares of common stock held by Deerfield Special Situations Fund, L.P., (iii) warrants to purchase 295,650 shares of common stock held by Deerfield Special Situations Fund, L.P., (iv) 342,061 shares of common stock held by Deerfield Private Design Fund, L.P., (v) warrants to purchase 3,187,592 shares of common stock held by Deerfield Private Design Fund, L.P., (vi) 551,099 shares of common stock held by Deerfield Private Design International, L.P., (vii) warrants to purchase 5,135,102 shares of common stock held by Deerfield Private Design International, L.P., (viii) 1,105,546 shares of common stock held by Deerfield International Limited, (ix) 162,917 shares of common stock held by Deerfield Special Situations Fund International Limited and (x) warrants to purchase 462,426 shares of common stock held by Deerfield Special Situations Fund International Limited. The terms of the warrants contain a blocker provision under which the holder thereof cannot exercise such warrants to the extent that such exercise would result in the beneficial ownership by the holder, together with its affiliates, of more than 9.98% of the shares of common stock then issued and outstanding. As such, (i) Deerfield Special Situations Fund, L.P. may be deemed to benefically own warrants to purchase 36,628 shares of common stock, (ii) Deerfield Private Design Fund, L.P. may be deemed to benefically own warrants to purchase 394,905 shares of common stock, (iii) Deerfield Private Design International, L.P. may be deemed to beneficially own warrants to purchase 636,178 shares of common stock and (iv) Deerfield Special Situations Fund International Limited may be deemed to beneficially own warrants to purchase 57,289 shares of common stock. The business address of James E. Flynn, Deerfield Capital, L.P., Deerfield Partners, L.P., Deerfield Special Situations Fund, L.P., Deerfield Management Company, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P. is 780 Third Avenue, 37th Floor, New York, NY 10017. The business address of Deerfield International Limited and Deerfield Special Situations International Limited is c/o Citi Hedge Fund Services (B.V.I.) Ltd., Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, D8, British Virgin Islands. Subsequent to filing of the Schedule 13G/A disclosed above, the Deerfield Entities collectively exercised or assigned warrants to purchase an aggregate 5,322,694 shares of common stock. Deerfield Management Co. L.P. also filed a Schedule 13F with the SEC on June 30, 2011, which disclosed that the Deerfield Entities may be deemed to beneficially own an aggregate of 2,045,614 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Since January 1, 2010, there have been no transactions in which we were a participant in which the amount involved exceeded $120,000 and in which any related person (as that term is defined for purposes of Section 404(a) of Regulation S-K) had or will have a direct or indirect material interest, and there are currently no such proposed transactions.

Review, Approval or Ratification of Transactions with Related Persons

Our policy with regard to related party transactions is that all material transactions are to be reviewed by the Audit Committee for any possible conflicts of interest. A "related party transaction" is defined to include any transaction or series of transactions exceeding $120,000 in which we are a participant and any related person has a material interest. Related persons would include our directors, executive officers (and immediate family members of our directors and executive officers), and persons controlling over 5% of our outstanding common stock. In the event of a potential conflict of interest, the Audit Committee will generally evaluate the transaction in terms of: (i) the benefits to us; (ii) the impact on a director's independence in the event the related person is a director, an immediately family member of a director or an entity in which a director is a partner, shareholder or executive officer; (iii) the availability of other sources for comparable products or services; (iv) the terms and conditions of the transaction; and (v) the terms available to unrelated third parties or to employees generally. The Audit Committee will then document its findings and conclusions in written minutes. In the event a transaction relates to a member of our Audit Committee, that member will not participate in the Audit Committee's deliberations.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Directors and Nominees for Director

Pursuant to our Restated Certificate of Incorporation and Amended and Restated Bylaws, our Board of Directors currently consists of seven persons and two vacancies. Our Board of Directors is divided into three classes serving staggered terms of three years. The nominees for election as Class II directors are Vicente Anido, Jr., Ph.D. and Richard C. Williams. Dr. Anido and Mr. Williams currently serve as Class II directors. The Class I directors, Peter Barton Hutt, Benjamin F. McGraw III, Pharm.D., and Andrew J. Perlman, M.D., Ph.D. are scheduled to serve until the 2013 Annual Meeting of Stockholders. The Class III directors, Dean J. Mitchell and Wayne I. Roe, are scheduled to serve until the 2012 Annual Meeting of Stockholders.

In the event that any person nominated as a Class II director becomes unavailable or declines to serve as a director at the time of the Annual Meeting, the proxy holders will vote the proxies in their discretion for any nominee who is designated by the current Board of Directors to fill the vacancy. It is not expected that any of the nominees will be unavailable to serve.

The names of the Class II nominees for election to the Board of Directors at the Annual Meeting, age as of the Record Date, and certain information are set forth below. The names of the current Class II and Class III directors with unexpired terms, their ages as of the Record Date, and certain information about them are also stated below.

Name	Age	Principal Occupation	Director Since
Nominees for Class II Directors			
Vicente Anido, Jr., Ph.D.	58	President and Chief Executive Officer	2001
Richard C. Williams	68	President, Conner-Thoele Limited	2002
Continuing Class I Directors			
Peter Barton Hutt	76	Senior Counsel, Covington & Burling	2002
Benjamin F. McGraw III, Pharm.D.	62	Managing Member, Long Shadows Asset Management, LLC	2000*
Andrew J. Perlman, M.D., Ph.D.	63	Chief Executive Officer of Innate Immune, Inc	2006
Continuing Class III Directors			
Dean J. Mitchell	55	President and Chief Executive Officer, Lux Biosciences, Inc.	2004
Wayne I. Roe	61	General Partner, DFJ InCube Ventures, LLC	1998*

* Dr. McGraw and Mr. Roe resigned as directors on November 19, 2002 in connection with the closing of a private placement financing and were reappointed as directors in December 2002.

Information with Respect to Nominees and Directors

Set forth below for each nominee for election as a director and for each of our other directors, is information regarding his or her age, position(s) with us, the period he or she has served as a director, any family relationship with any of our other directors or executive officers, and the directorships currently held by him or her, and held by him or her at any time during the past five years, in corporations whose shares are publicly registered.

Class II
(Directors nominated for office, with a term expiring in 2014)

Vicente Anido, Jr., Ph.D. has served as our President and Chief Executive Officer and on our Board of Directors since December 2001. From June 2000 to September 2001, Dr. Anido was general partner for Windamere Venture Partners. From 1996 to 1999, Dr. Anido served as President and Chief Executive Officer of CombiChem, Inc., a private biotechnology company. From 1993 to 1996, he served as President of the Americas Region of Allergan, Inc., a public specialty pharmaceutical company focusing on ophthalmology, dermatology and neuromuscular indications, which we refer to as Allergan. Dr. Anido received a B.S. in Pharmacy from West Virginia University and a Ph.D. in Pharmacy Administration from the University of Missouri. In the past five years, Dr. Anido has served as a member of the board of directors of Apria Healthcare, Inc., a public company. Dr. Anido brings to our Board of Directors extensive experience in the areas of sales and marketing, business development, equity and debt transactions and fund raising.

Richard C. Williams has served on our Board of Directors since December 2002 and as Chairperson of our Board of Directors since July 2004. In 1989, Mr. Williams founded Conner-Thoele Limited, a consulting and financial advisory firm specializing in the healthcare industry and pharmaceutical segment, and since 1989, Mr. Williams has served as President of Conner-Thoele Limited. From 2000 to April 2001, Mr. Williams also served as Vice Chairman-Strategic Planning and director of King Pharmaceuticals, Inc., a public company. From 1992 to 2000, Mr. Williams served as Chairman and director of Medco Research, a then-public cardiovascular pharmaceutical development company, prior to its acquisition by King Pharmaceuticals, Inc. in 2000. From 1997 to 1999, Mr. Williams was Co-Chairman and a director of Vysis, Inc., a then-public genetic biopharmaceutical company. Prior to founding Conner-Thoele Limited, Mr. Williams held various operational and financial management officer positions with Abbott Laboratories, Erbamont, N.V., and American Hospital Supply Corporation, all of which are public companies and Field Enterprises, Inc., a private company. Mr. Williams received a B.A. from DePauw University and an M.B.A. from the Wharton School of Finance. In the past five years, Mr. Williams has served as a member of the boards of directors of Adamis Pharmaceuticals Corporation, Cellegy Pharmaceuticals, Inc. and EP MedSystems, Inc., all of which are public companies. Mr. Williams brings to our Board of Directors extensive experience in the biotechnology industry, specifically in the areas of overall strategy and investor relations, as well as extensive experience in accounting and finance issues, and is an "audit committee financial expert" as defined by the rules of the SEC.

Class I

Peter Barton Hutt has served on our Board of Directors since November 2002. Mr. Hutt is senior counsel specializing in food and drug law in the Washington, D.C. based law firm of Covington & Burling LLP. From time to time, Covington & Burling LLP provides legal services to us. Mr. Hutt joined Covington & Burling LLP in 1960 and was named partner in 1968, leaving from 1971 to 1975 to serve as Chief Counsel for the U.S. Food and Drug Administration, which we refer to as the FDA, and returning to Covington & Burling LLP in September 1975. Mr. Hutt is the co-author of a casebook used to teach food and drug law throughout the country and teaches a full course on the subject annually at Harvard Law School. Mr. Hutt received a B.A. from Yale University and an LL.B. from Harvard University. In addition, Mr. Hutt received a Master of Laws degree in Food and Drug Law from New York University Law School. In the past five years, Mr. Hutt has served as a member of the boards of directors of Momenta Pharmaceuticals, Inc., Xoma Ltd., CV Therapeutics, Inc., Favrille, Inc., Introgen Therapeutics, Inc., and Celera Corporation, all of which are public companies. Mr. Hutt brings to our Board of Directors extensive experience and knowledge in the area of food and drug law.

Benjamin F. McGraw, III, Pharm.D. has served on our Board of Directors since April 2000, except for the period from November 2002 to December 2002. Dr. McGraw is the managing member of Long Shadows Asset Management, LLC, a registered investment advisor. Prior to this, Dr. McGraw was President and Chief Executive Officer since 1994, director since 1996, and Treasurer since 2006, of Valentis, Inc., a biotechnology company, until Valentis, Inc. was acquired by Urigen Pharmaceuticals, Inc. in July 2007. Prior to this, Dr. McGraw was Corporate Vice President for Corporate Development of Allergan. Prior to this, he was an equity analyst and a fund manager at Carerra Capital Management. Prior to this, he was Vice-President, Development for Marion Laboratories and Marion, Merrell Dow, both of which were public companies. Dr. McGraw received a B.S. and a Doctor of Pharmacy from the University of Tennessee Center for the Health Sciences, where he also completed a clinical practice residency. In the past five years, Dr. McGraw has served as a member of the boards of directors of Valentis, Inc. and Urigen, Inc., which are both public companies, and as a managing member of Long Shadow Asset Management, LLC, which is a registered investment advisor. Dr. McGraw brings to our Board of Directors extensive experience in the biotechnology industry, as well as extensive experience in accounting and finance issues, and is an "audit committee financial expert" as defined by the rules of the SEC.

Andrew J. Perlman, M.D., Ph.D. has served on our Board of Directors since April 2006. Since June 2011, he has served as Managing Director and Chief Medical Officer of Velocity Pharmaceutical Development, a drug development company. From August 2010 to June 2011, Dr. Perlman served as a Venture Partner for CMEA Capital. Dr. Perlman is also the co-founder, and has served since October 2004 as the Chief Executive Officer, of Innate Immune, Inc., a private company engaged in the discovery and development of therapeutics for asthma and autoimmune diseases. Dr. Perlman served in various senior management positions, culminating as Executive Vice President, at Tularik, Inc., a public biotechnology company, from 1993 through October 2004, except from February 2002 to October 2002, when he served as the Chief Executive Officer and a member of the board of directors of Affymax, Inc., a private biopharmaceutical company. While at Tularik, Inc., Dr. Perlman's principal responsibilities were in the areas of clinical research and business development in which he provided medical input and strategy for all of Tularik, Inc.'s clinical projects, and played an active role in Tularik, Inc.'s financing activities and in its merger with Amgen, Inc. in 2004. Prior to 1994, Dr. Perlman was a Senior Director of Clinical Research at Genentech, Inc., a public company, and served as a faculty member in the Department of Medicine at Stanford University. Dr. Perlman received an M.D. and a Ph.D. in Physiology from New York University. Dr. Perlman brings to our Board of Directors extensive experience in the biotechnology industry, specifically in the area of drug discovery and development.

Class III

Dean J. Mitchell has served on our Board of Directors since July 2004. In July 2010, Mr. Mitchell was appointed President and Chief Executive Officer of Lux Biosciences, Inc., a private biopharmaceutical company, and was also appointed a member of its board of directors. In 2009, he was appointed as a non-executive director of Talecris Biopharmaceuticals, Inc., a public company and Intrexon Corporation, a private company. He was previously President and Chief Executive Officer of Alpharma Inc., a public company, and was also appointed a member of its board of directors in July 2006. Alpharma Inc. was acquired by King Pharmaceuticals, Inc. in December 2008, and Mr. Mitchell ceased to be an officer and a director of Alpharma Inc. on December 29, 2008. Prior to this, he was President and Chief Executive Officer of Guilford Pharmaceuticals Inc., a public company, from December 2004 until its acquisition by MGI Pharma Inc., a public company, in October 2005, and was a non-executive director of MGI Pharma Inc. until its acquisition by Eisai Co., Ltd. in January 2008. Mr. Mitchell was at Bristol-Myers Squibb, a public company, from 2001 until 2004 in several roles including President International, President U.S. Primary Care and Vice President, Strategy. He also spent 15 years at Glaxo SmithKline, a public company, and its predecessor companies, most recently as Senior Vice President, Clinical Development and Product Strategy from 1999 to 2001, and prior to that as Vice President and General Manager, Specialty Divisions, Strategic Planning and Business Development, from 1995 to 1999. He received an M.B.A. from City University Business School, in London, U.K., and a B.Sc. degree in Biology from Coventry University, U.K. In the past five years, Mr. Mitchell has served as a member of the boards of directors of Alpharma, Inc., Guilford Pharmaceuticals, Inc., MGI Pharma Inc., and Talecris Biopharmaceuticals, all of which were then public companies. Mr. Mitchell brings to our Board of Directors extensive experience in the pharmaceutical industry, specifically in the areas of management, business and corporate development, sales and marketing and clinical development.

Wayne I. Roe has served on our Board of Directors since June 1998, except for the period from November 2002 to December 2002. Mr. Roe was Senior Vice President for United Therapeutics Corporation, a public biotechnology company, from November 1999 to November 2000. From November 1988 to March 1999, Mr. Roe founded and served in various management positions at Covance Health Economics and Outcome Services, a consulting firm for life sciences companies, last serving as Chairman of the board of directors. Mr. Roe has been a general partner of InCube Ventures, Inc., a medical device-focused venture capital firm, since 2008. Mr. Roe received an M.A. in Political Economy from the State University of New York and an M.A. in Economics from the University of Maryland. In the past five years, Mr. Roe has served as a member of the boards of directors of Aradigm, Inc., Favrille, Inc., and Celera Corporation, all of which are public companies. Mr. Roe brings to our Board of Directors extensive experience in the pharmaceutical and medical device industries, specifically in the areas of development and commercialization of pharmaceutical and medical device products, as well as extensive experience in accounting and finance issues.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE TWO NOMINEES SET FORTH ABOVE.

Meetings of the Board of Directors and Committees

Our Board of Directors held 7 meetings during the fiscal year ended December 31, 2010. Each of the directors serving at the time attended in person or by teleconference at least 71% of the aggregate of all of the meetings held by the Board of Directors and any committees of the Board of Directors on which such person served during the last fiscal year. Although we have no formal policy requiring director attendance at annual meetings of stockholders, directors are encouraged to attend the Annual Meeting. All incumbent directors attended the 2010 Annual Meeting of Stockholders.

Our common stock is listed on the NASDAQ Global Market and is governed by its listing standards. Our Board of Directors has determined that the following seven directors satisfy the current "independent director" standards established by NASDAQ Listing Rules: Peter Barton Hutt, Benjamin F. McGraw III, Dean J. Mitchell, Andrew J. Perlman, Wayne I. Roe and Richard C. Williams. Peter Barton Hutt, a member of our Board of Directors since November 2002, is a senior counsel in the Washington, D.C. law firm of Covington & Burling. From time to time, attorneys at Covington & Burling, other than Mr. Hutt, provide legal services to us. In determining that Mr. Hutt satisfies the "independent director" standards established by the NASDAQ Listing Rules, our Board of Directors considered, among other things, the amount of fees paid by the Company to Covington & Burling.

Our Board of Directors has established three standing committees:(i) the Audit Committee, (ii) the Compensation Committee, and (iii) the Nominating and Corporate Governance Committee. Each of these committees operates under a written charter adopted by our Board of Directors, copies of which are posted on our Internet website at www.istavision.com. We will also provide electronic or paper copies of the standing committee charters free of charge, upon request made to our Corporate Secretary. Each committee is described as follows:

Name of Committees and Members	General Functions of the Committees	Number of Meetings in Fiscal 2010
AUDIT COMMITTEE Richard C. Williams (Chairperson) Benjamin F. McGraw, III, Pharm.D. Wayne I. Roe	• Oversees our accounting and financial reporting processes • Appoints, determines compensation for and oversees the work of the independent auditors • Approves the services performed by the independent auditors • Approves related party transactions	6
COMPENSATION COMMITTEE Benjamin F. McGraw, III, Pharm.D. (Chairperson) Dean J. Mitchell	• Sets executive compensation guidelines • Administers the Company's stock incentive plans • Recommends to the Board of Directors compensation of Chief Executive Officer and members of the Board of Directors • Approves compensation of executive officers other than Chief Executive Officer	6
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE Peter Barton Hutt (Chairperson) Andrew J. Perlman, M.D., Ph.D.	• Recommends corporate governance principles • Reviews and makes recommendations regarding candidates for service on the Board of Directors • Assists with executive development and succession matters	1

Audit Committee. Our Board of Directors has determined that all of the members of the Audit Committee meet the independence standards of NASDAQ Listing Rule 5605(a)(2), as well as Section 10A(m) of the Exchange Act, and Rule 10A-3 promulgated thereunder. Our Board of Directors has designated Mr. Williams and Dr. McGraw as our "audit committee financial experts," as defined by the rules of the SEC.

Compensation Committee. Our Board of Directors has determined that all of the members of the Compensation Committee meet the independence standards of NASDAQ Listing Rule 5605(a)(2).

Nominating and Corporate Governance Committee. Our Board of Directors has determined that all of the members of the Nominating and Corporate Governance Committee meet the independence standards of NASDAQ Listing Rule 5605(a)(2).

As reflected in the charter of the Nominating and Corporate Governance Committee, factors considered by the Nominating and Corporate Governance Committee in the selection of director nominees are experience in business, finance, administration or healthcare, familiarity with our business and industry and, as applicable, specific expertise, including but not limited to such matters as clinical development, regulatory strategy or business development. The Nominating and Corporate Governance Committee also gives consideration to candidates with appropriate non-business backgrounds, illustratively, with backgrounds in medicine, research, government or intellectual property. The Nominating and Corporate Governance Committee gives consideration to individuals identified by stockholders, management and members of the Board of Directors.

In considering whether to recommend any candidate for inclusion in the Board of Directors' slate of recommended director nominees, including candidates recommended by our stockholders, the Nominating and Corporate Governance Committee applies the criteria set forth in our Amended and Restated Corporate Governance Principles. These criteria include the candidate's integrity, business acumen, age, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all of our stockholders. We believe that the backgrounds and qualifications of the Company's directors, considered as a group, provides a significant composite mix of experience, knowledge and abilities that allows the Board of Directors to fulfill its responsibilities. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law.

Our Amended and Restated Bylaws provide for business to be brought by a stockholder before an annual meeting of stockholders including nominations for the election of directors, so long as our Corporate Secretary receives, at our corporate offices, written notice of the matter not less than 120 days prior to the first anniversary of the date our proxy statement was released to stockholders in connection with the preceding year's annual meeting of stockholders. See "Other Business; Stockholder Proposals" above.

In addition, it is our policy that director candidates recommended by stockholders will be given appropriate consideration in the same manner as other director candidates presented to the Nominating and Corporate Governance Committee. Stockholders who wish to submit a director candidate for consideration by the Nominating and Corporate Governance Committee may do so by submitting a comprehensive written resume of the recommended nominee's business and educational experience and background and a consent in writing signed by the recommended nominee that he or she is willing to be considered as a nominee and if nominated and elected, he or she will serve as a director. Stockholders should send their written recommendations of nominees accompanied by the candidate's resume and consent to: Chairperson of the Nominating and Corporate Governance Committee, c/o ISTA Pharmaceuticals, 50 Technology Drive, Irvine, California 92618. The foregoing policy is subject to our Restated Certificate of Incorporation, our Amended and Restated Bylaws and applicable law. No director nominations by stockholders have been received as of the filing of this proxy statement.

Stockholder Communications to the Board of Directors

Stockholders may submit communications to our Board of Directors, its committees or the Chairperson of the Board of Directors or any of its committees or any individual members of the Board of Directors, by addressing a written communication to: Board of Directors, c/o ISTA Pharmaceuticals, Inc., 50 Technology Drive, Irvine, California 92618. Stockholders should identify in their communication the addressee, whether it is our Board of Directors, its committees or the Chairperson of the Board of Directors or any of its committees or any individual member of the Board of Directors. Stockholder communications will be forwarded to our Vice President, Human Resources. The Vice President, Human Resources will acknowledge receipt to the sender, unless the sender has submitted the communication anonymously, and forward a copy of the communication to the addressee on our Board of Directors, or if the communication is addressed generally to our Board of Directors, to our Chairperson of the Board of Directors.

Director Compensation

Our non-employee directors earn the following compensation for their service on the Board of Directors and its committees:

- During 2010, each non-executive member of the Board of Directors earned an annual retainer of $20,000. Effective January 1, 2011, the annual retainer increased to $40,000;
- $1,500 for each meeting of our Board of Directors attended;
- $1,500 for each meeting of each committee of our Board of Directors attended;
- $1,000 for telephonic attendance at any meeting of our Board of Directors or any committee of our Board of Directors. Effective January 1, 2011, the fee for telephonic attendance at any meeting increased to $1,500;
- the Chairperson of our Board of Directors receives an additional $30,000 annual retainer;
- the Chairperson of the Audit Committee receives an additional $15,000 annual retainer;
- the Chairperson of the Compensation Committee receives an additional $10,000 annual retainer;
- the Chairperson of the Nominating Committee and Governance Committee receives an additional $7,500 annual retainer;
- reimbursement for travel and miscellaneous expenses in connection with attendance at meetings of our Board of Directors or any committee of our Board of Directors; and
- non-employee directors who, immediately after the Annual Meeting, continue to serve on our Board of Directors and have served on our Board of Directors for at least the six (6) months preceding the Annual Meeting receive an annual equity grant of options to purchase 20,000 shares of common stock, which will be fully vested upon the first anniversary of the date of grant.

In addition, during the fiscal year ended December 31, 2010, upon initial election or appointment to our Board of Directors, an equity grant of options and restricted stock, determined by dividing $193,250 by the closing price of our common stock on the grant date, comprised of either, at the election of the director, (i) 100% options or (ii) 60% options and 40% restricted stock (based on 3-to-1 ratio of options to restricted stock). In June 2010, the Compensation Committee recommended to our Board of Directors an equity grant of options to purchase 40,000 shares of common stock upon initial election or appointment to our Board of Directors, which was subsequently approved by our Board of Directors. The shares subject to the initial equity grants vest in three equal annual installments. While the foregoing have been our guidelines, we have not appointed any new directors since 2006.

During the fiscal year ended December 31, 2010, we granted non-employee directors options to purchase an aggregate of 140,000 shares of common stock each at an exercise price of $4.58 per share.

The following table summarizes all compensation paid to or earned by directors for fulfilling their duties as directors in 2010.

Director Compensation Paid for the 2010 Fiscal Year

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)	Option Awards ($)	Total ($)[2]
Richard C. Williams	$ 88,500	$ 0	$ 69,104	$157,604
Benjamin F. McGraw III, Pharm.D.	$ 62,000	$ 0	$ 69,104	$131,104
Dean J. Mitchell	$ 41,000	$ 0	$ 69,104	$110,104
Kathleen D. LaPorte[3]	$ 39,500	$ 0	$ 69,104	$108,604
Wayne I. Roe	$ 39,000	$ 0	$ 69,104	$108,104
Peter Barton Hutt	$ 38,500	$ 0	$ 69,104	$107,604
Andrew J. Perlman, M.D., Ph.D.	$ 31,500	$ 0	$ 69,104	$100,604

1. Reflects cash compensation earned for fiscal year 2010.

2. Represents the aggregate grant date fair value of option and stock awards for fiscal year 2010 calculated in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. In 2010, each director received 20,000 shares of options. The assumptions used to calculate the fair value of option awards are disclosed in Note 4 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, originally filed with the SEC on February 25, 2011. As of December 31, 2010, each director had the following number of options outstanding: Peter Barton Hutt, 151,950; Kathleen D. LaPorte, 151,950; Benjamin F. McGraw III, Pharm.D., 152,950; Dean J. Mitchell, 126,700; Andrew J. Perlman, M.D., Ph.D., 82,200; Wayne I. Roe, 120,450; and Richard C. Williams, 151,950.
3. Kathleen D. LaPorte resigned as a director effective November 1, 2011.

Other Executive Officers

Lauren P. Silvernail (53) has served as our Chief Financial Officer and Vice President, Corporate Development since March 2003. From 1995 to March 2003, Mrs. Silvernail served in various operating and corporate development positions for Allergan, most recently serving as Vice President, Business Development. From 1989 to 1994, she was a general partner at Glenwood Ventures and served as a director and operating manager for several of its portfolio companies. Mrs. Silvernail received an M.B.A. from the University of California, Los Angeles.

Thomas A. Mitro (54) has served as our Vice President, Sales & Marketing since July 2002. From 1980 to 2002, Mr. Mitro held several positions at Allergan, including Vice President, Skin Care, Vice President, Business Development and Vice President, e-Business. Mr. Mitro received a B.S. degree from Miami University.

Marvin J. Garrett (61) has served as our Vice President, Regulatory Affairs, Quality & Compliance since June 1999. From May 1994 to June 1999, Mr. Garrett was Vice President, Regulatory Affairs and Clinical Research for Xoma, Ltd., a public company. From 1990 to 1994, he was President and General Manager of Coopervision Pharmaceutical, a division of the Cooper Companies, Inc. Prior to joining Coopervision Pharmaceutical, Mr. Garrett was Vice President of Regulatory Affairs, Clinical Research and Quality for Iolab Pharmaceuticals, a Johnson & Johnson Company, and also Director of Regulatory Affairs for Allergan. Mr. Garrett received a B.S. in Microbiology from California State University, Long Beach.

Timothy R. McNamara, Pharm.D. (55) has served as our Vice President, Clinical Research and Medical Affairs since November 2006, and previously served as Director, Medical Affairs, from November 2004 to November 2006. Dr. McNamara was Director, Medical Affairs at Amgen Inc., a public company, from June 2001 to July 2004. Prior to that, Dr. McNamara was at Bristol-Myers Squibb, a public company, from June 1989 to January 1998, where he last served as Director, Advance Health Care Services in the Department of Medical Affairs, and served as Senior Director of Medical Affairs for Searle, a private company, from February 1998 to May 2000, and was Chief Executive Officer of PRN Inc., a private contract research organization, from June 2000 to June 2001. Dr. McNamara also held the position of Associate Professor at St. Louis College of Pharmacy and Samford University, and Clinical Pharmacist for the Program on Aging at Jewish Hospital and Washington University, School of Medicine, St. Louis. Dr. McNamara received a B.S. in Pharmacy and a Pharm.D. from University of Missouri, Kansas City.

Kathleen McGinley (62) has served as our Vice President, Human Resources and Corporate Services, since November 2003. From January 2003 to November 2003, Ms. McGinley served as a consultant to us. From May 2000 to January 2003, Ms. McGinley served as Director and Vice President, Human Resources for Littlefeet, Inc., a private company. From December 1999 to May 2000, Ms. McGinley served as Director of Human Resources for Combi-Chem/Dupont Pharmaceuticals, a private company. Ms. McGinley received an M.S. from the University of Tennessee, Knoxville.

Kirk McMullin (58) has served as Vice President, Operations since August 2002. From 1995 to 2002, Mr. McMullin was Vice President, Worldwide Manufacturing Support for Allergan. Mr. McMullin received a B.A. from Humboldt State University.

Glenn E. Davis (62) has served as our Vice President, Legal and Chief Compliance Officer since March 2009, prior to which he served as a consultant from 2006 to 2009. Mr. Davis has practiced food and drug law for over 36 years, in private practice with Kleinfeld, Kaplan & Becker, and in-house at Syntex (U.S.A.) Inc. and Allergan. Mr. Davis attended the London School of Economics, and received an A.B. from the University of the Pacific, summa cum laude and a J.D. from the University of California Boalt Hall School of Law.

Brian G. Drazba (50) has served as our Vice President, Finance and Chief Accounting Officer since June 2009. From September 1992 to February 2009, Mr. Drazba held several positions at InSight Health Corp., a public company, the most recent as Senior Vice President and Chief Accounting Officer. Mr. Drazba received a B.A. from the University of San Diego.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Board Leadership

In accordance with our Amended and Restated Corporate Governance Principles, at such times as an independent director is serving as Chairperson of our Board of Directors, the leadership of our Board of Directors is the responsibility of the Chairperson. If a non-independent director is serving as Chairperson of our Board of Directors, our Board of Directors will designate one of the independent directors to be the "lead independent director." The lead independent director will periodically help schedule and conduct separate meetings of the independent directors and perform such other duties as our Board of Directors may designate from time to time.

Mr. Williams, who is an independent director, has served as Chairperson of our Board of Directors since July 2004. We believe that this leadership structure provides the appropriate level of independent oversight necessary to ensure that our Board of Directors meets its fiduciary obligations to our stockholders, that the interests of management and our stockholders are properly aligned, and that we establish and follow sound business practices and strategies that are in the best interests of our stockholders.

A copy of our Amended and Restated Corporate Governance Principles is available on our website free of charge at www.istavision.com.

Our Board of Directors' role in our risk oversight process includes receiving regular reports from members of senior management on areas of material risk to us, including operational, financial, legal and regulatory, and strategic and reputational risks. The full Board of Directors (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives these reports from the appropriate "risk owner" within the organization to enable it to understand our risk identification, risk management and risk mitigation strategies. When a committee receives the report, the Chairperson of the relevant committee reports on the discussion to the full Board of Directors during the committee portion of the next Board of Directors meeting. This enables our Board of Directors and its committees to coordinate the risk oversight role, particularly with respect to risk inter-relationships. As part of its charter, the Audit Committee discusses our policies with respect to risk assessment and risk management.

In considering whether to recommend any candidate for inclusion in the Board of Directors' slate of recommended director nominees, including candidates recommended by our stockholders, the Nominating and Corporate Governance Committee will apply the criteria set forth in our Amended and Restated Corporate Governance Principles. These criteria include the candidate's integrity, business acumen, age, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all of our stockholders. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow our Board of Directors to fulfill its responsibilities. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, officers and beneficial owners of more than 10% of our common stock to file reports of ownership and reports of changes in the ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely upon a review of such reports and amendments thereto we received during or with respect to its most recent fiscal year and upon written representations regarding all reportable transactions, we did not identify any such required report that was not timely filed, except that Mr. Davis filed an amended Form 3 to report shares that were inadvertently excluded from the Form 3 filed with the SEC on December 16, 2010.

Code of Ethics

Our Board of Directors adopted our Code of Ethics and Conduct which applies to our principal executive officer and our principal financial officer and principal accounting officer, as well as to all of our other employees. A copy of the Code of Ethics and Conduct is available on our website free of charge at www.istavision.com. If any substantive amendments are made to the written code of ethics, or if any waiver (including any implicit waiver) is granted from any provision of the Code of Ethics and Conduct for our principal executive officer, principal financial officer or principal accounting officer, we will disclose the nature of such amendment or waiver on our website at www.istavision.com and/or in a Current Report on Form 8-K.

Executive Compensation

COMPENSATION DISCUSSION & ANALYSIS

This discussion and analysis summarizes our philosophy, strategy and the major details of our approach to compensating our principal executive officer (the Chief Executive Officer), our principal financial officer (the Chief Financial Officer), and each of our other three most highly compensated executive officers as of the end of the last fiscal year whose total compensation exceeded $100,000, who are named in the tables below and referred to as our named executive officers.

Compensation Philosophy

Compensation objectives

Our overall executive compensation philosophy is based on a series of guiding principles derived from our values, business strategy, and management requirements. These principles are summarized as follows:

- provide competitive levels of total compensation which will enable us to attract and retain the best possible executive talent;
- motivate executives to achieve optimum performance for us;
- align the financial interest of executives and stockholders through equity-based plans; and
- provide a total compensation program that recognizes individual contributions as well as overall business results.

Compensation elements

Our compensation program is designed to be simple, straightforward and fair and consists of the following elements:

- base salary;
- annual cash bonus;
- long-term incentives;
- a nominal perquisite; and
- employment and change-in-control agreements.

We do not provide gross-ups, which means our named executive officers are liable to pay their own taxes if any excise tax under Section 280G of the Internal Revenue Code of 1986, or the Code, is triggered.

Target pay and mix for compensation elements

The Compensation Committee reviews both total compensation and each element of compensation when making pay decisions and recommendations to our Board of Directors. Although actual compensation can be above or below targets based on individual and Company performance, retention considerations and executive experience, we generally target the following market percentiles for compensation for our executives:

- Base salary is targeted at the 50th percentile of our peer group in the life sciences field (see also "Role of the compensation consultant in the compensation determination process" below) to ensure that we provide a competitive pay package and provide executives with a level of security for at least a portion of their pay;
- The annual cash bonus is targeted at the 75th percentile of our peer group in the event of superior performance to ensure that superior performance is incentivized and rewarded;
- The annual long-term incentive grant is targeted at the 50th percentile of our peer group to reflect our emphasis on our long-term growth; and
- Our perquisites are nominal and our employment and change-in-control agreements are targeted at the median of our peer group.

In allocating compensation among these elements, we have pursued an overall compensation strategy for executives that emphasizes incentive, not fixed, compensation as illustrated by the following:

- The base salary of our Chief Executive Officer is only 36% of his total 2010 compensation package, with the remaining 64% based on incentive compensation (based on 2010 base salary, 2010 annual bonus paid in 2011, and the value of long-term incentives granted in 2010);
- The base salaries of our other named executive officers, on average, were 51% of their total 2010 compensation packages, with the remaining 49% based on incentive compensation (based on 2010 base salary, 2010 annual bonus paid in 2011, and the value of long-term incentives granted in 2010); and
- We have also emphasized long-term compensation over short-term compensation given that we are in our early stages of growth where a long-term focus is critical and given that we attract executives who are generally more motivated by long-term compensation than by short-term compensation.

2010 Executive Summary

Our performance in 2010 was strong

Despite a challenging economy, we achieved strong financial and operational performance during 2010. The key results of the year are summarized below:

- we exceeded our 2010 financial objectives by achieving net revenues of $156.5 million and net income of $2.2 million (excluding warrant expense);
- we successfully obtained approval to market BROMDAY™ and launched it shortly thereafter;
- we achieved a market share of 4.4% for BEPREVE™ as measured in total prescription dollars; and
- our one-year and three-year total stockholder return was 12.5% and 1.5%, respectively, which ranks us near the 70th percentile for each among all firms in the pharmaceuticals and biotechnology industry.

We pay for performance

Despite the challenging corporate and operational goals we set for our named executive officers, the named executive officers were able to achieve almost all of the goals set for them and were compensated accordingly.

- Our strong performance in 2010 resulted in funding of our annual incentives at nearly target, demonstrating a strong alignment between pay and performance;
- Base salary merit increases for our named executive officers were reflective of individual performance and our performance and ranged from 3.0% to 5.7%;
- We emphasize at-risk, performance-based compensation whereby approximately 64% of our Chief Executive Officer's pay is incentive-based and approximately 49%, on average, is incentive-based for all other named executive officers; and
- We use a mix of stock options and restricted stock for long-term incentives which motivates executives, including the named executive officers, to increase the long-term value of the company and aligns our executives with stockholders.

Our pay practices are simple, straightforward and fair

Our compensation arrangements for our named executive officers are consistent with other executives across the company and are simple and straightforward.

- We provide base salary, annual cash bonus, long-term incentives, a nominal perquisite (financial planning), and employment and change-in-control arrangements;
- Our peer group used for external compensation comparisons consists of twelve companies that are similar in size and industry as compared to us and spend similar amounts on research and development. The median annual revenues of the peer group approximates our revenues;
- Relative to the market, our pay for named executive officers approximates, on average, the 50th percentile for base salary, 60th percentile for target total cash compensation, and below the 25th percentile for long-term incentives; and

- We have several design features in our programs that reduce the likelihood of excessive risk-taking.

Compensation Element Details

Base salary

We pay base salaries to reward our named executive officers for performing the core responsibilities of their positions and to provide them with a level of security with respect to a portion of their compensation. The primary factors considered by the Compensation Committee in establishing or making recommendations to our Board of Directors regarding base salaries are:

- individual and Company performance;
- executive experience, position criticality and overall responsibility of the named executive officer;
- comparable company and survey market data; and
- internal equity among positions.

Salaries for each of our named executive officers are considered for adjustment annually as part of our annual review process. The base salary of our Chief Executive Officer is recommended by the Compensation Committee and approved by our Board of Directors. The base salaries of all other named executive officers are approved by the Compensation Committee. The Compensation Committee reviewed the base salaries for the named executive officers for the fiscal year ended December 31, 2009, and determined that not all named executive officers met the objective to provide base salaries at the 50th percentile of our peer group. In February 2010, the Compensation Committee (and the Board of Directors in the case of our Chief Executive Officer) approved merit increases for our named executive officers ranging from 3.0% to 5.7% based on individual and Company performance as well as market data.

Annual cash bonus plan

In February 2010, our Board of Directors, upon recommendation of the Compensation Committee, adopted a cash bonus plan for 2010, which we refer to as the Bonus Plan. Under the Bonus Plan, participating executive officers and employees were eligible to earn cash bonus compensation based on individual and Company performance in 2010. The Bonus Plan is designed to reward achievement of pre-determined Company and individual objectives. No bonus is guaranteed to any named executive officer.

In 2010, the Bonus Plan was weighted on achievement of specific financial goals that we believe are appropriate for a commercial pharmaceutical company of our size. For 2010, funding for the Bonus Plan was weighted 70% on achievement of specific financial goals and 30% on achievement of specific milestones, as discussed further below. Under the Bonus Plan, named executive officers were eligible to receive all or a portion of a target bonus expressed as a percentage of their respective base salaries (which range from 65% for our Chief Executive Officer and to 40% to 50% for all other named executive officers).

With respect to our 2010 financial goals (which represented 70% of the total bonus opportunity), our Board of Directors, upon recommendation of the Compensation Committee, adopted guidelines to determine tiered funding based on achieving net revenues of $155.0 million and net income of $1.0 million (excluding the valuation of the warrants issued in connection with the Facility Agreement dated September 26, 2008 by and between the Company and the lenders named therein). Achievement was measured based on a percentage of the target amounts indicated in the preceding sentence, with 60% achievement being the minimum and yielding an initial funding of 60% of the Bonus Plan. However, regardless of any minimum funding amounts and objective achievement determinations, funding for the Bonus Plan continues to be at the discretion of our Board of Directors. The portion of the funding of the Bonus Plan that was based on milestones (which represents 30% of the total bonus opportunity) involved obtaining FDA approval to market BROMDAY (which represents 15% of the total bonus opportunity) and achieving a market share of 7.4% for BEPREVE, as measured in total prescription dollars (which represents 15% of the total bonus opportunity). Our Board of Directors considered these goals and milestones as challenging to achieve, and designed such goals and milestones to focus executive attention on key accomplishments that could enhance our long-term value.

In 2010, we (i) exceeded our financial objectives by achieving $156.5 million in net revenues and $2.2 million in net income (excluding warrant expense), (ii) met our objective to obtain approval to market BROMDAY, and (iii) met 60% of our objective related to achieving a market share of 7.4% for BEPREVE.

Using the pre-established funding guidelines for the financial portion of the Bonus Plan (70% of the total bonus opportunity) and the milestone portion of the Bonus Plan (30% of the total bonus opportunity), the funding of the Bonus Plan was set at 97% for fiscal 2010.

2010 Goals	Bonus Funding Opportunity at Targeted Performance Levels	2010 Achievement Levels	Bonus Funding Based on 2010 Achievement Levels
Achieve $155.0 million in net revenues and $1.0 million in net income (excluding warrant expense)	70%	Met 104% of Goal Net revenues of $156.5 million Net income of $2.2 million (excluding warrant expense)	73%
Obtain approval to market BROMDAY	15%	Met Goal BROMDAY was approved to market	15%
Achieve BEPREVE dollar market share in all audiences of 7.4%, measured in total prescription dollars	15%	Met 60% of Goal Dollar market share in all audiences of 4.4% at year end	9%
Totals	**100%**	**N/A**	**97%**

Once our Board of Directors establishes the funding level for the Bonus Plan, individual determinations of bonuses are calculated for the Chief Executive Officer and the other named executive officers based on their achievement of corporate and their individual goals. The Chief Executive Officer's goals are identical to our funding goals, so he is measured 70% on financial performance and 30% on achievement of our specific milestone goals. Other named executive officers' goals are based on other individual objectives, as described further in the table below. The Compensation Committee and our Board of Directors considered these individual objectives as challenging to achieve, and designed such individual objectives to focus executive attention on key accomplishments that will enhance our long-term value.

The 2010 individual objectives for each of our named executive officers, along with their relative weight and level of achievement, are as follows:

Named Executive Officer	Position	2010 Base Salary	Incentive Target [(1)]	Objective	Objective Weight	Level of Achievement
Vicente Anido, Jr., Ph.D.	President and Chief Executive Officer	$ 532,912	65%	Achieve $155.0 million in net revenues and $1.0 million in net income (excluding warrant expense)	70%	104%
				Obtain approval to market BROMDAY	15%	100%
				Achieve BEPREVE dollar market share in all audiences of 7.4%, measured in total prescription dollars	15%	60%
Lauren P. Silvernail	Chief Financial Officer and Vice President, Corporate Development	$ 311,140	50 %	Manage department and corporate expenses to ensure achievement of quarterly and annual budget targets	35 %	100 %
				Identify, source and analyze key business development opportunities, particularly product acquisitions	35%	100 %

Named Executive Officer	Position	2010 Base Salary	Incentive Target [1]	Objective	Objective Weight	Level of Achievement
				and/or in-licenses for products reaching the completion of clinical development (or later).		
				Complete initial phase of legal process for key projects	30%	100%
Thomas A. Mitro..............	Vice President, Sales and Marketing	$315,908	45%	Achieve $155.0 million in net revenues	70%	104%
				Launch of BROMDAY after approval to market and initiate conversion from XIBROM	15%	100%
				Achieve BEPREVE dollar market share in all audiences of 7.4%, measured in total prescription dollars	15%	60%

Named Executive Officer	Position	2010 Base Salary	Incentive Target [1]	Objective	Objective Weight	Level of Achievement
Marvin J. Garrett	Vice President, Regulatory Affairs, Quality, and Compliance	$314,269	40%	Meet department financial objectives and manage department expenses to ensure achievement of Company's financial targets	70%	100%
				Obtain approval and launch of BROMDAY	15%	100%
				Support achievement of BEPREVE dollar market share in all audiences of total prescription dollars by training within organization	15%	60%
Timothy R. McNamara, Pharm. D.	Vice President, Clinical Research and Medical Affairs	$312,829	40%	Support achievement of $155.0 million in net revenues as well as meet department financial objectives, manage department expenses to ensure achievement of Company's financial targets	40%	104%
				Obtain approval of BROMDAY	10%	100%
				Oversee development of publications and additional Medical Affairs activities to support BEPREVE launch	10%	100%
				Initiate clinical programs in bromfenac for dry eye disease and bepotastine nasal by successfully meeting enrollment objectives for at least one trial in each program under a Special Protocol Assessment	40%	100%

(1) Targets expressed as a percentage of the executive officer's 2010 base salary.

The Compensation Committee was responsible for evaluating the individual performance of the Chief Executive Officer for the 2010 fiscal year and for submitting to our Board of Directors the Compensation Committee's recommendation regarding the amount of the cash bonus payable to the Chief Executive Officer under the Bonus Plan. The Compensation Committee's recommendations are initially based upon the Company's actual level of achievement of the Company's financial and milestone goals, with achievement of 100% of a Company goal initially yielding 100% funding of the portion of the Chief Executive Officer's bonus represented by that particular target. However, following that objective determination, the Compensation Committee also considers other relevant factors that may impact Company performance and the Chief Executive Officer's role in achieving results when submitting its recommendations to the Board of Directors and may adjust the amounts accordingly. Thus, the Compensation Committee uses a quantitative approach to measure achievement of objective criteria, but also exercises appropriate discretion in recommending and determining performance compensation, and can recommend a bonus in excess of or less than the previously established target bonus or the amounts resulting from the individual objective achievement calculations. Our Board of Directors has the final authority to approve the Compensation Committee's recommendation regarding the amount of the cash bonus payable, if any, to the Chief Executive Officer under the Bonus Plan. For fiscal 2010, our Board of Directors approved the Compensation Committee's recommendations for the Chief Executive Officer's cash bonus amount without change.

The Chief Executive Officer was responsible for evaluating each named executive officer's 2010 performance and for submitting his recommendations to the Compensation Committee regarding the amount of the cash bonus payable to each named executive officer. The Chief Executive Officer's recommendations are initially based upon the Chief Executive Officer's assessment of each named executive officer's actual level of achievement of his or her individual objectives for 2010, with achievement of 100% of a performance target yielding an initial funding of the portion of the individual's bonus represented by that particular target equal to 100% multiplied by the overall percentage of Bonus Plan funding. However, following that objective determination, the Chief Executive Officer also considers other relevant factors that may impact performance of the other named executive officers in achieving Company results. Thus, the Chief Executive Officer uses a quantitative approach to measure achievement of objective criteria, but also exercises appropriate discretion in recommending and determining performance compensation, and can recommend bonuses in excess of or less than the previously established target bonuses or the amounts resulting from the objective achievement calculations when submitting his recommendations to the Compensation Committee, and may adjust the amounts accordingly. The Compensation Committee has the final authority to approve the Chief Executive Officer's recommendations regarding the amount of the cash bonus, if any, payable to each named executive officer under the Bonus Plan. For fiscal 2010, the Compensation Committee approved the Chief Executive Officer's recommendations for the other named executive officers' cash bonus amounts.

Long-term incentives

Our 2004 Performance Incentive Plan provides for the grant of stock options, restricted stock awards and performance shares to qualified employees and officers. Equity awards, which may include stock options and restricted stock grants, are provided to named executive officers and other employees both as a reward for past individual and corporate performance and as an incentive for future performance. The Compensation Committee believes that stock-based performance compensation arrangements are essential in aligning the interests of management and the stockholders in enhancing our value. Long-term incentive rewards are also used to help retain employees through the use of vesting.

We will not time or select the grant dates of any stock options or stock-based awards in coordination with our release of material non-public information, nor will we have any program, plan or practice to do so. In 2006, the Compensation Committee adopted specific policies regarding the grant dates of stock options and stock-based awards for our executive officers and employees:

- *New Hire Grants*: The grant date of all awards to newly hired named executive officers and other employees is the date on which the individual commences employment with us (or the next succeeding business day that The NASDAQ Global Market is open). The exercise price of all new hire stock options equals the closing price of our common stock on the grant date.
- *Annual Grants*: The Compensation Committee approves the annual award grants to our named executive officers and our Chief Executive Officer, having been delegated the authority by the Compensation Committee, approves the annual award grants to employees at one or more meetings. The grant date of the annual awards for the named executive officers is the date the Board of Directors approves the grant. The grant date of all other annual awards is the date the Chief Executive Officer, having been delegated the authority by the Compensation Committee, approves the grant. Both approvals occur during the first quarter following the calendar year in accordance with our compensation review timeline.

While we have historically targeted the 50th percentile of our peer group using the Black-Scholes model for valuation, due to several factors, including the impact on dilution that would result if the 50th percentile were targeted in 2010, the Compensation Committee recommended and our Board of Directors agreed to grant the same number of shares to our named executive officers in 2010 as compared to 2009. The value of these grants was substantially less than the targeted 50th percentile.

In 2010, long-term incentive awards were delivered in the form of both stock options and restricted stock awards, generally with the following weightings:

Long-term Incentive Instrument	Approximate Percentage of Total Award Value (Assumes 3 to 1 Ratio of Options to Restricted Stock)
Stock Options	60%
Restricted Stock	40%

Stock options for annual performance grants vest 1/48th per month over 48 months (four years) and restricted stock vests 25% per year over four years.

Restricted stock is included in our long-term incentive mix because:

- the volatility of our common stock causes a high expense value for a stock option, which could create a situation where our cost of issuing an option could exceed the value ultimately delivered to employees;
- restricted stock has more retentive value in the event of a downturn in the stock markets and helps align employees' interests with our stockholders' interest, in that employees would not only have an interest in increasing the value of the stock, but also an interest in avoiding price declines; and
- the competitive marketplace uses restricted stock for at least a portion of the long-term incentive award and we want to ensure that our long-term incentive package remains competitive with the market.

Despite these potential advantages of restricted stock, the Compensation Committee still believes that continuing to grant a high percentage of the total long-term incentive package in stock options is important to ensure that employees are appropriately motivated to increase our long-term value.

Decisions around the size of long-term incentive awards for the Chief Executive Officer are made by our Board of Directors, upon recommendation of the Compensation Committee, after careful consideration of the following factors:

- Company and individual performance;
- comparable company and survey peer group data;
- retention considerations;
- impact on dilution; and
- existing equity holdings of the Chief Executive Officer.

Decisions around the size of long-term incentive awards for the other named executive officers are made by the Compensation Committee after careful consideration of the following factors:

- Company and individual performance;
- the Chief Executive Officer's recommendations;
- comparable company and survey peer group data;
- retention considerations;
- internal equity;
- executive potential;
- impact on dilution; and
- existing equity holdings of the named executive officers.

The Chief Executive Officer was granted 36,350 restricted shares and options to purchase 163,650 shares of common stock in 2010. Other named executive officers received restricted stock grants ranging from 8,000 to 16,700 shares and options to purchase shares of common stock ranging from 36,000 to 61,350 shares in 2010.

Perquisite

We offer one nominal perquisite to our named executive officers. Each named executive officer is provided with a taxable benefit of $5,000 to cover the named executive officer's cost of tax preparation, financial planning or other non-reimbursable expenses at each named executive officer's discretion. The purpose of providing this benefit is to ensure that named executive officers are focused on their Company responsibilities and not on taxes or financial planning, and to ensure that the named executive officers receive quality and ethical advice on these matters.

Employment and change in control agreements

We have executive employment agreements, or the Executive Employment Agreements, with each of our named executive officers. We have these Executive Employment Agreements to provide a competitive total compensation package for the named executive officers and to provide the named executive officers with individual financial security in the event that such named executive officers are in the position of making Company decisions such as selling us or making an acquisition that may impact the named executive officer's own position with us. The level of benefit provided under the Executive Employment Agreements was established after a careful review of employment agreements with executives at comparable companies and after quantifying our financial exposure under the Executive Employment Agreements in the event of an executive termination of employment of or named executive officers under a variety of circumstances.

Each Executive Employment Agreement provides for an annual base salary and eligibility to receive an annual target bonus and equity awards. Annual adjustments to base salary, and the determination of bonuses and equity awards, are at the discretion of our Board of Directors, with respect to the Chief Executive Officer, and the discretion of the Compensation Committee, with respect to the other named executive officers.

Each named executive officer's employment may be terminated at any time with or without cause, or by reason of death or disability, or each named executive officer may voluntarily resign at any time with or without good reason. Each Executive Employment Agreement provides for specific benefits under a variety of termination scenarios. A detailed description and quantification of those potential benefits is described on pages 34 to 38 of this proxy statement.

Compensation Determination Process

Role of the Compensation Committee

The Compensation Committee of the Board of Directors, comprised of three independent directors, oversees our executive compensation programs. The Chief Executive Officer's total compensation is recommended by the Compensation Committee and approved by our Board of Directors. The compensation of all other named executive officers is recommended by the Chief Executive Officer and approved by the Compensation Committee. See also "Compensation element details" above and "Role of management in the compensation determination process" below.

The specifics of the responsibilities of the Compensation Committee can be found in the Compensation Committee's charter located on our website at www.istavision.com. The Compensation Committee meets regularly regarding compensation issues and regularly receives input from its independent compensation consultant, Pearl Meyer & Partners, or who we refer to as PM&P.

Role of management in the compensation determination process

Management plays a limited role in the compensation determination process. The Chief Executive Officer prepares annual reviews for the named executive officers and makes compensation recommendations for his direct reports to the Compensation Committee. At the request of the Compensation Committee, management occasionally makes proposals to the Compensation Committee regarding incentive targets, incentive plan structure and other compensation related matters.

Role of the compensation consultant in the compensation determination process

In 2010, the Compensation Committee engaged PM&P as its independent, objective compensation consultant. PM&P reports directly to the Chairperson of the Compensation Committee and does not provide any services to us other than those requested by the Chairperson of the Compensation Committee or his or her designee. PM&P assists the Compensation Committee and management in understanding compensation concepts, management proposals relating to changes in compensation, and changing regulatory requirements. Primary services provided to the Compensation Committee by PM&P in 2010 included:

- recommended changes to our peer group of comparable companies in the life sciences field that were of similar size, revenues and amount spent on research and development to us. Based on PM&P's structured peer group review process and recommendations: (i) Durect Corporation, Pain Therapeutics, Inc., and Pozen Inc. were removed from the peer group because their revenues were less than 1/3rd of ours and Noven Pharmaceuticals, Inc. was removed from the peer group because it was acquired; (ii) Biomarin Pharmaceuticals, Inc., Cumberland Pharmaceuticals Inc., The Medicines Company, Salix Pharmaceuticals, Ltd., and Viropharma Inc. were added to the peer group due to their similar size and amount spent on research and development. In sum, our 2010 peer group consisted of 12 companies with a median revenues size that approximated ours and included Auxilium Pharmaceuticals, Inc., Biomarin Pharmaceuticals, Inc., Cumberland Pharmaceuticals Inc., Depomed, Inc., Inspire Pharmaceuticals, Inc., Jazz Pharmaceuticals, Inc., The Medicines Company, Questcor Pharmaceuticals, Inc., Salix Pharmaceuticals, Ltd., Santarus, Inc., Viropharma, Inc., and VIVUS, Inc;
- a competitive analysis of compensation for each named executive officer utilizing peer group compensation data, and size and industry appropriate broad survey data;
- a review of our long-term incentive program;
- assistance with the preparation of our executive compensation disclosures;
- a competitive analysis of board of directors' compensation; and
- general compensation advice.

Specifics of compensation determination process

For 2010, the compensation determination process followed by the Compensation Committee was as follows:

- On January 28, 2010, the Compensation Committee reviewed guidelines prepared by management at the Compensation Committee's request regarding tiered funding of the financial component of the Bonus Plan based on different levels of financial performance. The Compensation Committee also reviewed proposed milestone goals. After discussion and deliberation, the Compensation Committee recommended that our Board of Directors approve financial (which represented 70% of the total Bonus Plan funding opportunity) and milestone (which represented 30% of the total Bonus Plan funding opportunity) guidelines for the Bonus Plan and place a cap on bonus payouts and maximum achievement levels for the non-equity incentive plan, which were subsequently approved by our Board of Directors;
- On January 28, 2010, the Compensation Committee reviewed the compensation of the Chief Executive Officer. In considering the appropriate level of compensation for the Chief Executive Officer, the Compensation Committee reviewed the Chief Executive Officer's total current compensation and the performance of the Company and the Chief Executive Officer, as well as peer group and survey data compiled by PM&P. The Chairperson of the Compensation Committee recommended a 2010 base salary, target bonus and a 2010 annual equity grant for the Chief Executive Officer based on the factors previously described. After discussion and deliberation, the Compensation Committee agreed with the Compensation Committee Chairperson's recommendations, and made a recommendation to our Board of Directors to approve the Chief Executive Officer's 2010 base salary, target bonus and equity grant, which was subsequently approved by our Board of Directors;
- On February 2, 2010, the Compensation Committee reviewed the compensation of the other named executive officers. In considering the appropriate level of compensation for the other named executive officers, the Compensation Committee reviewed the other named executive officers' total current compensation, the performance of the Company and the other named executive officers and the Chief Executive Officer's recommendations, as well as peer group and survey data compiled by PM&P. After discussion and deliberation, the Compensation Committee approved the Chief Executive Officer's recommendations regarding the other named executive officers' 2010 base salaries, target bonuses and equity grants;
- On May 5, 2010, upon discussion and deliberation, the Compensation Committee approved the 2010 peer group to be used for external compensation comparisons;
- On June 18, 2010, the Compensation Committee reviewed the compensation of the independent directors. In considering the appropriate level of compensation for the independent directors, the Compensation Committee reviewed the peer group and survey data compiled by PM&P. After discussion and deliberation, the Compensation Committee

recommended that our Board of Directors approve an increase in the annual retainer (from $20,000 to $40,000) for all independent directors of the Board of Directors for 2010. In addition, an initial grant for a new member joining the Board was set at 40,000 options to purchase our common stock. Both recommendations were subsequently approved by our Board of Directors;

- On January 27, 2011, the Compensation Committee reviewed our performance against the pre-established goals for funding of the Bonus Plan and, after discussing and reviewing the guidelines for the financial and milestone portions of the total Bonus Plan opportunity, the Compensation Committee determined and recommended to our Board of Directors that the Bonus Plan be funded at 97%. Also on January 27, 2011, the Compensation Committee reviewed and discussed the performance of the Chief Executive Officer in 2010 against the accomplishment of our goals in 2010, and recommended to our Board of Directors that the Chief Executive Officer receive a bonus of 97% of his target bonus; and
- On February 7, 2011, our Board of Directors approved that the Bonus Plan be funded at 97%, as recommended by the Compensation Committee. Also on February 7, 2011, our Board of Directors approved the Chief Executive Officer's bonus at 97% of his target bonus, as recommended by the Compensation Committee. Also on February 7, 2011, the Compensation Committee approved the other named executive officer' bonuses, which ranged from 94% to 101% of their target bonuses, depending on the achievement of their individual objectives and the Compensation Committee's discretion.

Reducing the Possibility for Excessive Risk-Taking

The Compensation Committee has determined that the risks arising from the compensation policies and practices for employees of the Company are not reasonably likely to have a material adverse effect on the Company as a whole.

The Compensation Committee noted several design features of our cash and equity incentive programs that reduce the likelihood of excessive risk-taking:

- the program design provides a balanced mix of cash and equity, annual and long-term incentives;
- we set performance goals that we believe are reasonable in light of past performance and market conditions;
- equity grants typically vest over a four-year period to encourage our executives to maintain a long-term perspective;
- we use restricted stock for a significant portion of our equity award mix because restricted stock retains value even in a depressed market and executives will be less likely to take unreasonable risks to get, or keep, options "in-the-money;"
- maximum payout levels for bonuses are capped;
- the Compensation Committee has downward discretion over incentive program payouts; and
- for compensation benchmarking purposes, we employ an appropriate peer group derived from a standardized process.

Impact of Accounting and Tax

Section 162(m) of the Code, may limit our ability to deduct, for U.S. federal income tax purposes, compensation in excess of $1,000,000 paid to our Chief Executive Officer and four other highest paid executive officers in any one fiscal year.

Section 162(m) of the Code places limits on the deductibility for U.S. federal income tax purposes of compensation paid to certain executive officers. In order to preserve our ability to deduct the compensation income associated with equity awards granted to such person, for the purposes of Section 162(m) of the Code, the 2004 Performance Incentive Plan provides that no employee may be granted, in any of one calendar year, options relating to more than 400,000 shares of common stock and restricted shares and performance shares relating to more than 100,000 shares of common stock. In addition, the 2004 Performance Incentive Plan provides that in connection with an employee's initial employment, the employee may be granted options relating to up to 800,000 shares of common stock and restricted shares and performance shares relating to up to 200,000 shares of common stock. To the extent grants under the 2004 Performance Incentive Plan are in excess of these limitations, such excess shall not be exempt from the deductibility limits of Section 162(m) of the Code.

We have considered the impact of compensation expense associated with issuing stock options, and the potentially high expense associated with one of our stock options was a factor in the decision to change the long-term incentive compensation package from 100% options to 60% options and 40% restricted stock (assuming a 3 to 1 ratio of options to restricted stock).

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee during fiscal year 2010 served as an officer, former officer or employee of us or any of our subsidiaries. During fiscal year 2010, none of our executive officers served as a member of the compensation committee of any other entity, one of whose executive officers served as a member of our Board of Directors or Compensation Committee, and none of our executive officers served as a member of the board of directors of any other entity, one of whose executive officers served as a member of our Compensation Committee.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee:

Benjamin F. McGraw, III, Pharm.D. (Chairman)
Dean J. Mitchell

The above Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other of our filings, whether under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made on, before or after the date of this proxy statement and irrespective of any general incorporation language in such filing, except to the extent we specifically incorporates this Compensation Committee Report by reference therein.

Summary Compensation Table

The following table summarizes aggregate amounts of compensation paid or accrued by us for the year ended December 31, 2010, for services rendered by our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non- Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Vicente Anido, Jr., Ph.D.	2010	$532,912	$131,951	$461,869	$ 336,001	$ 5,000	$1,467,733
President and Chief Executive Officer	2009	$517,390	$ 37,768	$131,935	$ 493,155	$ 5,000	$1,185,248
	2008	$502,320	$162,085	$470,739	$ 228,556	$ 5,000	$1,368,700
Lauren P. Silvernail	2010	$311,140	$ 32,670	$132,648	$ 152,412	$ 5,000	$ 633,870
Chief Financial Officer and Vice President, Corporate Development	2009	$302,078	$ 9,351	$ 37,891	$ 208,937	$ 5,000	$ 563,257
	2008	$293,280	$ 46,820	$138,072	$ 98,000	$ 5,000	$ 581,172
Thomas A. Mitro	2010	$315,908	$ 60,621	$173,148	$ 137,894	$ 5,000	$ 692,571
Vice President, Sales and Marketing	2009	$301,852	$ 17,351	$ 49,460	$ 201,597	$ 5,000	$ 575,260
	2008	$288,206	$ 58,859	$156,338	$ 110,000	$ 5,000	$ 618,403
Marvin J. Garrett	2010	$314,269	$ 29,040	$118,537	$ 126,813	$ 5,000	$ 593,659
Vice President, Regulatory Affairs, Quality and Compliance	2009	$305,116	$ 8,312	$ 33,860	$ 168,057	$ 5,000	$ 520,345
	2008	$296,229	$ 44,590	$126,566	$ 78,000	$ 5,000	$ 550,385
Timothy R. McNamara, Pharm.D.	2010	$312,829	$ 29,040	$101,603	$ 117,737	$ 5,000	$ 566,209
Vice President, Clinical Research and Medical Affairs	2009	$295,950	$ 8,312	$ 29,023	$ 162,887	$ 5,000	$ 501,172
	2008	$279,085	$ 35,672	$109,307	$ 73,000	$ 5,000	$ 502,064

1. Represents the aggregate grant date fair value of option and stock awards for fiscal year 2010, 2009 and 2008, calculated in accordance with the provisions of ASC 718. The assumptions used to calculate the ASC 718 fair value of option awards

are disclosed in Note 4 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, originally filed with the SEC on February 25, 2011.

2. Reflects the actual payouts for fiscal year 2010, 2009, and 2008, under the plan-based non-equity incentive plan.
3. Reflects payments with respect to the cost of tax preparation, financial planning, or other non-reimbursable expenses at the named executive officer's discretion.

Grants of Plan-Based Awards in 2010 Fiscal Year

The following table summarizes grants of awards pursuant to plans made to named executive officers during the year ended December 31, 2010.

Name	Grant Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[3]	Full Fair Value of Equity Award ($)[4,5]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Vicente Anido, Jr., Ph.D......	2/2/2010	$207,836	$346,393	$1,039,178	—	—	—	36,350			$131,951
	2/2/2010								163,650	$3.63	$461,869
Lauren P. Silvernail....	2/2/2010	$ 93,342	$155,570	$ 466,710	—	—	—	9,000			$ 32,670
	2/2/2010								47,000	$3.63	$132,648
Thomas A. Mitro	2/2/2010	$ 85,295	$142,159	$ 426,476	—	—	—	16,700			$ 60,621
	2/2/2010								61,350	$3.63	$173,148
Marvin J. Garrett	2/2/2010	$ 75,425	$125,708	$ 377,123	—	—	—	8,000			$ 29,040
	2/2/2010								42,000	$3.63	$118,537
Timothy R. McNamara, Pharm.D.	2/2/2010	$ 75,079	$125,132	$ 375,395	—	—	—	8,000			$ 29,040
	2/2/2010								36,000	$3.63	$101,603

1. Reflects the ASC 718 date of the grant for all stock options and restricted stock granted in 2010.
2. For Dr. Anido, target reflects 65% of base salary. For Mrs. Silvernail, target reflects 50% of base salary. For Mr. Mitro, target reflects 45% of base salary. For all other named executive officers, target reflects 40% of base salary. The threshold was set at 60% of target and the maximum was set not to exceed 300% of target, based on corporate and individual achievements.
3. The exercise price of the option grants listed above corresponds with the closing price of our stock on the date the options were granted.
4. For option awards, this value reflects the aggregate grant date fair value for fiscal year 2010 calculated in accordance with the provisions of ASC 718. The assumptions used to calculate the ASC 718 fair value of option awards are disclosed in Note 4 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, originally filed with the SEC on February 25, 2011.
5. For restricted stock awards, this value reflects the value as of the grant date. For all awards, the fair market value is $3.63 per share which reflects the fair market value as of the closing price as of the grant date.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table summarizes outstanding equity awards held by named executive officers as of December 31, 2010.

	Option Awards					Stock Awards			
			Equity Incentive Plan Awards					Equity Incentive Plan Awards	Equity Incentive Plan Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Vicente Anido, Jr., Ph.D.	100,461	—	—	$ 20.00	12/21/2011	5,200	$ 26,676		
	595,000	—	—	$ 3.49	12/16/2012	18,174	$ 93,233		
	88,000	—	—	$ 9.41	02/05/2014	27,262	$ 139,854		
	95,601	—	—	$ 10.27	02/17/2015	36,350	$ 186,476		
	130,200	—	—	$ 6.77	02/16/2016				
	89,700	3,900	—	$ 7.43	02/02/2017				
	115,918	47,732	—	$ 4.46	02/08/2018				
	75,006	88,644	—	$ 1.04	02/03/2019				
	34,093	129,557	—	$ 3.63	02/02/2020				
Lauren P. Silvernail	165,000	—	—	$ 5.40	03/10/2013	1,750	$ 8,978		
	28,000	—	—	$ 9.41	02/05/2014	5,250	$ 26,933		
	20,000	—	—	$ 10.27	02/17/2015	6,750	$ 34,628		
	39,900	—	—	$ 6.77	02/16/2016	9,000	$ 46,170		
	34,500	1,500	—	$ 7.43	02/02/2017				
	34,000	14,000	—	$ 4.46	02/08/2018				
	21,541	25,459	—	$ 1.04	02/03/2019				
	9,791	37,209		$ 3.63	02/02/2020				
Thomas A. Mitro	30,000		—	$ 8.50	06/21/2012	2,000	$ 10,260		
	164,000	—	—	$ 3.49	12/16/2012	6,600	$ 33,858		
	25,000	—	—	$ 9.41	02/05/2014	12,525	$ 64,253		
	18,000	—	—	$ 10.27	02/17/2015	16,700	$ 85,671		
	30,300	—	—	$ 6.77	02/16/2016				
	33,541	1,459	—	$ 7.43	02/02/2017				
	38,497	15,853	—	$ 4.46	02/08/2018				
	28,118	33,232	—	$ 1.04	02/03/2019				
	12,781	48,569		$ 3.63	02/02/2020				
Marvin J. Garrett	1,700	—	—	$ 51.25	03/06/2011	1,750	$ 8,978		
	1,800	—	—	$ 22.50	10/29/2011	5,000	$ 25,650		
	2,000	—	—	$ 16.10	02/15/2012	6,000	$ 30,780		
	138,000	—	—	$ 3.49	12/16/2012	8,000	$ 41,040		
	21,000	—	—	$ 9.41	02/05/2014				
	20,000	—	—	$ 10.27	02/17/2015				
	43,400	—	—	$ 6.77	02/16/2016				
	34,500	1,500	—	$ 7.43	02/02/2017				
	31,166	12,834	—	$ 4.46	02/08/2018				
	19,250	22,750	—	$ 1.04	02/03/2019				
	8,750	33,250	—	$ 3.63	02/02/2020				

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Timothy R. McNamara, Pharm.D.	30,000	—	—	$11.00	11/15/2014	1,375	$ 7,054		
	14,700	—	—	$ 6.77	02/16/2016	4,000	$ 20,520		
	41,600	—	—	$ 6.42	11/17/2016	6,000	$ 30,780		
	23,191	1,009	—	$ 7.43	02/02/2017	8,000	$ 41,040		
	26,916	11,084	—	$ 4.46	02/08/2018				
	16,500	19,500	—	$ 1.04	02/03/2019				
	7,500	28,500	—	$ 3.63	02/02/2020				

1. Initial stock option grants awarded to new executives vest over a 4-year period, with 25% vesting on the first anniversary of the initial grant and the remaining 75% vesting in 36 monthly installments. All other outstanding stock option grants vest in monthly increments over a 4-year period. All stock option grants have a 10-year term.

Option Exercises and Stock Vested in Fiscal Year 2010

The following table sets forth information concerning the exercise of stock options or vesting of restricted stock for each named executive officer in 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Vicente Anido, Jr., Ph.D.	—	$ 0	28,026	$ 102,633
Lauren P. Silvernail	—	$ 0	8,025	$ 29,420
Thomas A. Mitro	—	$ 0	10,450	$ 37,998
Marvin J. Garrett	—	$ 0	7,775	$ 28,567
Timothy R. McNamara, Pharm.D.	—	$ 0	6,500	$ 24,041

Termination of Employment and Change-in-Control Agreements

Chief Executive Officer and other named executive officers, excluding Mrs. Silvernail

In the event the employment of a named executive officer (excluding Mrs. Silvernail) is terminated by the Company without cause absent a change in control of the Company, we will provide the following severance compensation and benefits:

- A lump sum severance payment in an amount equal to 12 months base salary with respect to the Chief Executive Officer, and nine months base salary with respect to the other named executive officers (excluding Mrs. Silvernail);
- Health insurance premiums payable by us for continued health insurance coverage for such named executive officer and all then insured dependents for a period of up to 12 months with respect to the Chief Executive Officer, and up to nine months with respect to the other named executive officers (excluding Mrs. Silvernail). To be eligible for this coverage, such named executive officers (excluding Mrs. Silvernail) must make a timely election to continue such coverage under COBRA and our obligation to pay the monthly health insurance premiums for continued group medical insurance ends when the named executive officer becomes eligible for health insurance with a new employer; and

- Outplacement services for one year, at our expense not to exceed $25,000, with a nationally recognized service selected by the Company.

In the event of a change in control of the Company and if within 24 months following such change in control the named executive officer's (excluding Mrs. Silvernail) employment is terminated by the Company without cause, or such named executive officer (excluding Mrs. Silvernail) resigns for good reason within sixty days of the event forming the basis for such good reason termination, then the Company will provide the named executive officer (excluding Mrs. Silvernail) with severance compensation and benefits consisting of:

- For the Chief Executive Officer, a lump sum severance payment in an amount equal to 24 months base salary plus 2 times the greater of: (a) the target bonus to be earned for the year in which termination occurs, or (b) the bonus amount paid to the Chief Executive Officer in the prior year;
- For other named executive officers (excluding Mrs. Silvernail), 12 months base salary plus the greater of (a) one times the target bonus to be earned for the year in which termination occurs, or (b) one times the bonus amount paid the named executive officer (excluding Mrs. Silvernail) in the prior year;
- Health insurance premiums payable by us for continued health insurance coverage for such named executive officer and all then insured dependents for a period of up to 24 months with respect to the Chief Executive Officer and 12 months with respect to all other named executive officers (excluding Mrs. Silvernail). To be eligible for this coverage, each named executive officer must make a timely election to continue such coverage under COBRA and our obligation to pay the monthly health insurance premiums for continued group medical insurance ends when the named executive officer becomes eligible for health insurance with a new employer;
- Outplacement services for one year, at our expense not to exceed $25,000, with a nationally recognized service selected by the Company; and
- Any unvested options, restricted shares or other equity based awards then held by a named executive officer (excluding Mrs. Silvernail) will become fully vested and, with respect to options, immediately exercisable, as of the date of termination.

Lauren P. Silvernail

In the event of termination of employment not following a change-in-control other than voluntarily or for cause, Mrs. Silvernail will receive six months of base salary as severance.

Mrs. Silvernail's change in control agreement with the Company provides that if Mrs. Silvernail's employment is terminated as a result of an involuntary termination within 24 months after a change of control, then she will be entitled to:

- nine months of base salary and healthcare related benefits; and
- a pro rata portion of her target performance bonus based upon the number of months that she was employed during the year of termination.

All options to purchase our common stock held by Mrs. Silvernail vest in full upon a change of control regardless of whether she is terminated, and all shares of stock subject to a right of repurchase by the Company (or the Company's successor) that were purchased prior to the change of control shall have such right of repurchase lapse with respect to all of such shares.

The following tables summarize the amounts that would have been payable to each named executive officer assuming the named executive officer was terminated on December 31, 2010:

Payments to Vicente Anido, Jr., Ph.D. Assuming a December 31, 2010 Termination

Circumstances of Termination:	Cash Severance: Base Salary Multiple	Cash Severance: Base Salary $	Cash Severance: Bonus[1] Multiple	Cash Severance: Bonus[1] $	Equity: Value of Vested Equity[2]	Equity: Value of Accelerated Unvested Equity	Benefits Continuation[4] / Outplacement Services[6]	401(K) Plan Balance	Total
For Cause Termination[5] Voluntary Termination[5] Death or Disability[5]	N/A	N/A	N/A	N/A	$1,411,379	N/A	N/A	N/A	$1,411,379
Involuntary Without Cause Termination[6]	1	$532,912	N/A	N/A	$1,411,379	N/A	$38,572	N/A	$1,982,863
Within 24 Months Following a Change in Control[6] • Involuntary Without Cause Termination or .... • Dr. Anido's Resignation for Good Reason	2	$1,065,824	2	$986,310	$1,411,379	$1,035,108[3]	$52,311	N/A	$4,550,932

1. In the event of termination in context of a change in control, Dr. Anido will be entitled to the greater of (A) two times his target bonus to be earned for the year in which termination occurs or (B) two times the bonus amount paid to him in the prior year. The bonus amount reflects the actual bonus paid to Dr. Anido in 2010.
2. Reflects the excess of the fair market value over the exercise price of all vested and outstanding long-term incentive awards based on a stock price of $5.13 as of December 31, 2010.
3. Any unvested and outstanding Equity Awards held by Dr. Anido shall become 100% vested as of the termination date of his employment.
4. Health insurance premiums payable by us for continued health insurance coverage for Dr. Anido and all his then currently insured dependents continue for up to 12 months, or 24 months in the context of a change in control, and his then currently insured dependents, provided that Dr. Anido makes a timely election to continue that coverage under COBRA, and provided further that our obligation to pay monthly health insurance premiums for continued group medical insurance will end when Dr. Anido becomes eligible for health insurance with a new employer.
5. Dr. Anido will be paid any unpaid salary together with any unused vacation accrued to the effective date of such termination.
6. Dr. Anido will also receive outplacement services for one year, at our expense, up to a maximum amount of $25,000, with a nationally recognized service provider selected by the Company.

Payments to Lauren P. Silvernail Assuming a December 31, 2010 Termination

	Cash Severance				Equity				
	Base Salary		Bonus[1]		Value of Vested Equity[2]	Value of Accelerated Unvested Equity	Benefits Continuation[3]	401(K) Plan Balance	Total
Circumstances of Termination:	Multiple	$	Multiple	$					
For Cause Termination[4] Voluntary Termination[4] Death or Disability[4]............	N/A	N/A	N/A	N/A	$125,569	N/A	N/A	$167,895	$293,464
Involuntary Without Cause Termination........................	0.5	$155,570	N/A	N/A	$125,569	N/A	N/A	$167,895	$449,034
Within 24 Months Following a Change in Control[5] • Involuntary Without Cause Termination or......... • Mrs. Silvernail's Resignation for Good Reason	0.75	$233,355	1	$155,570	$125,569	$286,028[5]	$15,438	$167,895	$983,855

1. In the event of termination in context of a change in control, Mrs. Silvernail will be entitled to a pro rata portion of her target performance bonus based upon the number of months that she was employed during the year of termination. The bonus amount reflects the 2010 target bonus.
2. Reflects the excess of the fair market value over the exercise price of all vested and outstanding long-term incentive awards based on a stock price of $5.13 as of December 31, 2010.
3. In the event of a change in control, health insurance premiums payable by us for continued health insurance coverage for up to nine months for Mrs. Silvernail, provided that she makes a timely election to continue that coverage under COBRA, and provided further that our obligation to pay monthly health insurance premiums for continued group medical insurance will end when Mrs. Silvernail becomes eligible for health insurance with a new employer.
4. Mrs. Silvernail will be paid any unpaid salary together with any unused vacation accrued to the effective date of such termination.
5. All options to purchase our common stock held by Mrs. Silvernail shall vest in full upon a change of control regardless of whether she is terminated, and all shares of stock subject to a right of repurchase by us (or our successor) that were purchased prior to the change of control shall have such right of repurchase lapse with respect to all of such shares.

Payments to Thomas A. Mitro Assuming a December 31, 2010 Termination

	Cash Severance				Equity				
	Base Salary		Bonus[1]		Value of Vested Equity[2]	*Value of* Accelerated Unvested Equity	*Benefits* Continuation[4] / Outplacement Services[6]	401(K) Plan Balance	Total
Circumstances of Termination:	Multiple	$	Multiple	$					
For Cause Termination[5] Voluntary Termination[5] Death or Disability[5]	N/A	N/A	N/A	N/A	$428,927	N/A	N/A	$53,629	$482,556
Involuntary Without Cause Termination[6]	0.75	$236,931	N/A	N/A	$428,927	N/A	$40,438	$53,629	$759,925
Within 24 Months Following a Change in Control[6] • Involuntary Without Cause Termination or .... • Mr. Mitro's Resignation for Good Reason	1	$315,908	1	$201,597	$428,927	$413,436[3]	$45,584	$53,629	$1,459,081

1. In the event of termination in context of a change in control, Mr. Mitro will be entitled to the greater of (A) one times his target bonus to be earned for the year in which termination occurs or (B) one times the bonus amount paid to him in the prior year. The bonus amount reflects the actual bonus paid to Mr. Mitro in 2010.
2. Reflects the excess of the fair market value over the exercise price of all vested and outstanding long-term incentive awards based on a stock price of $5.13 as of December 31, 2010.
3. Any unvested and outstanding Equity Awards held by Mr. Mitro shall become 100% vested as of the termination date of his employment.
4. Health insurance premiums payable by us for continued health insurance coverage for Mr. Mitro and all then currently insured dependents continue for up to nine months, or 12 months in the context of a change in control, and his then currently insured dependents, provided that Mr. Mitro makes a timely election to continue that coverage under COBRA, and provided further that our obligation to pay monthly health insurance premiums for continued group medical insurance will end when Mr. Mitro becomes eligible for health insurance with a new employer.
5. Mr. Mitro will be paid any unpaid salary together with any unused vacation accrued to the effective date of such termination.
6. Mr. Mitro will receive outplacement services for one year, at our expense, up to a maximum amount of $25,000, with a nationally recognized service provider selected by the Company.

Payments to Marvin J. Garrett Assuming a December 31, 2010 Termination

	Cash Severance				Equity				
	Base Salary		Bonus[1]		Value of Vested Equity[2]	Value of Accelerated Unvested Equity	Benefits Continuation[4] / Outplacement Services[6]	401(K) Plan Balance	Total
Circumstances of Termination:	**Multiple**	**$**	**Multiple**	**$**					
For Cause Termination[5] Voluntary Termination[5] Death or Disability[5].........	N/A	N/A	N/A	N/A	$339,059	N/A	N/A	$64,033	$403,092
Involuntary Without Cause Termination[6].........	0.75	$235,702	N/A	N/A	$339,059	N/A	$40,438	$64,033	$679,232
Within 24 Months Following a Change in Control[6] • Involuntary Without Cause Termination or...... • Mr. Garrett's Resignation for Good Reason	1	$314,269	1	$168,057	$339,059	$257,969[3]	$45,584	$64,033	$1,188,971

1. In the event of termination in context of a change in control, Mr. Garrett will be entitled to the greater of (A) one times his target bonus to be earned for the year in which termination occurs or (B) one times the bonus amount paid to him in the prior year. The bonus amount reflects the actual bonus paid to Mr. Garrett in 2010.
2. Reflects the excess of the fair market value over the exercise price of all vested and outstanding long-term incentive awards based on a stock price of $5.13 as of December 31, 2010.
3. Any unvested and outstanding Equity Awards held by Mr. Garrett shall become 100% vested as of the termination date of his employment.
4. Health insurance premiums payable by us for continued health insurance coverage for Mr. Garrett and all then currently insured dependents continue for up to nine months, or 12 months in the context of a change in control, and his then currently insured dependents, provided that Mr. Garrett makes a timely election to continue that coverage under COBRA, and provided further that our obligation to pay monthly health insurance premiums for continued group medical insurance will end when Mr. Garrett becomes eligible for health insurance with a new employer.
5. Mr. Garrett will be paid any unpaid salary together with any unused vacation accrued to the effective date of such termination.
6. Mr. Garrett will also receive outplacement services for one year, at our expense, up to a maximum amount of $25,000, with a nationally recognized service provider selected by the Company.

Payments to Timothy McNamara, Pharm.D., Assuming a December 31, 2010 Termination

	Cash Severance				Equity				
	Base Salary		Bonus[1]		Value of Vested Equity[2]	Value of Accelerated Unvested Equity	Benefits Continuation[4] / Outplacement Services[6]	401(K) Plan Balance	Total
Circumstances of Termination:	Multiple	$	Multiple	$					
For Cause Termination[5] Voluntary Termination[5] Death or Disability[5]..........	N/A	N/A	N/A	N/A	$96,769	N/A	N/A	$142,841	$239,610
Involuntary Without Cause Termination[6]..........	0.75	$234,622	N/A	N/A	$96,769	N/A	$40,438	$142,841	$514,670
Within 24 Months Following a Change in Control[6] • Involuntary Without Cause Termination or....... • Mr. McNamara's Resignation for Good Reason	1	$312,829	1	$162,887	$96,769	$229,325[3]	$45,584	$142,841	$990,235

1. In the event of termination in context of a change in control, Dr. McNamara will be entitled to the greater of (A) one times his target bonus to be earned for the year in which termination occurs or (B) one times the bonus amount paid to him in the prior year. The bonus amount reflects the actual bonus paid to Dr. McNamara in 2010.
2. Reflects the excess of the fair market value over the exercise price of all vested and outstanding long-term incentive awards based on a stock price of $5.13 as of December 31, 2010.
3. Any unvested and outstanding Equity Awards held by Dr. McNamara shall become 100% vested as of the termination date of his employment.
4. Health insurance premiums payable by us for continued health insurance coverage for Dr. McNamara and all then currently insured dependents continue for up to nine months, or 12 months in the context of a change in control, and his then currently insured dependents, provided that Dr. McNamara makes a timely election to continue that coverage under COBRA, and provided further that our obligation to pay monthly health insurance premiums for continued group medical insurance will end when Dr. McNamara becomes eligible for health insurance with a new employer.
5. Dr. McNamara will be paid any unpaid salary together with any unused vacation accrued to the effective date of such termination.
6. Dr. McNamara will also receive outplacement services for one year, at our expense, up to a maximum amount of $25,000, with a nationally recognized service provider selected by the Company.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected BDO USA, LLP, which we refer to as BDO, to continue as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2011. We are asking the stockholders to ratify the selection of BDO as the independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2011 and to perform other appropriate services approved by the Audit Committee. BDO audited our financial statements for the fiscal year ended December 31, 2010. A representative of BDO is expected to be present at the Annual Meeting to respond to stockholders' questions, and that representative will be given an opportunity to make a brief presentation to the stockholders if he or she so desires and will be available to respond to appropriate questions. We have been advised by BDO that neither that firm nor any of its associates has any material relationship with us or any of our affiliates

The Company had previously engaged Ernst & Young LLP, which we refer to as E&Y, to audit our financial statements annually from our inception in 1992 until February 20, 2009. On February 20, 2009, the Audit Committee approved the dismissal of E&Y as the Company's independent registered public accounting firm. The audit report of E&Y on the financial statements of the Company as of and for each of the two fiscal years ended December 31, 2008 and December 31, 2007 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audit of the Company's financial statements for each of the two fiscal years ended December 31, 2008 and December 31, 2007, and in the subsequent interim period through February 20, 2009, the date of the dismissal of E&Y, (i) there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to E&Y's satisfaction, would have caused E&Y to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no "reportable events," as that term is described in Item 304(a)(1)(v) of Regulation S-K.

On March 6, 2009, the Audit Committee approved the appointment and engagement of BDO to serve as the Company's independent registered public accounting firm, effective as of March 6, 2009. During the Company's two most recent fiscal years ended December 31, 2008 and December 31, 2007, and in the subsequent interim period through March 6, 2009, the date of the engagement of BDO, neither the Company, nor anyone acting on its behalf, consulted with BDO regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and no written report nor oral advice was provided by BDO, or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Although the Company is not required to submit the selection of its independent registered public accountant for stockholder approval, if the stockholders do not ratify this selection, the Audit Committee will reconsider its selection of BDO. Even if the selection is ratified, our Audit Committee may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that the change would be in the best interests of the Company.

Principal Accounting Fees and Services

BDO audited our financial statements for the fiscal years ended December 31, 2010 and 2009. The following is a summary of the fees billed to us by BDO for professional services rendered for the fiscal years ended December 31, 2010 and 2009, respectively:

Fee Category	Fiscal 2010 Fees	Fiscal 2009 Fees
Audit Fees	$452,166	$444,365
Audit Related Fees	—	—
Tax Fees	77,985	53,407
All Other Fees	—	—
Total Fees	$530,151	$497,772

Audit Fees.

The aggregate fees for professional services rendered by BDO for audit services were $452,166 and $444,365 for the fiscal years ended December 31, 2010 and 2009, respectively. These consist of fees billed for professional services rendered for the audit of our consolidated financial statements, review of interim consolidated financial statements included in the quarterly reports on Form 10-Q for the respective fiscal years, irrespective of the period in which the related services are rendered or billed and services provided by the independent auditors in connection with regulatory filings, including accounting and financial work related to the proper application of financial accounting and/or reporting standards.

Tax Fees.

The aggregate fees for professional services rendered by BDO for tax compliance, tax planning and tax advice were $77,985 and $53,407 for the fiscal years ended December 31, 2010 and 2009, respectively.

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services performed by the independent auditors. These services may include audit services, audit-related services, tax services and other services. For audit services, the independent auditor provides audit service detail in advance of the meeting of the Audit Committee held during the first calendar quarter of each year, outlining the scope of the audit and related audit fees. If agreed to by the Audit Committee, an engagement letter is formally accepted by the Audit Committee.

For non-audit services, our senior management will submit from time to time to the Audit Committee for approval of non-audit services that it recommends the Audit Committee engage the independent auditor to provide for the fiscal year. Our senior management and the independent auditor will each confirm to the Audit Committee that each non-audit service is permissible under all applicable legal requirements. A budget, estimating non-audit service spending for the fiscal year, will be provided to the Audit Committee along with the request. The Audit Committee must approve both permissible non-audit services and the budget for such services. The Audit Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process.

The Audit Committee approved all of the services provided by BDO described above.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF BDO USA, LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.

AUDIT COMMITTEE REPORT

Notwithstanding anything to the contrary in any of our previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this proxy statement or future filings with the Securities and Exchange Commission, in whole or in part, this Audit Committee Report shall not be "soliciting material" or "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any such filing.

The Audit Committee of the Board of Directors met six times during the fiscal year ended December 31, 2010 with representatives of the independent registered public accounting firm. Each Audit Committee member is qualified as "independent" as defined by the NASDAQ Listing Rules and under the rules promulgated by the SEC. The Audit Committee also met on February 21, 2011 to review the financial statements and related notes for the year ended December 31, 2010.

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of our financial statements, compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, the performance of the internal audit function and the performance of the independent registered public accounting firm, and such other duties as directed by the Board of Directors. The Audit Committee operates under a written charter, as amended, a copy of which is posted on our website at *www.istavision.com.*

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent registered public accounting firm. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. Finally, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with the independent registered public accounting firm, the independent registered public accounting firm's independence.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent registered public accounting firm. Accordingly, the Audit Committees' oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audits of our financial statements have been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that our independent registered public accounting firm is in fact "independent".

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our annual report to stockholders for the fiscal year ended December 31, 2010. The Audit Committee has also selected BDO USA, LLP, independent registered public accounting firm, as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2011.

Respectfully submitted,

Richard C. Williams, Chair
Benjamin F. McGraw, III, Pharm.D.
Wayne I. Roe

OTHER MATTERS

We know of no other matters to be brought before the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares they represent as the Board of Directors may recommend.

BY ORDER OF THE BOARD OF DIRECTORS

/S/ VICENTE ANIDO, JR., PH.D.

Vicente Anido, Jr., Ph.D.
Chief Executive Officer, President and Director

Irvine, California
November 1, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For Fiscal Year Ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

From the transition period from to

Commission File Number 000-31255

ISTA PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**33-0511729**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

50 Technology Drive, Irvine, California 92618
(Address of principal executive offices)

(949) 788-6000
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company: in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2010, the aggregate market value of the Registrant's voting stock held by non-affiliates was approximately $44,319,486.

As of January 31, 2011 there were 33,631,328 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

ISTA PHARMACEUTICALS, INC.

PART I

References in this Annual Report on Form 10-K to "ISTA", "we", "our", "us", or the "Company" refer to ISTA Pharmaceuticals, Inc. This Annual Report on Form 10-K contains forward-looking statements based on expectations, estimates and projections as of the date of this filing. Actual results may differ materially from those expressed in forward-looking statements. See Item 7 of Part II – "Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Statements." BROMDAY™, BEPREVE®, ISTALOL®, VITRASE®, XIBROM (bromfenac ophthalmic solution)®, XIBROM™, REMURA™, T-PRED™, ISTA®, ISTA Pharmaceuticals, Inc.® and the ISTA logo are our trademarks, either owned or under license.

We obtained the market data and industry information contained in this Annual Report on Form 10-K from internal surveys, estimates, reports and studies, as appropriate, as well as from market research, publicly available information and industry publications. Although we believe our internal surveys, estimates, reports, studies and market research, as well as industry publications are reliable, we have not independently verified such information, and as such, we do not make any representation as to its accuracy.

Item 1: Business.

Overview

We are a rapidly growing commercial-stage, multi-specialty pharmaceutical company developing, marketing and selling our own products in the U.S. and Puerto Rico. We are the fourth largest branded prescription eye care business in the U.S. and have an emerging allergy drug franchise. We manufacture our finished good products through third-party contracts, and we in-license or acquire new products and technologies to add to our internal development efforts from time to time. Our products and product candidates seek to treat allergy and serious diseases of the eye and include therapies for ocular inflammation and pain, glaucoma, dry eye and ocular and nasal allergies. The United States, or U.S., prescription markets for 2010 which our therapies seek to address include key segments of the $6.5 billion ophthalmic pharmaceutical market and the $2.5 billion nasal allergy market.

We currently have five products available for sale in the U.S. and Puerto Rico: BROMDAY (bromfenac ophthalmic solution) 0.09% for the treatment of postoperative inflammation and reduction of ocular pain in patients who have undergone cataract extractions, BEPREVE (bepotastine besilate ophthalmic solution) 1.5% for the treatment of ocular itching associated with allergic conjunctivitis, ISTALOL (timolol maleate ophthalmic solution) 0.05% for the treatment of glaucoma, VITRASE (hyaluronidase injection) ovine, 200 USP units/ml for use as a spreading agent and XIBROM (bromfenac ophthalmic solution) 0.09% for the treatment of inflammation and pain following cataract surgery. In addition, we have several eye and allergy product candidates in various stages of development, including treatments for dry eye, ocular inflammation and pain and nasal allergies.

We have incurred losses since inception and have a stockholders' deficit of approximately $79.1 million (including non-cash valuation warrant adjustments of $59.6 million) through December 31, 2010.

Our Products and Pipeline

The following is a summary of our key products and product candidates:

Product/Product Candidate	Indication	Development Status
BROMDAY (Once-daily)	Postoperative inflammation and reduction of ocular pain after cataract extractions	Marketed
BEPREVE	Ocular itching associated with allergic conjunctivitis	Marketed
ISTALOL	Glaucoma	Marketed
VITRASE	Spreading agent	Marketed
XIBROM (Twice-daily)	Ocular inflammation and pain following cataract surgery	Marketed, plan to stop product shipments in the first quarter of 2011
BROMDAY (lower concentration)	Postoperative inflammation and reduction of ocular pain after cataract extractions	To initiate Phase 3 study 1st half of 2011
REMURA (bromfenac)	Dry eye syndrome	Initiated Phase 3 efficacy and short-term safety studies; results expected in 2nd half of 2011
Bepotastine nasal	Allergic rhinitis	Initiated Phase 2 clinical study, results expected in 1st half of 2011
Bepotastine nasal combination	Allergic rhinitis	Plan to initiate Phase 2 study in 2nd half of 2011
Bromfenac Adjunct for AMD	Age-related macular degeneration, or AMD	Proof of concept completed
T-PRED	Steroid responsive inflammation and allergic conjunctivitis	Phase 3 ready
Strong steroid	Ocular inflammation	Phase 1/2 ready

BROMDAY™ (bromfenac ophthalmic solution) 0.09% – once-daily

BROMDAY is a once-daily topical non-steroidal anti-inflammatory formulation of bromfenac for the treatment of postoperative inflammation and reduction of ocular pain in patients who have undergone cataract extractions. We received approval from the U.S. Food and Drug Administration, or FDA, for BROMDAY in October 2010. We launched BROMDAY in the U.S. in the fourth quarter of 2010. Starting in November 2010, we focused our sales and marketing efforts on encouraging physicians to transition from prescribing twice-daily XIBROM to prescribing once-daily BROMDAY. See "XIBROM (bromfenac ophthalmic solution) 0.09% - twice-daily" below for further information. We promote BROMDAY through our own sales force to ophthalmologists.

In October 2010, we were granted three years of marketing exclusivity for BROMDAY under the Drug Price Competition and Patent Term Restoration Act, commonly known as the Hatch-Waxman Act.

Based upon 2010 data from IMS Health, we estimate that 2010 sales in the U.S. topical ophthalmic non-steroidal anti-inflammatory market were approximately $349 million, with total prescriptions of 2.7 million. From 2009 to 2010, the U.S. topical ophthalmic non-steroidal anti-inflammatory market grew approximately 7% in total dollars. Other non-steroid treatments currently available must be dosed two, three or four times a day as compared to BROMDAY's once-daily dosing.

For the year ended December 31, 2010, sales of BROMDAY accounted for 6% of our total net revenues. On a combined basis, sales of BROMDAY and XIBROM accounted for 68% of our total net revenues.

XIBROM (bromfenac ophthalmic solution) 0.09% – twice-daily

XIBROM is a twice-daily topical non-steroidal anti-inflammatory formulation of bromfenac for the treatment of ocular inflammation and pain following cataract surgery. In March 2005, we received approval from the FDA for XIBROM for the treatment of ocular inflammation following cataract surgery. We launched XIBROM in the U.S. in the second quarter of 2005. In January 2006, we received FDA approval of an expanded indication of XIBROM to include the treatment of pain following cataract surgery.

For the year ended December 31, 2010, sales of XIBROM accounted for 62% of our total net revenues. Due to the rapid adoption of BROMDAY, we announced we would stop shipping XIBROM effective February 28, 2011. See "BROMDAY (bromfenac ophthalmic solution) 0.09% - once-daily" above for further information.

XIBROM was first developed by Senju Pharmaceuticals, Co. Ltd., or Senju, and launched in Japan in 2000. In May 2002, we acquired rights for XIBROM in the U.S. under a license agreement with Senju. In December 2009, we expanded the territory to include not only the U.S. and its possessions, but also Canada and Mexico.

In January 2009, the patent on XIBROM expired, exposing us to potential future generic competition. Most companies that manufacture drug substances file a Drug Master File, or DMF, with the FDA. These DMFs contain information on the manufacture and quality control of those drug substances. Most companies that file abbreviated New Drug Applications, or ANDAs, to gain approval to market a generic version of a previously patented pharmaceutical product will reference a DMF for the drug substance contained in the product. Since the XIBROM patent expiration in January 2009, three DMFs have been filed for bromfenac. In addition, we believe a bromfenac ANDA was filed in May 2010. Based upon publicly available information that show a two year or longer average FDA review time for ANDAs, we do not anticipate that a generic form of bromfenac will receive FDA approval by a competitor until approximately 2012.

BEPREVE (bepotastine besilate ophthalmic solution) 1.5%

BEPREVE is a twice-daily prescription treatment for ocular itching associated with allergic conjunctivitis in patients two years of age and older. In September 2009, we received approval from the FDA for, and launched, BEPREVE in the U.S. We promote BEPREVE through our own sales force to ophthalmologists, optometrists and allergists.

BEPREVE was first approved in Japan for use as a systemic drug in the treatment of allergic rhinitis and urticaria/pruritus in July 2000 and January 2002, respectively, and is marketed by Mitsubishi Tanabe Pharma Corporation (formerly Tanabe Seiyaku Co., Ltd.), or Mitsubishi Tanabe, under the brand name TALION®. TALION was co-developed by Tanabe Seiyaku and Ube Industries, Ltd. In 2001, Tanabe Seiyaku granted Senju exclusive worldwide rights, with the exception of certain Asian countries, to develop, manufacture and market bepotastine for ophthalmic use. In 2006, we licensed the exclusive North American ophthalmic rights to bepotastine from Senju. In 2007, we licensed exclusive North American rights to nasal dosage forms of bepotastine from Tanabe Seiyaku and obtained a future right to negotiate for a North American license to oral dosage forms of bepotastine.

Based upon 2010 data from IMS Health, we estimate that 2010 sales in the U.S. prescription ocular allergy market were approximately $665 million, with total prescriptions of 6.7 million. From 2009 to 2010, the U.S. ocular allergy market grew approximately 12% in total prescription dollars and 3% in total prescriptions.

ISTALOL (timolol maleate ophthalmic solution) 0.05%

ISTALOL is a once-daily eye drop solution of timolol, a beta-blocking agent for the treatment of glaucoma. ISTALOL was developed by Senju in Japan. In May 2002, we acquired rights to ISTALOL in the U.S. under a license agreement with Senju.

We received FDA approval to market ISTALOL in the U.S. in 2004 for the treatment of glaucoma. We promote ISTALOL through our own sales force to ophthalmologists.

According to the Glaucoma Research Foundation, four million people in the U.S. suffer from the disease, with 120,000 new cases documented annually. Based on 2010 data from IMS Health, we estimate that the U.S. pharmaceutical market for the treatment of glaucoma exceeds $2.2 billion per year. Of this amount, the ophthalmic beta-blocker market was approximately $182 million in 2010 primarily at generic prices, with over 4.3 million prescriptions written in 2010.

VITRASE (hyaluronidase injection) ovine, 200 USP units/ml

We launched VITRASE, our proprietary formulation of ovine hyaluronidase, for use as a spreading agent in 2004. Hyaluronidase is a naturally occurring enzyme that digests certain forms of carbohydrate molecules called proteoglycans. VITRASE, when used as a spreading agent, is injected into connective tissue, where it modifies the permeability of such tissues and promotes diffusion of injected drugs, thus accelerating their absorption.

In May 2004, the FDA approved our New Drug Application, or NDA, for VITRASE in a lyophilized 6,200 USP units multi-purpose vial, for use as a spreading agent to facilitate the absorption and dispersion of other injected drugs. In October 2004, the FDA informed us that VITRASE for use as a spreading agent was entitled to five-year new chemical market exclusivity under the federal Food, Drug and Cosmetic Act. In September 2009, we announced the discontinuation of VITRASE, lyophilized 6,200 USP units multi-purpose vial.

In December 2004, the FDA approved our supplemental New Drug Application, or sNDA, for VITRASE for use as a spreading agent at a concentration of 200 USP units/mL in sterile solution. We promote our 200 USP units/mL vial of VITRASE through our own sales force to ophthalmologists.

BROMDAY Lower concentration

We are developing a new formulation, lower concentration BROMDAY for postoperative inflammation and reduction of ocular pain in patients who have undergone cataract extractions. We plan to initiate a Phase 3 study in the first half of 2011 and, assuming timely completion of the study, report preliminary results in the second half of 2011.

Based upon 2010 data from IMS Health, we estimate that 2010 sales in the U.S. topical ophthalmic non-steroidal anti-inflammatory market were approximately $349 million, with total prescriptions of 2.7 million.

REMURA (bromfenac ophthalmic solution for dry eye)

We are developing a lower concentration of bromfenac for the treatment of dry eye syndrome. According to the National Eye Institute, dry eye syndrome, which is also referred to as keratoconjunctivities sicca, or KCS, is defined as a disorder of the tear film due to the tear deficiency or excessive tear evaporation which causes damage to the interpalpebral, or the exposed area between the upper and lower eye lids, ocular surface and is associated with symptoms of ocular discomfort. Dry eye syndrome has been linked with a number of factors, including age, hormonal changes, ocular disease, medications that disrupt tear secretion or blinking, and autoimmune diseases such as lupus and rheumatoid arthritis. In severe cases of dry eye syndrome, scarring develops that may lead to blindness. Based on data compiled from various publicly available sources, we estimate that annual sales in the U.S. prescription dry eye market were approximately $620 million in 2010, with total prescriptions of approximately 2.7 million.

In June 2009, we announced positive results from a proof-of-concept Phase 2 clinical study in subjects with dry eye disease. The study achieved statistical significance in the primary endpoint of the objective sign of conjunctival staining as compared to baseline. The study also achieved statistical significance on the objective sign of corneal staining as compared to baseline. Patients also achieved statistically significant improvements in subjective symptoms measured by the Ocular Surface Disease Index and improvements in patients' most bothersome ocular symptoms.

We initiated two Phase 3 efficacy and short-term safety studies in 2010. These Phase 3 studies are being conducted under a Special Protocol Assessment, or SPA, agreed upon with the FDA. We plan to report preliminary results in the second half of 2011.

Bepotastine nasal

We are developing a proprietary nasal formulation of bepotastine for the treatment of allergic rhinitis. In September 2007, we obtained exclusive North American rights to nasal dosage forms of bepotastine, an investigational product for the treatment of allergy symptoms, from Mitsubishi Tanabe. Based upon 2010 data from IMS Health, we estimate the U.S. allergic rhinitis market to be approximately $2.5 billion in sales, with the nasal antihistamine component comprising about 14% of all prescriptions.

In October 2010, we announced positive preliminary results from a Phase 1/2 clinical study of bepotastine besilate nasal spray conducted in Canada for the treatment of symptoms associated with seasonal allergic rhinitis, the inflammation of the nasal passages caused by allergies. The findings demonstrated two of the three bepotastine besilate concentrations tested were effective in relieving patients' nasal symptoms after exposure to seasonal allergens. The safety data showed the drug to be well-tolerated, with adverse events consistent with those observed with other antihistamine nasal sprays and generally rated as mild. As a result of these positive outcomes, in December 2010, we initiated a Phase 2 clinical study of bepotastine besilate nasal spray for the treatment of symptoms associated with seasonal allergic rhinitis. The randomized, placebo-controlled, parallel-group environmental study is evaluating the safety and efficacy of bepotastine besilate, dosed twice daily, in patients presenting with allergic rhinitis caused by one of the most potent seasonal allergy triggers, Mountain Cedar pollen. We expect to enroll approximately 600 patients who will be treated with either bepotastine besilate nasal spray or placebo for two weeks. Patients will grade both individual nasal and ocular symptoms on a daily basis. We plan to report preliminary results in the first half of 2011.

Bepotastine nasal combination

In addition to the bepotastine nasal spray, we are developing a combination antihistamine / steroid nasal spray, with bepotastine as the antihistamine component, for the treatment of allergic rhinitis. Based on 2010 data from IMS Health, we estimate the U. S. allergic rhinitis market to be approximately $2.5 billion in sales, with the nasal steroid component comprising about 34% of all prescriptions.

We plan to initiate a follow-on Phase 2 study to the bepotastine nasal study for Mountain Cedar pollen, with the combination formulation in the second half of 2011 and report preliminary results in the first half of 2012.

Bromfenac Adjunct for AMD

We intend to initiate a development program for bromfenac as an adjunct therapy to be used with Lucentis ® or Avastin ®, for the treatment of AMD. A proof of concept study was completed by a physician investigator with results expected to publish in the first half of 2011.

T-PRED (tobramycin and prednisolone acetate combination product)

T-PRED is a proprietary formulation of a fixed combination product of tobramycin 0.3% and prednisolone acetate 1.0%. T-PRED is being developed for the treatment of steroid responsive inflammation and allergic conjunctivitis. We plan to initiate Phase 3 studies in 2012 or later.

T-PRED, if approved by the FDA, will compete in the antibiotic/steroid combination segment of the U.S. topical ophthalmic anti-inflammatory market. Based upon management estimates and 2010 prescription data compiled by IMS Health, we estimate that 2010 sales in the U.S. topical ophthalmic anti-inflammatory market were approximately $848 million, with total prescriptions of 11.5 million. In 2010, the combination antibiotic and steroid segment of the ophthalmic anti-inflammatory market had approximately a 36% share of the prescriptions or $302 million in prescription dollars and about 4 million prescriptions according to data compiled by IMS Health.

In February 2006, we announced positive results from our Phase 3 bioequivalence study of T-PRED for the treatment of steroid-responsive inflammatory ocular conditions where risk of bacterial infection exists. In July 2006, we submitted to the FDA an NDA for T-PRED for the treatment of steroid-responsive inflammatory ocular conditions where risk of bacterial infection exists.

In May 2007, we received a not approvable letter from the FDA. The FDA assessed our clinical data and found that it did not show sufficient equivalence between the prednisolone component in T-PRED and PredForte at least at one of the time points measured. In addition, the FDA found that our clinical data did not show sufficient equivalence in the kill time between the tobramycin components in T-PRED and Tobrex®, although it did show equivalence versus Zylet® and Tobradex®. After further discussions with the FDA, we initiated an additional clinical study and in vitro work to address the issues raised by the FDA.

In September 2009 we announced the preliminary results from two completed studies. In the first study, we evaluated the antimicrobial equivalence between T-PRED and a tobramycin-containing reference product. We successfully demonstrated the antimicrobial bioequivalence of T-PRED to the reference product in each of the 26 required tests. The second study was a Phase 3 clinical study designed to determine the bioequivalence of prednisolone concentrations between T-PRED and a reference product containing prednisolone acetate 1.0%. Although T-PRED's prednisolone concentrations in this study were similar to those of the reference product, bioequivalence was not demonstrated. We believe differences in the prednisolone reference product, which included a higher drug concentration in the formulation and a recent change in the commercial product delivery dose of the reference product, may have contributed to the variations in study results between the two products. We discussed the study results with the FDA to determine the best path forward for T-PRED.

Strong Steroid

We intend to pursue development of a strong steroid to treat ocular inflammation. The U. S. topical / plain steroid segment of the anti-inflammatory market, based on 2010 data from IMS Health, is estimated to be $186 million in sales. We plan to initiate Phase 1/2 studies in 2012 or later.

Other Product Candidates and Development Activities

In addition to the products presently in human clinical trials, we have a number of products that may be ready for late stage clinical study initiation in the future. These include iganidipine, to enhance ocular nerve blood flow; new formulation of latanoprost, a prostaglandin, for the treatment of glaucoma; and ecabet sodium for the treatment of dry eyes.

We continually evaluate opportunities for late-stage or currently-marketed complementary products and for expansion of our existing ophthalmology, optometry, and allergy product franchises. We plan to continue to pursue such opportunities through further licensing arrangements, collaborations and product acquisitions, along with related development activities. Our ability to execute on such opportunities in some circumstances may be dependent upon our ability to raise additional capital on commercially reasonable terms.

Product Licensing Agreements

BROMDAY, BEPREVE, ISTALOL, XIBROM, Ecabet Sodium, Prostaglandins and Iganidipine Agreements With Senju

In May 2002, we acquired certain of the assets of AcSentient, Inc., or AcSentient, which included exclusive U.S. development, manufacturing and marketing rights for ISTALOL and XIBROM. ISTALOL and XIBROM were originally licensed by AcSentient from Senju.

In November 2004, we entered into another license agreement with Senju under which Senju granted to us exclusive U.S. ophthalmic rights to ecabet sodium.

In 2006, we entered into three additional license agreements with Senju under which Senju has granted us exclusive North American ophthalmic rights for BEPREVE, various prostaglandin products and iganidipine.

In December 2009, we renegotiated with Senju our bromfenac rights to include, among other things, the expansion of our territory to include Canada and Mexico.

Generally, under the terms of our agreements with Senju, we are responsible for all costs associated with developing products covered by the licensed rights in ophthalmology for the U. S. and, with respect to XIBROM (and now BROMDAY), BEPREVE, prostaglandins and iganidipine, North America, including clinical trials, regulatory filings, manufacturing, and, if the product is approved, marketing and sales activities.

We have paid to Senju non-refundable milestone payments of $4 million, in the aggregate, relating to the development process and regulatory approval of both ISTALOL and XIBROM and are required to pay royalties on the sales of products that are covered by Senju's patent rights.

We have paid to Senju non-refundable milestone payments of $4 million, in the aggregate, relating to the development process and regulatory approval of BEPREVE and are required to pay royalties on the sales for the products that are covered by Senju's patent rights.

We will be required to pay to Senju non-refundable milestone payments of up to $3 million, in the aggregate, if all such milestones relating to the development process and regulatory approval of ecabet sodium are accomplished, and royalties on future product sales covered by Senju's patent rights.

We will be required to pay Senju non-refundable milestone payments of approximately $8 million, in the aggregate, if all such milestones relating to the development process and regulatory approval of iganidipine are accomplished, and royalties on future sales of products covered by Senju's patent rights.

We will be required to pay Senju non-refundable milestone payments of approximately $8 million, in the aggregate, some of which have been paid, if all such milestones relating to the development process and regulatory approval of a prostaglandin product are accomplished, and royalties on future sales of products covered by Senju's patent rights.

We initiated legal action in April 2010, against Senju, seeking a declaratory judgment with regard to our XIBROM royalty obligations to Senju and a recovery of overpaid royalties and other damages from Senju. The only U.S. patent applicable to XIBROM expired in January 2009 and, according to U.S. case law and the terms of our agreement with Senju, we believe no XIBROM royalties are due after patent expiration. In August 2010, the U.S. District Court for the Central District of California stayed our action against Senju, and in September 2010, Senju initiated an arbitration proceeding regarding the same dispute with the International Chamber of Commerce, or ICC. The order staying our action against Senju will not become appealable until after the arbitration is concluded, and a judgment is entered in the court case. A declaratory judgment that we were seeking from the court in regard to royalty obligations to Senju may apply not only to XIBROM, but also to BROMDAY, which was approved by the FDA in October 2010. The arbitration proceeding is in its early stages.

In June 2010, we initiated a legal action by filing a Complaint against AcSentient, Inc. and AcSentient II, LLC, which we collectively refer to as AcSentient, seeking a declaratory judgment with regard to our XIBROM royalty obligations under the Asset Purchase Agreement dated May 3, 2002 between us and AcSentient, Inc. The only U.S. patent applicable to XIBROM expired in January 2009 and, according to U.S. case law and the terms of our agreement with AcSentient, Inc., we believe no XIBROM royalties are due after patent expiration. A declaratory judgment that we are seeking from the court in regard to royalty obligations to AcSentient may apply not only to XIBROM, but also to BROMDAY, approved by the FDA in October 2010. In November 2010, the Superior Court of the State of California, County of Orange stayed our case against AcSentient and ruled that the dispute has to be arbitrated. We will have an opportunity to appeal that court ruling after the final judgment is entered by the court. On January 24, 2011, AcSentient filed a request for arbitration with the ICC. As AcSentient's arbitration request was only recently filed, we are in the process of considering our response.

There can be no assurance about when these two disputes will be resolved, and we cannot predict the final outcome and financial impact of either. Until these two disputes are resolved, for accounting purposes, we have been and intend to continue to reserve for XIBROM and BROMDAY royalties, which would have been payable to Senju and AcSentient if the relevant contractual royalty obligations were existing and enforceable. As of December 31, 2010, we had $22.8 million reserved for such contingent XIBROM and BROMDAY royalties.

The relevant license provisions with Senju for bromfenac, iganidipine and prostaglandins provides that the relevant royalty obligations will terminate upon the later of (i) the last-to-expire licensed patent and (ii) ten years after the first commercial sale of the applicable licensed product. The license agreement with Senju for ISTALOL will terminate upon the last-to-expire licensed patent. The license agreements with Senju for ecabet sodium and BEPREVE will terminate ten years after the later of (i) the last-to-expire licensed patent and (ii) ten years after the first commercial sale of the applicable licensed product.

Bepotastine Nasal Agreement With Mitsubishi Tanabe

In September 2007, we entered into a license agreement with Mitsubishi Tanabe under which we were granted exclusive North American rights to nasal dosage forms of bepotastine, an investigational product for the treatment of allergic rhinitis. We also obtained the right to develop other nasal bepotastine products, including a fixed combination with a steroid and a future right to negotiate for a North American license to oral dosage forms of bepotastine for allergy treatment.

Generally, under the terms of our agreement with Mitsubishi Tanabe, we are responsible for all costs associated with developing the licensed products in ophthalmology for the United States and, with respect to bepotastine nasal, North America, including clinical trials, regulatory filings, manufacturing, and, if the product is approved, marketing and sales activities.

Under the terms of our bepotastine nasal agreement with Mitsubishi Tanabe, we are required to pay Mitsubishi Tanabe non-refundable milestone payments of approximately $9 million, some of which have been paid, if all such milestones relating to the development process and regulatory approval of bepotastine nasal are accomplished, and royalties on future product sales.

The license agreement with Mitsubishi Tanabe for bepotastine nasal will terminate upon the later of (i) the last-to-expire licensed patent and (ii) ten years after the first commercial sale of the applicable licensed product.

Japan- Otsuka

In December 2001, we entered into certain agreements with Otsuka Pharmaceutical Co., Ltd., or Otsuka, with respect to the commercialization of VITRASE in Japan for ophthalmic uses in the posterior region of the eye. Under the terms of our agreements with Otsuka, Otsuka is responsible for preclinical studies, clinical trials, applying for and obtaining regulatory approvals and other development activities for VITRASE for ophthalmic uses in the posterior region of the eye in Japan.

In September 2009, we modified our existing License and Supply Agreements with Otsuka. Among other changes, the Supply Agreement terminated, resulting in us having no future obligation to supply Otsuka with hyaluronidase for injection. As a result, in 2009, we recognized $3.1 million of previously deferred income primarily related to the termination of that supply agreement.

Marketing and Sales

We have expanded our commercial infrastructure in connection with the marketing, sale and distribution of our approved products in the U.S. In late 2009 and early 2010, we expanded our sales force to a total of approximately 165 sales territories to support our growing commercial activities. We target our commercialization efforts towards ophthalmologists, optometrists and allergists.

InVentiv Pharma Services LLC provides us with administrative and other services, including training, analytics, and operational support.

Customers and Distribution

We sell our approved products primarily to drug wholesalers, retailers and distributors, including large chain drug stores, hospitals, clinics, government agencies and managed healthcare providers such as health maintenance organizations and other institutions. These customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drug store chains. As a result, a small number of large, wholesale distributors control a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. We expect that consolidation of drug wholesalers and retailers will, on an increasing basis, impact the net sales and gross margins of drug manufacturers and will create other competitive pressures.

Sales to Cardinal Health, Inc., McKesson HBOC and AmeriSource Bergen Corp. accounted for 40%, 36% and 16%, respectively, of our annual net revenues during 2010. The loss of any of these customers could materially and adversely affect our business, results of operations, financial condition and cash flows. Due to the relatively short lead-time required to fill orders for our products, backlog of orders is not material to our business.

We have engaged Cardinal Health PTS, LLC, or Cardinal Health, through its Specialty Pharmaceutical Services group, to act as our exclusive distributor for commercial shipment and distribution of our products to our customers in the United States. In addition to distribution services, Cardinal Health provides us with other related services, including product storage, returns, customer support, and administrative support.

Seasonality

We experience seasonality with respect to sales of our ocular allergy product, BEPREVE. We expect larger sales in the spring through late summer and fewer sales in the late fall and winter.

In addition, although our ophthalmic pharmaceutical business is not materially affected by seasonal factors, we have noticed a historical trend with respect to sales. Specifically, our sales have tended to be lowest during the first calendar quarter and the highest in the fourth calendar quarter.

Competition

The markets for therapies that treat diseases and conditions of the eye are subject to intense competition and technological change. Many companies, including major pharmaceutical companies, specialty pharmaceutical companies and specialized biotechnology companies, are engaged in activities similar to ours. Such companies include Allergan, Inc., Alcon Laboratories, Inc./ Novartis AG, Bausch & Lomb, Inc., Johnson & Johnson and Pfizer, Inc. Many of these companies have substantially greater financial and other resources, larger research and development staffs and more extensive marketing and manufacturing organizations than ours.

Numerous companies are working on alternate therapies for ocular inflammation and pain, glaucoma, allergy, dry eye syndrome, ocular infection, macular degeneration and other disease states of the eye.

In addition, competition from generic drug manufacturers is a major challenge in the United States to branded drug companies, like ISTA, and may have a material adverse effect on our product net revenues.

In January 2009, the patent on XIBROM expired, exposing us to potential future generic competition. Most companies that manufacture drug substances file a DMF with the FDA. These DMFs contain information on the manufacture and quality control of those drug substances. Most companies that file ANDAs to gain approval to market a generic version of a previously patented pharmaceutical product will reference a DMF for the drug substance contained in the product. Since the XIBROM patent expiration in January 2009, three DMFs have been filed for bromfenac. In addition, we believe a bromfenac ANDA was filed in May 2010. Based upon publicly available information that show a two year or longer average FDA review time for ANDAs, we do not anticipate that a generic form of bromfenac will receive FDA approval by a competitor until approximately 2012. In October 2010, the FDA approved BROMDAY which we launched in the fourth quarter of 2010. Starting in November 2010, we focused our sales and marketing efforts on encouraging physicians to transition from prescribing twice-daily XIBROM to prescribing once-daily BROMDAY. We intend to stop shipments of XIBROM effective February 28, 2011.

Manufacturing

We have a supply agreement with Senju for bepotastine besilate, which is the active pharmaceutical ingredient in BEPREVE. Currently, Senju is our sole source for bepotastine besilate for BEPREVE. We have a supply agreement with Regis Technologies, Inc., or Regis, for bromfenac, which is the active pharmaceutical ingredient in XIBROM and BROMDAY. Currently, Regis is our sole source for bromfenac. We also have supply agreements with Bausch & Lomb, Inc., or Bausch & Lomb, to manufacture commercial quantities of BROMDAY, ISTALOL, BEPREVE and XIBROM. Currently, Bausch & Lomb is our sole source for BROMDAY, ISTALOL, BEPREVE and XIBROM.

Biozyme Laboratories, Ltd. or Biozyme, had been our sole source for highly purified ovine hyaluronidase, which is the active ingredient in VITRASE. In June 2010, we received approval from the FDA to manufacture hyaluronidase at our Irvine, California manufacturing facility and began production of highly purified ovine hyaluronidase in July 2010. We have a supply agreement with Alliance Medical Products to manufacture commercial quantities of VITRASE. Currently, Alliance Medical Products is our sole source for VITRASE.

Research and Development

Since our inception, we have made substantial investments in research and development. During the years ended December 31, 2010, 2009 and 2008, we spent $25.9 million, $24.9 million and $32.4 million, respectively, on research and development activities.

We plan to focus our near-term research and development efforts on the later-stage products in our product candidate pipeline. Building on these development efforts, our goal is to continue our growth as a commercial stage, multi-specialty pharmaceutical company by developing or acquiring complementary products, either already marketed or in late-stage development. Some licensed or acquired products may require additional research and development activities prior to regulatory approval and commercialization.

Patents and Proprietary Rights

Our success depends in part on our ability to obtain patent protection for our inventions, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. Our strategy is to actively pursue patent protection in the U.S. and foreign jurisdictions for technology that we believe to be proprietary and that offers a potential competitive advantage. As of December 31, 2010, we owned 14 issued U.S. patents, six pending U.S. patent applications, 37 issued foreign patents, and nine pending foreign patent applications. In addition, as of December 31, 2010, we licensed six issued U.S. patents, three pending U.S. patent applications, one issued foreign patent, and one pending foreign patent application.

The table below sets forth, for each of our material products or product candidates covered by a patent, the technology or technologies dependent on each such patent, the jurisdiction where such patent protection has been obtained, the expiration date of such patent, and whether we own or license such patent.

Product or Product Candidate Subject to Patent Protection	Technology	Jurisdiction	Expiration	Owned or Licensed Patent
BEPREVE	Bepotastine active ingredient	U.S.	2017 [1]	Licensed
BEPREVE	Formulation	U.S.	patent application	Licensed
ISTALOL	Method of use	U.S.	2018	Licensed
BROMDAY (lower concentration)	Formulation and method of use	U.S.	patent applications	Owned and licensed
REMURA	Formulation and method of use	U.S.	patent applications	Owned and licensed
T-PRED	Formulation and method of use	U.S. and Canada	patent application	Owned

(1) With a patent term extension expected until 2019.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection of these trade secrets and proprietary know-how, in part, through confidentiality and proprietary information agreements. We make efforts to require our employees, directors, consultants and advisors, outside scientific collaborators and sponsored researchers, other advisors and other individuals and entities to execute confidentiality agreements upon the start of employment, consulting or other contractual relationships with us. These agreements provide that all confidential information developed or made known to the individual or entity during the course of the relationship is to be kept confidential and not be disclosed to third parties, except in specific circumstances. In the case of employees and some other parties, the agreements provide that all inventions conceived by the individual will be our exclusive property. These agreements may not provide meaningful protection for, or adequate remedies to protect, our technology in the event of unauthorized use or disclosure of information. Furthermore, our trade secrets may otherwise become known to, or be independently developed by, our competitors.

We have not conducted an extensive search of patents issued to other parties and no assurance can be given that such patents do not exist, have not been filed, or could not be issued which contain claims relating to our technology and products. If such patents do exist, the owners may bring claims against us for infringement, which may have an adverse effect on our business.

We also file trademark applications to protect the names of our products. These applications may not mature to registration and may be challenged by third parties. In addition, some of our trademarks, including XIBROM and BROMDAY, are owned by, or assignable to, our licensors, such as Senju, and upon expiration or termination of the license agreements, we may no longer be able to use these trademarks.

Government Regulation

Our pharmaceutical products are subject to extensive government regulation in the U.S. If we ever decide to distribute our products abroad, our products would also be subject to extensive foreign government regulation. In the U.S., the FDA regulates pharmaceutical products. FDA regulations govern the testing, manufacturing, advertising, promotion, labeling, sale and distribution of our products.

In general, the FDA approval process for drugs includes, without limitation:

- preclinical studies;
- submission of an Investigational New Drug, or IND, application for clinical trials;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;
- submission of an NDA to obtain marketing approval;
- review of the NDA; and
- inspection of the facilities used in the manufacturing of the drug to assess compliance with the FDA's current Good Manufacturing Practice, or cGMP, regulations.

Preclinical studies include laboratory evaluation of the product, as well as animal studies to assess the potential safety and efficacy of the product. These studies must be performed according to good laboratory practices. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND application. Clinical trials may begin 30 days after the IND application is received, unless the FDA raises concerns or questions about the conduct of the clinical trials. If concerns or questions are raised, the IND application sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.

We cannot assure that submission of an IND application for any of our product candidates will result in authorization to commence clinical trials. Clinical trials involve the administration of the product that is the subject of the trial to volunteers or patients under the supervision of a qualified principal investigator. Each clinical trial must be reviewed and approved by an independent institutional review board at each institution at which the study will be conducted. The institutional review board will consider, among other things, ethical factors, safety of human subjects and the possible liability of the institution. Also, clinical trials must be performed according to good clinical practices. Good clinical practices are enumerated in FDA regulations and guidance documents.

Clinical trials typically are conducted in three sequential phases: Phases 1, 2 and 3, with Phase 4 studies sometimes required to be conducted after approval. Drugs for which Phase 4 studies are required include those approved under accelerated approval regulations. The four phases may overlap. In Phase 1 clinical trials, the drug is usually tested on a small number of healthy volunteers to determine:

- safety;
- any adverse effects;
- proper dosage;
- absorption;
- metabolism;
- distribution;
- excretion; and
- other drug effects.

In Phase 2 clinical trials, the drug is usually tested on a limited number of subjects (generally up to several hundred subjects) to preliminarily evaluate the efficacy of the drug for specific, targeted indications, determine dosage tolerance and optimal dosage, and identify possible adverse effects and safety risks.

In Phase 3 clinical trials, the drug is usually tested on a larger number of subjects (up to several thousand), in an expanded patient population and at multiple clinical sites. The FDA may require that we suspend clinical trials at any time on various grounds, including if the FDA makes a finding that the subjects are being exposed to an unacceptable health risk.

Following successful conclusion of Phase 3 clinical trials, an NDA is submitted to the FDA. The NDA must include comprehensive and complete descriptions of the preclinical testing, clinical trials, and the chemical manufacturing and control requirements of a drug that enable the FDA to determine the drug's safety and efficacy. An NDA must be approved by the FDA before any drugs can be marketed commercially in the United States.

The FDA testing and approval process requires substantial time, effort and money. We cannot assure you that any NDA we submit for our product candidate will be timely approved, if ever.

In Phase 4 clinical trials or other post-approval commitments, additional studies and patient follow-up are conducted to gain experience from the treatment of patients in the intended therapeutic indication. Additional studies and follow-up are also conducted to document a clinical benefit where drugs are approved under accelerated approval regulations and based on surrogate endpoints. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. Failure to promptly conduct Phase 4 clinical trials and follow-up could result in expedited withdrawal of products approved under accelerated approval regulations.

The facilities, procedures, and operations of our contract manufacturers must be determined to be adequate by the FDA before product approval. Manufacturing facilities are subject to inspections by the FDA for compliance with cGMP, licensing specifications, and other FDA regulations before and after an NDA has been approved. Foreign manufacturing facilities are also subject to periodic FDA inspections or inspections by foreign regulatory authorities. Among other things, the FDA may withhold approval of NDAs or other product applications of a facility if deficiencies are found at the facility. Vendors that supply us finished products or components used to manufacture, package and label products are subject to similar regulation and periodic inspections.

Following such inspections, the FDA may issue notices on Form 483 and Warning Letters that could cause us to modify certain activities identified during the inspection. A Form 483 notice is generally issued at the conclusion of an FDA inspection and lists conditions the FDA investigators believe may violate cGMP or other FDA regulations. FDA guidelines specify that a Warning Letter be issued only for violations of "regulatory significance" for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

In addition, the FDA imposes a number of complex regulatory requirements on entities that advertise and promote pharmaceuticals, including, but not limited to, standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the Internet.

Failure to comply with FDA and governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA's review of NDAs, injunctions, disqualification from participation in government reimbursement programs and criminal prosecution. Any of these actions could have a material adverse effect on us. For clinical trials conducted outside the United States, the clinical stages are generally comparable to the phases of clinical development established by the FDA.

In the United States, physicians, hospitals and other healthcare providers that purchase pharmaceutical products generally rely on third-party payors, principally private health insurance plans, Medicare and, to a lesser extent, Medicaid, to reimburse all or part of the cost of the product and procedure for which the product is being used. Even if a product is approved for marketing by the FDA, there is no assurance that third-party payors will cover the cost of the product and related medical procedures. Although they are not required to do so, private health insurers often follow the Medicare program's lead when determining whether or not to reimburse for a drug. To support our applications for reimbursement coverage with Medicare and other major third-party payors, we intend to use data from clinical trials. The lack of satisfactory reimbursement for our drug products would limit their widespread use and lower potential product net revenues.

Our interactions with physicians and other healthcare professional are subject to both federal and state law and regulation designed to prohibit companies from wrongfully inducing physicians and others from prescribing and using our products. We have adopted a comprehensive compliance program to regulate our personnel's interactions with physicians and others, to attempt to comply with these regulations.

Federal, state and local laws of general applicability, such as laws regulating working conditions, also govern us. In addition, we are subject to various federal, state and local environmental protection laws and regulations, including those governing the discharge of material into the environment. We do not expect the costs of complying with such environmental provisions to have a material effect on our earnings, cash requirements or competitive position in the foreseeable future.

Human Resources

As of January 31, 2011, we had 326 full-time employees. Of our employees, 55 are engaged in research and development, nine in manufacturing, 19 in quality assurance and quality control, 209 in sales and marketing, and 34 in administration and finance. Our employees do not have a collective bargaining agreement. We consider our relations with our employees to be good.

General Information

We incorporated in California in February 1992 as Advanced Corneal Systems, Inc. In March 2000, we changed our name to ISTA Pharmaceuticals, Inc., and we reincorporated in Delaware in August 2000. Our corporate headquarters and principal research laboratories are located at 50 Technology Drive, Irvine, CA 92618, and our telephone number is (949) 788-6000.

We make the following reports available on our website, at *www.istavision.com*, free of charge as soon as practicable after filing with the U.S. Securities and Exchange Commission, or SEC:

- our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports;
- our policies related to corporate governance, including our Code of Ethics and Conduct which apply to our directors, officers and employees (including our principal executive officer and principal financial officer) that we have adopted to meet the requirements set forth in the rules and regulations of the SEC and its corporate governance principles; and
- the charters of the Audit, Compensation and Nominating & Corporate Governance Committees of our Board of Directors.

All such reports are also available free of charge via EDGAR through the SEC website at *www.sec.gov*. In addition, the public may read and copy materials filed by us with the SEC at the SEC's public reference room located at 100 F St., NE, Washington, D.C., 20549. Information regarding operation of the SEC's public reference room can be obtained by calling the SEC at 1-800-SEC-0330.

Item 1A Risk Factors

In addition to other information included in this Annual Report on Form 10-K, the following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements contained in this Annual Report on Form 10-K, and thus should be considered carefully in evaluating our business and future prospects. The following risk factors are not an exhaustive list of the risks associated with our business. New factors may emerge or changes to these risks could occur that could materially affect our business.

Risks Related to Our Business

If we do not timely receive and maintain regulatory approvals for our products or product candidates, we will not be able to commercialize our products, which would substantially impair our ability to generate revenues and materially harm our business and financial condition.

Approval from the FDA is necessary to manufacture and market pharmaceutical products in the U.S. Five of our products, BROMDAY, BEPREVE, ISTALOL, VITRASE and XIBROM have received regulatory approval from the FDA.

The regulatory approval process is extensive, time-consuming and costly, and the FDA may not approve additional product candidates, or the timing of any such approval may not be appropriate for our product launch schedule and other business priorities, which are subject to change.

FDA approval of our products and product candidates can be delayed, limited or not granted for many reasons, including, among others:

- the FDA may not find a product candidate safe or effective to merit an approval;
- the FDA may not find that the data from preclinical testing and clinical trials justifies approval, or they may require additional studies that would make it commercially unattractive to continue pursuit of approval;
- the FDA may not approve the processes or facilities of our contract manufacturers or raw material suppliers or our manufacturing processes or facilities;
- the FDA may change its approval policies or adopt new regulations; and
- the FDA may approve a product candidate for indications with labeling claims that are narrow or that place our product at a competitive disadvantage, which may limit our sales and marketing activities or otherwise adversely impact the commercial potential of a product.

If the FDA does not approve our product candidates in a timely fashion with suitable labeling claims, or we terminate development of any of our product candidates due to difficulties or delays encountered in clinical testing and the regulatory approval process, it may have a material adverse impact on our business, results of operations and financial condition.

We may not be able to develop product candidates into successful commercial products, which would impair our ability to grow and could materially harm our business, results of operations and financial condition.

The process of developing product candidates involves a high degree of risk and takes several years. Product candidates may fail to reach the market for several reasons, including but not limited to the following:

- clinical trials may show our product candidates to be ineffective or not as effective as anticipated, or to have harmful side effects or an unforeseen result;
- our inability to enroll patients in clinical trials within the expected timeframes;
- our inability to obtain authorization from the FDA or other regulatory authority to initiate clinical trials within the expected timeframes;
- product candidates may fail to receive regulatory approvals required to bring the products to the market;
- manufacturing costs and delays and manufacturing problems in general, the inability to scale up to produce supplies for clinical trials or commercial supplies, or other factors may make our product candidates uneconomical; and
- the proprietary rights of others and their competing products and technologies may prevent our product candidates from being effectively commercialized or to obtain exclusivity.

Success in the preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict. Currently, there is substantial congressional and administration review of the regulatory approval process for drug candidates in the U.S. Any changes to the U.S. regulatory approval process could significantly increase the timing or cost of regulatory approval for our product candidates making further development uneconomical or impossible.

In addition, developing product candidates is very expensive and will have a significant impact on our ability to generate profits. Factors affecting our product development expenses include:

- changes to the regulatory approval process for product candidates in those jurisdictions, including the U.S., in which we may be seeking approval for our product candidates;
- the cost and timing of manufacturing clinical or commercial supplies of product candidates, including the cost and timing of the implementation of any necessary corrective actions;
- regulatory approval of trade names for our product candidates and the timing thereof;
- our ability to raise any additional funds that we need to complete our trials;
- the number and outcome of clinical trials conducted by us and/or our collaborators;
- the number of products we may have in clinical development;
- in-licensing or other partnership activities, including the timing and amount of related development funding, license fees or milestone payments; and
- future levels of our revenue.

Our product development efforts also could result in large and immediate write-offs, significant milestone payments, incurrence of debt and contingent liabilities or amortization of expenses related to intangible assets, any of which could negatively impact our financial results. Additionally, if we are unable to develop our product candidates into viable commercial products, we will be reliant solely on sales of our currently approved products for our revenues, potentially limiting our growth opportunities.

If generic manufacturers obtain approval for generic versions of our products, our business, results of operations and financial condition may suffer.

In January 2009, the patent on XIBROM expired, and we lost regulatory exclusivity for XIBROM. Because of the patent expiration, competitors became eligible to receive approval for ANDAs for ophthalmic formulations of bromfenac with indications identical to XIBROM. Generic manufacturers pursuing ANDA approval are not required to conduct costly and time-consuming clinical trials to establish the safety and efficacy of their products; rather, they are permitted to rely on the innovator's data regarding safety and efficacy. Thus, generic manufacturers can sell their products at prices much lower than those charged by innovative pharmaceutical companies who have incurred substantial expenses associated with the research and development of the product. Since the XIBROM patent expiration in January 2009, three DMFs have been filed for bromfenac. In addition, we believe a bromfenac ANDA was filed in May 2010. Based upon publicly available information that show a two year or longer average FDA review time for ANDAs, we do not anticipate that a generic form of bromfenac will receive FDA approval by a competitor until approximately 2012. The introduction of a generic version of XIBROM could have an adverse impact on our business, results of operations and financial condition.

In addition, on October 16, 2010, the FDA approved BROMDAY for the treatment of postoperative inflammation and reduction of ocular pain in patients who have undergone cataract extractions. We were granted three years of marketing exclusivity under the Drug Price Competition and Patent Term Restoration Act, commonly known as the Hatch-Waxman Act. We launched BROMDAY in November 2010 and we focused our sales and marketing efforts on encouraging physicians to transition from prescribing twice-daily XIBROM to prescribing once-daily BROMDAY. We intend to stop shipments of XIBROM effective February 28, 2011. There can be no assurances that we will be able to generate revenues from BROMDAY similar to the levels achieved from sales of XIBROM.

If our products do not gain market acceptance, our business will suffer.

A number of factors may affect the market acceptance of our products or any other products we develop or acquire, including, among others:

- the price of our products relative to other therapies for the same or similar treatments;
- the perception by patients, physicians and other members of the health care community of the safety and efficacy of our products for their prescribed treatments;
- the availability of satisfactory levels, or at all, of third party reimbursement for our products and related treatments;
- the restrictiveness of FDA approved labeling of our products;
- our ability to fund our sales and marketing efforts; and
- the effectiveness of our sales and marketing efforts.

In addition, we have historically focused our sales and marketing efforts on specialty physicians. However, in the future, in order to achieve broader market acceptance of our products, we may choose to modify our focus to include primary care physicians, which will require us to implement changes to our commercialization strategy.

If our products do not gain market acceptance, we may not be able to fund future operations, including the development or acquisition of new product candidates and/or our sales and marketing efforts for our approved products, which would cause our business to suffer.

If we fail to properly manage our anticipated growth, our business could suffer.

Rapid growth of our business is likely to place a significant strain on our managerial, operational and financial resources and systems. To manage our anticipated growth successfully, we must attract and retain qualified personnel and manage and train them effectively. We are dependent on our personnel and third parties to effectively manufacture, market, sell and distribute our products. We will also continue to depend on our personnel and third parties to successfully develop and acquire new products. Further, our anticipated growth will place additional strain on our suppliers and manufacturers, resulting in an increased need for us to carefully manage these relationships and monitor for quality assurance. If we do not grow as we expect, if we fail to manage our growth effectively or if we do not develop and expand a successful commercial infrastructure, our business, results of operations, and financial condition could be materially harmed.

We may need to raise additional working capital in the future.

We believe our current cash and cash equivalents on hand, together with borrowings available under our revolving credit facility with Silicon Valley Bank, or Revolving Credit Facility, and other borrowing arrangements, will be sufficient to finance anticipated capital, financing and operating requirements for at least the next twelve months. If we are unable to generate sufficient product net revenues, we may be required to raise additional capital in the future through collaborative agreements or public or private equity or debt financings. If we are required to raise additional capital in the future, such additional financing may not be available on favorable terms, or at all, or may be dilutive to our existing stockholders. In addition, our Facility Agreement with certain institutional investors, which we refer to as the Facility Agreement, and our Revolving Credit Facility contain restrictions on our ability to incur certain indebtedness without the prior consent of our lenders. If we fail to obtain additional capital as and when required, such failure could have a material impact on our business, results of operations and financial condition.

Adverse economic conditions may have material adverse consequences on our business, results of operations and financial condition.

Unpredictable and unstable changes in economic conditions, including recession, inflation, increased government intervention, or other changes, may adversely affect our general business strategy. If the current equity and credit markets deteriorate, or do not continue to improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. While we believe we have adequate capital resources to meet current working capital and capital expenditure requirements, a radical economic downturn, a double-dip recession, or an increase in our expenses could require additional financing on less than attractive rates or on terms that are excessively dilutive to existing stockholders. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans or plans to acquire additional products.

These economic conditions not only limit our access to capital, but also make it difficult for our customers and us to accurately forecast and plan future business activities, and they could cause businesses to slow spending on our products and services, which would delay and lengthen sales cycles. Furthermore, during challenging economic times, our customers may face issues gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. In addition, the recent economic crisis could also adversely impact our suppliers' ability to provide us with materials and components, either of which may negatively impact our business, financial condition and results of operations.

If we are required to immediately repay our outstanding borrowings, our financial position could be negatively impacted.

Outstanding amounts under our Revolving Credit Facility with Silicon Valley Bank bear interest at variable rates, which may expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase and our income and cash flows would decrease. The loan and security agreement related to the Revolving Credit Facility also contains certain covenants based on our financial performance. If we violate any of these financial performance covenants, or are otherwise in default, our lender has the option to declare all outstanding borrowings immediately due and payable, which could also cause a default under our Facility Agreement, thereby allowing the lenders under our Facility Agreement to accelerate the payment of the amounts outstanding thereunder. In that event, we may not have sufficient resources to pay the outstanding amounts and would need to obtain additional financing, which may not be available on reasonable terms or at all.

Our partners may terminate, or fail to perform their duties under our agreements, in which case our ability to commercialize our products may be significantly impaired.

We have entered into licensing agreements with Senju relating to BROMDAY and XIBROM, BEPREVE, ecabet sodium, iganidipine, and certain prostaglandin compounds, including latanoprost. With respect to BROMDAY and XIBROM, BEPREVE, ecabet sodium and iganidipine, certain patent and other intellectual property rights we have received from Senju have been licensed to Senju from third parties. As a result, Senju's license of such rights to us is subject to Senju maintaining and performing its obligations under these third party license agreements.

We have also entered into an exclusive licensing agreement with Mitsubishi Tanabe, from whom we obtained the North American rights to nasal (including intranasal) dosage forms of bepotastine. Certain intellectual property rights we received from Mitsubishi Tanabe have been licensed to Mitsubishi Tanabe from a third party, and thus Mitsubishi Tanabe's license of such rights to us is subject to Mitsubishi Tanabe maintaining and performing its obligations under such third party license agreement.

Any failure by Senju or Mitsubishi Tanabe to perform their respective obligations under their license agreements with third parties, or any adverse modification or termination of these third party license agreements, could significantly impair our ability to continue or stop our development and/or commercialization of any product candidates or products for which Senju or Mitsubishi Tanabe has licensed us rights subject to these third party agreements. Our agreements with Senju and Mitsubishi Tanabe generally contain reciprocal terms providing that neither we nor they may develop products that directly compete in the same form with the products involved in the agreement. Nonetheless, our partners may develop competing products in different forms or products that compete indirectly with our products.

Our supply of drug products will be dependent upon our limited manufacturing capacities and the production capabilities of third party manufacturers, contract manufacturing organizations, or CMOs, and other suppliers, and if such parties are not able to meet our demands, we may be limited in our ability to meet demand for our products, ensure regulatory compliance or maximize profit on the sale of our products.

We have limited manufacturing capacity for the raw material of one of our drug products and no internal manufacturing capacity for our drug products, and, therefore, we have entered into agreements with third-party manufacturers, CMOs and other suppliers for the manufacture and supply of our products and for their active and other ingredients. We received approval for our own on-site manufacturing facility by the FDA during 2010 and we have since then commenced manufacturing ovine highly purified hyaluronidase at the approved facility. Reliance on these manufacturing capabilities and those of such third-party manufacturers, CMOs and other suppliers entails risks to which we would not be subject if we manufactured products ourselves. For the raw material that we manufacture, we are subject to compliance with the regulations promulgated by the FDA and other agencies, including but not limited to the FDA's cGMP requirements. If we do not or cannot maintain control over compliance with these regulations, it could have a negative impact on our business. The disqualification of these manufacturers, CMOs and other suppliers through their failure to comply with regulatory requirements could negatively impact our business because the delays and costs in obtaining and qualifying alternate suppliers (if such alternative suppliers are available, which they may not be) could delay clinical trials or otherwise inhibit our ability to bring our approved products to market, which could have an adverse effect on our business, results of operations and financial condition.

In addition, we have little or no control over the production processes of third-party manufacturers, CMOs or other suppliers. Accordingly, while we do not currently anticipate any shortages of supply, circumstances could arise in which we would not have adequate supplies to timely meet our requirements or market demand for a particular drug product could outstrip the ability of our supply source to timely manufacture and deliver the product, thereby causing us to lose sales. In addition, our ability to make a profit on the sale of our products depends on our ability to obtain price arrangements that ensure a supply of product at favorable prices.

If we are unable to obtain materials from our sole source suppliers in a timely manner or our sole source suppliers do not meet their commitments, our product development and commercialization efforts for our product candidates could be delayed or stopped.

Some materials used in our products are currently obtained from a single source. We have a supply agreement with Senju for bepotastine besilate, which is the active pharmaceutical ingredient in BEPREVE. Currently, Senju is our sole source for bepotastine besilate. The active ingredient for BROMDAY and XIBROM is also supplied to us under an exclusive agreement from a sole source. We also have supply agreements with Bausch & Lomb to manufacture commercial quantities of BROMDAY, BEPREVE, ISTALOL and XIBROM. Currently, Bausch & Lomb is our sole source for such products. We have a supply agreement with Alliance Medical Products, Inc. to manufacture commercial quantities of VITRASE. Currently, Alliance Medical Products, Inc. is our sole source for VITRASE.

We have not established and may not be able to establish arrangements with additional suppliers for certain of these ingredients or products. Difficulties in our relationships with our suppliers, or delays or interruptions in such suppliers' supply of our requirements could limit or stop our ability to provide sufficient quantities of our product candidates on a timely basis for clinical trials and, for our approved products, could limit or stop commercial sales, which would have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to make a profit on the sale of our products depends on our ability to obtain price arrangements that ensure a supply of product at favorable prices.

If actual future payments or credits for allowances, discounts, product returns, rebates, chargebacks and other discounts, such as wholesaler fees, materially exceed the estimates we made at the time of the sale of our products, our *financial position, results of operations and cash flows may be materially and negatively impacted.*

We recognize revenues from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed or determinable, and we are reasonably assured of collecting the resulting receivable. We recognize product revenues net of estimated allowances for discounts, product returns, rebates, chargebacks and other discounts, such as wholesaler fees. If actual future payments for allowances for discounts, product returns, wholesaler fees, rebates and chargebacks materially exceed the estimates we made at the time of sale, our business, results of operations and financial condition would be negatively impacted.

In general, we are obligated to accept from our customers the return of pharmaceutical products that have reached their expiration date. We authorize returns for damaged products, expiring and expired products in accordance with our return goods policy and procedures, and have established reserves for such amounts at the time of sale. We typically refund the agreed portion of the sales price by the issuance of a credit, rather than cash refund or exchanges for inventory, and the returned product is destroyed. With the launch of each of our products, we recorded a sales return allowance, which was larger for stocking orders than subsequent re-orders. To date, actual product returns have not exceeded our estimated allowances for returns. Although we believe that our estimates and assumptions are reasonable as of the date when made, actual results may differ significantly from these estimates. Our business, results of operations and financial condition may be materially and negatively impacted if actual returns materially exceed our estimated allowances for returns.

Customers typically process their claim for allowances such as early pay discounts promptly, usually within the established payment terms. We monitor actual credit memos issued to our customers and compare such actual amounts to the estimated provisions, in the aggregate, for each allowance category to assess the reasonableness of the various reserves at each balance sheet date. Differences between our estimated allowances and actual credits issued have not been significant, and are accounted for in the current period as a change in estimate in accordance with generally accepted accounting principles. Our business, results of operations and financial condition may be materially and negatively impacted if actual credits issued exceed our estimated allowances for such credits.

Our dependence upon key personnel to operate our business puts us at risk of a loss of expertise if key personnel were to leave us.

We depend upon the experience and expertise of our executive management team. The competition for executives, as well as for skilled product development, marketing and sales, and technical personnel, in the pharmaceutical industry is intense and we may not be able to retain or recruit the personnel we need. If we are not able to attract and retain existing and additional highly qualified management, sales, clinical and technical personnel, we may not be able to successfully execute our business strategy.

Our quarterly results may fluctuate significantly and could fall below the expectations of securities analysts and investors, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

- the level of our net revenues, gross margin and expenses;
- the volatility of our stock price and its impact on the valuation of our warrants and other financial instruments;
- the timing of our regulatory submissions or approvals, or the failure to receive regulatory approvals;
- the initiation and progress of our clinical trials and other product development activities;
- the introduction of competitive products, including potential generic products, and announcements from competitors regarding actual or potential products under development or new commercial products, and the impact of competitive products and pricing;
- the level of orders within a given quarter and preceding quarters;
- the service fees charged and the levels of inventory for our products maintained by our customers, including wholesalers;
- the timing of our product shipments and our customer's receipt of such shipments within a given quarter;
- the timing of introducing new products;
- the changes in our pricing policies or in the pricing policies of our competitors or suppliers; and
- our product mix and dependence on a small number of products for most of our net revenues.

We experience seasonality with respect to sales of our ocular allergy product, BEPREVE. We expect larger sales in the spring through late summer and fewer sales in the late fall and winter. In addition, although our ophthalmic pharmaceutical business is not materially affected by seasonal factors, we have noticed a historical trend with respect to sales. Specifically, our sales have tended to be lowest during the first calendar quarter and the highest during the fourth calendar quarter. Due to these and other factors, we believe that quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, should not be construed as reliable indicators of our future performance. In any quarterly period, our results may be below the expectations of market analysts and investors, which would likely cause the trading price of our common stock to decrease.

Product acquisitions and licensing activities are subject to uncertainty and any completed acquisitions or licenses may not result in commercially successful products.

We regularly evaluate and, as appropriate, may make selective acquisitions of technologies, products, and compounds that we believe are complementary and/or additive to our business. Such acquisitions may be carried out through the purchase of assets, joint ventures and licenses or by acquiring other companies. However, we cannot assure you that we will be able to complete acquisitions or in-licensing arrangements that meet our target criteria on satisfactory terms, if at all. Successfully integrating a product acquisition or in-licensing arrangement can be a lengthy and complex process. Issues that could delay or prevent integration of the acquired technologies, products, and compounds into our own include:

- conforming standards, controls, procedures and policies, business cultures and compensation structures;
- conforming information technology and accounting systems;
- consolidating corporate and administrative infrastructures;
- consolidating sales and marketing operations;
- retaining existing customers and attracting new customers;
- retaining key employees;
- identifying and eliminating redundant and underperforming operations and assets;
- minimizing the diversion of management's attention from ongoing business concerns;
- coordinating geographically dispersed organizations;
- managing tax costs or inefficiencies associated with integrating operations; and
- making any necessary modifications to operating control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

If we are unable to successfully integrate our acquisitions with our existing business, we may not obtain the advantages that the acquisitions were intended to create, which may materially adversely affect our business, results of operations and financial condition. Actual costs and sales synergies, if achieved at all, may be lower than we expect and may take longer to achieve than we anticipate. Furthermore, the products of companies we acquire may overlap with our products or those of our customers, creating conflicts with existing relationships or with other commitments that are detrimental to the integrated businesses.

Other companies, including those with substantially greater resources than ours, may compete with us for the acquisition of product or in-licensing candidates and approved products, resulting in the possibility that we devote resources to potential acquisitions or arrangements that are never completed. In addition, our product acquisition and licensing activities may require us to obtain additional debt or equity financing, resulting in increased debt obligations or dilution of ownership to our existing stockholders, as applicable. Therefore, we may not be able to finance acquisitions on terms satisfactory to us, if at all.

Our future collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of our intellectual property and may adversely affect the commercial success of our products.

We may in the future enter into collaborative arrangements, some of which could be based on less definitive agreements, such as memoranda of understanding, material transfer agreements, options or feasibility agreements. We may not execute definitive agreements formalizing these arrangements. Collaborative relationships are generally complex and may give rise to disputes regarding the relative rights, obligations and revenues of the parties, including the ownership of intellectual property and associated rights and obligations, especially when the applicable collaborative provisions have not been fully negotiated and documented. Such disputes can delay collaborative research, development or commercialization of potential products, and can lead to lengthy, expensive litigation or arbitration. The terms of collaborative arrangements may also limit or preclude us from developing products or technologies developed pursuant to such collaborations. Additionally, the collaborators under these arrangements might breach the terms of their respective agreements or fail to prevent infringement of the licensed patents by third parties. Moreover, negotiating collaborative arrangements often takes considerably longer to conclude than the parties initially anticipate, which could cause us to enter into less favorable agreement terms that delay or defer recovery of our development costs and reduce the funding available to support key programs.

We may be unable to enter into future collaborative arrangements on acceptable terms, which would harm our ability to develop and commercialize our current and potential future products. Other factors relating to collaborations that may adversely affect the commercial success of our products include:

- any parallel development by a collaborative partner of competitive technologies or products;
- arrangements with collaborative partners that limit or preclude us from developing products or technologies;
- premature termination of a collaboration agreement; or
- failure by a collaborative partner to devote sufficient resources to the development and commercial sales of products using our technology.

Our collaborative arrangements might not restrict our collaborative partners from competing with us or restrict their ability to market or sell competitive products. Any future collaborative partners may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Our collaborative partners may also terminate their collaborative relationships with us or otherwise decide not to proceed with development and commercialization of our products.

Risks Related to Our Industry

Compliance with extensive government regulations or other third parties to which we are subject is expensive and time consuming, and may result in the delay, cessation or cancellation of product sales, introductions or modifications.

Extensive industry regulation has had, and will continue to have, a significant impact on our business. All pharmaceutical companies, including us, are subject to extensive, complex, costly and evolving regulation by the federal government, principally the FDA, and foreign and state government agencies. The Food, Drug and Cosmetic Act, the Controlled Substances Act and other domestic and foreign statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products. Under certain of these regulations, we and our contract suppliers and manufacturers are subject to periodic inspection of our or their respective facilities, procedures and operations and/or the testing of our products by the FDA and other authorities, which conduct periodic inspections to confirm that we and our contract suppliers and manufacturers are in compliance with all applicable regulations. The FDA also conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems, or our contract suppliers' and manufacturers' processes, are in compliance with cGMP regulations and other FDA regulations.

We are dependent on maintaining FDA and other governmental approvals in order to manufacture, market, sell and ship our products. Consequently, there is always a risk that the FDA or other applicable governmental authorities will take post-approval action limiting, modifying or revoking our ability to manufacture or sell our products, or that the cost of maintaining such approvals will adversely affect our results of operations. Certain of the FDA's policies and procedures are under review by new leadership and it is uncertain whether any changes arising from such review could adversely affect our products and business.

We currently have certain raw materials manufactured in foreign countries and the manufacturers of those materials are subject to regulation and inspection by both the FDA and local governmental authorities. We may also elect in the future to market certain of our products in foreign countries which would require further approvals by local governmental authorities.

If our past or present operations are found to be in violations of any of the laws described above or other similar governmental regulations to which we are subject, we may be subject to the applicable penalty associated with the violation which could adversely affect our ability to operate our business, results of operations and financial condition.

Pharmaceutical marketing is subject to substantial regulation in the United States.

All marketing activities associated with XIBROM, BROMDAY, BEPREVE, ISTALOL and VITRASE, as well as marketing activities related to any other products for which we obtain regulatory approval, will be subject to numerous federal and state laws governing the marketing and promotion of pharmaceutical products. The FDA regulates post-approval promotional labeling and advertising to ensure that they conform to statutory and regulatory requirements. In addition to FDA restrictions, the marketing of prescription drugs is subject to laws and regulations prohibiting fraud and abuse under governmental healthcare programs. For example, the federal healthcare program anti-kickback statute prohibits giving things of value to induce the prescribing or purchase of products that are reimbursed by federal healthcare programs, such as Medicare and Medicaid. In addition, federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government. Under this law, the federal government in recent years has brought claims against drug manufacturers alleging that certain marketing activities caused false claims for prescription drugs to be submitted to federal programs. Many states have similar statutes or regulations, which apply to items and services reimbursed under Medicaid and other state programs, or, in some states, regardless of the payor. If we, or our collaborative partners, fail to comply with applicable FDA regulations or other laws or regulations relating to the marketing of our products, we could be subject to criminal prosecution, civil penalties, seizure of products, injunction and exclusion of our products from reimbursement under governmental programs, as well as other regulatory actions against our product candidates, our collaborative partners or us.

In April 2008, we received subpoenas from the office of the U.S. Attorney for the Western District of New York requesting the production of documents regarding promotional, educational and other activities relating to XIBROM. We are cooperating with the government to provide the requested documents. At this time, we are unable to predict the outcome of this matter or reasonably estimate the amount or range of amounts of fines or penalties that might result from an adverse outcome. From April 2008 through December 31, 2010, we have incurred approximately $3.8 million in legal fees responding to the document requests and expect to incur significant expenses in the future. If, as a result of its review of the requested documents and other evidence, the government chooses to engage in civil litigation or initiate a criminal prosecution against us, we would have to expend significant resources to defend such action and, if not successful, incur or pay substantial fines or penalties, including but not limited to monetary settlements, disqualification from government reimbursement programs, or entering into a corporate integrity agreement with the government, any of which could have a material adverse effect on our business, results of operations and financial condition.

We have adopted a comprehensive compliance program to regulate our personnel's interactions with physicians and others, to attempt to comply with these regulations. However, because of the breadth of these laws and regulations and subjective nature of their fundamental bases, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

If our past or present operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we are subject, we may be subject to the applicable penalty associated with the violation which could adversely affect our ability to operate our business, results of operations and financial condition.

If we are unable to adequately protect our technology or enforce our patent rights, our business could suffer.

Our success with the products that we develop will depend, in part, on our ability and the ability of our licensors to obtain and maintain patent protection for these products. We currently have a number of U.S. and foreign patents issued and pending, however, we primarily rely on patent rights licensed from others. Our license agreements generally give us the right and/or the obligation to maintain and enforce the subject patents. We may not receive patents for any of our pending patent applications or any patent applications we may file in the future. If our pending and future patent applications are not allowed or, if allowed and issued into patents, if such patents and the patents we have licensed are not upheld in a court of law, our ability to competitively exploit our drug products would be substantially harmed. Also, such patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by our competitors, in which case our ability to commercially exploit these products may be diminished.

As of December 31, 2010, we owned 14 issued U.S. patents, six pending U.S. patent applications, 37 issued foreign patents, and nine pending foreign patent applications. In addition, as of December 31, 2010, we licensed six issued U.S. patents, three pending U.S. patent applications, one issued foreign patent, and one pending foreign patent application. Our existing patents, or any patents issued to us as a result of such applications, may not provide us a basis for commercially viable products, may not provide us with any competitive advantages, or may face third-party challenges or be the subject of further proceedings limiting their scope or enforceability. We may become involved in interference proceedings in the U.S. Patent and Trademark Office to determine the priority of our inventions. In addition, costly litigation could be necessary to protect our patent position. We license patent rights from Senju related to BROMDAY, BEPREVE, ecabet sodium, iganidipine and certain prostaglandin compounds, including latanoprost. We also license patent rights from Mitsubishi Tanabe for bepotastine in nasal dosage form. Some of these license agreements do not permit us to control the prosecution, maintenance, protection and/or defense of such patents. If the licensor chooses not to protect and enforce its own patent rights, we may not be able to take actions to secure our related product marketing rights. In addition, if such patent licenses are terminated before the expiration of the licensed patents, we may no longer be able to continue to manufacture and sell these products covered by the patents. In this regard, certain patent rights licensed from Senju and Mitsubishi Tanabe were licensed by them from third parties. As a result, any failure by Senju or Mitsubishi Tanabe to perform their respective obligations under their license agreements with third parties, or any adverse modification or termination of these third party license agreements, could significantly impair our ability to continue or stop our development and/or commercialization of any product candidates or products for which Senju and Mitsubishi Tanabe have licensed us rights subject to these third party license agreements.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in pharmaceutical and biotechnology patents has emerged to date in the U.S. The laws of many countries may not protect intellectual property rights to the same extent as U.S. laws, and those countries may lack adequate rules and procedures for defending our intellectual property rights. Filing, prosecuting and defending patents on all our products or product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions outside of those in which we have patent or intellectual property protection and we may not be covered by any of our patent claims or other intellectual property rights.

Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. We do not know whether any of our patent applications will result in the issuance of any patents, and we cannot predict the breadth of claims that may be allowed in our patent applications or in the patent applications we license from others.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

- in certain jurisdictions, we or our licensors might not have been the first to make the inventions covered by each of our or our licensors' pending patent applications and issued patents, and we may have to participate in expensive and protracted interference proceedings to determine priority of invention;
- we or our licensors might not have been the first to file patent applications for these inventions;
- others may independently develop similar or alternative product candidates or duplicate any of our or our licensors' product candidates;
- our or our licensors' pending patent applications may not result in issued patents;
- our or our licensors' issued patents may not provide a basis for commercially viable products or may not provide us with any competitive advantages or may be challenged by third parties;
- others may design around our or our licensors' patent claims to produce competitive products that fall outside the scope of our or our licensors' patents;
- we may not develop or in-license additional patentable proprietary technologies related to our product candidates; or
- the patents of others may prevent us from marketing one or more of our product candidates for one or more indications that may be valuable to our business strategy the timing of our product shipments and/or our customer's receipt of such shipments within a given quarter.

Moreover, an issued patent does not guarantee us the right to practice the patented technology or commercialize the patented product. Third parties may have blocking patents that could be used to prevent us from commercializing our patented products and practicing our patented technology. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to prevent competitors from marketing related product candidates or could limit the length of the term of patent protection of our product candidates. In addition, our competitors may independently develop similar technologies. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business. Trade secrets are difficult to protect. While we enter into confidentiality agreements, these agreements may not successfully protect our trade secrets or other confidential and proprietary information. It is possible that these agreements will be breached, or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. It is possible that trade secrets or other confidential and proprietary information may still be leaked or disclosed to a third party. It is also possible that our trade secrets will become known or independently developed by our competitors. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and we might not be able to resolve these disputes in our favor.

We also rely on trademarks to protect the names of our products. These trademarks may be challenged by others. If we enforce our trademarks against third parties, such enforcement proceedings may be expensive. Some of our trademarks, including XIBROM, are owned by, or assignable to, our licensors, and upon expiration or termination of the applicable license agreements, we may no longer be able to use these trademarks.

If we are unable to adequately protect our technology, trade secrets or proprietary know-how, or enforce our patents, our business, financial condition and results of operations and prospects could suffer.

Intellectual property rights are complex and uncertain and therefore may subject us to infringement claims.

The patent positions related to our products are inherently uncertain and involve complex legal and factual issues. We believe that there is significant litigation in the pharmaceutical and biotechnology industry regarding patent and other intellectual property rights. A patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. We may be accused of patent infringement at any time. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents in the United States.

Although we are not aware of any infringement by any of our products on the rights of any third party, there may be third party patents or other intellectual property rights, including trademarks and copyrights, relevant to our products of which we are not aware. Third parties may assert patent or other intellectual property infringement claims against us, or our licensors and collaborators, with products. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages and result in the loss of our use of the intellectual property that is critical to our business strategy.

In the event that we or our partners are found to infringe any valid claim of a patent held by a third party, we may, among other things, be required to:

- pay damages, including up to treble damages and the other party's attorneys' fees, which may be substantial;
- cease the development, manufacture, use and sale of our products that infringe the patent rights of others through a court-imposed sanction such as an injunction;
- expend significant resources to redesign our products so they do not infringe others' patent rights, which may not be possible;
- discontinue manufacturing or other processes incorporating infringing technology; or
- obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms, or at all.

Intellectual property litigation is increasingly common and increasingly expensive and may result in restrictions on our business and substantial costs, even if we prevail.

Patent and other intellectual property litigation is becoming more common in the pharmaceutical industry. The pharmaceutical field is characterized by a large number of patent filings involving complex legal and factual questions, and, therefore, we cannot predict with certainty whether our licensed patents will be enforceable. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes that compete with or are similar to ours. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. Litigation is sometimes necessary to defend against or assert claims of infringement, to enforce our patent rights, including those we have licensed from others, to protect trade secrets or to determine the scope and validity of proprietary rights of third parties. We have not conducted an extensive search of patents issued to other parties and such patents which contain claims relating to our technology and products may exist, may have been filed, or could be issued. If such patents do exist, we may be infringing upon a third party's patent rights or other intellectual property, and litigation asserting such claims might be initiated in which we would not prevail, or we would not be able to obtain the necessary licenses on reasonable terms, if at all. All such litigation, whether meritorious or not, as well as litigation initiated by us against third parties, is time-consuming and very expensive to defend or prosecute and to resolve and we cannot be certain that we will have the required resources to pursue litigation or otherwise to protect our proprietary rights. In addition, if we infringe the intellectual property rights of others, we could lose our right to develop, manufacture or sell our products or could be required to pay monetary damages or royalties to license proprietary rights from third parties. An adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing or selling our products, which could harm our business, financial condition and prospects.

If our competitors prepare and file patent applications in the U.S. or in foreign countries that claim technology we also claim, we may have to participate in interference proceedings required by the United States Patent and Trademark Office to determine priority of invention or opposition proceedings in foreign countries, both of which could result in substantial costs, even if we ultimately prevail. Results of interference and opposition proceedings are highly unpredictable and may result in us having to try to obtain licenses which may not be available on commercially reasonable terms, or at all, in order to continue to develop or market certain of our products. If we need but cannot obtain a license, we may be prevented from marketing the affected product.

If third-party reimbursement is not available at satisfactory levels or at all, our products may not be accepted in the market.

Market acceptance of our products depends in part on the extent to which reimbursement for our products, and for our competitors' products, and related treatments will be available from government health administration authorities, private health insurers, managed care organizations and other healthcare providers. Both governmental and private third-party payors are increasingly attempting to limit both the coverage and the level of reimbursement of new products to contain costs.

Any of our products that have been, or in the future are, approved by the FDA may be purchased or reimbursed by state and federal government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Such third party payors increasingly challenge pharmaceutical product pricing. The trend toward managed healthcare in the United States, the growth of such organizations, and various legislative proposals and enactments to reform healthcare and government insurance programs, including the Medicare Prescription Drug Modernization Act of 2003, could significantly influence the manner in which pharmaceutical products are prescribed and purchased, resulting in lower prices and/or a reduction in demand. Such cost-containment measures and healthcare reforms could adversely affect our ability to sell our products. Furthermore, individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third party payors or other restrictions could negatively and materially impact our net revenues and financial condition. Similar regulatory and legislative issues are present in most other countries outside of the United States.

The U.S. Department of Defense's, or DoD's, TRICARE Retail Pharmacy program pursuant to section 703 of the National Defense Authorization Act of 2008, became effective on May 26, 2009. This regulation would require manufacturers to pay rebates to DoD on products distributed to TRICARE beneficiaries through retail pharmacies retroactive to January 28, 2008. The regulation requires that pharmaceutical products paid for by the DoD through the TRICARE Retail Pharmacy program be subject to the Federal Ceiling Price program, which would require manufacturers to provide DoD with a refund on pharmaceutical products utilized through the TRICARE Retail Pharmacy program. We have requested a waiver of the retroactive rebate for TRICARE Retail Pharmacy utilization for the period from January 28, 2008 to May 26, 2009. In addition, the regulation is currently the subject of litigation, and it is our belief that the retroactive application of the regulation is contrary to established case law. We have determined that payment of the retroactive rebate created by the regulation is neither reasonably estimable nor probable as of December 31, 2010. However, our financial position, results of operations and cash flows may be materially and negatively impacted if we are required to pay the retroactive rebate created by this regulation.

It is uncertain how any other policies and new healthcare legislation supported by the current presidential administration may impact the government and other third party payors' reimbursement policies. Consequently, significant uncertainty exists as to the reimbursement status of healthcare products. Third-party payors may not establish adequate levels of reimbursement for any of our approved products or products we develop or acquire in the future, which could limit their market acceptance and result in a material adverse effect on our business, results of operations and financial condition.

Continuing consolidation of our distribution network and the concentration of our customer base could adversely affect our results of operations.

Our principal customers are wholesale drug distributors and major retail drug store chains. These customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drug store chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. We expect that consolidation of drug wholesalers and retailers could continue, likely resulting in increased service fees charged to drug companies and other competitive pressures. For the year ended December 31, 2010, our three largest customers, Cardinal Health, Inc., McKesson HBOC and AmeriSource Bergen Corp. accounted for 40%, 36% and 16%, respectively, of our net revenues. In addition, we are not party to any long-term supply agreements with our customers which would enable them to change suppliers freely should they wish to do so. The loss of any of our customers could materially adversely affect our business, results of operations and financial condition.

We face intense competition and rapid technological change that could result in the development of products by others that are superior to the products we are developing.

We have numerous competitors in the United States and abroad, including major pharmaceutical and specialized biotechnology firms, universities and other research institutions that may be developing competing products. Our competitors include, among others, Allergan, Inc., Alcon Laboratories, Inc/Novartis AG, Bausch & Lomb, Inc., Johnson & Johnson and Pfizer, Inc. These competitors may develop technologies and products that are more effective or less costly than our current or future products or product candidates or that could render our technologies, products and product candidates obsolete or noncompetitive. Many of these competitors have substantially more resources and product development, manufacturing and marketing experience and capabilities than we do. Many of our competitors also have more resources committed to, and expertise in, effectively commercializing, marketing, and promoting products approved by the FDA, including communicating the efficacy, safety and value of the products to actual and prospective customers and medical professionals. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of pharmaceutical product candidates and obtaining FDA and other regulatory approvals of products and therapies for use in healthcare.

We are exposed to product liability claims, and insurance against these claims may not be available to us on reasonable terms, or at all.

The design, development, manufacture and sale of our products involve an inherent risk of product liability claims by consumers and other third parties. As a commercial company, we may be subject to various product liability claims. In addition, we may in the future recall or issue field corrections related to our products due to manufacturing deficiencies, labeling errors or other safety or regulatory reasons. We may experience material losses due to product liability claims, product recalls or corrections. These events, among others, could result in additional regulatory controls, such as the performance of costly post-approval clinical studies or revisions to our approved labeling that could limit the indications or patient population for our products or could even lead to the withdrawal of a product from the market. Furthermore, any adverse publicity associated with such an event could cause consumers to seek alternatives to our products, which may cause our sales to decline, even if our products are ultimately determined not to have been the primary cause of the event.

We currently maintain sold products and clinical trial liability insurance with per occurrence and aggregate coverage limits of $15 million. The coverage limits of our insurance policies may be inadequate to protect us from any liabilities we might incur in connection with clinical trials or the sale of our products. Product liability insurance is expensive and in the future may not be available on commercially acceptable terms, or at all. A successful claim or claims brought against us in excess of our insurance coverage could materially harm our business, results of operations and financial condition.

Legislative or regulatory reform of the healthcare system and pharmaceutical industry related to pricing or reimbursement may hurt our ability to sell our products profitably or at all.

In both the U.S. and certain foreign jurisdictions, there have been, and may continue to be, a number of legislative and regulatory proposals related to pricing and reimbursement that could impact our ability to sell our products profitably. In March 2010, the President signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the Healthcare Reform Act. This law substantially changes the way health care is financed by both government and private insurers, and significantly impacts the pharmaceutical industry. The Healthcare Reform Act contains a number of provisions that are expected to impact our business and operations, in some cases in ways we cannot currently predict. Changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, fraud and abuse and enforcement. These changes will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program. Additional provisions of the Healthcare Reform Act, some of which become effective in 2011, may negatively affect our operating expenses and results of operations in the future. For example, the Healthcare Reform Act imposes a non-deductible excise tax on pharmaceutical manufacturers or importers that sell branded prescription drugs to U.S. government programs that we believe will impact our operating expenses and results of operations. In addition, as part of the Healthcare Reform Act's provisions closing a funding gap that currently exists in the Medicare Part D prescription drug program (commonly known as the "donut hole"), we will also be required to provide a 50% discount on branded prescription drugs dispensed to beneficiaries within this donut hole. We expect that the Healthcare Reform Act and other healthcare reform measures that may be adopted in the future could have a material adverse effect on our industry generally and on our ability to maintain or increase our product sales or successfully commercialize our product candidates, or could limit or eliminate our future spending on development projects.

In addition to the Healthcare Reform Act, there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to keep healthcare costs down while expanding individual healthcare benefits. Certain of these changes could impose limitations on the prices we will be able to charge for our products and any approved product candidates or the amounts of reimbursement available for these products from governmental agencies or third-party payors, or may increase the tax obligations on pharmaceutical companies such as ours. The enactment and implementation of any future healthcare reform legislation or policies could have a material adverse effect on our business, results of operations and financial condition.

It is possible that proposals will be adopted, or existing regulations that affect the coverage or pricing of pharmaceutical and other medical products may change, before any of our products are approved for marketing. Cost control initiatives could decrease the price that we receive for any of our products that we are developing. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly-approved pharmaceutical products.

Risks Related to Our Stock

Our stock price is subject to significant volatility.

Since 2004, the daily closing price per share of our common stock has ranged from a high of $15.05 per share to a low of $0.36 per share. Our stock price has been and may continue to be subject to significant volatility. Among others, the following factors may cause the market price of our common stock to fall:

- the scope, outcome and timeliness of any governmental, court or other regulatory action that may involve us, including, without limitation, the scope, outcome or timeliness of any product approval, inspection or other action of the FDA;
- market acceptance and demand for our approved products;
- the availability to us, on commercially reasonable terms or at all, of third-party sourced products and materials;
- timely and successful implementation of our strategic initiatives, including the expansion of our commercial infrastructure to support the marketing, sale, and distribution of our approved products;
- developments concerning proprietary rights, including the ability of third parties to assert patents or other intellectual property rights against us which, among other things, could cause a delay or disruption in the development, manufacture, marketing or sale of our products;
- the initiation and progress of our clinical trials and other product development activities;
- competitors' publicity regarding actual or potential products under development or new commercial products, and the impact of competitive products, including potential generic products, and pricing;
- period-to-period fluctuations in our financial results;
- future sales of debt or equity securities by us;
- sales of our securities by our directors, officers or significant stockholders;
- availability of capital from hedge funds, mutual funds and others;
- comments made by securities analysts; and
- economic and other external factors, including disasters and other crises.

We participate in a highly dynamic industry, which often results in significant volatility in the market price of our common stock irrespective of company performance. Fluctuations in the price of our common stock may be exacerbated by conditions in the healthcare and technology industry segments or conditions in the financial markets in general.

Trading in our stock over the last twelve months has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

Based on data obtained from NASDAQ, the average daily trading volume in our common stock for the year ended December 31, 2010 was approximately 160,172 shares and the average daily number of transactions was approximately 599 for the same period. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices. Moreover, the market price for shares of our common stock may be made more volatile because of the relatively low volume of trading in our common stock. When trading volume is low, significant price movement can be caused by the trading in a relatively small number of shares. Volatility in our common stock could cause stockholders to incur substantial losses.

Substantial future sales of our common stock in the public market may depress our stock price and make it difficult for investors to recover the full value of their investment in our shares.

We have approximately 33.6 million shares of common stock outstanding, most of which are freely tradable. In addition, as of December 31, 2010, an aggregate of 5.8 million shares of common stock were issuable upon exercise of outstanding options, 15.0 million shares of common stock are issuable upon the exercise of certain warrants issued under the Facility Agreement and 5.5 million shares remain available for issuance under our equity incentive plans. The market price of our common stock could decrease due to sales of a large number of shares or the perception that such sales could occur. These factors also could make it more difficult to raise funds through future offerings of common stock.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

As of December 31, 2010, our officers, directors and principal stockholders, including stockholders who own 5% or more of our common stock and common stock equivalents and some of those who are parties to our Facility Agreement, beneficially own approximately 58% of our common stock and common stock equivalents in the aggregate. As a result of the holdings, we may be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.

Our stockholder rights plan, provisions in our charter documents, and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock, and could entrench management.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals, thereby entrenching current management and possibly depressing the market price of our common stock. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our charter and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include:

- a classified board of directors;
- the ability of the board of directors to designate the terms of and issue new series of preferred stock;
- advance notice requirements for nominations for election to the board of directors; and
- special voting requirements for the amendment of our charter and bylaws.

We are also subject to anti-takeover provisions under Delaware law, each of which could delay or prevent a change of control. Together these provisions and the stockholder rights plan may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

We do not anticipate declaring any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business. The payment of cash dividends by us is restricted by our Facility Agreement, which contains restrictions prohibiting us from paying any cash dividends without the lender's prior approval. If we do not pay cash dividends, our stock may be less valuable to investors because a return on their investment will only occur if our stock price appreciates.

Item 1B: Unresolved Staff Comments.

None

Item 2: Properties.

We do not own real property. We currently lease two facilities, one of which is approximately 60,547 square feet of laboratory and office space, located at 50 Technology Drive, Irvine, CA 92618. The other leased facility consists of two suites at 15273 Alton Parkway in Irvine, CA 92618, which approximates 9,862 square feet of manufacturing and other space. The term of the lease located at 50 Technology Drive expires on December 31, 2017 and the term of the lease located at 15273 Alton Parkway expires on March 31, 2016, and both leases may be renewed by us for additional five year terms. We believe that these facilities are adequate, suitable and of sufficient capacity to support our immediate needs. Additional space may be required, however, as we expand our research and clinical development, manufacturing and selling and marketing activities.

Item 3: Legal Proceedings.

Legal

Bromfenac Royalty Litigation. We initiated legal action in April 2010, against Senju, seeking a declaratory judgment with regard to our XIBROM royalty obligations to Senju and a recovery of overpaid royalties and other damages from Senju. The only U.S. patent applicable to XIBROM expired in January 2009 and, according to U.S. case law and the terms of our agreement with Senju, we believe no XIBROM royalties are due after patent expiration. In August 2010, the U.S. District Court for the Central District of California stayed our action against Senju, and in September 2010, Senju initiated an arbitration proceeding regarding the same dispute with the International Chamber of Commerce, or ICC. The order staying our action against Senju will not become appealable until after the arbitration is concluded, and a judgment is entered in the court case. A declaratory judgment that we were seeking from the court in regard to royalty obligations to Senju may apply not only to XIBROM, but also to BROMDAY, which was approved by the FDA in October 2010. The arbitration proceeding is in its early stages.

In June 2010, we initiated a legal action by filing a Complaint against AcSentient, Inc. and AcSentient II, LLC, which we collectively refer to as AcSentient, seeking a declaratory judgment with regard to our XIBROM royalty obligations under the Asset Purchase Agreement dated May 3, 2002 between us and AcSentient, Inc. The only U.S. patent applicable to XIBROM expired in January 2009 and, according to U.S. case law and the terms of our agreement with AcSentient, Inc., we believe no XIBROM royalties are due after patent expiration. A declaratory judgment that we are seeking from the court in regard to royalty obligations to AcSentient may apply not only to XIBROM, but also to BROMDAY, approved by the FDA in October 2010. In November 2010, the Superior Court of the State of California, County of Orange stayed our case against AcSentient and ruled that the dispute has to be arbitrated. We will have an opportunity to appeal that court ruling after the final judgment is entered by the court. On January 24, 2011, AcSentient filed a request for arbitration with the ICC. As AcSentient's arbitration request was only recently filed, we are in the process of considering our response.

There can be no assurance about when these two disputes will be resolved, and we cannot predict the final outcome and financial impact of either. Until these two disputes are resolved, for accounting purposes, we have been and intend to continue to reserve for XIBROM and BROMDAY royalties, which would have been payable to Senju and AcSentient if the relevant contractual royalty obligations were existing and enforceable. As of December 31, 2010, we had $22.8 million reserved for such contingent XIBROM and BROMDAY royalties.

Subpoenas From the U.S. Attorney, Western District of New York. In April 2008, we received subpoenas from the office of the U.S. Attorney for the Western District of New York requesting information regarding the marketing activities related to XIBROM. From April 2008 through December 31, 2010, we have incurred approximately $3.8 million in legal fees associated with this matter and expect to incur significant expenses in the future. In addition, if the government chooses to engage in civil litigation or initiate a criminal prosecution against us as a result of its review of the requested documents and other evidence, we may have to incur significant amounts to defend such action or pay or incur substantial fines or penalties, either of which could significantly deplete our cash resources. The case is ongoing and the likelihood of an unfavorable outcome and/or the amount/range of loss, if any, cannot be reasonably estimated.

TRICARE Retail Pharmacy Program. Section 703 of the National Defense Authorization Act of 2008, enacted on January 28, 2009, requires that pharmaceutical products purchased through the Department of Defense, or DoD, TRICARE Retail Pharmacy program be subject to the Federal Ceiling Price discount under the Veterans Health Care Act of 1992. DoD issued a rule pursuant to Section 703 that requires manufacturers to provide DoD with a quarterly refund on pharmaceutical products utilized through the TRICARE Retail Pharmacy program, and to pay rebates to DoD on TRICARE Retail Pharmacy purchases retroactive to January 28, 2008. We have requested a waiver of the retroactive rebate for TRICARE Retail Pharmacy utilization for the period from January 28, 2008 to May 26, 2009 (the effective date of the DoD rule). In addition, the regulation is currently the subject of litigation, and it is our position that the retroactive application of the regulation is contrary to established case law. We have determined that payment of the retroactive rebate (from January 28, 2008 to May 26, 2009) created by the regulation is neither reasonably estimable nor probable as of December 31, 2010.

We are involved in other claims and legal proceedings incidental to our business from time to time. Except as described immediately above, we do not believe that pending actions or proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows, and adequate provision has been made for the resolution of such actions and proceedings.

PART II

Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Our common stock is listed on The NASDAQ Global Market under the symbol "ISTA." The following table shows the high and low sale prices for our common stock as reported by The NASDAQ Global Market during the calendar quarters indicated:

	High	Low
Year Ended December 31, 2009		
First Quarter	$2.24	$0.72
Second Quarter	5.53	1.70
Third Quarter	6.83	3.85
Fourth Quarter	4.88	3.31
Year Ending December 31, 2010		
First Quarter	4.83	3.40
Second Quarter	4.14	2.08
Third Quarter	4.24	2.01
Fourth Quarter	5.25	3.91
Year Ending December 31, 2010		
First Quarter (through February 11, 2011)	$7.99	$5.11

Holders of Common Stock

As of January 31, 2011, there were approximately 134 stockholders of record of our common stock based upon the records of our transfer agent, which do not include beneficial owners of common stock whose shares are held in the names of various securities brokers, dealers and registered clearing agencies.

Dividends

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. The payment of cash dividends by us is restricted by our Facility Agreement and our Revolving Credit Facility which contain restrictions prohibiting us from paying any cash dividends without the lenders' prior consent.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders [1][2]	7,451,851	$ 5.10	5,455,746
Equity compensation plans not approved by security holders [3][4]	15,145,461	$ 1.55	—
Total	22,597,312	$ 2.72	5,455,746

(1) On December 7, 2009, the stockholders approved the 2009 Employee Stock Purchase Plan, or 2009 ESPP, with 3,000,000 shares initially reserved and an increase each January 1, beginning January 1, 2011, in the number of shares reserved by the lesser of (i) of 1% of our outstanding common stock or (ii) an amount determined by the Compensation Committee; however, in no event will the number of shares reserved exceed the lesser of 10% of our outstanding common stock or 5,000,000 shares. The initial offering period commenced on January 1, 2010 and ended on June 30, 2010, with subsequent offering periods commencing on six-month intervals thereafter beginning on July 1, 2010.

(2) On December 7, 2009, the stockholders approved the Fourth Amendment and Restatement of the 2004 Stock Plan, which increased the number of shares available by 6,000,000 shares to an aggregate of 12,153,107 shares, of which up to 1,450,000 shares may be issued in connection with restricted stock awards or performance share awards.

(3) In December 2001, the Board of Directors granted our Chief Executive Officer and President, as an inducement to his employment, a stand-alone option agreement to purchase 100,461 shares of our common stock for a purchase price of $20.00 per share. In June 2002, the Board of Directors granted our Vice President, Sales & Marketing, as an inducement to his employment, a stand-alone option agreement to purchase 30,000 shares of our common stock of for a purchase price of $8.50 per share. In August 2002, the Board of Directors granted our Vice President, Operations, as an inducement to his employment, a stand-alone option agreement to purchase 15,000 shares of our common stock for a purchase price of $6.90.

(4) In 2008, in conjunction with our $65 million Facility Agreement, we issued warrants to purchase an aggregate of 15 million shares of our common stock at an exercise price of $1.41 per share. The warrants expire on September 26, 2014.

Performance Graph

The following graph compares our total cumulative stockholder return as compared to The NASDAQ Global Market and U.S. index, or NASDAQ U.S. Index, and the NASDAQ Pharmaceutical Index for the period beginning on December 31, 2005 and ending on December 31, 2010. Total stockholder return assumes $100.00 invested at the beginning of the period in our common stock, the stocks represented by the NASDAQ U.S. Index and the NASDAQ Pharmaceutical Index, respectively. Total return assumes reinvestment of dividends; we have paid no dividends on our common stock.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among ISTA Pharmaceuticals, Inc., the NASDAQ Composite Index
and the NASDAQ Pharmaceutical Index
$140
$120
$100
$80
$60
$40
$20
$0
12/05 3/06 6/06 9/06 12/06 3/07 6/07 9/07 12/07 3/08 6/08 9/08 12/08 3/09 6/09 9/09 12/09 3/10 6/10 9/10 12/10
ISTA Pharmaceuticals, Inc.
NASDAQ Composite
NASDAQ Pharmaceutical
*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The material in the above performance graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing, whether under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made on, before or after the date of this report and irrespective of any general incorporation language in such filing, except to the extent we specifically incorporate this performance graph by reference therein.

Item 6: Selected Financial Data.

The table below presents our selected consolidated financial data as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006. The following selected consolidated financial data has been derived from our audited consolidated financial statements and should be read in conjunction with our consolidated financial statements contained herein, and related notes thereto, as well as our "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues:					
Product sales, net	$ 156,525	$ 107,593	$ 82,798	$ 58,589	$ 32,729
License revenue	—	3,055	278	278	278
Total revenues	156,525	110,648	83,076	58,867	33,007
Cost of products sold	37,608	27,278	21,947	15,864	9,943
Gross profit margin	118,917	83,370	61,129	43,003	23,064
Costs and expenses:					
Research and development	25,929	24,904	32,400	32,492	23,826
Selling, general and administrative	82,631	56,377	53,539	46,603	37,357
Total costs and expenses	108,560	81,281	85,939	79,095	61,183
Income (loss) from operations	10,357	2,089	(24,810)	(36,092)	(38,119)
Other (expense) income:					
Interest income	—	—	714	2,141	1,879
Interest expense	(8,307)	(8,591)	(8,100)	(7,669)	(3,976)
Loss on extinguishment of debt	—	—	(2,497)	—	—
Gain (loss) on derivative valuation	130	1,177	26	(197)	—
Loss on warrant valuation	(7,522)	(52,066)	—	—	—
Other, net	42	(363)	—	—	—
Net loss	$ (5,300)	$ (57,754)	$ (34,667)	$ (41,817)	$ (40,216)
Net loss per common share, basic and diluted	$ (0.16)	$ (1.74)	$ (1.05)	$ (1.41)	$ (1.55)
Shares used in computing net loss per common share, basic and diluted	33,440	33,228	33,028	29,621	26,011

	As of December 31,				
	2010	2009	2008	2007	2006
			(in thousands)		
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 78,777	$ 53,702	$ 53,016	$ 46,140	$ 38,934
Working capital	15,822	29,113	31,500	32,686	27,998
Total assets	134,240	89,144	82,660	71,716	59,743
Deferred income	—	—	3,055	3,333	3,611
Convertible notes	—	—	—	40,253	40,000
Facility Agreement, net of current portion and unamortized discounts and derivatives	38,706	57,438	55,157	—	—
Warrant liability	66,185	58,663	—	—	—
Other long-term obligations	2,410	325	450	407	270
Accumulated deficit	(402,572)	(397,272)	(343,243)	(308,576)	(266,759)
Total stockholders' equity (deficit)	$ (79,097)	$ (78,028)	$ (17,199)	$ 3,881	$ 4,226

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations.

This Annual Report on Form 10-K contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995 and concern matters that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Discussions containing forward-looking statements may be found in the material set forth under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other sections of this Form 10-K. Words such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable as of the date of this Annual Report on Form 10-K, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth in this Annual Report on Form 10-K. We expressly disclaim any intent or obligation to update any forward-looking statements after the date hereof to conform such statements to actual results or to changes in our opinions or expectations. Readers are urged to carefully review and consider the various disclosures made by us, which attempt to advise interested parties of the risks, uncertainties, and other factors that affect our business, set forth in detail in Item 1A of Part I, under the heading "Risk Factors."

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes to those statements contained elsewhere in this Annual Report on Form 10-K.

Overview

We are a rapidly growing commercial-stage, multi-specialty pharmaceutical company developing, marketing and selling our own products in the U.S. and Puerto Rico. We are the fourth largest branded prescription eye care business in the U.S. and have an emerging allergy drug franchise. We manufacture our finished good products through third-party contracts, and we in-license or acquire new technology to add to our internal development efforts from time to time. Our products and product candidates seek to treat allergy and serious diseases of the eye and include therapies for ocular inflammation and pain, glaucoma, dry eye and ocular and nasal allergies. The U.S. prescription markets our therapies seek to address include key segments of the $6.5 billion ophthalmic pharmaceutical market and the $2.5 billion nasal allergy market.

We currently have five products available for sale in the U.S. and Puerto Rico: BROMDAY (bromfenac ophthalmic solution) 0.09% for the treatment of postoperative inflammation and reduction of ocular pain in patients who have undergone cataract extractions, BEPREVE (bepotastine besilate ophthalmic solution) 1.5% for the treatment of ocular itching associated with allergic conjunctivitis, ISTALOL (timolol maleate ophthalmic solution) 0.05% for the treatment of glaucoma, VITRASE (hyaluronidase injection) ovine, 200 USP units/ml for use as a spreading agent and XIBROM (bromfenac ophthalmic solution) 0.09% for the treatment of inflammation and pain following cataract surgery. In addition, we have several eye and allergy product candidates in various stages of development, including treatments for dry eye, ocular inflammation and pain and nasal allergies.

We have incurred losses since inception and have a stockholders' deficit of approximately $79.1 million (including non-cash valuation warrant adjustments of $59.6 million) through December 31, 2010.

Results of Operations

Years Ended December 31, 2010, 2009 and 2008

Revenues. Net revenues were approximately $156.5 million in 2010, as compared to $110.6 million in 2009 and $83.1 million in 2008. The increase in revenues in 2010 is the result of the following:

- Increased growth in prescription levels and market share for our core products, particularly for XIBROM;
- Increased revenues from a full year of BEPREVE;
- Increased revenues due to VITRASE gaining 100% market share;
- Launch of our newest product, BROMDAY, in the fourth quarter of 2010; offset by
- The elimination of license revenue that we earned in 2009.

The following table sets forth our net revenues for each of our products for the years ended December 31, 2010, 2009, and 2008, respectively (dollars in millions):

	Years Ended December 31,		
	2010	2009	2008
BROMDAY and XIBROM	$105.8	$ 81.1	$63.0
ISTALOL	22.0	18.8	14.6
VITRASE	13.0	5.9	5.2
BEPREVE	15.7	1.7	—
Product sales, net	156.5	107.5	82.8
License revenue	—	3.1	0.3
Total revenues	$156.5	$110.6	$83.1

Gross margin and cost of products sold. Gross margin for 2010 was 76%, or $118.9 million, as compared to 75%, or $83.4 million, for 2009 and 74%, or $61.1 million, for 2008. The increase in gross margin in 2010 as compared to 2009 and 2008 is primarily the result of continued increased growth in prescription levels and market share, particularly for XIBROM and BEPREVE, our higher gross margin products; as well as the launch of BROMDAY.

Cost of products sold was $37.6 million in 2010, as compared to $27.3 million in 2009 and $21.9 million in 2008. Cost of products sold for the three years consisted primarily of standard costs for each of our commercial products, distribution costs, royalties, inventory reserves and other costs of products sold. The increase in cost of products sold is primarily the result of increased net revenues.

Research and development expenses. Research and development expenses were $25.9 in 2010, $24.9 million in 2009, and $32.4 million in 2008. Research and development costs in 2009 included total milestone payments of $3.0 million to Senju for the FDA's acceptance and approval of our BEPREVE NDA. Excluding these payments, recurring research and development expenses increased approximately $4.0 million in 2010, as compared to 2009. The increase was primarily the result of an increase in clinical development costs, which include clinical investigator fees, study monitoring costs, data management costs, and manufacturing costs. During 2010, the increase in costs resulted from the initiation of the Phase 3 efficacy and safety dry eye trials for REMURA, the initiation of bepotastine nasal Phase 1/2 studies and the initiation of the Phase 2 bepotastine nasal clinical trials. Research and development expenses in 2009 included costs associated with our BROMDAY and T-PRED trials and costs incurred to support our BEPREVE NDA. We expect clinical development costs to increase in 2011 as we plan to complete the bepotastine nasal trials, file an IND application to initiate the bepotastine nasal combination study and complete the REMURA dry eye trials.

Our research and development expenses to date have consisted primarily of costs associated with the clinical trials of our product candidates, compensation and other expenses for research and development personnel, costs for consultants and contract research organizations and costs related to the development of commercial scale manufacturing capabilities for BROMDAY, BEPREVE, ISTALOL, VITRASE and XIBROM.

Generally, our research and development resources are not dedicated to a single project but are applied to multiple product candidates in our portfolio. As a result, we manage and evaluate our research and development expenditures generally by the type of costs incurred. We generally classify and separate research and development expenditures into amounts related to clinical development costs, regulatory costs, pharmaceutical development costs, manufacturing development costs and medical affairs costs. In addition, we also record as research and development expenses any up-front and milestone payments that have been accrued to third parties prior to regulatory approval of a product candidate under our licensing agreements unless there is an alternative future use. In 2010, approximately 40% of our research and development expenditures were for clinical development costs, 15% were for regulatory costs, 5% were for pharmaceutical development costs, 13% were for manufacturing development costs, 23% were for medical affairs costs, and approximately 4% for stock-based compensation costs ($1.0 million).

Changes in our research and development expenses in 2010 as compared to 2009 were primarily due to the following:

- Clinical Development Costs — Overall clinical development costs, which include clinical investigator fees, study monitoring costs and data management, were $10.5 million for 2010 as compared to $8.0 million for 2009, or an increase of $2.5 million. The increase in costs resulted from the initiation of the Phase 3 efficacy and safety dry eye trials for REMURA, the initiation of bepotastine nasal Phase 1/2 studies and the initiation of the Phase 2 bepotastine nasal clinical trials. Research and development expenses in 2009 included costs associated with our BROMDAY and T-PRED trials and costs incurred to support our BEPREVE NDA.

- Regulatory Costs — Regulatory costs, which include compliance expenses for existing products and other activity for pipeline projects, were $4.0 million in 2010 as compared to $5.0 million for 2009. The decrease of $1.0 million was primarily due to the costs incurred in 2009 for the preparation of our sNDA filing for BROMDAY and our participation in an FDA advisory panel for BEPREVE.
- Pharmaceutical Development Costs — Pharmaceutical development costs, which include costs related to the testing and development of our pipeline products, were $1.3 million in both 2010 and 2009.
- Manufacturing Development Costs — Manufacturing development costs, which include costs related to production scale-up and validation, raw material qualification, and stability studies, were $3.3 million for 2010 as compared to $3.1 million for 2009, or an increase of $0.2 million.
- Medical Affairs Costs — Medical affairs costs, which include activities that relate to medical information in support of our products, were $5.8 million for 2010, as compared to $3.3 million for 2009. The increase of $2.5 million was primarily due higher personnel related costs due to higher headcount and physician education programs and publications, offset by a decrease in post marketing clinical studies related to our existing commercial products.

In 2009, approximately 32% of our research and development expenditures were for clinical development costs, 20% were for regulatory costs, 6% were for pharmaceutical development costs, 12% were for manufacturing development costs, 13% were for medical affairs costs, 12% for milestone payments and approximately 5% for stock-based compensation costs ($1.2 million).

Changes in our research and development expenses in 2009 as compared to 2008 were primarily due to the following:

- Clinical Development Costs — Overall clinical development costs were $8.0 million for 2009 as compared to $17.0 million for 2008, or a decrease of $9.0 million. The decrease is due in part to the variation in the initiation, timing and completion of clinical studies year over year. In 2008, costs included those associated with our XIBROM once-daily and T-PRED studies and costs incurred in support of our BEPREVE NDA. There was a significant reduction in 2009 of our clinical costs as the work on BEPREVE was substantially completed. Additionally, we filed our BEPREVE NDA in 2008 and received approval from the FDA to market BEPREVE in 2009.
- Regulatory Costs — Regulatory costs were $5.0 million for 2009 as compared to $4.8 million for 2008, or an increase of $0.2 million.
- Pharmaceutical Development Costs — Pharmaceutical development costs were $1.3 million in both 2009 and 2008.
- Manufacturing Development Costs — Manufacturing development costs were $3.1 million for 2009 as compared to $5.5 million for 2008, or a decrease of $2.4 million. The decrease was due primarily to a reduction in outside consulting costs and research related costs such as clinical supplies and stability studies.
- Medical Affairs Costs — Medical affairs costs were $3.3 million for 2009 as compared to $2.8 million for 2008. The increase of $0.5 million was primarily due to post-marketing studies related to our existing commercial products.

Our research and development activities reflect our efforts to advance our product candidates through the various stages of product development. The expenditures that will be necessary to execute our development plans are subject to numerous uncertainties, which may affect our research and development expenditures and capital resources. For instance, the duration and the cost of clinical trials may vary significantly depending on a variety of factors including a trial's protocol, the number of patients in the trial, the duration of patient follow-up, the number of clinical sites in the trial, and the length of time required to enroll suitable patient subjects. Even if earlier results are positive, we may obtain different results in later stages of development, including failure to show the desired safety or efficacy, which could impact our development expenditures for a particular product candidate. Although we spend a considerable amount of time planning our development activities, we may be required to deviate from our plan based on new circumstances or events or our assessment from time to time of a product candidate's market potential, other product opportunities and our corporate priorities. Any deviation from our plan may require us to incur additional expenditures or accelerate or delay the timing of our development spending. Furthermore, as we obtain results from trials and review the path toward regulatory approval, we may elect to discontinue development of certain product candidates in certain indications, in order to focus our resources on more promising candidates or indications. As a result, the amount or ranges of estimable cost and timing to complete our product development programs and each future product development program is not estimable.

Selling, general and administrative expenses. Selling, general and administrative expenses were $82.6 in 2010, $56.4 million in 2009 and $53.5 million in 2008. The $26.2 million increase in 2010 as compared to 2009 was primarily attributable to higher sales and marketing expenses associated with a full year of marketing BEPREVE and launching BROMDAY ($11.9 million), the addition of approximately 65 new sales representatives ($10.9 million) and an overall increase in administrative costs ($3.1 million).

The $2.9 million increase in 2009 as compared to 2008 was primarily attributable to higher sales and marketing expenses associated with launching BEPREVE and expanding our sales force ($2.2 million), an overall increase in administrative costs ($1.1 million), offset by a decrease in stock-based compensation costs ($0.4 million).

Stock-based compensation costs. Total stock-based compensation costs for the years ended December 31, 2010, 2009, and 2008 were $3.9 million, $3.8 million and $4.0 million, respectively. For the year ended December 31, 2010, we granted options to employees to purchase 1.2 million shares of common stock at a weighted average exercise price of $3.82 per share, equal to the fair market value of our common stock at the time of grant. In addition to stock options, we also issued restricted stock awards. Total stock-based compensation costs for the years ended December 31, 2010, 2009 and 2008 were $0.5 million, $0.6 million and $0.6 million, respectively, related to these restricted stock awards. The following table sets forth our stock-based compensation costs for the years ended December 31, 2010, 2009 and 2008, respectively (dollars in millions):

	Years Ended December 31,		
	2010	2009	2008
Selling, general and administrative	$ 2.9	$ 2.6	$ 3.0
Research and development	1.0	1.2	1.0
Stock-based compensation costs	$ 3.9	$ 3.8	$ 4.0

Interest income. Interest income was zero in 2010 and 2009 and $0.7 million in 2008. The decrease in interest income in 2010 and 2009 was because we sought to protect our principal and maintained all of our cash balances in non-interest bearing accounts. At December 31, 2010, we had invested $60 million in low interest U.S. Treasury Funds.

Interest expense. Interest expense was $8.3 million in 2010, $8.6 million in 2009 and $8.1 million in 2008. The components of interest expense are as follows (dollars in millions):

	Years Ended December 31,		
	2010	2009	2008
Interest related to the Facility Agreement	$ 4.2	$ 4.2	$ 1.8
Amortization of the discount on the Facility Agreement	2.5	2.7	0.5
Amortization of the discount on the subordinated convertible notes	—	—	2.8
Amortization of deferred financing costs	1.1	1.1	0.6
Amortization of derivative on the Facility Agreement	0.3	0.4	—
Interest related to the subordinated convertible notes	—	—	2.2
Interest related to the Revolving Credit Facility	0.2	0.2	0.2
Interest expense	$ 8.3	$ 8.6	$ 8.1

Loss on extinguishment of debt. In 2008, we recorded a loss on extinguishment of debt of $2.5 million due to the write-off of both the embedded derivative and the deferred financing costs related to the repayment of the $40.0 million convertible notes in September 2008.

Gain on derivative valuation. Derivative valuation was a gain of $0.1 million in 2010, $1.2 million in 2009 and $26,000 in 2008. In 2010 and 2009, the gain was the result of a decrease in the value of the derivative associated with the Facility Agreement. During 2008, the derivative associated with the convertible notes issued in 2006 was written off in connection with the repayment of the convertible notes, and the value of the derivative associated with the Facility Agreement increased, resulting in a net gain of $26,000.

Loss on warrant valuation. In 2010, we recorded a non-cash valuation loss of $7.5 million, or $0.22 per common share as compared to a non-cash valuation loss of $52.1 million, or $1.57 per common share in 2009. The change in the valuation of the warrants for the years ended December 31, 2010 and 2009, respectively, were primarily driven by an increase in our stock price and an increase in related volatility.

Income taxes. We generated net taxable income for the year ended December 2010, primarily as a result of temporary differences related to accrued expenses. We utilized net operating loss carryforwards and research and development tax credits to offset our tax liabilities. We incurred net operating losses for the years ended December 31, 2009 and 2008 and consequently did not pay any federal, state or foreign income taxes. At December 31, 2010, we had federal and state net operating loss carryforwards of approximately $117.5 million and $72.3 million, respectively, after utilizing $17.8 million to offset taxable income in 2010 and limiting our net operating loss carryforwards due to previous ownership changes under Internal Revenue Code Section 382. We have fully reserved our Federal and State net operating loss carryforwards due to the uncertainty of realization. Our federal tax loss carryforwards will continue to expire in 2011, unless utilized. Our California tax loss carryforwards will begin to expire in 2012, unless utilized. We also have federal and California research tax credit carryforwards of approximately $10.1 million and $6.2 million, respectively. The federal research tax credits will begin to expire in 2011, unless utilized. Our California research tax credit carryforwards do not expire and will carryforward indefinitely until utilized.

2011 Financial Outlook

- We expect our net revenues for 2011 will be approximately $175 to $190 million. As in previous years, our net revenues are seasonal, with first quarter net revenues typically being the lowest of the year and less than the prior quarter.
- We expect our gross margin in 2011 will be in the range of 75% to 77% of net revenues.
- We expect research and development expenses for 2011 to be approximately 18% to 22% of net revenues, depending upon the progress of our clinical programs.
- We expect selling, general and administrative expenses for 2011 to be approximately 44% to 48% of net revenues.
- We expect our operating income for 2011 will be $13 to $16 million.
- We expect our net income for 2011 will be $5 million to $8 million, or fully diluted earnings per share of $0.11 to $0.18, excluding any mark-to-market adjustments relating to warrants. Once we are profitable, we expect our fully diluted common shares, including our outstanding shares of common stock, warrants and stock options on a treasury basis, will be approximately 44 million shares.
- We expect our business to have at least $90 million in cash by the end of 2011, which includes repayment of debt of $21 million and reserves for royalties on XIBROM and BROMDAY.

Excluding the warrant valuation expense, we expect 2011 to be our second year of profitability, but due to timing of revenues and expenses, we anticipate a loss in the first quarter of 2011.

Liquidity and Capital Resources

As of December 31, 2010, we had $78.8 million in cash and working capital of $15.8 million. One-third of our $65 million Facility Agreement is due in September 2011 and we anticipate making the $21.5 million principal repayment out of cash on hand. Historically, we have financed our operations primarily through sales of our debt and equity securities and cash receipts from product sales. Since March 2000, we have received gross proceeds of approximately $347.2 million from sales of our common stock and the issuance of promissory notes and convertible debt.

Under our Revolving Credit Facility with Silicon Valley Bank, we may borrow up to the lesser of $25.0 million or 80% of eligible accounts receivable, plus the lesser of 25% of net cash or $10.0 million. As of December 31, 2010, we had $19.0 million available under the Revolving Credit Facility of which we borrowed $13 million. We also had letters of credit of $0.5 million outstanding. All outstanding amounts under the Revolving Credit Facility bear interest at a variable rate equal to the lender's prime rate plus a margin of 0.25%. In no event shall the interest rate on outstanding borrowings be less than 4.25%, which is payable on a monthly basis. The Revolving Credit Facility also contains customary covenants regarding the operation of our business and financial covenants relating to ratios of current assets to current liabilities and is collateralized by all of our assets. An event of default under the Revolving Credit Facility will occur if, among other things, (i) we are delinquent in making payments of principal or interest on the Revolving Credit Facility; (ii) we fail to cure a breach of a covenant or term of the Revolving Credit Facility; (iii) we make a representation or warranty under the Revolving Credit Facility that is materially inaccurate; (iv) we are unable to pay our debts as they become due, certain bankruptcy proceedings are commenced or certain orders are granted against us, or we otherwise become insolvent; or (v) an acceleration event occurs under certain types of other indebtedness outstanding from time to time. If an event of default occurs, the indebtedness to Silicon Valley Bank could be accelerated, such that it becomes immediately due and payable. As of December 31, 2010, we are in compliance with all of the covenants under the Revolving Credit Facility. All amounts borrowed under the Revolving Credit Facility were repaid in January 2011. In February 2011, we renewed our Revolving Credit Facility at terms substantially the same as the existing terms. The Revolving Credit Facility now expires on March 31, 2012. For more information on the Revolving Credit Facility, please see Item 9B of this Annual Report on Form 10-K.

We have a Facility Agreement with certain institutional accredited investors, collectively known as the Lenders. On December 31, 2010 we had total indebtedness under the Facility Agreement of $65 million, which excludes unamortized discounts of $5.0 million and the value of the derivative of $0.2 million. Outstanding amounts under the Facility Agreement accrue interest at a rate of 6.5% per annum, payable quarterly in arrears. We are required to repay the Lenders 33% of the original principal amount (or $21.5 million) on each of September 26, 2011 and 2012, and 34% of the original principal amount (or $22.0 million) on September 26, 2013.

Any amounts drawn under the Facility Agreement may become immediately due and payable upon (i) an "event of default," as defined in the Facility Agreement, in which case the Lenders would have the right to require us to repay 100% of the principal amount of the loan, plus any accrued and unpaid interest thereon, or (ii) the consummation of certain change of control transactions, in which case the Lenders would have the right to require us to repay 110% of the outstanding principal amount of the loan, plus any accrued and unpaid interest thereon. An event of default under the Facility Agreement will occur if, among other things, (i) we fail to make payment when due; (ii) we fail to comply in any material respect with any covenant of the Facility Agreement, and such failure is not cured; (iii) any representation or warranty made by us in any transaction document was incorrect, false, or misleading in any material respect as of the date it was made; (iv) we are generally unable to pay our debts as they become due or a bankruptcy or similar proceeding is commenced by or against us; or (v) cash and cash equivalents on the last day of each calendar quarter are less than $10 million. The Facility Agreement also contains customary covenants regarding the operation of our business. As of December 31, 2010, we are in compliance with all the covenants under the Facility Agreement.

In connection with the Facility Agreement, we entered into a security agreement with the Lenders, pursuant to which, as security for our repayment obligations under the Facility Agreement, we granted to the Lenders a security interest in certain of our intellectual property, including intellectual property relating to BROMDAY, BEPREVE, ISTALOL, VITRASE, BROMDAY, REMURA and each other product marketed by or under license from us, and certain personal property relating thereto.

For the year ended December 31, 2010, we generated $28.1 million of cash from operations, primarily the result of the increase in royalties payable of $18.2 million, an increase in accrued expenses of $11.0 million and other changes in operating assets and liabilities, offset by an increase in accounts receivable of $16.1 million. We incurred a net loss of $5.3 million, which included loss on warrant valuation ($7.5 million) and other non-cash charges of $9.1 million. Non-cash charges consisted primarily of stock-based compensation costs ($3.9 million), amortization of discount on the Facility Agreement ($2.8 million), depreciation and amortization ($1.4 million) and amortization of deferred financing costs ($1.1 million), offset by a gain on derivative valuation ($0.1 million). During 2009, we generated $4.0 million of cash from operations. The cash generated from operations was primarily the result of a net increase of non-cash charges ($59.8 million), change in operating assets and liabilities ($2.0 million), offset by a net loss ($57.8 million). Non-cash charges primarily include loss on warrant valuation ($52.1 million), stock-based compensation costs ($3.7 million), amortization of discount on the Facility Agreement ($3.1 million), depreciation and amortization ($1.0 million), amortization of deferred financing costs ($1.1 million) and offset by the change in value of the derivative associated with the Facility Agreement ($1.2 million). During 2008, we used $22.5 million of cash for operations primarily as a result of the net loss of $34.7 million offset by non-cash stock-based compensation costs ($4.0 million), amortization of deferred financing costs related to the senior subordinated convertible notes ($0.4 million), amortization of deferred financing costs related to the Facility Agreement ($0.2 million), change in the value of the convertible notes derivative ($0.1 million), change in the value of the Facility Agreement derivative ($0.4 million), amortization of discount on convertible notes ($2.8 million), amortization of discount on Facility Agreement ($0.5 million), loss on extinguishment of debt ($2.5 million), depreciation and amortization expense ($1.0 million) and a change in operating assets and liabilities ($0.3 million).

For the year ended December 31, 2010, we used cash of $3.4 million of cash from investing activities, primarily due to our investments in leasehold improvements and purchases of equipment ($3.4 million). Net cash provided by investing activities totaled $3.4 million in 2009, primarily due to the maturities of our short-term investment securities ($4.7 million), offset by the purchase of equipment ($1.3 million). Net cash provided by investing activities totaled $17.0 million during 2008, primarily attributable to the maturities of short-term investments ($15.9 million) and the reduction in restricted cash required to secure interest payments on the convertible notes ($2.4 million), offset by the purchase of equipment ($1.4 million).

For the year ended December 31, 2010, we generated $0.4 million from financing activities, primarily from the issuance of common stock under our 2009 ESPP. Net cash used in financing activities totaled $2.0 million in 2009, primarily as a result of net repayments on our Revolving Credit Facility ($2.0 million). Cash provided by financing activities in 2008 totaled $28.3 million, which was primarily the result of the issuance of debt under our Facility Agreement in the principal amount of $65.0 million, the net borrowings from the Revolving Credit Facility of $7.5 million, offset by the repayment of our convertible notes of $40.0 million and debt issuance costs of $4.3 million.

We believe that current cash and cash equivalents, together with amounts available for borrowing under our Revolving Credit Facility and cash generated from operations, will be sufficient to meet anticipated cash needs for operating and capital expenditures for at least the next twelve months.

However, our actual future capital requirements will depend on many factors, including the following:

- the success of the commercialization of our products;
- our sales and marketing activities;
- the expansion of our commercial infrastructure related to our approved products and product candidates;
- the results of our clinical trials and requirements to conduct additional clinical trials;
- the introduction of potential generic products;
- the rate of progress of our research and development programs;
- the time and expense necessary to obtain regulatory approvals;
- activities and payments in connection with potential acquisitions of companies, products or technologies;
- scheduled principal payments on our Facility Agreement;
- the outcome of pending litigation;
- competitive, technological, market and other developments; and
- our ability to establish and maintain partnering relationships.

These factors may cause us to seek to raise additional funds through additional sales of our debt, or equity or other securities. There can be no assurance that funds from these sources will be available when needed or, if available, will be on terms favorable to us or to our stockholders. If additional funds are raised by issuing equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or such equity securities may provide for rights, preferences or privileges senior to those of the holders of our common stock.

We have incurred losses since inception and have never been profitable. While we currently anticipate becoming profitable in 2011 and beyond, we might not be able to achieve profitability or continue to remain profitable. We have a stockholders' deficit of approximately $79.1 million (including non-cash valuation warrant adjustments of $59.6 million) through December 31, 2010.

We incurred legal expenses in the amount of $0.3 million, $0.5 million and $1.2 million with the law firm, Covington & Burling, for the years ended December 31, 2010, 2009 and 2008, respectively. A member of our board of directors is senior counsel in this law firm.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2010 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$ 6,774	$ 1,063	$ 1,981	$1,613	$ 2,117
Obligation under capital leases	289	163	112	14	—
Revolving credit facility	13,000	13,000	—	—	—
Facility agreement (1)	76,619	25,675	50,944	—	—
Other long-term debt obligations	87	70	17	—	—
Total:	$96,769	$39,971	$53,054	$1,627	$ 2,117

(1) Includes $65.0 million in principal amount of our Facility Agreement, bearing 6.50% interest per annum payable quarterly in cash in arrears. The Facility Agreement expires September 2013. We are required to repay 33% of the original principal amount (or $21.5 million) on each of September 26, 2011 and 2012, and 34% of such principal amount outstanding (or $22 million) on September 26, 2013.

In addition to the above, we are committed to make potential future milestone payments to third-parties as part of our in-licensing and development programs. Milestone payments under these agreements generally become due and payable only upon achievement of certain development, regulatory and/or commercial milestones. Because the achievement of these milestones is neither probable nor reasonably estimable, such contingencies have not been recorded on our consolidated balance sheet. As of December 31, 2010, the maximum potential future milestone payments to third-parties was $27 million, including a milestone of $2 million upon achievement of $50 million cumulative net revenues of BEPREVE.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations, as well as disclosures included elsewhere in this Annual Report on Form 10-K, are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. Our significant accounting policies are described in the notes to the audited consolidated financial statements contained elsewhere in this Annual Report on Form 10-K. Included within these policies are our "critical accounting policies." Critical accounting policies are those policies that are most important to the preparation of our consolidated financial statements and require management's most subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. Although we believe that our estimates and assumptions are reasonable, actual results may differ significantly from these estimates. Changes in estimates and assumptions based upon actual results may have a material impact on our results of operations and/or financial condition.

We believe that the critical accounting policies that most impact the consolidated financial statements are as described below.

Revenue Recognition

Product Revenues. We recognize revenues from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed or determinable, and we are reasonably assured of collecting the resulting receivable. We recognize product revenues net of estimated allowances for rebates, chargebacks, product returns and other discounts, such as wholesaler fees. If actual future payments for allowances for discounts, product returns, wholesaler fees, rebates and chargebacks materially exceed the estimates we made at the time of sale, our financial position, results of operations and cash flows may be negatively impacted.

We establish allowances for estimated rebates, chargebacks and product returns based on numerous qualitative and quantitative factors, including:

- the number of and specific contractual terms of agreements with customers;
- estimated level of units in the distribution channel;
- historical rebates, chargebacks and returns of products;
- direct communication with customers;
- anticipated introduction of competitive products or generics;
- anticipated pricing strategy changes by us and/or our competitors;
- analysis of prescription data gathered by a third-party prescription data provider;
- the impact of wholesaler distribution agreements;
- the impact of changes in state and federal regulations; and
- the estimated remaining shelf life of products.

In our analyses, we utilize on hand unit data purchased from the major wholesalers, as well as prescription data purchased from a third-party data provider, to develop estimates of historical unit channel pull-through. We utilize an internal analysis to compare historical net product shipments to both estimated historical prescriptions written and historical returns. Based on that analysis, we develop an estimate of the quantity of product which may be subject to various discounts, product returns, rebates, chargebacks and wholesaler fees.

We record estimated allowances for rebates, chargebacks, product returns and other discounts, such as wholesaler fees, in the same period when revenue is recognized. The objective of recording the allowances for such deductions at the time of sale is to provide a reasonable estimate of the aggregate amount of credit to our direct customers or payments to our indirect customers. Customers typically process their claims for allowances such as early pay discounts promptly, usually within the established payment terms. We monitor actual credit memos issued to our customers and compare such actual amounts to the estimated provisions, in the aggregate, for each allowance category to assess the reasonableness of the various reserves at each balance sheet date. Differences between our estimated allowances and actual credits issued have not been significant, and are accounted for in the current period as a change in estimate.

In general, we are obligated to accept from our customers the return of products that have reached their expiration date. We authorize returns for damaged products, expiring and expired products in accordance with our return goods policy and procedures, and have established reserves for such amounts at the time of sale. We typically refund the agreed proportion of the sales price by the issuance of a credit, rather than cash refund or exchanges for inventory, and the returned product is destroyed. With the launch of each of our products, we recorded a sales return allowance, which is larger for stocking orders than subsequent re-orders. To date, actual product returns have not exceeded our estimated allowances for returns. Although we believe that our estimates and assumptions are reasonable as of the date when made, actual results may differ significantly from these estimates. Our financial position, results of operations and cash flows may be materially and negatively impacted if actual returns materially exceed our estimated allowances for returns.

We identify product returns by their manufacturing lot number. Because we manufacture in bulk, lot sizes can be large and, as a result, sales of any individual lot may occur over several periods. As a result, we are unable to specify if actual returns or credits relate to a sale that occurred in the current period or a prior period, and therefore, we cannot specify how much of the allowance recorded relates to sales made in prior periods. Since there have been no material differences between estimates recorded and actual credits issued, we believe our systems and procedures are adequate for managing our business.

Allowances for product returns were $8.6 million and $5.5 million as of December 31, 2010 and 2009, respectively. These allowances reflect an estimate of our liability for products that may be returned by the original purchaser in accordance with our stated return policy, which allows customers to return products within six months of their respective expiration dates and for a period up to twelve months after such products have reached their respective expiration dates. We estimate our liability for product returns at each reporting period based on the estimated units in the channel and the other factors discussed above.

As a percentage of gross product revenues, the allowance for product returns was 2.6%, 3.7% and 3.7% for the years ended December 31, 2010, 2009 and 2008, respectively. The decrease in 2010 was primarily due to improvements in historical trending of actual returns data, the lengthening of product shelf life and continued acceptance and sale of our products.

We also periodically offer promotional discounts to our existing customer base. These discounts are usually calculated as a percentage of the current published list price. Accordingly, the discounts are recorded as a reduction of revenue in the period that the program is offered. In addition to promotional discounts, at the time we implement a price increase, we generally offer our existing customer base an opportunity to purchase a limited quantity of products at the previous list price. Shipments resulting from these programs generally are not in excess of ordinary levels and therefore, we recognize the related revenue upon receipt by the customer and include the sale in estimating our various product-related allowances. In the event we determine that these sales represent purchases of inventory in excess of ordinary levels for a given wholesaler, the potential impact on product returns exposure would be specifically evaluated and reflected as a reduction to revenue at the time of such sale.

Allowances for estimated rebates and chargebacks were $9.3 million and $4.8 million as of December 31, 2010 and 2009, respectively. Other discounts, such as wholesaler fees and prompt pay discounts, were $5.0 million and $1.6 million as of December 31, 2010 and 2009, respectively. These allowances reflect an estimate of our liability for items such as rebates due to various governmental organizations under the Medicare/Medicaid regulations, rebates due to managed care organizations under specific contracts, chargebacks due to various organizations purchasing certain of our products through federal contracts and/or group purchasing agreements and fees charged by certain wholesalers under distribution agreements. We estimate our liability for rebates, chargebacks and other discounts, such as wholesaler fees, at each reporting period based on a combination of quantitative and qualitative assumptions listed above.

As a percentage of gross product revenues, the allowance for rebates, chargebacks and other discounts, such as wholesaler fees, was 17.6%, 14.7% and 9.8% for the years ended December 31, 2010, 2009 and 2008, respectively. The increase is primarily due to growth in the number and utilization of managed care contracts, federal contracts, and wholesaler distribution agreements and the impact of higher Medicaid rebates required under the recently enacted healthcare legislation.

License Revenue. Amounts received for product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Amounts received for milestones are recognized upon achievement of the milestone, unless we have ongoing performance obligations. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred income in the accompanying consolidated balance sheets. During the year ended December 31, 2009, we recognized $3.1 million of previously deferred income primarily related to the termination of our supply agreement with Otsuka. We did not receive any similar license revenues in 2010.

<u>Inventory</u>

Inventories, net of allowances, are stated at the lower of cost or market. Cost is determined by the first-in, first-to-expire method.

Inventory is reviewed periodically for slow-moving or obsolete status. We adjust our inventory to reflect situations in which the cost of inventory is not expected to be recovered. We would record a reserve to adjust inventory to its net realizable value if: (i) a launch of a new product is delayed, inventory may not be fully utilized and could be subject to impairment, (ii) when a product is close to expiration and not expected to be sold, (iii) when a product has reached its expiration date or (iv) when a product is not expected to be saleable. In determining the reserves for these products, we consider factors such as the amount of inventory on hand and its remaining shelf life, and current and expected market conditions, including management forecasts and levels of competition. We have evaluated the current level of inventory considering historical trends and other factors, and based on our evaluation, have recorded adjustments to reflect inventory at its net realizable value. These adjustments are estimates, which could vary significantly from actual results if future economic conditions, customer demand, competition or other relevant factors differ from expectations. These estimates require us to make assessments about the future demand for our products in order to categorize the status of such inventory items as slow-moving, obsolete or in excess-of-need. These future estimates are subject to the ongoing accuracy of our forecasts of market conditions, industry trends, competition and other factors. Differences between our estimated reserves and actual inventory adjustments have not been significant, and are accounted for in the current period as a change in estimate.

Costs incurred for the manufacture of validation batches for pre-approval products are recorded as research and development expenses in the period in which those costs are incurred.

Stock-based Compensation

We recognize compensation costs for all stock-based awards made to employees and directors. The fair value of stock-based awards is estimated at grant date using an option pricing model and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period.

Since stock-based compensation is recognized only for those awards that are ultimately expected to vest, we have applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates will be revised, if necessary, in future periods if actual forfeitures differ from estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs.

We use the Black-Scholes option-pricing model to estimate the fair value of stock-based awards. The determination of fair value using the Black-Scholes option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. We estimate the expected term based on the contractual term of the awards and employees' exercise and expected post-vesting termination behavior.

At December 31, 2010, there was $5.1 million of total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a remaining weighted average vesting period of approximately 2.5 years.

Income Taxes

We record a full valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

New Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board, or the FASB, issued an Accounting Standards Update, or ASU, 2010-27, *Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers (A consensus of the FASB Emerging Issues Task Force)*. ASU 2010-27 addresses questions concerning how pharmaceutical companies should recognize and classify in their income statements fees mandated by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the Healthcare Reform Act, or the Acts. The Acts impose an annual fee on the pharmaceutical manufacturing industry for each year beginning on or after January 1, 2011. For reporting entities that are subject to the pharmaceutical fee mandated by the Acts, the amendments in this Update specify the liability for the fee should be estimated and recorded in full upon the first qualifying sale with a corresponding deferred cost that is amortized to expense using a straight –line method of allocation unless another better method better allocates the fee over the calendar year that it is payable. This ASU is effective for calendar years beginning after December 31, 2010, when the fee initially becomes payable. The impact of this ASU is not expected to be material to the consolidated financial statements.

In April 2010, the FASB issued ASU 2010-17, *Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition, or ASU 2010-17*. ASU 2010-17 provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. Under this ASU, entities can make an accounting policy to recognize arrangement consideration received for achieving specified performance measures during the period in which the milestones are achieved, provided certain criteria are met for the milestones to be considered substantive. This ASU is effective on a prospective basis for research and development milestones achieved in fiscal years, beginning on or after June 15, 2010, which for us means 2011. The impact of this ASU is not expected to be material to the consolidated financial statements.

In January 2010, the FASB issued updated standards related to additional requirements and guidance regarding disclosures of fair value measurements. The guidance requires the gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. In addition, companies will be required to disclose quantitative information about the inputs used in determining fair values. We adopted these standards in the first quarter of 2010. The adoption did not have a material impact on our consolidated financial statements.

Item 7A: Quantitative and Qualitative Disclosures About Market Risk.

The primary objective of our investment policy is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we had invested in had market risk, where a change in prevailing interest rates could cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later increases, the principal amount of our investment will probably decline. Seeking to minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. When our cash is invested in short-term investments, the average duration is usually less than one year. At December 31, 2010, all our cash and cash equivalents were maintained in cash or invested into U.S. Treasury Funds. All of our cash is held in non-interest bearing accounts.

All outstanding amounts under our Revolving Credit Facility bear interest at a variable rate equal to the lender's prime rate plus a margin of 0.25%. In no event shall the interest rate on outstanding borrowings be less than 4.25%. Interest is payable on a monthly basis and may expose us to market risk due to changes in interest rates. As of December 31, 2010, we had $13.0 million outstanding under our Revolving Credit Facility. The interest rate at December 31, 2010 was 4.25%. A 10% change in interest rates on our Revolving Credit Facility would not have had a material effect on our net loss for the year ended December 31, 2010.

We have operated primarily in the United States. Accordingly, we have not had any significant exposure to foreign currency rate fluctuations.

Item 8: Financial Statements and Supplementary Data.

The consolidated financial statements and supplementary data required by this item are set forth on the pages indicated in Item 15(a).

Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A: Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation and under the supervision of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13(a) – 15(e) and 15(d) – 15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of the end of the period covered by this Annual Report. The Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of these controls and procedures, that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to provide reasonable assurance that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all controls and instances of fraud, if any, within a company have been detected.

(b) Changes in Internal Control over Financial Reporting and Remediation Plans

We have not made any significant changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three-month period ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued a report on our assessment of our internal control over financial reporting. This report appears below.

There was no change in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d) Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ISTA Pharmaceuticals, Inc.

We have audited ISTA Pharmaceuticals, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). ISTA Pharmaceuticals, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ISTA Pharmaceuticals, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of ISTA Pharmaceuticals, Inc. as of December 31, 2010, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2010 of ISTA Pharmaceuticals, Inc. and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA LLP

Costa Mesa, California
February 25, 2011

Item 9B: Other Information.

On February 23, 2011, we renewed our Revolving Credit Facility with Silicon Valley Bank and entered into an Amended and Restated Loan and Security Agreement, which we refer to as the Amended and Restated Agreement, with Silicon Valley Bank in connection with such renewal. The terms of the Revolving Credit Facility under the Amended and Restated Agreement are substantially similar to those previously, except that under the Amended and Restated Agreement, outstanding amounts under the Revolving Credit Facility now bear interest at a variable rate equal to the lender's prime rate plus a margin of 0.50% (from 0.25% previously), and in no event shall the interest rate on outstanding borrowing be less than 4.50% (from 4.25% previously). The Revolving Credit Facility now expires on March 31, 2012. The foregoing description of the Amended and Restated Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Agreement, which is attached hereto as Exhibit 10.40 and is incorporated herein by this reference.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

In accordance with Instruction G (3) to Form 10-K, the information required by this Item will be provided in an amendment to this Annual Report on Form 10-K to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 11. ***Executive Compensation***

In accordance with Instruction G (3) to Annual Report on Form 10-K, the information required by this Item will be provided in an amendment to this Annual Report on Form 10-K to be filed not later than 120 days after the end of the fiscal year covered by this Form 10-K.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

In accordance with Instruction G (3) to Annual Report on Form 10-K, the information required by this Item will be provided in an amendment to this Annual Report on Form 10-K to be filed not later than 120 days after the end of the fiscal year covered by this Form 10-K, with the exception of the information regarding securities authorized for issuance under our equity compensation plans, which is set forth in Item 5 of this Annual Report on Form 10-K under the heading "Equity Compensation Plans" and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

In accordance with Instruction G (3) to Annual Report on Form 10-K, the information required by this Item will be provided in an amendment to this Form 10-K to be filed not later than 120 days after the end of the fiscal year covered by this Form 10-K.

Item 14. ***Principal Accounting Fees and Services***

In accordance with Instruction G (3) to Annual Report on Form 10-K, the information required by this Item will be provided in an amendment to this Annual Report on Form 10-K to be filed not later than 120 days after the end of the fiscal year covered by this Form 10-K.

Consistent with Section 10A (i) (2) of the Exchange Act , as added by Section 202 of the Sarbanes-Oxley Act of 2002, we are responsible for listing the non-audit services approved by our Audit Committee to be performed by BDO USA LLP, our independent registered public accounting firm. Non-audit services are defined as services other than those provided in connection with an audit or a review of our financial statements. The Audit Committee has approved BDO USA LLP for non-audit services related to the preparation of federal and state income tax returns, and tax advice in preparing for and in connection with such filings.

PART IV

Item 15: Exhibits and Financial Statement Schedules.

(a) Financial Statements

(1) Index to Consolidated Financial Statements

The financial statements required by this item are submitted in a separate section beginning on page F-1 of this report.

CONSOLIDATED FINANCIAL STATEMENTS OF ISTA PHARMACEUTICALS, INC.

(2) Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts

This financial statement schedule should be read in conjunction with the consolidated financial statements. Financial statement schedules not included in this Annual Report on Form 10-K have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) Exhibits

See Exhibit Index

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10-K and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on February 25, 2011.

By: /s/ VICENTE ANIDO, JR., PH.D.

Vicente Anido, Jr., Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Vicente Anido, Jr., Ph.D. and Lauren P. Silvernail as his or her attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any amendments to this Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each attorney-in-fact, or his substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VICENTE ANIDO, JR., PH.D. Vicente Anido, Jr., Ph.D.	President, Chief Executive Officer and Director	February 25, 2011
/s/ LAUREN P. SILVERNAIL Lauren P. Silvernail	Chief Financial Officer and Vice President, Corporate Development	February 25, 2011
/s/ RICHARD C. WILLIAMS Richard C. Williams	Director (Chairman of the Board of Directors)	February 25, 2011
/s/ PETER BARTON HUTT Peter Barton Hutt	Director	February 25, 2011
/s/ KATHLEEN D. LAPORTE Kathleen D. LaPorte	Director	February 25, 2011
/s/ BENJAMIN F. MCGRAW III Benjamin F. McGraw III	Director	February 25, 2011
/s/ DEAN J. MITCHELL Dean J. Mitchell	Director	February 25, 2011
/s/ ANDREW J. PERLMAN Andrew J. Perlman	Director	February 25, 2011
/s/ WAYNE I. ROE Wayne I. Roe	Director	February 25, 2011

ISTA PHARMACEUTICALS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of ISTA Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of ISTA Pharmaceuticals, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years ended December 31, 2010 and 2009. We have also audited the 2010 and 2009 information included in the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ISTA Pharmaceuticals, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2010 and 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the 2010 and 2009 information in the schedule presents fairly, in all material respects, the information set forth herein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ISTA Pharmaceuticals, Inc.'s internal control over financial reporting as of December 31, 2010 and 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA LLP

Costa Mesa, California
February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of ISTA Pharmaceuticals, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' deficit, and cash flows for ISTA Pharmaceuticals, Inc. for the year ended December 31, 2008. Our audit also included the financial statement schedule for the year ended December 31, 2008 listed in the Index at Item 15(a) 2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of ISTA Pharmaceuticals, Inc. for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion the related financial statement schedule for the year ended December 31, 2008, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein

Irvine, California
February 17, 2009

/s/ Ernst & Young LLP

ISTA PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 78,777	$ 53,702
Accounts receivable, net of allowances	33,497	17,434
Inventory, net of allowances of $1,275 in 2010 and $896 in 2009	6,130	5,548
Other current assets	3,454	3,175
Total current assets	121,858	79,859
Property and equipment, net	10,352	6,116
Deferred financing costs, net	1,885	2,957
Deposits and other assets	145	212
Total assets	$ 134,240	$ 89,144
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 4,158	$ 5,852
Accrued compensation and related expenses	6,428	7,731
Revolving Credit Facility	13,000	13,000
Current portion of Facility Agreement	21,450	—
Current portion of obligations under capital leases	143	154
Allowance for rebates and chargebacks	9,273	4,779
Allowance for product returns	8,623	5,509
Royalties payable	25,567	7,348
Other accrued expenses	17,394	6,373
Total current liabilities	106,036	50,746
Deferred rent and other long term liabilities	2,287	196
Obligations under capital leases	123	129
Facility Agreement, net of current portion and unamortized discounts and derivatives	38,706	57,438
Warrant liability	66,185	58,663
Total liabilities	213,337	167,172
Commitments and Contingencies		
Stockholders' deficit:		
Preferred stock, $0.001 par value; 5,000 shares authorized of which 1,000 shares have been designated as Series A Participating Preferred Stock at December 31, 2010 and 2009; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 100,000 shares authorized at December 31, 2010 and 2009; 33,589 and 33,291 shares issued and outstanding at December 31, 2010 and 2009, respectively	33	33
Additional paid-in capital	323,442	319,211
Accumulated deficit	(402,572)	(397,272)
Total stockholders' deficit	(79,097)	(78,028)
Total liabilities and stockholders' deficit	$ 134,240	$ 89,144

See accompanying notes.

ISTA PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,		
	2010	2009	2008
Revenues:			
Product sales, net	$156,525	$107,593	$ 82,798
License revenue	—	3,055	278
Total revenues	156,525	110,648	83,076
Cost of products sold	37,608	27,278	21,947
Gross profit margin	118,917	83,370	61,129
Costs and expenses:			
Research and development	25,929	24,904	32,400
Selling, general and administrative	82,631	56,377	53,539
Total costs and expenses	108,560	81,281	85,939
Income (loss) from operations	10,357	2,089	(24,810)
Other (expense) income:			
Interest income	—	—	714
Interest expense	(8,307)	(8,591)	(8,100)
Loss on extinguishment of debt	—	—	(2,497)
Gain on derivative valuation	130	1,177	26
Loss on warrant valuation	(7,522)	(52,066)	—
Other, net	42	(363)	—
Total other expense	(15,657)	(59,843)	(9,857)
Net loss	$ (5,300)	$ (57,754)	$(34,667)
Net loss per common share, basic and diluted	$ (0.16)	$ (1.74)	$ (1.05)
Shares used in computing net loss per common share, basic and diluted	33,440	33,228	33,028

See accompanying notes.

ISTA PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balance at December 31, 2007	32,911,887	$ 33	$312,439	$ (15)	$ (308,576)	$ 3,881
Issuance of common stock for options	1,666	—	6	—	—	6
Restricted stock issuances	142,936	—	—	—	—	—
Common stock issued under ESPP	22,788	—	68	—	—	68
Warrant issuance	—	—	10,741	—	—	10,741
Stock-based compensation costs	—	—	3,978	—	—	3,978
Extinguishment of conversion option on convertible notes	—	—	(1,196)	—	—	(1,196)
Net loss (as adjusted)	—	—	—	—	(34,667)	(34,667)
Unrealized loss on investments	—	—	—	(10)	—	(10)
Comprehensive loss	—	—	—	(10)	(34,667)	(34,677)
Balance at December 31, 2008	33,079,277	33	326,036	(25)	(343,243)	(17,199)
Issuance of common stock for options	52,425	—	166	—	—	166
Restricted stock issuances	139,213	—	—	—	—	—
Common stock issued under ESPP	20,208	—	12	—	—	12
Warrant classification to liability	—	—	(10,741)	—	3,725	(7,016)
Stock-based compensation costs	—	—	3,738	—	—	3,738
Net loss	—	—	—	—	(57,754)	(57,754)
Foreign currency translation adjustment	—	—	—	25	—	25
Comprehensive loss	—	—	—	25	(57,754)	(57,729)
Balance at December 31, 2009	33,291,123	33	319,211	—	(397,272)	(78,028)
Issuance of common stock for options	37,142	—	81	—	—	81
Restricted stock issuances	113,688	—	—	—	—	—
Common stock issued under ESPP	147,382	—	288	—	—	288
Stock-based compensation costs	—	—	3,862	—	—	3,862
Net loss	—	—	—	—	(5,300)	(5,300)
Comprehensive loss	—	—	—	—	(5,300)	(5,300)
Balance at December 31, 2010	33,589,335	$ 33	$323,442	$ —	$ (402,572)	$ (79,097)

See accompanying notes.

ISTA PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2010	2009	2008
OPERATING ACTIVITIES			
Net loss	$ (5,300)	$ (57,754)	$ (34,667)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Stock-based compensation costs	3,862	3,738	3,978
Amortization of deferred financing costs	1,072	1,115	569
Amortization of discount on convertible notes	—	—	2,842
Amortization of discount on Facility Agreement	2,848	3,038	544
Loss on extinguishment of debt	—	—	2,497
Change in value of derivatives related to convertible notes	—	—	42
Change in value of derivatives related to Facility Agreement	(130)	(1,177)	354
Change in value of warrants related to Facility Agreement	7,522	52,066	—
Depreciation and amortization	1,386	1,047	1,046
Gain on sale of assets	(23)	—	—
Changes in operating assets and liabilities:			
Accounts receivable, net	(16,063)	(2,192)	(4,081)
Inventory, net	(582)	(3,259)	5
Other current assets	(279)	(1,025)	(28)
Accounts payable	(1,694)	466	1,725
Accrued compensation and related expenses	(1,303)	3,786	249
Allowance for rebates and chargebacks	4,494	2,705	573
Allowance for product returns	3,114	2,268	1,503
Royalties payable	18,219	1,481	2,243
Other accrued expenses	10,990	1,082	(1,355)
Deferred rent and other long-term liabilities	(37)	(343)	(258)
Deferred income	—	(3,055)	(278)
Net cash provided by (used in) operating activities	28,096	3,987	(22,497)
INVESTING ACTIVITIES			
Maturities of marketable securities	—	4,700	15,929
Purchases of equipment	(3,440)	(1,317)	(1,385)
Restricted cash	—	—	2,400
Deposits and other assets	67	(5)	40
Net cash (used in) provided by investing activities	(3,373)	3,378	16,984
FINANCING ACTIVITIES			
Proceeds from exercise of stock options	81	166	6
Payments under capital leases	(17)	(139)	29
Proceeds from Revolving Credit Facility	52,000	52,000	37,000
Repayments on Revolving Credit Facility	(52,000)	(54,000)	(29,500)
Proceeds from issuance of common stock	288	12	68
Repayment of convertible notes	—	—	(40,000)
Proceeds from issuance of Facility Agreement	—	—	65,000
Financing costs on issuance of Facility Agreement	—	(43)	(4,274)
Net cash provided by (used in) financing activities	352	(2,004)	28,329
Effect of exchange rate changes on cash	—	25	—
Increase in cash and cash equivalents	25,075	5,386	22,816
Cash and cash equivalents at beginning of year	53,702	48,316	25,500
Cash and cash equivalents at end of year	$ 78,777	$ 53,702	$ 48,316
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for interest	$ 4,393	$ 4,307	$ 3,283
Equipment additions under capital leases	$ 151	$ 118	$ 137

See accompanying notes.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

The Company

ISTA Pharmaceuticals, Inc. ("ISTA", the "Company", or "we") was incorporated as Advanced Corneal Systems, Inc. in the state of California in February 1992 to discover, develop and market new remedies for diseases and conditions of the eye. In March 2000, we changed our name to ISTA Pharmaceuticals, Inc., and we reincorporated in Delaware in August 2000. BROMDAY™, BEPREVE™, ISTALOL®, VITRASE®, XIBROM (bromfenac ophthalmic solution)®, XIBROM®, T-PRED™, ISTA®, ISTA Pharmaceuticals, Inc.® and the ISTA logo are our trademarks, either owned or under license.

We are a rapidly growing commercial-stage, multi-specialty pharmaceutical company developing, marketing and selling our own products in the United States, or the U.S., and Puerto Rico. We are the fourth largest branded prescription eye care business in the U.S. and have an emerging allergy drug franchise. We manufacture our finished good products through third-party contracts, and we in-license or acquire new technology to add to our internal development efforts from time to time. Our products and product candidates seek to treat allergy and serious diseases of the eye and include therapies for ocular inflammation and pain, glaucoma, dry eye and ocular and nasal allergies. The U.S. prescription markets for 2010 which our therapies seek to address include key segments of the $6.5 billion ophthalmic pharmaceutical market and the $2.5 billion nasal allergy market.

We currently have five products available for sale in the U.S. and Puerto Rico: BROMDAY (bromfenac ophthalmic solution) 0.09% for the treatment of postoperative inflammation and reduction of ocular pain in patients who have undergone cataract extractions, BEPREVE (bepotastine besilate ophthalmic solution) 1.5% for the treatment of ocular itching associated with allergic conjunctivitis, ISTALOL (timolol maleate ophthalmic solution) 0.05% for the treatment of glaucoma, VITRASE (hyaluronidase injection) ovine, 200 USP units/ml for use as a spreading agent and XIBROM (bromfenac ophthalmic solution) 0.09% for the treatment of inflammation and pain following cataract surgery. In addition, we have several eye and allergy product candidates in various stages of development, including treatments for dry eye, ocular inflammation and pain and nasal allergies.

Basis of Presentation

We have incurred losses since inception and have a stockholders' deficit of approximately $79.1 million (including non-cash valuation warrant adjustments of $59.6 million) through December 31, 2010. We believe that our existing capital resources as well as our anticipated future operations will enable us to fund operations for at least the next twelve months.

The consolidated financial statements included the accounts of the Company and those of its wholly owned subsidiary, Visionex Pte. Ltd., which was dissolved in January 2009. All significant intercompany amounts had been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Reclassifications

Certain comparative prior year amounts in the Consolidated Financial Statements and accompanying notes may have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported operating expenses or net loss.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, current and long-term debt, certain derivatives related to our debt obligations and common stock warrants issued to lenders. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments. The carrying amount of our Revolving Credit Facility approximates fair value since the interest rate approximates the market rate for debt securities with similar terms and risk characteristics. Although our Facility Agreement is considered a financial instrument, we are unable to reasonably determine fair value.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and short-term investments with maturities of three months or less when purchased. Cash and cash equivalents are carried at cost, which we believe approximates fair value because of the short-term maturity of these instruments. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may exceed federally insured limits. At December 31, 2010, we had invested $60 million in low interest bearing U.S. Treasury Funds.

Short-term Investments

Marketable securities with a maturity of more than three months from the date of purchase are considered short-term investments. During January 2009, UBS AG purchased $4.7 million in auction rate securities from us that we held as investments at December 31, 2008. All investments are carried at fair value, with unrealized gains and losses on available-for-sale securities included as a separate component of stockholders' deficit and unrealized gains and losses on trading securities included in earnings. At December 31, 2010 and 2009, we did not have any short-term investments.

Concentration of Credit Risk

Financial instruments that potentially subject us to a significant concentration of credit risk principally consist of cash and cash equivalents, and trade receivables. Wholesale distributors account for a substantial portion of trade receivables. Accounts receivables from Cardinal Health, Inc., McKesson HBOC and AmeriSource Bergen Corp. accounted for 43%, 37% and 14%, respectively, of our 2010 total accounts receivables, as compared to 32%, 36%, 23%, respectively, of our 2009 total accounts receivables. We maintain reserves for bad debt and such losses, in the aggregate, have not exceeded our estimates.

Inventory

Inventories, net of allowances, are stated at the lower of cost or market. Cost is determined by the first-in, first-to-expire method.

Inventory is reviewed periodically for slow-moving or obsolete status. We adjust our inventory to reflect situations in which the cost of inventory is not expected to be recovered. We would record a reserve to adjust inventory to its net realizable value if: (i) a launch of a new product is delayed, inventory may not be fully utilized and could be subject to impairment, (ii) when a product is close to expiration and not expected to be sold, (iii) when a product has reached its expiration date or (iv) when a product is not expected to be saleable. In determining the reserves for these products, we consider factors such as the amount of inventory on hand and its remaining shelf life, and current and expected market conditions, including management forecasts and levels of competition. We have evaluated the current level of inventory considering historical trends and other factors, and based on our evaluation, have recorded adjustments to reflect inventory at its net realizable value. These adjustments are estimates, which could vary significantly from actual results if future economic conditions, customer demand, competition or other relevant factors differ from expectations. These estimates require us to make assessments about the future demand for our products in order to categorize the status of such inventory items as slow-moving, obsolete or in excess-of-need. These future estimates are subject to the ongoing accuracy of our forecasts of market conditions, industry trends, competition and other factors. Differences between our estimated reserves and actual inventory adjustments have not been significant, and are accounted for in the current period as a change in estimate.

Costs incurred for the manufacture of validation batches for pre-approval products are recorded as research and development expenses in the period in which those costs are incurred.

Property and Equipment

Property and equipment are recorded at cost. Equipment and furniture are depreciated using the straight-line method over their estimated useful lives (generally three to seven years) and leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter. Equipment acquired under capital leases is amortized over the estimated useful life of the assets and included in depreciation expense. Leasehold improvements contributed by the lessor are capitalized and depreciated over the period of the lease and the contributions are recorded as deferred rent and amortized over the term of the lease as a reduction to rent expense.

Long-lived Assets

If indicators of impairment exist, we assess the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, we measure the amount of such impairment by comparing the fair value to the carrying value. We believe the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly, we have not recognized any impairment losses through December 31, 2010.

Deferred Financing Costs

In connection with the issuance of our debt agreements, including the convertible notes and the Facility Agreement, we paid financing costs, which consisted primarily of placement agent fees, accounting, legal and filing fees which are being amortized over the life of the debt. Amortization of the deferred financing costs using the effective interest method was $1.1 million, $1.1 million and $0.6 million for the years ended December 31, 2010, 2009 and 2008, respectively, and were included in interest expense. As of December 31, 2010 and 2009, deferred financing costs, net of accumulated amortization were approximately $1.9 million and $3.0 million, respectively.

Revolving Credit Facility

Under our Revolving Credit Facility with Silicon Valley Bank, we may borrow up to the lesser of $25.0 million or 80% of eligible accounts receivable, plus the lesser of 25% of net cash or $10.0 million. As of December 31, 2010, we had $19.0 million available under the Revolving Credit Facility, of which we borrowed $13 million. All outstanding amounts under the Revolving Credit Facility bear interest at a variable rate equal to the lender's prime rate plus a margin of 0.25%. In no event shall the interest rate on outstanding borrowings be less than 4.25%, which is payable on a monthly basis. The Revolving Credit Facility also contains customary covenants regarding the operation of our business and financial covenants relating to ratios of current assets to current liabilities and is collateralized by all of our assets. An event of default under the Revolving Credit Facility will occur if, among other things, (i) we are delinquent in making payments of principal or interest on the Revolving Credit Facility; (ii) we fail to cure a breach of a covenant or term of the Revolving Credit Facility; (iii) we make a representation or warranty under the Revolving Credit Facility that is materially inaccurate; (iv) we are unable to pay our debts as they become due, certain bankruptcy proceedings are commenced or certain orders are granted against us, or we otherwise become insolvent; (v) an acceleration event occurs under certain types of other indebtedness outstanding from time to time. If an event of default occurs, the indebtedness to Silicon Valley Bank could be accelerated, such that it becomes immediately due and payable. As of December 31, 2010, we were in compliance with all of the covenants under the Revolving Credit Facility. All amounts borrowed under the Revolving Credit Facility were repaid in January 2011. In February 2011, we renewed our Revolving Credit Facility at terms substantially the same as the existing terms. The Revolving Credit Facility expires on March 31, 2012.

Convertible Notes

We issued $40 million in convertible notes in June 2006. On September 29, 2008, we repaid all of the outstanding principal and interest under the notes with borrowings under the Facility Agreement. In 2008 we recorded a loss on extinguishment of debt of $2.5 million due to the write-off of both the embedded derivative and the deferred financing costs related to the $40.0 million convertible notes.

Facility Agreement

On September 26, 2008, we entered into a facility agreement, or the Facility Agreement, with certain institutional accredited investors, collectively known as Lenders, pursuant to which the Lenders agreed to loan to us up to $65 million, subject to the terms and conditions set forth in the Facility Agreement. We borrowed the entire $65 million. On December 31, 2010 we had total indebtedness under the Facility Agreement of $65 million, which excludes unamortized discounts of $5.0 million and the value of the derivative of $0.2 million.

Outstanding amounts under the Facility Agreement accrue interest at a rate of 6.5% per annum, payable quarterly in arrears. We are required to repay the Lenders 33% of the original principal amount (or $21.5 million) on each of September 26, 2011 and 2012, and 34% of the original principal amount (or $22.0 million) on September 26, 2013.

Any amounts drawn under the Facility Agreement may become immediately due and payable upon (i) an "event of default," as defined in the Facility Agreement, in which case the Lenders would have the right to require us to repay 100% of the principal amount of the loan, plus any accrued and unpaid interest thereon, or (ii) the consummation of certain change of control transactions, in which case the Lenders would have the right to require us to repay 110% of the outstanding principal amount of the loan, plus any accrued and unpaid interest thereon. An event of default under the Facility Agreement will occur if, among other things, (i) we fail to make payment when due; (ii) we fail to comply in any material respect with any covenant of the Facility Agreement, and such failure is not cured; (iii) any representation or warranty made by us in any transaction document was incorrect, false, or misleading in any material respect as of the date it was made; (iv) we are generally unable to pay our debts as they become due or a bankruptcy or similar proceeding is commenced by or against us; or (v) cash and cash equivalents on the last day of each calendar quarter are less than $10 million. The Facility Agreement also contains customary covenants regarding operations of our business. As of December 31, 2010, we are in compliance with all the covenants under the Facility Agreement.

Because the consummation of certain change in control transactions results in a premium of the outstanding principal, the premium put feature is a derivative that is required to be bifurcated from the host debt instrument and recorded at fair value at each quarter end. The value of the derivative at December 31, 2010 was $0.2 million and is marked-to-market and adjusted quarterly through other expense.

In 2008, we issued to the Lenders warrants to purchase an aggregate of 15 million shares of our common stock at an exercise price of $1.41 per share. If we issue or sell shares of our common stock (other than certain "excluded shares," as such term is defined in the Facility Agreement), we will issue concurrently therewith additional warrants to purchase such number of shares of common stock as will entitle the Lenders to maintain the same beneficial ownership in the Company after the issuance as they had prior to such issuance, as adjusted on a pro rata basis for repayments of the outstanding principal amount under the loan, with such warrants being issued at an exercise price equal to the greater of $1.41 per share and the closing price of the common stock on the date immediately prior to the issuance.

In 2009, as required by the Derivatives and Hedging Topic of the FASB Accounting Standards Codification, which provides requirements to determine whether the warrants are indexed to the Company's stock, we classified our warrants as a liability, specifically because of the anti-dilutive provisions in the warrant agreement, where additional warrants might be issued should we issue additional equity, with such additional warrants being issued at a price equal to the fair value of the common stock being issued, but not less than $1.41. The cumulative effect was a $10.7 million reduction to additional paid-in capital for the original value of warrants, partially offset by a decrease in accumulated deficit of $3.7 million to reflect the change in the value of the warrants at December 31, 2009.

Additionally, the warrants are marked to market and adjusted quarterly. We recorded non-cash valuation losses of $7.5 million, or $0.22 per common share and $52.1 million, or $1.57 per common share for the years ended December 31, 2010 and 2009, respectively. The change in the valuation of the warrants was primarily driven by an increase in our stock price plus an increase in related volatility.

Commitments and Contingencies

We are subject to routine claims and litigation incidental to our business. In the opinion of management, the resolution of such claims is not expected to have a material adverse effect on our operating results or financial position.

Comprehensive Loss

Accounting Standards Codification 220 "Comprehensive Income", or ASC 220, requires reporting and displaying comprehensive income (loss) and its components, which, includes net loss and unrealized gains and losses on investments and foreign currency translation gains and losses. Total comprehensive loss for the years ended December 31, 2010, 2009 and 2008 was $5.3 million, $57.7 million and $34.7 million, respectively. The accumulated balance of unrealized gains (losses) are disclosed as separate components of stockholders' deficit. As of December 31, 2010 and 2009, there were no accumulated foreign currency translation adjustments.

Income Taxes

We account for income taxes under the provision of Accounting Standards Codification 740, "Income Taxes", or ASC 740. As of December 31, 2010 and 2009, there were no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate. Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. We had no accrual for interest or penalties on our consolidated balance sheets at December 31, 2010 and 2009, respectively and have not recognized interest and/or penalties in the consolidated statement of operations for the year ended December 31, 2010. We are subject to taxation in the United States and various state jurisdictions.

Supply Concentration Risks

Some materials used in our products are currently obtained from a single source. We have a supply agreement with Senju for bepotastine besilate, which is the active pharmaceutical ingredient in BEPREVE. Currently, Senju is our sole source for bepotastine besilate for BEPREVE. We have a supply agreement with Regis Technologies, Inc., or Regis, for bromfenac, which is the active pharmaceutical ingredient in BROMDAY and XIBROM. Currently, Regis is our sole source for bromfenac. We also have supply agreements with Bausch & Lomb, Inc. or Bausch & Lomb, to manufacture commercial quantities of BROMDAY, BEPREVE, ISTALOL and XIBROM. Currently, Bausch & Lomb is our sole source for BROMDAY, BEPREVE, ISTALOL and XIBROM.

Ovine hyaluronidase, the active pharmaceutical ingredient used in VITRASE, is processed in several stages to produce a highly purified raw material for formulation. In June 2010, we received approval from the FDA to manufacture hyaluronidase at our Irvine, California manufacturing facility and began production in July 2010. We have a supply agreement with Alliance Medical Products to manufacture commercial quantities of VITRASE. Currently, Alliance Medical Products is our sole source for VITRASE.

Customer Concentration Risks

Sales to Cardinal Health, Inc., McKesson HBOC and AmeriSource Bergen Corp. accounted for 40%, 36% and 16% of our net revenues for the year ended December 31, 2010; 35%, 40% and 17% of our net revenues for the year ended December 31, 2009; and 40%, 37% and 14% of our net revenues for the year ended December 31, 2008.

Revenue Recognition

Product Revenues. We recognize revenues from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed or determinable, and we are reasonably assured of collecting the resulting receivable. We recognize product revenues net of estimated allowances for rebates, chargebacks, product returns and other discounts, such as wholesaler fees. If actual future payments for allowances for discounts, product returns, wholesaler fees, rebates and chargebacks materially exceed the estimates we made at the time of sale, our financial position, results of operations and cash flows may be negatively impacted.

We establish allowances for estimated rebates, chargebacks and product returns based on numerous qualitative and quantitative factors, including:

- the number of and specific contractual terms of agreements with customers;
- estimated level of units in the distribution channel;
- historical rebates, chargebacks and returns of products;
- direct communication with customers;
- anticipated introduction of competitive products or generics;

- anticipated pricing strategy changes by us and/or our competitors;
- analysis of prescription data gathered by a third-party prescription data provider;
- the impact of wholesaler distribution agreements;
- the impact of changes in state and federal regulations; and
- the estimated remaining shelf life of products.

In our analyses, we utilize on hand unit data purchased from the major wholesalers, as well as prescription data purchased from a third-party data provider, to develop estimates of historical unit channel pull-through. We utilize an internal analysis to compare historical net product shipments to both estimated historical prescriptions written and historical returns. Based on that analysis, we develop an estimate of the quantity of product which may be subject to various discounts, product returns, rebates, chargebacks and wholesaler fees.

We record estimated allowances for rebates, chargebacks, product returns and other discounts, such as wholesaler fees, in the same period when revenue is recognized. The objective of recording the allowances for such deductions at the time of sale is to provide a reasonable estimate of the aggregate amount of credit to our direct customers or payments to our indirect customers. Customers typically process their claims for allowances such as early pay discounts promptly, usually within the established payment terms. We monitor actual credit memos issued to our customers and compare such actual amounts to the estimated provisions, in the aggregate, for each allowance category to assess the reasonableness of the various reserves at each balance sheet date. Differences between our estimated allowances and actual credits issued have not been significant, and are accounted for in the current period as a change in estimate.

In general, we are obligated to accept from our customers the return of products that have reached their expiration date. We authorize returns for damaged products, expiring and expired products in accordance with our return goods policy and procedures, and have established reserves for such amounts at the time of sale. We typically refund the agreed proportion of the sales price by the issuance of a credit, rather than cash refund or exchanges for inventory, and the returned product is destroyed. With the launch of each of our products, we recorded a sales return allowance, which is larger for stocking orders than subsequent re-orders. To date, actual product returns have not exceeded our estimated allowances for returns. Although we believe that our estimates and assumptions are reasonable as of the date when made, actual results may differ significantly from these estimates. Our financial position, results of operations and cash flows may be materially and negatively impacted if actual returns materially exceed our estimated allowances for returns.

We identify product returns by their manufacturing lot number. Because we manufacture in bulk, lot sizes can be large and, as a result, sales of any individual lot may occur over several periods. As a result, we are unable to specify if actual returns or credits relate to a sale that occurred in the current period or a prior period, and therefore, we cannot specify how much of the allowance recorded relates to sales made in prior periods. Since there have been no material differences between estimates recorded and actual credits issued, we believe our systems and procedures are adequate for managing our business.

Allowances for product returns were $8.6 million and $5.5 million as of December 31, 2010 and 2009, respectively. These allowances reflect an estimate of our liability for products that may be returned by the original purchaser in accordance with our stated return policy, which allows customers to return products within six months of their respective expiration dates and for a period up to twelve months after such products have reached their respective expiration dates. We estimate our liability for product returns at each reporting period based on the estimated units in the channel and the other factors discussed above.

As a percentage of gross product revenues, the allowance for product returns was 2.6%, 3.7% and 3.7% for the years ended December 31, 2010, 2009 and 2008, respectively. The decrease in 2010 was primarily due to improvements in historical trending of actual returns data, the lengthening of product shelf life and continued acceptance and sale of our products.

We also periodically offer promotional discounts to our existing customer base. These discounts are usually calculated as a percentage of the current published list price. Accordingly, the discounts are recorded as a reduction of revenue in the period that the program is offered. In addition to promotional discounts, at the time we implement a price increase, we generally offer our existing customer base an opportunity to purchase a limited quantity of products at the previous list price. Shipments resulting from these programs generally are not in excess of ordinary levels and therefore, we recognize the related revenue upon receipt by the customer and include the sale in estimating our various product-related allowances. In the event we determine that these sales represent purchases of inventory in excess of ordinary levels for a given wholesaler, the potential impact on product returns exposure would be specifically evaluated and reflected as a reduction to revenue at the time of such sale.

Allowances for estimated rebates and chargebacks were $9.3 million and $4.8 million for December 31, 2010 and 2009, respectively. Other discounts, such as wholesaler fees and prompt pay discounts, were $5.0 million and $1.6 million as of December 31, 2010 and 2009, respectively. These allowances reflect an estimate of our liability for items such as rebates due to various governmental organizations under the Medicare/Medicaid regulations, rebates due to managed care organizations under specific contracts, chargebacks due to various organizations purchasing certain of our products through federal contracts and/or group purchasing agreements and fees charged by certain wholesalers under distribution agreements. We estimate our liability for rebates, chargebacks and other discounts, such as wholesaler fees, at each reporting period based on a combination of quantitative and qualitative assumptions listed above.

As a percentage of gross product revenues, the allowance for rebates, chargebacks and other discounts, such as wholesaler fees, was 17.6%, 14.7% and 9.8% for the years ended December 31, 2010, 2009 and 2008, respectively. The increase is primarily to growth in the number and utilization of managed care and federal contracts, and wholesaler distribution agreements and the impact of higher Medicaid rebates required under the recently enacted healthcare legislation.

License Revenue. Amounts received for product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Amounts received for milestones are recognized upon achievement of the milestone, unless we have ongoing performance obligations. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred income in the accompanying consolidated balance sheets. During the year ended December 31, 2009, we recognized $3.1 million of previously deferred income primarily related to the termination of our supply agreement with Otsuka. We did not receive any similar license revenues in 2010.

License Fees and Research and Development Costs

Expenditures relating to research and development are expensed in the period incurred. Research and development expenses to date have consisted primarily of costs associated with the clinical trials of our product candidates, compensation and other expenses for research and development personnel, costs for consultants and contract research, costs related to development of commercial scale manufacturing capabilities for our products BROMDAY, BEPREVE, ISTALOL, XIBROM and VITRASE and in-process research and development costs related to the acquisition of late-stage development compounds.

We generally classify and separate research and development expenditures into amounts related to clinical development costs, regulatory costs, pharmaceutical development costs, manufacturing development costs and medical affairs costs.

We have expensed amounts paid to acquire licenses, as the ultimate recoverability of the amounts paid was uncertain and the technology had no alternative future use when acquired. Future acquisitions of licenses will be charged to expense or capitalized based upon our assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future use.

Stock-based Compensation

We recognize compensation costs for all stock-based awards made to employees and directors. The fair value of stock-based awards is estimated at grant date using an option pricing model and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period.

Since stock-based compensation is recognized only for those awards that are ultimately expected to vest, we have applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates will be revised, if necessary, in future periods if actual forfeitures differ from estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs.

We use the Black-Scholes option-pricing model to estimate the fair value of stock-based awards. The determination of fair value using the Black-Scholes option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. We estimate the expected term based on the contractual term of the awards and employees' exercise and expected post-vesting termination behavior.

At December 31, 2010, there was $5.1 million of total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a remaining weighted average vesting period of approximately 2.5 years.

Our stock-based compensation plans are discussed further in Note 4.

Net Loss Per Share

Basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted-average number of common and common equivalent shares, such as stock options and warrants outstanding during the period. Diluted earnings for common stockholders per common share considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. Diluted EPS excludes the impact of potential common shares related to our stock options and warrants, in periods in which the options exercise or conversion price is greater than the average market price of our common stock during the period.

Common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. We have further determined that the 15 million warrants issued in conjunction with our Facility Agreement represent participating securities. However, because we operate at a net loss, and losses are not allocated to the warrant holders, the two class method does not affect our calculation of earnings per share.

The following table sets forth the computation of net loss (numerator) and shares (denominator) for loss per share (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Numerator:			
Net loss	$ (5,300)	$(57,754)	$(34,667)
Denominator:			
Weighted average shares outstanding used for basic and diluted loss per share	33,440	33,228	33,028

Potentially dilutive securities, which are not included in our loss per share, are summarized below (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Common stock options	7,957	7,051	6,175
Warrants	15,000	15,000	15,000
Total dilutive securities	22,957	22,051	21,175

Executive Employment Agreements

We have agreements with each of our officers which provides that any unvested stock options and restricted shares then held by such officer will become fully vested and, with respect to stock options, immediately exercisable, in the event of a change in control of the Company and, in certain instances, if within twenty-four months following such change in control such officer's employment is terminated by the Company without cause or such officer resigns for good reason within sixty days of the event forming the basis for such good reason termination.

Segment Reporting

We currently operate in only one segment.

New Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board, or the FASB, issued an Accounting Standards Update, or ASU, 2010-27, *Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers (A consensus of the FASB Emerging Issues Task Force).* ASU 2010-27 addresses questions concerning how pharmaceutical companies should recognize and classify in their income statements fees mandated by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the Healthcare Reform Act, or the Acts. The Acts impose an annual fee on the pharmaceutical manufacturing industry for each year beginning on or after January 1, 2011. For reporting entities that are subject to the pharmaceutical fee mandated by the Acts, the amendments in this Update specify the liability for the fee should be estimated and recorded in full upon the first qualifying sale with a corresponding deferred cost that is amortized to expense using a straight –line method of allocation unless another better method better allocates the fee over the calendar year that it is payable. This ASU is effective for calendar years beginning after December 31, 2010, when the fee initially becomes payable. The impact of this ASU is not expected to be material to the consolidated financial statements.

In April 2010, the FASB issued ASU 2010-17, *Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition, or ASU 2010-17.* ASU 2010-17 provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. Under this ASU, entities can make an accounting policy to recognize arrangement consideration received for achieving specified performance measures during the period in which the milestones are achieved, provided certain criteria are met for the milestones to be considered substantive. This ASU is effective on a prospective basis for research and development milestones achieved in fiscal years, beginning on or after June 15, 2010, which for us means 2011. The impact of this ASU is not expected to be material to the consolidated financial statements.

In January 2010, the FASB issued updated standards related to additional requirements and guidance regarding disclosures of fair value measurements. The guidance requires the gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. In addition, companies will be required to disclose quantitative information about the inputs used in determining fair values. We adopted these standards in the first quarter of 2010. The adoption did not have a material impact on our consolidated financial statements.

2. Balance Sheet Details

Accounts Receivables

Accounts receivables are stated net of allowances for doubtful accounts. Accounts receivables at December 31, 2010 and 2009 consist of the following (in thousands):

	December 31,	
	2010	2009
Gross accounts receivables (trade)	$33,466	$17,517
Other accounts receivables	32	11
Total gross receivables	33,498	17,528
Less reserve for doubtful accounts	(1)	(94)
Total receivables, net of allowances	$33,497	$17,434

Inventory

Inventories are stated at the lower of cost (first-in, first-to-expire) or market. Inventories at December 31, 2010 and 2009 consist of the following (in thousands):

	December 31,	
	2010	2009
Raw materials	$3,468	$2,626
Work in process	100	—
Finished goods	3,837	3,818
Total inventory	7,405	6,444
Less reserve for excess and obsolescence	(1,275)	(896)
Total inventory, net of allowances	$6,130	$5,548

Property and Equipment

Equipment and leasehold improvements and related accumulated depreciation and amortization are as follows (in thousands):

	December 31,	
	2010	2009
Equipment	$ 4,080	$ 7,893
Furniture and fixtures	990	944
Equipment under capital leases	511	538
Leasehold improvements	4,675	—
Construction in progress	4,456	1,276
Total property, plant and equipment	14,712	10,651
Less accumulated depreciation and amortization	(4,360)	(4,535)
Total net property, plant and equipment	$10,352	$ 6,116

As part of our facility lease that we entered into in 2010, the landlord agreed to contribute up to approximately $2.2 million toward the cost of tenant improvements. The tenant improvements were substantially completed in the fourth quarter of 2010 and the landlord contribution was capitalized as non-cash construction in progress and non-cash deferred rent. Leasehold improvements will be depreciated over the term of the lease and the deferred rent will be amortized on a straight-line basis over the term of the lease as a reduction to rent expense.

Total depreciation and amortization expense amounted to $1.4 million, $1.0 million and $1.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

3. Fair Value Measurements

Fair Value Measurements

We account for fair value measurements under FASB Accounting Standard Codification 820 "Fair Value Measurements and Disclosures", or ASC 820, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

We have segregated all assets and liabilities measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. As of December 31, 2010 and 2009, all of our assets and liabilities are valued using Level 1 inputs except for a derivative and warrants related to our Facility Agreement.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31 using:			Total Carrying Value at December 31,
	Level 1	Level 2	Level 3	
2010				
Cash and cash equivalents, including U.S. Treasury Funds	$78,777	$ —	$ —	$ 78,777
Derivatives (Facility Agreement)	—	—	(169)	(169)
Warrants	—	(66,185)	—	(66,185)
2009				
Cash	53,702	—	—	53,702
Derivatives (Facility Agreement)	—	—	(299)	(299)
Warrants	—	(58,663)	—	(58,663)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Derivative	Fair Value Measurements Using Observable Inputs Other Than Level 1 (Level 2) Warrants
Balance at December 31, 2008	$ (1,476)	$ —
Classification pursuant to ASC 815-40	—	(6,597)
Total gains or losses (realized or unrealized):		
Included in earnings	1,177	(52,066)
Balance at December 31, 2009	(299)	(58,663)
Total gains or losses (realized or unrealized):		
Included in earnings	130	(7,522)
Balance at December 31, 2010	$ (169)	$ (66,185)

4. Stockholders' Equity

Common Stock Warrants

During September and October 2008, we issued a total of 15 million warrants at an exercise price of $1.41 per share in conjunction with our borrowing of $65 million under our Facility Agreement. If we issue or sell shares of our common stock (other than certain "excluded shares," as such term is defined in the Facility Agreement), we will issue concurrently therewith additional warrants to purchase such number of shares of common stock as will entitle the Lenders to maintain the same beneficial ownership in the Company after the issuance as they had prior to such issuance, as adjusted on a pro rata basis for repayments of the outstanding principal amount under the loan, with such warrants being issued at an exercise price equal to the greater of $1.41 per share and the closing price of the common stock on the date immediately prior to the issuance.

The warrants expire on September 26, 2014 and contain certain limitations that prevent the holder from acquiring shares upon exercise of a warrant that would result in the number of shares beneficially owned by it to exceed 9.98% of the total number of shares of our common stock then issued and outstanding.

In addition, upon certain change of control transactions, or upon certain "events of default" (as defined in the warrants), the holder has the right to net exercise the warrants for an amount of shares of our common stock equal to the Black-Scholes value of the shares issuable under the warrants divided by 95% of the closing price of the common stock on the day immediately prior to the consummation of such change of control or event of default, as applicable, as defined in the Facility Agreement. In certain circumstances where a warrant or portion of a warrant is not net exercised in connection with a change of control or event of default, the holder will be paid an amount in cash equal to the Black-Scholes value of such portion of the warrant which is not treated as a net exercise.

Employee Stock Purchase Plan

On December 7, 2009, our stockholders approved the 2009 Employee Stock Purchase Plan, or 2009 ESPP. The 2009 ESPP replaced our 2000 ESPP, which expired in April 2010. The 2009 ESPP will terminate on October 18, 2019, unless earlier terminated in accordance with the terms and provisions of the 2009 ESPP.

An aggregate of 3,000,000 shares is reserved for issuance under the 2009 ESPP. In addition, on each January 1, beginning on January 1, 2011, the number of shares reserved will be increased by the lesser of (i) 1% of the Company's outstanding common stock or (ii) an amount determined by the Compensation Committee, or any other administrator of the 2009 ESPP. However, in no event will the number of shares reserved exceed the lesser of 10% of our outstanding common stock or 5,000,000 shares.

Every employee of the Company who customarily works more than 20 hours per week for more than five months per calendar year is eligible to participate in offerings made under the 2009 ESPP, subject to certain limitations. Shares of common stock is generally offered for purchase through a series of six-month offering periods. The initial offering period commenced on January 1, 2010 and ended on June 30, 2010, with subsequent offering periods commencing on six-month intervals thereafter beginning on July 1, 2010. The purchase price for the common stock will be the lower of 85% of the fair market value of the common stock on the first day of an offering period or 85% of the fair market value of the common stock on the last day of the offering period.

During 2010, 2009 and 2008, 147,382 shares, 20,208 shares and 22,788 shares, respectively, had been issued to participants. The ESPP shares issued in 2010 include 9,557 shares that were issuable as of December 31, 2009, and which were issued under the 2000 ESPP.

Stock Compensation Plan

Stock Options

We have outstanding options to purchase shares of our common stock under individual option agreements, our 1993 Stock Plan and our 2000 Stock Plan. All of the outstanding options granted under the individual option agreements, the 1993 Stock Plan and the 2000 Stock Plan will remain outstanding and subject to the provisions of the applicable agreement and plan until they are either exercised or expire in accordance with their respective terms. No options were issued under the 1993 Stock Plan after the adoption of the 2000 Stock Plan. No options were awarded under the 2000 Stock Plan after the adoption of the 2004 Performance Incentive Plan or the 2004 Stock Plan. Any shares available for future issuance under the 2000 Stock Plan have been included in the shares of common stock authorized for issuance under the 2004 Stock Plan.

The 2004 Stock Plan provides for the grant of stock options, restricted stock awards, and performance shares to qualified employees, officers, directors, consultants and other service providers. The 2004 Stock Plan originally authorized us to grant options and/or rights to purchase up to an aggregate of 2,053,107 shares of common stock. In October 2005, the options available for issuance under the 2004 Stock Plan were increased by 1,000,000 shares to 3,053,107, of which up to 300,000 shares may be issued in connection with restricted stock awards or performance share awards. In October 2006, the options available for issuance under the 2004 Stock Plan was increased by 3,100,000 shares to 6,153,107, of which up to 700,000 shares may be issued in connection with restricted stock awards or performance share awards. In December 2009, the options available for issuance under the 2004 Stock Plan was increased by 6,000,000 shares to an aggregate of 12,153,107 shares, of which up to 1,450,000 shares may be issued in connection with restricted stock awards or performance share awards.

As of December 31, 2010, a total of 5,455,746 shares of common stock remain reserved for issuance under the 2004 Stock Plan. A summary of our stock option activity and related information during 2010 follows:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2009	7,051,463	$ 5.57		
Granted	1,243,329	3.82		
Exercised	(37,142)	2.17		
Canceled	(300,338)	5.60		
Outstanding at December 31, 2010	7,957,312	$ 5.31	5.85	$ 8,443,535
Options vested and expected to vest at December 31, 2010	7,839,060	$ 5.34	5.79	$ 8,244,268
Exercisable at December 31, 2010	5,817,548	$ 6.00	4.82	$ 4,702,846

The aggregate intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $155,371, $272,976 and $8,063, respectively.

ESPP activity during 2010 was as follows:

	Number of shares	Weighted-average purchase price
Available at December 31, 2009	10,059	
ESPP shares expired	(502)	
New shares added to ESPP	3,000,000	
Purchases	(147,382)	$ 1.83
Available at December 31, 2010	2,862,175	

Restricted stock activity during 2010 was as follows:

	Number of Shares	Weighted-Average Fair Value
Outstanding at December 31, 2009	347,656	$ 3.50
Granted	159,152	3.53
Vested	(123,239)	4.33
Forfeited	(6,530)	3.81
Outstanding at December 31, 2010	377,039	$ 3.24

The weighted average fair value of equity instruments granted during 2010, 2009 and 2008 was as follows:

	Weighted Average Fair Value		
	2010	2009	2008
Stock options	$ 3.82	$ 2.68	$ 3.31
ESPP Purchases	1.83	2.14	1.21
Restricted Stock	3.53	1.55	3.40

At December 31, 2010, there was $5.8 million of total unrecognized compensation cost, related to non-vested stock options, which is expected to be recognized over a remaining weighted average vesting period of 2.5 years.

We use the Black-Scholes option-pricing model to estimate the fair value of stock-based awards. The determination of fair value using the Black-Scholes option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. We estimate the expected term based on the contractual term of the awards and employees' exercise and expected post-vesting termination behavior.

The total number of stock option awards expected to vest is adjusted by estimated forfeiture rates. The weighted average assumptions used for the years ended December 31, 2010, 2009 and 2008 and the resulting estimates of weighted-average fair value per share of options granted and for stock purchases under the ESPP during those periods are as follows:

	Years Ended December 31,		
	2010	2009	2008
Interest rate	2.60%	2.00%	2.50%
Volatility	88.74%	91.00%	74.00%
Expected life	6 years	7 years	7 years
Expected dividend yield	0%	0%	0%

Stock-based compensation costs are as follows (in millions):

	Years Ended December 31,		
	2010	2009	2008
Selling, general and administrative	$ 2.9	$ 2.6	$ 3.0
Research and development	1.0	1.2	1.0
Stock-based compensation costs	$ 3.9	$ 3.8	$ 4.0

Restricted Stock Awards

During the years ended December 31, 2010, 2009 and 2008, we granted a total of 159,152, 159,434 and 170,817 shares of restricted common stock, respectively, to employees under the 2004 Stock Plan. Restrictions on these shares will expire and related charges are being amortized as earned over the vesting period of four years.

The amount of unearned compensation recorded is based on the market value of the shares on the date of issuance. Expenses related to the vesting of restricted stock were $0.5 million, $0.6 million and $0.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, there was approximately $0.8 million of unamortized compensation cost related to restricted stock awards, which is expected to be recognized ratably over the vesting period of four years.

5. Commitments and Contingencies

Legal

Bromfenac Royalty Litigation: We initiated legal action in April 2010, against Senju, seeking a declaratory judgment with regard to our XIBROM royalty obligations to Senju and a recovery of overpaid royalties and other damages from Senju. The only U.S. patent applicable to XIBROM expired in January 2009 and, according to U.S. case law and the terms of our agreement with Senju, we believe no XIBROM royalties are due after patent expiration. In August 2010, the U.S. District Court for the Central District of California stayed our action against Senju, and in September 2010, Senju initiated an arbitration proceeding regarding the same dispute with the International Chamber of Commerce, or ICC. The order staying our action against Senju will not become appealable until after the arbitration is concluded, and a judgment is entered in the court case. A declaratory judgment that we were seeking from the court in regard to royalty obligations to Senju may apply not only to XIBROM, but also to BROMDAY, which was approved by the FDA in October 2010. The arbitration proceeding is in its early stages.

In June 2010, we initiated a legal action by filing a Complaint against AcSentient, Inc. and AcSentient II, LLC, which we collectively refer to as AcSentient, seeking a declaratory judgment with regard to our XIBROM royalty obligations under the Asset Purchase Agreement dated May 3, 2002 between us and AcSentient, Inc. The only U.S. patent applicable to XIBROM expired in January 2009 and, according to U.S. case law and the terms of our agreement with AcSentient, Inc., we believe no XIBROM royalties are due after patent expiration. A declaratory judgment that we are seeking from the court in regard to royalty obligations to AcSentient may apply not only to XIBROM, but also to BROMDAY, approved by the FDA in October 2010. In November 2010, the Superior Court of the State of California, County of Orange stayed our case against AcSentient and ruled that the dispute has to be arbitrated. We will have an opportunity to appeal that court ruling after the final judgment is entered by the court. On January 24, 2011, AcSentient filed a request for arbitration with the ICC. As AcSentient's arbitration request was only recently filed, we are in the process of considering our response.

There can be no assurance about when these two disputes will be resolved, and we cannot predict the final outcome and financial impact of either. Until these two disputes are resolved, for accounting purposes, the company has been and intends to continue to reserve for XIBROM and BROMDAY royalties, which would have been payable to Senju and AcSentient if the relevant contractual royalty obligations were existing and enforceable. As of December 31, 2010, we had $22.8 million reserved for such contingent XIBROM and BROMDAY royalties.

Subpoenas From the U.S. Attorney, Western District of New York. In April 2008, we received subpoenas from the office of the U.S. Attorney for the Western District of New York requesting information regarding the marketing activities related to XIBROM. From April 2008 through December 31, 2010, we have incurred approximately $3.8 million in legal fees associated with this matter and expect to incur significant expenses in the future. In addition, if the government chooses to engage in civil litigation or initiate a criminal prosecution against us as a result of its review of the requested documents and other evidence, we may have to incur significant amounts to defend such action or pay or incur substantial fines or penalties, either of which could significantly deplete our cash resources. The case is ongoing and the likelihood of an unfavorable outcome and/or the amount/range of loss, if any, cannot be reasonably estimated.

TRICARE Retail Pharmacy Program. Section 703 of the National Defense Authorization Act of 2008, enacted on January 28, 2009, requires that pharmaceutical products purchased through the Department of Defense, or DoD, TRICARE Retail Pharmacy program be subject to the Federal Ceiling Price discount under the Veterans Health Care Act of 1992. DoD issued a rule pursuant to Section 703 that requires manufacturers to provide DoD with a quarterly refund on pharmaceutical products utilized through the TRICARE Retail Pharmacy program, and to pay rebates to DoD on TRICARE Retail Pharmacy purchases retroactive to January 28, 2008. We have requested a waiver of the retroactive rebate for TRICARE Retail Pharmacy utilization for the period from January 28, 2008 to May 26, 2009 (the effective date of the DoD rule). In addition, the regulation is currently the subject of litigation, and it is our position that the retroactive application of the regulation is contrary to established case law. We have determined that payment of the retroactive rebate (from January 28, 2008 to May 26, 2009) created by the regulation is neither reasonably estimable nor probable as of December 31, 2010.

We are involved in other claims and legal proceedings incidental to our business from time to time. Except as described immediately above, we do not believe that pending actions or proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows, and adequate provision has been made for the resolution of such actions and proceedings.

Debt and Lease Commitments

We lease our corporate and laboratory facilities and certain equipment under various operating leases. Provisions of the facilities lease provide for abatement of rent during certain periods and escalating rent payments during the term. Rent expense is recognized on a straight-line basis over the term of the lease. Accordingly, rent expense recognized in excess of rent paid is reflected as deferred rent. Additionally, we are required to pay taxes, insurance and maintenance expenses related to the building. Rent expense on the facilities and equipment during 2010, 2009 and 2008 was $1.2 million, $0.8 million and $0.8 million, respectively.

Future annual minimum payments under our facility leases and operating leases are as follows (in thousands):

Years Ending December 31:	
2011	$ 1,063
2012	1,026
2013	955
2014	792
2015	821
Thereafter	2,117
Total	$ 6,774

Scheduled maturities of capital leases, debt, amounts borrowed under the Revolving Credit Facility and Facility Agreement as of December 31, 2010, are as follows (in thousands):

Years Ending December 31:	
2011	$ 34,658
2012	21,537
2013	22,138
2014	14
2015	—
Thereafter	—
	78,347
Unamortized discount on Facility Agreement	(5,013)
Embedded derivative on Facility Agreement	169
Total	$ 73,503

Milestones

In addition to the above, we are committed to make potential future milestone payments to third parties as part of our in-licensing and development programs. Milestone payments under these agreements generally become due and payable only upon achievement of certain development, regulatory and/or commercial milestones. Because the achievement of these milestones is neither probable nor reasonably estimable, such contingencies have not been recorded on our consolidated balance sheet. As of December 31, 2010, the maximum potential future milestone payments to third parties are $27.0 million, including a milestone of $2 million upon achievement of cumulative net revenues of $50 million of BEPREVE.

Executive Employment Agreements

We have agreements with each of our officers which provides that any unvested stock options and restricted shares then held by such officer will become fully vested and, with respect to stock options, immediately exercisable, in the event of a change in control of the Company and, in certain instances, if within twenty-four months following such change in control such officer's employment is terminated by the Company without cause or such officer resigns for good reason within sixty days of the event forming the basis for such good reason termination.

6. Income Taxes

We account for income taxes under the Income Tax Topic of the FASB Accounting Standards Codification. As of December 31, 2010 and 2009, there are no unrecognized tax benefits included in the consolidated balance sheets that would, if recognized, affect the effective tax rate.

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. We had no accrual for interest or penalties on our consolidated balance sheets at December 31, 2010 and 2009, respectively and have not recognized interest and/or penalties in the consolidated statement of operations for the year ended December 31, 2010.

We are subject to taxation in the United States and various state jurisdictions. Our tax years for 2007 and forward are subject to examination by federal tax authorities, as are the years 2006 and forward by state tax authorities. Net operating loss carryforwards from the years 1995 forward are also subject to adjustment.

At December 31, 2010, we had net deferred tax assets of $42.9 million. Due to uncertainties surrounding our ability to generate future taxable income to realize these assets, a full valuation has been established to offset the net deferred tax asset. Additionally, the future utilization of our net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation, pursuant to Internal Revenue Code Sections 382 and 383, as a result of ownership changes that may have occurred previously or that could occur in the future. We have not completed a Section 382 analysis to determine the limitation of the net operating loss and research and development credit carry forwards. Until this analysis has been performed, we have removed the deferred tax assets for federal net operating losses and research and development credits of $68.8 million and $7.8 million for state net operating losses and research and development credits generated through 2010 from the deferred tax asset schedule, and have recorded a corresponding decrease to the valuation allowance. When this analysis is finalized, we plan to update our unrecognized tax benefits. Due to the existence of the valuation allowance, future changes in our unrecognized tax benefits will not impact our effective tax rate.

We generated net taxable income for the year ended December 2010, primarily as a result of temporary differences related to accrued expenses. We utilized net operating loss carryforwards and research and development tax credits to offset our tax liabilities. At December 31, 2010, we had federal and state net operating loss carryforwards of approximately $117.5 million and $72.3 million, respectively, after utilizing $17.8 million to offset taxable income in 2010 and limiting our net operating loss carryforwards due to previous ownership changes under Internal Revenue Code Section 382. Federal tax loss carryforwards continue to expire in 2011 unless previously utilized. California tax loss carryforwards begin to expire in 2012, unless previously utilized. In addition, we have Federal and California research and development tax credit carryforwards of $10.1 million and $6.2 million, respectively. The Federal research and development credit carryforwards will begin to expire in 2011 unless previously utilized. The California research and development credit carryforwards carry forward indefinitely.

Our deferred tax asset was $42.9 million for 2010 as compared to $46.3 million for 2009, or a decrease of $3.4 million. Significant components of our deferred tax assets as of December 31, 2010 and 2009 are listed below. A valuation allowance of $42.9 million and $46.3 million at December 31, 2010 and 2009, respectively, has been recognized to offset the net deferred tax assets as realization of such assets is uncertain. Our valuation allowance changed by $3.4 million, $0.1 million and $8.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. A summary of the components of our deferred taxes follows (in thousands):

	December 31,	
	2010	2009
Deferred tax asset:		
Capitalized research and development	$ 25,407	$ 39,465
Stock-based compensation	3,894	3,785
Accruals and other, net	13,610	3,071
Total deferred tax asset	42,911	46,321
Valuation allowance for deferred tax assets	(42,911)	(46,321)
	$ —	$ —

A portion of the net operating loss carryforwards as of December 31, 2010 include amounts related to stock option deductions. Any excess tax benefits from stock-based compensation are only realized when income taxes payable is reduced, with the corresponding credit posted to additional paid-in capital.

7. Employee Benefit Plan

We have a 401(k) Savings Plan covering substantially all employees that have been employed for one month and meet certain age requirements. Employees may contribute up to 92% of their compensation per year (subject to a maximum limit by federal tax law). In 2010, we provided matching contributions equal to 25% of the first 6% of contributed salary. Employer contributions were $0.3 million, $0.2 million and $0.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

8. Senju Agreements

In May 2002, we acquired certain of the assets of AcSentient, Inc., or AcSentient, which included exclusive U.S. development, manufacturing and marketing rights for ISTALOL and XIBROM. ISTALOL and XIBROM were originally licensed by AcSentient from Senju.

In November 2004, we entered into another license agreement with Senju under which Senju granted to us exclusive U.S. ophthalmic rights to ecabet sodium.

In 2006, we entered into three additional license agreements with Senju under which Senju has granted us exclusive North American ophthalmic rights for BEPREVE, various prostaglandin products and iganidipine.

In December 2009, we renegotiated with Senju our bromfenac rights to include, among other things, the expansion of our territory to include Canada and Mexico.

Generally, under the terms of our agreements with Senju, we are responsible for all costs associated with developing products covered by the licensed rights in ophthalmology for the United States and, with respect to XIBROM (and now BROMDAY), BEPREVE, prostaglandins and iganidipine, North America, including clinical trials, regulatory filings, manufacturing, and, if the product is approved, marketing and sales activities.

We have paid to Senju non-refundable milestone payments of $4 million, in the aggregate, relating to the development process and regulatory approval of both ISTALOL and XIBROM and are required to pay royalties on the sales of products that are covered by Senju's patent rights.

We have paid to Senju non-refundable milestone payments of $4 million , in the aggregate, relating to the development process and regulatory approval of BEPREVE and are required to pay royalties and milestones on the sales for the products that are covered by Senju's patent rights.

We will be required to pay to Senju non-refundable milestone payments of up to $3 million, in the aggregate, if all such milestones relating to the development process and regulatory approval of ecabet sodium are accomplished, and royalties on future product sales covered by Senju's patent rights.

We will be required to pay Senju non-refundable milestone payments of approximately $8 million, in the aggregate, if all such milestones relating to the development process and regulatory approval of iganidipine are accomplished, and royalties on future sales of products covered by Senju's patent rights.

We will be required to pay Senju non-refundable milestone payments of approximately $8 million, in the aggregate, some of which have been paid, if all such milestones relating to the development process and regulatory approval of a prostaglandin product are accomplished, and royalties on future sales of products covered by Senju's patent rights.

See Note 5 of the Notes to the Consolidated Financial Statements.

9. Mitsubishi Tanabe Agreement

In September 2007, we licensed exclusive North American rights to nasal dosage forms of bepotastine, an investigational product for the treatment of allergy symptoms, from Mitsubishi Tanabe Pharma Corporation (formerly Tanabe Seiyaku Co., Ltd.), or Mitsubishi Tanabe. Under the terms of the license agreement with Mitsubishi Tanabe we paid an upfront payment to Mitsubishi Tanabe of $2.0 million, and will make additional payments based on achievement of development and approval milestones, and royalties on future product sales. We are responsible for all costs associated with developing nasal bepotastine in North America, including clinical trials, FDA filings, manufacturing, and, if the product is approved, marketing and sales activities. We also obtained the right to develop other nasal bepotastine products, including a fixed combination with a steroid, and a future right to negotiate for a North American license to oral dosage forms of bepotastine for allergy treatment.

10. Quarterly Results of Operations (unaudited)

The following table sets forth a summary of our unaudited quarterly operating results for each of the last eight quarters in the period ended December 31, 2010. This data has been derived from our unaudited consolidated interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this report and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read in conjunction with our financial statements and notes thereto included elsewhere in this report. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period (in thousands except earnings per share).

	Quarter Ended							
	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009
	(Unaudited)							
Revenues:								
Product sales, net	$ 51,133	$ 42,020	$ 35,068	$ 28,304	$ 34,284	$ 29,080	$ 23,884	$ 20,345
License revenue	—	—	—	—	—	2,917	69	69
Total revenues	51,133	42,020	35,068	28,304	34,284	31,997	23,953	20,414
Cost of products sold	12,437	9,678	8,209	7,284	8,631	7,304	6,214	5,129
Gross profit margin	38,696	32,342	26,859	21,020	25,653	24,693	17,739	15,285
Costs and expenses:								
Research and development	8,150	7,945	5,031	4,803	5,261	6,257	6,644	6,742
Selling, general and administrative	22,249	19,614	19,900	20,868	17,503	13,187	12,708	12,979
Total costs and expenses	30,399	27,559	24,931	25,671	22,764	19,444	19,352	19,721
Income (loss) from operations	8,297	4,783	1,928	(4,651)	2,889	5,249	(1,613)	(4,436)
Other expense, net	(16,724)	(28,299)	24,239	5,127	(3,468)	(6,166)	(35,033)	(15,176)
Net income (loss)	$ (8,427)	$(23,516)	$ 26,167	$ 476	$ (579)	$ (917)	$(36,646)	$(19,612)
Net income (loss) per common share, basic	$ (0.25)	$ (0.70)	$ 0.78	$ 0.01	$ (0.02)	$ (0.03)	$ (1.10)	$ (0.59)
Net income (loss) per common share, diluted	$ (0.25)	$ (0.70)	$ 0.61	$ 0.01	$ (0.02)	$ (0.03)	$ (1.10)	$ (0.59)

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Additions	Deductions	Balance at end of year
		(in thousands)		
Allowance for Rebates and Chargebacks:				
Year ended December 31, 2010	$ (4,779)	$ (21,209)	$ 16,715	$ (9,273)
Year ended December 31, 2009	(2,074)	(13,298)	10,593	(4,779)
Year ended December 31, 2008	(1,501)	(5,612)	5,039	(2,074)
Allowance for Product Returns				
Year ended December 31, 2010	$ (5,509)	$ (5,150)	$ 2,036	$ (8,623)
Year ended December 31, 2009	(3,241)	(4,927)	2,659	(5,509)
Year ended December 31, 2008	(1,738)	(3,549)	2,046	(3,241)
Allowance for Doubtful Accounts				
Year ended December 31, 2010	$ (94)	$ —	$ 93	$ (1)
Year ended December 31, 2009	(134)	13	27	(94)
Year ended December 31, 2008	(187)	(258)	311	(134)

EXHIBIT INDEX

Exhibit Number	Description
2.1	Asset Purchase and Sale Agreement dated May 3, 2002, by and between the Registrant and AcSentient, Inc. (Incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K filed with the Commission on May 6, 2002).
3.1	Restated Certificate of Incorporation of Registrant (Incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Commission on March 7, 2003).
3.2	Certificate of Correction to Restated Certificate of Incorporation of Registrant (Incorporated by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Commission on March 7, 2003).
3.3	Second Certificate of Correction to Restated Certificate of Incorporation of Registrant (Incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed with the Commission on August 31, 2005).
3.4	Amended and Restated Bylaws of Registrant (Incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed with the Commission on October 31, 2006).
4.1	Specimen common stock certificate (Incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-1/A (File No. 333-34120) filed with the Commission on August 7, 2000).
4.2	Preferred Stock Rights Agreement dated as of December 31, 2001, by and between the Registrant and Mellon Investor Services LLC, as rights agent (Incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form 8-A (File No. 000-31255) filed with the Commission on January 22, 2002).
4.3	First Amendment to the Preferred Stock Rights Agreement dated as of November 18, 2002, by and between the Registrant and Mellon Investor Services LLC, as rights agent (Incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form 8-A12G/A (File No. 000-31255) filed with the Commission on November 19, 2002).
4.4	Second Amendment to the Preferred Stock Rights Agreement, dated June 23, 2006, by and between the Registrant and U.S. Stock Transfer Corporation (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Commission on June 28, 2006).
10.1	1993 Stock Plan and forms of agreements thereunder (Incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form S-1 (File No. 333-34120) filed with the Commission on April 5, 2000). (2)
10.2	2000 Stock Plan (Amended and Restated) (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2003, filed with the Commission on August 14, 2003). (2)
10.3	Forms of agreements under 2000 Stock Plan (Incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form S-1 (File No. 333-34120) filed with the Commission on April 5, 2000). (2)
10.4	2009 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on December 11, 2009). (2)
10.5	Fourth Amendment and Restatement to the 2004 Performance Incentive Plan (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Commission on December 11, 2009). (2)
10.6	Form of Stock Option Agreement under 2004 Performance Incentive Plan (Incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the Commission on August 31, 2005). (2)
10.7	Form of Restricted Stock Purchase Agreement under 2004 Performance Incentive Plan (Incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed with the Commission on August 31, 2005). (2)
10.8	Form of Indemnification Agreement by and between the Registrant and certain executive officers and directors of Registrant (Incorporated by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Commission on March 6, 2006). (2)

Exhibit Number	Description
10.8.1	Schedule of Parties to Indemnification Agreement (Incorporated by reference to Exhibit 10.10.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Commission on March 7, 2008).
10.9	Lease dated March 12, 2010 by and between the Registrant and The Irvine Company, LLC, for the lease of the office space located at 50 Technology Drive, Irvine, California (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Commission on March 18, 2010).
10.10	First Amendment to Lease dated October 21, 2010 by and between the Registrant and The Irvine Company, LLC, for the lease of the office space located at 50 Technology Drive, Irvine, California. (4)
10.11	License Agreement dated as of December 13, 2001, by and between Otsuka Pharmaceutical Co., Ltd., and the Registrant (Incorporated by reference to Exhibit 10.21 of the Registrant's Current Report on Form 8-K filed with the Commission on January 2, 2002). (1)
10.12	Executive Employment Agreement dated March 13, 2006, by and between Vicente Anido, Jr., Ph.D. and the Registrant (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Commission on March 15, 2006). (2)
10.13	Executive Employment Agreement dated February 10, 2003, by and between Lauren P. Silvernail and the Registrant (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2003, filed with the Commission on May 15, 2003). (2)
10.14	Form of Executive Employment Agreement by and between the Registrant and certain executive officers of the Registrant, each entered into on March 13, 2006 (Incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the Commission on March 15, 2006). (2)
10.14.1	Schedule of Parties to Executive Employment Agreement (Incorporated by reference to Exhibit 10.21.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Commission on March 7, 2008).
10.15	Stand-Alone Stock Option Agreement dated December 21, 2001, by and between Vicente Anido, Jr., Ph.D. and the Registrant (Incorporated by reference to Exhibit 10.28 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on April 1, 2002). (2)
10.16	Change of Control Severance Agreement dated February 20, 2003 by and between Lauren Silvernail and the Registrant (Incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Commission on March 6, 2006). (2)
10.17	Individual Non-Qualified Stock Option Agreement dated July 1, 2002, by and between Thomas A. Mitro and the Registrant (Incorporated by reference to Exhibit 99.1 of the Registrant's Registration Statement on Form S-8 (File No. 333-103279) filed with the Commission on February 18, 2003). (2)
10.18	Individual Non-Qualified Stock Option Agreement dated August 5, 2002, by and between Kirk McMullin and the Registrant (Incorporated by reference to Exhibit 99.2 of the Registrant's Registration Statement on Form S-8 (File No. 333-103279) filed with the Commission on February 18, 2003). (2)
10.19	Bausch & Lomb Pharmaceuticals, Inc. Contract Manufacturing Supply Agreement dated February 6, 2003, by and between Bausch & Lomb Pharmaceuticals, Inc. and the Registrant (Incorporated by reference to Exhibit 10.37 of the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002, filed with the Commission on June 4, 2003). (1)
10.20	Bausch & Lomb Pharmaceuticals, Inc. Contract Manufacturing Supply Agreement dated November 25, 2002, by and between Bausch & Lomb Pharmaceuticals, Inc. and the Registrant (Incorporated by reference to Exhibit 10.38 of the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002, filed with the Commission on June 4, 2003). (1)
10.21	Agreement dated April 17, 2002, by and between Senju Pharmaceutical Co., Ltd. and AcSentient, Inc. (Incorporated by reference to Exhibit 10.43 of the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002, filed with the Commission on June 4, 2003). (1)
10.22	Amendment to Timolol Agreement dated August 13, 2002, by and between Senju Pharmaceutical Co., Ltd. and the Registrant (Incorporated by reference to Exhibit 10.46 of the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002, filed with the Commission on April 30, 2003). (1)

Exhibit Number	Description
10.23	License Agreement dated March 7, 2002, by and between Senju Pharmaceutical Co., Ltd and AcSentient, Inc. (Incorporated by reference to Exhibit 10.42 of the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002, filed with the Commission on June 4, 2003). (1)
10.24	Amendment to Bromfenac License Agreement dated August 13, 2002, by and between Senju Pharmaceutical Co., Ltd and the Registrant (Incorporated by reference to Exhibit 10.45 of the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 2002, filed with the Commission on April 30, 2003). (1)
10.25	Second Amendment to Bromfenac License Agreement dated May 31, 2006, by and between Senju Pharmaceutical Co., Ltd and the Registrant (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Commission on June 2, 2006).
10.26	Letter Agreement, dated December 11, 2009, by and between Senju Pharmaceutical Co., Ltd and the Registrant (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Commission on December 17, 2009).
10.27	Letter Agreement, dated December 11, 2009, by and between Senju Pharmaceutical Co., Ltd and the Registrant (Incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the Commission on December 17, 2009). (1)
10.28	License Agreement dated November 17, 2004, by and between the Registrant and Senju Pharmaceuticals Co., Ltd. (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K/A filed with the Commission on December 28, 2004). (1)
10.29	Supply Agreement dated August 30, 2004, by and between the Registrant and Alliance Medical Products, Inc. (Incorporated by reference to Exhibit 10.45 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005). (1)
10.30	Exclusive License Agreement dated June 12, 2006, by and between the Registrant and Senju Pharmaceutical Co., Ltd. (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Commission on June 16, 2006). (1)
10.31	Exclusive License Agreement dated June 12, 2006, by and between the Registrant and Senju Pharmaceutical Co., Ltd. (Incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the Commission on June 16, 2006). (1)
10.32	Exclusive License Agreement dated August 1, 2006, by and between the Registrant and Senju Pharmaceutical Co., Ltd. (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Commission on August 3, 2006). (1)
10.33	Form of Purchase Agreement (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Commission on June 27, 2007).
10.34	Exclusive License Agreement dated September 25, 2007, by and between Registrant and Mitsubishi Tanabe Pharma Corporation (formerly Tanabe Seiyaku Co., Ltd.) (Incorporated by reference to Exhibit 10.47 of the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed with the Commission on November 6, 2007). (1)
10.35	Form of Warrant to purchase shares of common stock of Registrant (Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed with the Commission on September 30, 2008).
10.36	Facility Agreement dated September 26, 2008 by and between the Registrant and certain lenders named therein (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Commission on September 30, 2008).
10.37	Amendment dated September 26, 2008 by and between the Registrant and Highbridge International LLC (Incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the Commission on September 30, 2008).

Exhibit Number	Description
10.38	Registration Rights Agreement dated September 26, 2008 by and between the Registrant and certain investors named therein (Incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed with the Commission on September 30, 2008).
10.39	Security Agreement dated September 26, 2008 by and between the Registrant and certain secured parties named therein (Incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed with the Commission on September 30, 2008).
10.40	Amended and Restated Loan and Security Agreement dated February 23, 2011 by and between Silicon Valley Bank and the Registrant. (4)
23.1	Consent of Independent Registered Public Accounting Firm. (4)
23.2	Consent of Independent Registered Public Accounting Firm. (4)
24.1	Power of Attorney (included in the signature page).
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934. (4)
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934. (4)
32.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350. (3)
32.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b)/15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350. (3)

(1) Portions of this exhibit are omitted and were filed separately with the Secretary of the Commission pursuant to ISTA's application requesting confidential treatment under Rule 24b-2 of the Exchange Act of the Securities Exchange Act of 1934.

(2) These exhibits are identified as management contracts or compensatory plans or arrangements of the Registrant pursuant to Item 15(a)(3) of Form 10-K.

(3) Furnished herewith and not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

(4) Filed herewith.

Exhibit 10.10

FIRST AMENDMENT TO LEASE

I. PARTIES AND DATE.

This First Amendment to Lease (the "**Amendment**") dated October 21, 2010, is by and between THE IRVINE COMPANY LLC, a Delaware limited liability company (**Landlord'**), and ISTA PHARMACEUTICALS, INC., a Delaware corporation ("**Tenant**").

II. RECITALS.

On March 12, 2010, Landlord and Tenant entered into a lease ('Lease") for space in a building located at 50 Technology Drive, Irvine, California (**Premises'**).

Landlord and Tenant each desire to modify the Lease to make such modifications as are set forth in "III. MODIFICATIONS" next below.

III. MODIFICATIONS.

A. Basic Lease Provisions. The Basic Lease Provisions are hereby amended as follows:

1. Item 4 is hereby deleted in its entirety and substituted therefor shall be the following:

   "Commencement Date: See Section 3.1 of the Lease."

2. Item 5 is hereby deleted in its entirety and substituted therefor shall be the following:

   "2. Expiration Date" December 31, 2017,"

3, Item 6 is hereby deleted in its entirety and substituted therefor shall be the following:

   "Basic Rent: Commencing January 1, 2011, the Basic Rent shall be Sixty Thousand Five Hundred Forty-Seven Dollars ($60,547.00) per month, based on $1.00 per rentable square foot.

   Basic Rent is subject to adjustment as follows:

   Commencing January 1, 2012, the Basic Rent shall be Sixty Two Thousand Three Hundred Sixty-Three Dollars ($62,363.00) per month, based on $1.03 per rentable square foot.

   Commencing January 1, 2013, the Basic Rent shall be Sixty Four Thousand One Hundred Eighty Dollars ($64,180.00) per month, based on $1.06 per rentable square foot.

   Commencing January 1, 2014, the Basic Rent shall be Sixty Five Thousand Nine Hundred Ninety-Six Dollars ($65,996.00) per month, based on $1.09 per rentable square foot.

   Commencing January 1, 2015, the Basic Rent shall be Sixty Eight Thousand Four Hundred Eighteen Dollars ($68,418.00) per month, based on $1.13 per rentable square foot.

   Commencing January 1, 2016, the Basic Rent shall be Seventy Thousand Two Hundred Thirty-Five Dollars ($70,235.00) per month, based on $1.16 per rentable square foot.

   Commencing January 1, 2017, the Basic Rent shall be Seventy Two Thousand Fifty-One Dollars ($72,051.00) per month, based on $1.19 per rentable square foot.

B. General. Section 3.1 of the Lease is hereby deleted in its entirety and substituted therefor shall be the following:

"SECTION 3.1. GENERAL. The Term of this Lease ("**Term**') shall commence (**"Commencement Date"**) on the "Substantial Completion Date" (as hereinafter defined), but not sooner than January 1, 2011. The "**Expiration Date**" of the Term of this Lease shall be as set forth in Item 5 of the Basic Lease Provisions. Prior to Tenant's taking of possession of the Premises, the parties shall memorialize on a form provided by Landlord the actual Commencement Date of this Lease. Tenant's failure to execute that form shall not affect the validity of Landlord's determination of those dates or Tenant's obligation to pay rent hereunder. As used herein, the "**Substantial Completion Date**" shall mean the date that both the Tenant Improvements constructed by Landlord pursuant to the attached Work Letter (the '**Tenant Improvements**') and the Landlord's Work constructed pursuant to the Work Letter (the "**Work Letter**') are substantially completed but for minor punch list matters, any requisite temporary or permanent certificate of occupancy has been issued for the Premises by the City of Irvine, and the Premises, as so improved, are tendered to Tenant. If the Substantial Completion Date occurs prior to January 1, 2011 and if Tenant elects to commence its normal business operations in the Premises prior to January 1, 2011, then Tenant shall give written notice of such election to Landlord on or about the date that Tenant's normal business operations in the Premises actually commence, and Tenant shall then pay Basic Rent in the amount of Eighteen Thousand One Hundred Sixty-Four Dollars ($18,164.00) per month, based on $.30 per rentable square foot of the Premises (the "**Early Occupancy Rent"**), and prorated for the period commencing with the date of commencement of Tenant's normal business operations in the Premises (the "**Early Occupancy Date"**) through and including December 31, 2010. Tenant shall receive a credit in the amount of the Early Occupancy Rent against the installment of the first full month's Basic Rent and estimated Tenant's Share of Operating Expenses that was delivered to Landlord *concurrently with* Tenant's execution of this Lease, and then Tenant shall pay to Landlord on or about January 4, 2011, the amount of the Early Occupancy Rent in order to replenish such amount credited from the first full month's payment already delivered to Landlord,"

C. Delay in Possession. Section 3.2 of the Lease is hereby deleted in its entirety and substituted therefor shall be the following:

"SECTION 3.2 DELAY IN POSSESSION. If Landlord, for any reason whatsoever, cannot deliver possession of the Premises to Tenant on or before January 1, 2011, this Lease shall not *be* void or voidable nor shall Landlord be liable to Tenant for any resulting loss or damage. However, Tenant shall not be liable for any rent until the Commencement Date of this Lease has occurred as provided in Section 3.1 above, exert that if Landlord cannot so tender possession of the Premises due to any action or inaction of Tenant (including without limitation any "Tenant Delay" described in the Work Letter attached to this Lease), then the Commencement Date shall be deemed to have occurred on the date Landlord would have been able to deliver the Premises to Tenant but for Tenant's action or inaction, including without limitation any Tenant Delay described in the attached Work Letter, but not sooner than January 1, 2011.

Notwithstanding anything to the contrary contained in this Section 3.2, if for any reason other than "Tenant Delays" (as defined in the Work Letter attached hereto), or other matters beyond Landlord's reasonable control, the actual Commencement Date has not occurred by April 30, 2011, then Tenant may, by written notice to Landlord given at any time thereafter but prior to the actual occurrence of the Commencement Date, elect to terminate this Lease. Notwithstanding the foregoing, if at any time during the construction period, Landlord reasonably believes that the Commencement Date will not occur on or before April 30, 2011, Landlord may notify Tenant in writing of such fact and of a new outside date on or before which the Commencement Date will occur, and Tenant must elect within ten (10) days of receipt of such notice to either terminate this Lease or waive its right to terminate this Lease provided the Commencement Date occurs on or prior to the new outside date established by Landlord in such notice to Tenant. Tenant's failure to elect to terminate this Lease within such ten (10) day period shall be deemed Tenant's waiver of its right to terminate this Lease as provided in this paragraph as to the previous outside date, but not as to the new outside date established by said notice."

IV. GENERAL.

A. Effect of Amendments. The Lease shall remain in fall force and effect except to the extent that it is modified by this Amendment.

B. Entire Agreement. This Amendment embodies the entire understanding between Landlord and Tenant with respect to the modifications set forth in "III. MODIFICATIONS" above and can be changed only by a writing signed by Landlord and Tenant.

C. Counterparts. If this Amendment is executed in counterparts, each is hereby declared to be an original; all, however, shall constitute but one and the same amendment. In any action or proceeding, any photographic, photostatic, or other copy of this Amendment may be introduced into evidence without foundation.

D. Defined Terms. All words commencing with initial capital letters in this Amendment and defined in the Lease shall have the same meaning in this Amendment as in the Lease, unless they are otherwise defined in this Amendment.

E. Corporate and Partnership Authority. If Tenant is a corporation or partnership, or is comprised of either or both of them, each individual executing this Amendment for the corporation or partnership represents that he or she is duly authorized to execute and deliver this Amendment on behalf of the corporation or partnership and that this Amendment is binding upon the corporation or partnership in accordance with its terms.

F. SDN List. Tenant hereby represents and warrants that neither Tenant nor any officer, director, employee, partner, member or other principal of Tenant (collectively, "**Tenant Parties**') is listed as a Specially Designated National and Blocked Person ("**SDN**') on the list of such persons and entities issued by the U.S. Treasury Office of Foreign Assets Control (OFAC). In the event Tenant or any Tenant Party is or becomes listed as an SDN, Tenant shall be deemed in breach of this Lease and Landlord shall have the right to terminate this Lease immediately upon written notice to Tenant.

V. EXECUTION.

Landlord and Tenant executed this Amendment on the date as set forth in "I. PARTIES AND DATE." above.

LANDLORD:

THE. IRVINE COMPANY LLC
a Delaware limited liability company

By: /s/ Douglas G. Holte
Douglas G. Holte, President
Office Properties

By: /s/ Jeanne M. Lazar
Jeanne M. Lazar
Senior Vice President, Finance

TENANT:

ISTA PHARMACEUTICALS, INC.
a Delaware corporation

By: /s/ Lauren Silvernail
Name: Lauren Silvernail
Title: CFO

By: /s/ Vince Anido
Name: Vince Anido
Title: CEO

EXHIBIT 10.40

AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT

THIS AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT (this **"Agreement"**) dated as of the Effective Date between **SILICON VALLEY BANK**, a California corporation (**"Bank"**), and **ISTA PHARMACEUTICALS, INC.**, a Delaware corporation (**"Borrower"**), amends, restates and supersedes (but does not act as a novation of) that certain Loan and Security Agreement dated as of December 16, 2005, and provides the terms on which Bank shall lend to Borrower and Borrower shall repay Bank. The parties agree as follows:

1. ACCOUNTING AND OTHER TERMS

Accounting terms not defined in this Agreement shall be construed following GAAP. Calculations and determinations must be made following GAAP. Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in Section 13. All other terms contained in this Agreement, unless otherwise indicated, shall have the meaning provided by the Code to the extent such terms are defined therein.

2. LOAN AND TERMS OF PAYMENT

2.1 **Promise to Pay**. Borrower hereby unconditionally promises to pay Bank the outstanding principal amount of all Credit Extensions and accrued and unpaid interest thereon as and when due in accordance with this Agreement.

2.2 **Advances and Credit Extensions.**

2.2.1 Revolving Advances.

(a) Availability. Subject to the terms and conditions of this Agreement, Bank shall make Advances not exceeding the Revolving Line. Amounts borrowed under the Revolving Line may be repaid and, prior to the Revolving Line Maturity Date, reborrowed, subject to the applicable terms and conditions precedent herein.

(b) Termination; Repayment. The Revolving Line terminates on the Revolving Line Maturity Date, when the principal amount of all Advances, the unpaid interest thereon, and all other Obligations relating to the Revolving Line shall be immediately due and payable.

2.2.2 Letters of Credit Sublimit.

(a) As part of the Revolving Line, Bank shall issue or have issued Letters of Credit for Borrower's account. The face amount of outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit and any Letter of Credit Reserve) may not exceed $2,000,000, minus the FX Reserve and minus the amount outstanding under the Cash Management Services Sublimit ("Letter of Credit Sublimit"). Such aggregate amounts utilized hereunder shall at all times reduce the amount otherwise available for Credit Extensions under the Revolving Line. If, on the Revolving Maturity Date, there are any outstanding Letters of Credit, then on such date Borrower shall provide to Bank cash collateral in an amount equal to 105% of the face amount of all such Letters of Credit plus all interest, fees, and costs due or to become due in connection therewith (as estimated by Bank in its good faith business judgment), to secure all of the Obligations relating to said Letters of Credit. All Letters of Credit shall be in form and substance acceptable to Bank in its sole discretion and shall be subject to the terms and conditions of Bank's standard Application and Letter of Credit Agreement (the "Letter of Credit Application"). Borrower agrees to execute any further documentation in connection with the Letters of Credit as Bank may reasonably request. Borrower further agrees to be bound by the regulations and interpretations of the issuer of any Letters of Credit guarantied by Bank and opened for Borrower's account or by Bank's interpretations of any Letter of Credit issued by Bank for Borrower's account, and Borrower understands and agrees that Bank shall not be liable for any error, negligence, or mistake, whether of omission or commission, in following Borrower's instructions or those contained in the Letters of Credit or any modifications, amendments, or supplements thereto.

(b) The obligation of Borrower to immediately reimburse Bank for drawings made under Letters of Credit shall be absolute, unconditional, and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement, such Letters of Credit, and the Letter of Credit Application.

(c) Borrower may request that Bank issue a Letter of Credit payable in a Foreign Currency. If a demand for payment is made under any such Letter of Credit, Bank shall treat such demand as an Advance to Borrower of the equivalent of the amount thereof (plus fees and charges in connection therewith such as wire, cable, SWIFT or similar charges) in Dollars at the then-prevailing rate of exchange in San Francisco, California, for sales of the Foreign Currency for transfer to the country issuing such Foreign Currency.

(d) To guard against fluctuations in currency exchange rates, upon the issuance of any Letter of Credit payable in a Foreign Currency, Bank shall create a reserve (the "Letter of Credit Reserve") under the Revolving Line in an amount equal to ten percent (10%) of the face amount of such Letter of Credit. The amount of the Letter of Credit Reserve may be adjusted by Bank from time to time to account for fluctuations in the exchange rate. The availability of funds under the Revolving Line shall be reduced by the amount of such Letter of Credit Reserve for as long as such Letter of Credit remains outstanding.

2.2.3 Foreign Exchange Sublimit. As part of the Revolving Line, Borrower may enter into foreign exchange contracts with Bank under which Borrower commits to purchase from or sell to Bank a specific amount of Foreign Currency (each, a "FX Forward Contract") on a specified date (the "Settlement Date"). FX Forward Contracts shall have a Settlement Date of at least one (1) FX Business Day after the contract date and shall be subject to a reserve of ten percent (10%) of each outstanding FX Forward Contract in a maximum aggregate amount equal to $2,000,000, minus any amounts outstanding under the Cash Management Services Sublimit and under the Letter of Credit Sublimit (the "FX Reserve"). The aggregate amount of FX Forward Contracts at any one time may not exceed ten (10) times the amount of the FX Reserve. The amount otherwise available for Credit Extensions under the Revolving Line shall be reduced by an amount equal to ten percent (10%) of each outstanding Forward Contract. Any amounts needed to fully reimburse Bank will be treated as Advances under the Revolving Line and will accrue interest at the interest rate applicable to Advances.

2.2.4 Cash Management Services Sublimit. Borrower may use up to $2,000,000, minus any amounts outstanding under the Letter of Credit Sublimit and minus the amount of the FX Reserve (the "Cash Management Services Sublimit") of the Revolving Line for Bank's cash management services which may include merchant services, direct deposit of payroll, business credit card, and check cashing services identified in Bank's various cash management services agreements (collectively, the "Cash Management Services"). The dollar amount of any Cash Management Services provided under this sublimit will reduce the amount otherwise available for Credit Extensions under the Revolving Line. Any amounts Bank pays on behalf of Borrower for any Cash Management Services will be treated as Advances under the Revolving Line and will accrue interest at the interest rate applicable to Advances.

2.3 **Overadvances**. If, at any time, the Advances under Section 2.2 exceed the Revolving Line, Borrower shall immediately pay to Bank in cash such excess.

2.4 **General Provisions Relating to the Advances**. Each Advance shall be in the form of a Prime Rate Advance. Borrower shall pay interest accrued on the Advances at the rates and in the manner set forth in Section 2.5.

2.5 **Payment of Interest on the Credit Extensions**.

(a) Computation of Interest. Interest on the Credit Extensions and all fees payable hereunder shall be computed on the basis of a 360-day year and the actual number of days elapsed in the period during which such interest accrues. In computing interest on any Credit Extension, the date of the making of such Credit Extension shall be included and the date of payment shall be excluded; provided, however, that if any Credit Extension is repaid on the same day on which it is made, such day shall be included in computing interest on such Credit Extension.

(b) Advances. Each Advance shall bear interest on the outstanding principal amount thereof from the date when made, continued or converted until paid in full at a rate per annum equal to the greater of (a) the Prime Rate plus the Prime Rate Margin, and (b) 4.50 percentage points (450 basis points). Pursuant to the terms hereof, interest on each Advance shall be paid in arrears on the first Business Day of each month. Interest shall also be paid on the date of any prepayment of any Advance pursuant to this Agreement for the portion of any Advance so prepaid and upon payment (including prepayment) in full thereof. All accrued but unpaid interest on the Advances shall be due and payable on the Revolving Line Maturity Date.

(c) Default Interest. Except as otherwise provided in Section 2.5(b), after an Event of Default, Obligations shall bear interest five percent (5.00%) above the rate effective immediately before the Event of Default (the "**Default Rate**"). Payment or acceptance of the increased interest provided in this Section 2.5(c) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Bank.

(d) Prime Rate Advances. Each change in the interest rate of the Prime Rate Advances based on changes in the Prime Rate shall be effective on the effective date of such change and to the extent of such change. Bank shall use its best efforts to give Borrower prompt notice of any such change in the Prime Rate; provided, however, that any failure by Bank to provide Borrower with notice hereunder shall not affect Bank's right to make changes in the interest rate of the Prime Rate Advances based on changes in the Prime Rate.

(e) Reserved.

(f) Debit of Accounts. Bank may debit any of Borrower's deposit accounts, including the Designated Deposit Account, for principal and interest payments when due, or any other amounts Borrower owes Bank, when due. Bank shall promptly notify Borrower after it debits Borrower's accounts. These debits shall not constitute a set-off.

2.6 **Fees**. Borrower shall pay to Bank:

(a) Commitment Fee. A fully earned, non-refundable commitment fee of $50,000, on the Effective Date;

(b) Bank Expenses. All Bank Expenses (including reasonable attorneys' fees and expenses, plus expenses, for documentation and negotiation of this Agreement) incurred through and after the Effective Date, when due.

(c) Unused Revolving Line Facility Fee. A fee (the "Unused Revolving Line Facility Fee"), payable quarterly, in arrears, on a calendar year basis, in an amount equal to 0.375% (37.5 basis points) per annum of the average unused portion of the Revolving Line, as determined by Bank. The unused portion of the Revolving Line, for the purposes of this calculation, shall include amounts reserved under the Cash Management Services Sublimit for products provided and under the Foreign Exchange Sublimit for FX Forward Contracts. Borrower shall not be entitled to any credit, rebate or repayment of any Unused Revolving Line Facility Fee previously earned by Bank pursuant to this Section notwithstanding any termination of the Agreement or the suspension or termination of Bank's obligation to make loans and advances hereunder.

(d) Letter of Credit Fee. Bank's customary fees and expenses for the issuance or renewal of Letters of Credit, each anniversary of the issuance, and the renewal of such Letter of Credit.

3. CONDITIONS OF LOANS

3.1 **Conditions Precedent to Initial Advance**. Bank's obligation to make the initial Advance is subject to the condition precedent that Bank shall have received, in form and substance satisfactory to Bank, such documents, and completion of such other matters, as Bank may reasonably deem necessary or appropriate, including, without limitation:

(a) Borrower shall have delivered duly executed original signatures to the Loan Documents to which it is a party; and

(b) Borrower shall have paid the fees and Bank Expenses then due as specified in Section 2.5 hereof.

3.2 **Conditions Precedent to all Credit Extensions**. Bank's obligations to make each Credit Extension, including the initial Credit Extension, is subject to the following:

(a) timely receipt of a Notice of Borrowing; and

(b) the representations and warranties in Section 5 shall be true in all material respects on the date of the Notice of Borrowing, and on the effective date of each Credit Extension; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date, and no Event of Default shall have occurred and be continuing or result from the Credit Extension. Each Credit Extension is Borrower's representation and warranty on that date that the representations and warranties in Section 5 remain true in all material respects; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date.

(c) in Bank's sole discretion, there has not been a Material Adverse Change.

3.3 **Covenant to Deliver**.

Borrower agrees to deliver to Bank each item required to be delivered to Bank under this Agreement as a condition to any Credit Extension. Borrower expressly agrees that the extension of a Credit Extension prior to the receipt by Bank of any such item shall not constitute a waiver by Bank of Borrower's obligation to deliver such item, and any such extension in the absence of a required item shall be in Bank's sole discretion.

3.4 **Procedures for Borrowing**.

(a) Subject to the prior satisfaction of all other applicable conditions to the making of an Advance set forth in this Agreement, each Advance shall be made upon Borrower's irrevocable written notice delivered to Bank in the form of a Notice of Borrowing, each executed by a Responsible Officer of Borrower or his or her designee or without instructions if the Advances are necessary to meet Obligations which have become due. Bank may rely on any telephone notice given by a person whom Bank believes is a Responsible Officer or designee. Borrower will indemnify Bank for any loss Bank suffers due to such reliance. Such Notice of Borrowing must be received by Bank prior to 11:00 a.m. Pacific time at least one (1) Business Day prior to the requested Funding Date, specifying:

(i) the amount of the Advance; and

(ii) the requested Funding Date;

(b) The proceeds of all such Advances will then be made available to Borrower on the Funding Date by Bank by transfer to the Designated Deposit Account and, subsequently, by wire transfer to such other account as Borrower may instruct in the Notice of Borrowing. No Advances shall be deemed made to Borrower, and no interest shall accrue on any such Advance, until the related funds have been deposited in the Designated Deposit Account.

4. **CREATION OF SECURITY INTEREST**.

4.1 **Grant of Security Interest**. Borrower hereby grants Bank, to secure the payment and performance in full of all of the Obligations, a continuing security interest in, and pledges to Bank, the Collateral, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof. Borrower represents, warrants, and covenants that the security interest granted herein is and shall at all times continue to be a first priority perfected security interest in the Collateral (subject only to Permitted Liens that may have superior priority to Bank's Lien under this Agreement). If Borrower shall acquire a commercial tort claim, Borrower shall promptly notify Bank in a writing signed by Borrower of the general details thereof and grant to Bank in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance reasonably satisfactory to Bank.

If this Agreement is terminated, Bank's Lien in the Collateral shall continue until the Obligations (other than inchoate indemnity obligations) are repaid in full in cash. Upon payment in full in cash of the Obligations and at such time as Bank's obligation to make Credit Extensions has terminated, Bank shall, at Borrower's sole cost and expense, release its Liens in the Collateral and all rights therein shall revert to Borrower.

4.2 **Authorization to File Financing Statements**. Borrower hereby authorizes Bank to file financing statements, without notice to Borrower, with all appropriate jurisdictions to perfect or protect Bank's interest or rights hereunder, including a notice that any disposition of the Collateral, by either Borrower or any other Person, shall be deemed to violate the rights of Bank under the Code. Upon termination of Bank's Lien in the Collateral in accordance with Section 4.1 above, Bank shall promptly file a termination statement terminating any financing statements filed hereunder and, if Bank does not promptly file such termination statement, Bank hereby authorizes Borrower to file such termination statement.

5. **REPRESENTATIONS AND WARRANTIES.**

Borrower represents and warrants as follows:

5.1 **Due Organization and Authorization**. Borrower and each of its Subsidiaries are duly existing and in good standing in their respective jurisdictions of formation and are qualified and licensed to do business and are in good standing in any jurisdiction in which the conduct of their business or their ownership of property requires that they be qualified except where the failure to do so could not reasonably be expected to have a material adverse effect on Borrower's business. In connection with this Agreement, Borrower has delivered to Bank a completed certificate entitled "Perfection Certificate" signed by Borrower. Borrower represents and warrants to Bank that (a) Borrower's exact legal name is that indicated on the Perfection Certificate and on the signature page hereof; (b) Borrower is an organization of the type and is organized in the jurisdiction set forth in the Perfection Certificate; (c) the Perfection Certificate accurately sets forth Borrower's organizational identification number or accurately states that Borrower has none; (d) the Perfection Certificate accurately sets forth Borrower's place of business, or, if more than one, its chief executive office as well as Borrower's mailing address (if different than its chief executive office); (e) Borrower (and each of its predecessors) has not, in the past five (5) years, changed its state of formation, organizational structure or type, or any organizational number assigned by its jurisdiction; and (f) all other information set forth on the Perfection Certificate pertaining to Borrower and each of its Subsidiaries is accurate and complete as of the date of the Perfection Certificate.

The execution, delivery and performance of the Loan Documents have been duly authorized, and do not conflict with Borrower's organizational documents, nor constitute an event of default under any material agreement by which Borrower is bound. Borrower is not in default under any agreement to which it is a party or by which it is bound in which the default could have a material adverse effect on Borrower's business.

5.2 **Collateral**. Borrower has good title to, has rights in, and the power to transfer each item of the Collateral upon which it purports to grant a Lien hereunder, free and clear of any and all Liens except Permitted Liens. Borrower has no deposit accounts other than the deposit accounts with Bank, the deposit accounts, if any, described in the Perfection Certificate delivered to Bank in connection herewith, or of which Borrower has given Bank notice and taken such actions as are necessary to give Bank a perfected security interest therein.

The Collateral is not in the possession of any third party bailee (such as a warehouse) except as otherwise provided in the Perfection Certificate. None of the components of the Collateral shall be maintained at locations other than as provided in the Perfection Certificate or as Borrower has given Bank notice pursuant to Section 7.2. In the event that Borrower, after the date hereof, intends to store or otherwise deliver any portion of the Collateral to a bailee (other than as provided in the Perfection Certificate or other as may been previously disclosed to and consented to by Bank), then Borrower will first receive the written consent of Bank and such bailee must execute and deliver a bailee agreement in form and substance satisfactory to Bank in its sole discretion.

5.3 **Intellectual Property**. Borrower has sufficient rights to use its intellectual property material to its business. To the best of Borrower's knowledge, no claim has been made that any part of the intellectual property material to Borrower's business violates the rights of any third party except to the extent such claim could not reasonably be expected to have a material adverse effect on Borrower's business.

5.4 **Litigation**. There are no actions or proceedings pending or, to the knowledge of the Responsible Officers, threatened in writing by or against Borrower or any of its Subsidiaries involving more than $500,000.

5.5 **No Material Deviation in Financial Statements**. All consolidated financial statements for Borrower and any of its Subsidiaries delivered to Bank fairly present in all material respects Borrower's consolidated financial condition and Borrower's consolidated results of operations. There has not been any material deterioration in Borrower's consolidated financial condition since the date of the most recent financial statements submitted to Bank.

5.6 **Solvency**. The fair salable value of Borrower's assets (including goodwill minus disposition costs) exceeds the fair value of its liabilities; Borrower is not left with unreasonably small capital after the transactions in this Agreement; and Borrower is able to pay its debts (including trade debts) as they mature.

5.7 **Regulatory Compliance**. Borrower is not an "investment company" or a company "controlled" by an "investment company" under the Investment Company Act. Borrower is not engaged as one of its important activities in extending credit for margin stock (under Regulations T and U of the Federal Reserve Board of Governors). Borrower has complied in all material respects with the Federal Fair Labor Standards Act. Borrower has not violated any laws, ordinances or rules, the violation of which could reasonably be expected to have a material adverse effect on its business. None of Borrower's or any of its Subsidiaries' properties or assets has been used by Borrower or any Subsidiary or, to the best of Borrower's knowledge, by previous Persons, in disposing, producing, storing, treating, or transporting any hazardous substance in violation of applicable law. Borrower and each of its Subsidiaries have obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all government authorities that are necessary to continue its business as currently conducted.

5.8 **Subsidiaries; Investments**. Borrower does not own any stock, partnership interest or other equity securities except for Permitted Investments.

5.9 **Tax Returns and Payments; Pension Contributions**. Borrower has timely filed all required tax returns and reports, and Borrower has timely paid all foreign, federal, state and local taxes, assessments, deposits and contributions owed by Borrower. Borrower may defer payment of any contested taxes, provided that Borrower (a) in good faith contests its obligation to pay the taxes by appropriate proceedings promptly and diligently instituted and conducted, (b) notifies Bank in writing of the commencement of, and any material development in, the proceedings, (c) posts bonds or takes any other steps required to prevent the governmental authority levying such contested taxes from obtaining a Lien upon any of the Collateral that is other than a "Permitted Lien". Borrower is unaware of any claims or adjustments proposed for any of Borrower's prior tax years which could result in additional taxes becoming due and payable by Borrower. Borrower has paid all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with their terms, and Borrower has not withdrawn from participation in, and has not permitted partial or complete termination of, or permitted the occurrence of any other event with respect to, any such plan which could reasonably be expected to result in any liability of Borrower, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other governmental agency.

5.10 **Use of Proceeds**. Borrower shall use the proceeds of the Credit Extensions solely as working capital and to fund its general business requirements and not for personal, family, household or agricultural purposes.

5.11 **Full Disclosure**. No written representation, warranty or other statement of Borrower in any certificate or written statement given to Bank, as of the date such representations, warranties, or other statements were made, taken together with all such written certificates and written statements given to Bank, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in the certificates or statements not misleading (it being recognized by Bank that the projections and forecasts provided by Borrower in good faith and based upon reasonable assumptions are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected or forecasted results).

6. AFFIRMATIVE COVENANTS

Borrower shall do all of the following:

6.1 **Government Compliance**. Borrower shall, and shall cause each of its Subsidiaries to, maintain its legal existence and good standing in its jurisdiction of formation and each jurisdiction in which the nature of its business requires them to be so qualified, except where the failure to take such action would not reasonably be expected to have a material adverse effect on Borrower's and its Subsidiaries' business or operations, taken as a whole; provided, that (a) the legal existence of any Subsidiary that is not a Guarantor may be terminated or permitted to lapse, and any qualification of such Subsidiary to do business may be terminated or permitted to lapse, if, in the good faith judgment of Borrower, such termination or lapse is in the best interests of Borrower and its Subsidiaries, taken as a whole, and (b) Borrower may not permit its qualification to do business in the jurisdiction of its chief executive office to terminate or lapse; and provided, further, that this Section 6.2 shall not be construed to prohibit any other transaction that is otherwise permitted in Section 7 of this Agreement.

Borrower shall comply, and shall have each Subsidiary comply, with all laws, ordinances and regulations to which it is subject, noncompliance with which could have a material adverse effect on Borrower's business.

6.2 **Financial Statements, Reports, Certificates**.

(a) Deliver to Bank: (i) as soon as available, but no later than five (5) Business Days after filing with the Securities and Exchange Commission, the Borrower's 10K, 10Q, and 8K reports; (ii) a Compliance Certificate together with delivery of the 10K and 10Q reports; (iii) a prompt report of any legal actions pending or threatened against Borrower or any Subsidiary that could result in damages or costs to Borrower or any Subsidiary of $500,000 or more; and (iv) budgets, sales projections, operating plans or other financial information Bank reasonably requests.

Borrower's 10K, 10Q, and 8K reports required to be delivered pursuant to Section 6.2(a)(i) shall be deemed to have been delivered on the date on which Borrower posts such report or provides a link thereto on Borrower's or another website on the Internet; provided, that Borrower shall provide paper copies to Bank of the Compliance Certificates required by Section 6.2(a)(ii).

(b) Within thirty (30) days after the last day of each of the first two (2) months of each calendar quarter, deliver to Bank Borrower-prepared monthly unaudited financial statements together with a duly completed Compliance Certificate signed by a Responsible Officer setting forth calculations showing compliance with the financial covenants set forth in this Agreement.

(c) At any time Advances are outstanding, within twenty (20) days after the last day of each month, deliver to Bank a duly completed Borrowing Base Certificate signed by a Responsible Officer, with aged listings of accounts receivable and accounts payable (by invoice date).

(d) Allow Bank to audit Borrower's Collateral at Borrower's expense, up to a maximum of $850 per day, per person, excluding out of pocket expenses. Such audits shall be conducted no more often than once every 12 months unless a Default or an Event of Default has occurred and is continuing.

6.3 **Taxes; Pensions**. Make, and cause each of its Subsidiaries to make, timely payment of all foreign, federal, state, and local taxes or assessments (other than taxes and assessments which Borrower is contesting pursuant to the terms of Section 5.9 hereof) and shall deliver to Bank, on demand, appropriate certificates attesting to such payments, and pay all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with their terms.

6.4 **Insurance**. Keep its business and the Collateral insured for risks and in amounts standard for companies in Borrower's industry and location and as Bank may reasonably request. Insurance policies shall be in a form, with companies, and in amounts that are satisfactory to Bank. All property policies shall have a lender's loss payable endorsement showing Bank as an additional lender loss payee and waive subrogation against Bank, and all liability policies shall show, or have endorsements showing, Bank as an additional insured. All policies (or the loss payable and additional insured endorsements) shall provide that the insurer must give Bank at least twenty (20) days notice before canceling, amending, or declining to renew its policy. At Bank's request, Borrower shall deliver certified copies of policies and evidence of all premium payments. Proceeds payable under any policy shall, at Bank's option, be payable to Bank on account of the Obligations. Notwithstanding the foregoing, so long as no Event of Default has occurred and is continuing, Borrower shall have the option of applying the proceeds of any casualty policy in the aggregate, toward the replacement or repair of destroyed or damaged property; provided that any such replaced or repaired property (i) shall be of equal or like value as the replaced or repaired Collateral and (ii) shall be deemed Collateral in which Bank has been granted a first priority security interest, and after the occurrence and during the continuance of an Event of Default, all proceeds payable under such casualty policy shall, at the option of Bank, be payable to Bank on account of the Obligations. If Borrower fails to obtain insurance as required under this Section 6.4 or to pay any amount or furnish any required proof of payment to third persons and Bank, Bank may make all or part of such payment or obtain such insurance policies required in this Section 6.4, and take any action under the policies Bank deems prudent.

6.5 **Operating Accounts**.

(a) Maintain its and its Domestic Subsidiaries' primary depository and operating accounts with Bank and Bank's affiliates.

(b) On and after January 31, 2006, maintain its and its Subsidiaries' securities accounts with Bank and Bank's affiliates which accounts shall represent at least 50% of the dollar value of Borrower's and such Subsidiaries securities accounts at all financial institutions.

(c) In addition, for each Collateral Account that Borrower at any time maintains, Borrower shall cause the applicable bank or financial institution (other than Bank) at or with which any Collateral Account is maintained to execute and deliver a Control Agreement or other appropriate instrument with respect to such Collateral Account to perfect Bank's Lien in such Collateral Account in accordance with the terms hereunder. The provisions of the previous sentence shall not apply to deposit accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of Borrower's employees and identified to Bank by Borrower as such.

6.6 **Financial Covenants**.

(a) Adjusted Quick Ratio. Borrower shall maintain, on a consolidated basis with respect to Borrower and its Subsidiaries a ratio ("Adjusted Quick Ratio") of Quick Assets to Current Liabilities, of at least 0.75 to 1.00 as of the last day of each month.

(b) Tangible Net Worth. Borrower shall maintain, on a consolidated basis with respect to Borrower and its Subsidiaries measured quarterly, Tangible Net Worth of at least: (i) $10,000,000 at March 31, 2011; (ii) $15,000,000 at June 30, 2011; (iii) $20,000,000 at September 30, 2011; and (iv) $25,000,000 at December 31, 2011 and thereafter.

6.7 **Protection of Intellectual Property Rights**. To the extent it has the right to do so, Borrower shall: (a) protect, defend and maintain the validity and enforceability of its intellectual property material to its business; (b) promptly advise Bank in writing of material infringements of its intellectual property material to its business; and (c) not allow any of its intellectual property material to Borrower's business to be abandoned, forfeited or dedicated to the public without Bank's written consent.

6.8 **Litigation Cooperation.** From the date hereof and continuing through the termination of this Agreement, make available to Bank, without expense to Bank, Borrower and its officers, employees and agents and Borrower's books and records, to the extent that Bank may deem them reasonably necessary to prosecute or defend any third-party suit or proceeding instituted by or against Bank with respect to any Collateral or relating to Borrower.

6.9 **Further Assurances**. Borrower shall execute any further instruments and take further action as Bank reasonably requests to perfect or continue Bank's Lien in the Collateral or to effect the purposes of this Agreement.

7. **NEGATIVE COVENANTS**

Borrower shall not do any of the following without Bank's prior written consent:

7.1 **Dispositions**. Convey, sell, lease, transfer or otherwise dispose of (collectively "**Transfer**"), or permit any of its Subsidiaries to Transfer, all or any part of its business or property, except for:

(a) Transfers in the ordinary course of business for reasonably equivalent consideration;

(b) Transfers to Borrower or any of its Subsidiaries from Borrower or any of its Subsidiaries;

(c) Transfers of property for fair market value or otherwise in the ordinary course of business and consistent with past practice, such as free product samples;

(d) Transfers of property in connection with sale-leaseback transactions;

(e) Transfers of property to the extent such property is exchanged for credit against, or proceeds are promptly applied to, the purchase price of other property used or useful in the business of Borrower or its Subsidiaries;

(f) Transfers constituting non-exclusive licenses and similar arrangements for the use of any the property of Borrower or its Subsidiaries and, with respect to property immaterial to the business of Borrower and not generating revenue, other licenses and similar arrangements that may be exclusive in some or all respects;

(g) Transfers otherwise permitted by the Loan Documents;

(h) sales or discounting of delinquent accounts in the ordinary course of business;

(i) Transfers associated with the making or disposition of a Permitted Investment;

(j) Transfers in connection with a permitted acquisition of a portion of the assets or rights acquired; and

(k) Transfers not otherwise permitted in this Section 7.1, provided, that the aggregate book value of all such Transfers by Borrower and its Subsidiaries, together, shall not exceed in any fiscal year, two and one-half percent (2.5%) of Borrower's consolidated total assets as of the last day of the fiscal year immediately preceding the date of determination.

7.2 **Changes in Business; Jurisdiction of Formation**. Engage in any material line of business other than those lines of business conducted by Borrower and its Subsidiaries on the date hereof and any businesses reasonably related, complementary or incidental thereto or reasonable extensions thereof. Borrower will not, without prior written notice, change its jurisdiction of formation.

7.3 **Mergers or Acquisitions**. Merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with any Person other than with Borrower or any Subsidiary, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock or property of a Person other than Borrower or any Subsidiary, except where no Event of Default has occurred and is continuing or would result from such action during the term of this Agreement, and (a) Borrower is the surviving entity or the ultimate parent entity or (b) such merger or consolidation is a Transfer otherwise permitted pursuant to Section 7.1 hereof.

7.4 **Indebtedness**. Create, incur, assume, or be liable for any Indebtedness, or permit any Subsidiary to do so, other than Permitted Indebtedness.

7.5 **Encumbrance**. Except as is otherwise permitted hereunder and except for "Permitted Liens," create, incur, or allow any Lien on any of the Collateral, or assign or convey any right to receive income, including the sale of any Accounts, or permit any of its Subsidiaries to do so, permit any Collateral not to be subject to the first priority security interest granted herein.

7.6 **Maintenance of Collateral Accounts**. Maintain any Collateral Account except pursuant to the terms of Section 6.5(b) hereof.

7.7 **Distributions; Investments**. (a) Directly or indirectly acquire or own any Person, or make any Investment in any Person, other than Permitted Investments, or permit any of its Subsidiaries to do so; or (b) pay any dividends or make any distribution or payment or redeem, retire or purchase any capital stock other than Permitted Distributions.

7.8 **Transactions with Affiliates**. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower except for (a) transactions approved by the Audit Committee or a committee of independent directors of Borrower's Board of Directors; or (b) transactions among Borrower and its Subsidiaries and among Borrower's Subsidiaries so long as no Event of Default exists or could result therefrom.

7.9 **Subordinated Debt**. Make or permit any payment on or amendments of any Subordinated Debt, except (a) payments pursuant to the terms of the Subordinated Debt; (b) prepayments of that certain Facility Agreement, dated September 26, 2008, so long as no Event of Default exists after giving effect thereto; (c) payments made with Borrower's capital stock or other Subordinated Debt; (d) amendments to Subordinated Debt so long as such Subordinated Debt remains subordinated in right of payment to this Agreement and any Liens securing such Subordinated Debt remain subordinate in priority to Bank's Lien hereunder; or (e) other purchases or payments of Subordinated Debt, provided that the aggregate amount of such purchases or payments made pursuant to this clause (d) during the period commencing on the Effective Date and ending on the date of determination, when combined with distributions, dividends or purchases of Borrower's capital stock in cash during such period, shall not exceed $500,000, and no Event of Default exists or could result from such purchases.

7.10 **Compliance**. Become an "investment company" or a company controlled by an "investment company", under the Investment Company Act of 1940 or undertake as one of its important activities extending credit to purchase or carry margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System), or use the proceeds of any Credit Extension for that purpose; fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur; fail to comply with the Federal Fair Labor Standards Act or violate any other law or regulation, if the violation could reasonably be expected to have a material adverse effect on Borrower's business, or permit any of its Subsidiaries to do so; withdraw or permit any Subsidiary to withdraw from participation in, permit partial or complete termination of, or permit the occurrence of any other event with respect to, any present pension, profit sharing and deferred compensation plan which could reasonably be expected to result in any liability of Borrower, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other governmental agency.

7.11 **Negative Pledge on Intellectual Property**. Except as is otherwise permitted hereunder and except for Permitted Liens, Borrower shall not sell, transfer, assign, mortgage, pledge, lease, grant a security interest in, or encumber any of Borrower's intellectual property, or enter into any agreement, document, instrument or other arrangement (except with or in favor of Bank) with any Person which directly or indirectly prohibits or has the effect of prohibiting Borrower or any Subsidiary from assigning, mortgaging, pledging, granting a security interest in or upon, or encumbering any of Borrower's or any Subsidiary's intellectual property, including, without limitation, the following: (a) any and all copyright rights, copyright applications, copyright registrations and like protections in each work or authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret, now or hereafter existing, created, acquired or held; (b) all mask works or similar rights available for the protection of semiconductor chips, now owned or hereafter acquired; (c) any and all trade secrets, and any and all intellectual property rights in computer software and computer software products now or hereafter existing, created, acquired or held; (d) any and all design rights which may be available to Borrower now or hereafter existing, created, acquired or held; (e) all patents, patent applications and like protections including, without limitation, improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same, including without limitation the patents and patent applications; (f) any trademark and service mark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks, including without limitation; (g) any and all claims for damages by way of past, present and future infringements of any of the rights included above, with the right, but not the obligation, to sue for and collect such damages for said use or infringement of the intellectual property rights identified above; (h) all licenses or other rights to use any of the foregoing, and all license fees and royalties arising from such use to the extent permitted by such license or rights; (i) all amendments, extensions, renewals and extensions relating to the forgoing; and (j) all proceeds and products of the foregoing, including without limitation all payments under insurance or any indemnity or warranty payable in respect of any of the foregoing.

8. EVENTS OF DEFAULT

Any one of the following shall constitute an event of default (an "Event of Default") under this Agreement:

8.1 **Payment Default**. Borrower fails to (a) make any payment of principal or interest on any Credit Extension on its due date, or (b) pay any other Obligations within three (3) Business Days after such Obligations are due and payable. During the cure period, the failure to cure the payment default is not an Event of Default (but no Credit Extension will be made during the cure period);

8.2 **Covenant Default**.

(a) Borrower fails or neglects to perform any obligation in Sections 6.2 or 6.6 or violates any covenant in Section 7; or

(b) Borrower fails or neglects to perform, keep, or observe any other term, provision, condition, covenant or agreement contained in this Agreement, any Loan Documents, and as to any default (other than those specified in Section 8 below) under such other term, provision, condition, covenant or agreement that can be cured, has failed to cure the default within ten (10) days after the occurrence thereof; provided, however, that if the default cannot by its nature be cured within the ten (10) day period or cannot after diligent attempts by Borrower be cured within such ten (10) day period, and such default is likely to be cured within a reasonable time, then Borrower shall have an additional period (which shall not in any case exceed thirty (30) days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default (but no Credit Extensions shall be made during such cure period). Grace periods provided under this section shall not apply, among other things, to financial covenants or any other covenants set forth in subsection (a) above;

8.3 **Material Adverse Change**. A Material Adverse Change occurs;

8.4 **Attachment**. (a) Any material portion of Borrower's assets is attached, seized, levied on, or comes into possession of a trustee or receiver and the attachment, seizure or levy is not removed in ten (10) days; (b) the service of process upon Borrower seeking to attach, by trustee or similar process, any funds of Borrower on deposit with Bank, or any entity under control of Bank (including a subsidiary); (c) Borrower is enjoined, restrained, or prevented by court order from conducting a material part of its business; (d) a judgment or other claim in excess of $500,000 becomes a Lien on any of Borrower's assets; or (e) a notice of lien, levy, or assessment in excess of $500,000 is filed against any of Borrower's assets by any government agency and not paid within ten (10) days after Borrower receives notice. These are not Events of Default if stayed or if a bond is posted pending contest by Borrower (but no Credit Extensions shall be made during the cure period);

8.5 **Insolvency**. Borrower is unable to pay its debts (including trade debts) as they become due or otherwise becomes insolvent; (b) Borrower begins an Insolvency Proceeding; or (c) an Insolvency Proceeding is begun against Borrower and not dismissed or stayed within thirty (30) days (but no Credit Extensions shall be made while of any of the conditions described in clause (a) exist and/or until any Insolvency Proceeding is dismissed);

8.6 **Other Agreements**. If Borrower fails to (a) make any payment that is due and payable with respect to any Material Indebtedness and such failure continues after the applicable grace or notice period, if any, specified in the agreement or instrument relating thereto, or (b) perform or observe any other condition or covenant, or any other event shall occur or condition exist under any agreement or instrument relating to any Material Indebtedness, and such failure continues after the applicable grace or notice period, if any, specified in the agreement or instrument relating thereto and the effect of such failure, event or condition is to cause the holder or holders of such Material Indebtedness to accelerate the maturity of such Material Indebtedness or cause the mandatory repurchase of any Material Indebtedness;

8.7 **Judgments**. A judgment or judgments for the payment of money in an amount, individually or in the aggregate, of at least $500,000 (not covered by independent third-party insurance) shall be rendered against Borrower and shall remain unsatisfied and unstayed for a period of ten (10) days after the entry thereof (provided that no Credit Extensions will be made prior to the satisfaction or stay of such judgment);

8.8 **Misrepresentations**. Borrower or any Person acting for Borrower makes any representation, warranty, or other statement now or later in this Agreement, any Loan Document or in any writing delivered to Bank or to induce Bank to enter this Agreement or any Loan Document, and such representation, warranty, or other statement is incorrect in any material respect when made; or

8.9 **Subordinated Debt**. A default or breach occurs under any agreement between Borrower and any creditor of Borrower that signed a subordination, intercreditor, or other similar agreement with Bank, or any creditor that has signed such an agreement with Bank breaches any terms of such agreement.

9. **BANK'S RIGHTS AND REMEDIES**

9.1 **Rights and Remedies**. While an Event of Default occurs and continues Bank may, without notice or demand, do any or all of the following:

(a) declare all Obligations immediately due and payable (but if an Event of Default described in Section 8.5 occurs all Obligations are immediately due and payable without any action by Bank);

(b) stop advancing money or extending credit for Borrower's benefit under this Agreement or under any other agreement between Borrower and Bank, and demand that Borrower (i) deposits cash with Bank in an amount equal to the aggregate amount of any Letters of Credit remaining undrawn, as collateral security for the repayment of any future drawings under such Letters of Credit, and Borrower shall forthwith deposit and pay such amounts, and (ii) pay in advance all Letter of Credit fees scheduled to be paid or payable over the remaining term of any Letters of Credit, and terminate any FX Contracts;

(c) settle or adjust disputes and claims directly with Account Debtors for amounts on terms and in any order that Bank considers advisable, notify any Person owing Borrower money of Bank's security interest in such funds, and verify the amount of such account;

(d) make any payments and do any acts it considers necessary or reasonable to protect the Collateral and/or its security interest in the Collateral. Borrower shall assemble the Collateral if Bank requests and make it available as Bank designates. Bank may enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest and pay all expenses incurred. Borrower grants Bank a license to enter and occupy any of its premises, without charge, to exercise any of Bank's rights or remedies;

(e) apply to the Obligations any (i) balances and deposits of Borrower it holds, or (ii) any amount held by Bank owing to or for the credit or the account of Borrower;

(f) ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell the Collateral in accordance with applicable law, including the Code. Bank is hereby granted a non-exclusive, royalty-free license or other right to use, without charge, Borrower's labels, patents, copyrights, mask works, rights of use of any name, trade secrets, trade names, trademarks, service marks, and advertising matter, or any similar property as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with Bank's exercise of its rights under this Section, Borrower's rights under all licenses and all franchise agreements inure to Bank's benefit;

(g) place a "hold" on any account maintained with Bank and/or deliver a notice of exclusive control, any entitlement order, or other directions or instructions pursuant to any Control Agreement or similar agreements providing control of any Collateral;

(h) demand and receive possession of Borrower's Books; and

(i) exercise all rights and remedies available to Bank under the Loan Documents or at law or equity, including all remedies provided under the Code (including disposal of the Collateral pursuant to the terms thereof).

9.2 **Power of Attorney**. Borrower hereby irrevocably appoints Bank as its lawful attorney-in-fact, exercisable upon the occurrence and during the continuance of an Event of Default, to: (a) endorse Borrower's name on any checks or other forms of payment or security; (b) sign Borrower's name on any invoice or bill of lading for any Account or drafts against Account Debtors; (c) settle and adjust disputes and claims about the Accounts directly with Account Debtors, for amounts and on terms Bank determines reasonable; (d) make, settle, and adjust all claims under Borrower's insurance policies; (e) pay, contest or settle any Lien, charge, encumbrance, security interest, and adverse claim in or to the Collateral, or any judgment based thereon, or otherwise take any action to terminate or discharge the same; and (f) transfer the Collateral into the name of Bank or a third party as the Code permits. Borrower hereby appoints Bank as its lawful attorney-in-fact to sign Borrower's name on any documents necessary to perfect or continue the perfection of any security interest regardless of whether an Event of Default has occurred until all Obligations have been satisfied in full and Bank is under no further obligation to make Credit Extensions hereunder. Bank's foregoing appointment as Borrower's attorney in fact, and all of Bank's rights and powers, coupled with an interest, are irrevocable until all Obligations have been fully repaid and performed and Bank's obligation to provide Credit Extensions terminates.

9.3 **Accounts Verification; Collection**. Whether or not an Event of Default has occurred and is continuing, Bank may (upon prior notice to Borrower if no Event of Default exists) notify any Person owing Borrower money of Bank's security interest in such funds and verify the amount of such account. After the occurrence of an Event of Default, any amounts received by Borrower shall be held in trust by Borrower for Bank, and, if requested by Bank, Borrower shall immediately deliver such receipts to Bank in the form received from the Account Debtor, with proper endorsements for deposit.

9.4 **Protective Payments**. If Borrower fails to obtain the insurance called for by Section 6.4 or fails to pay any premium thereon or fails to pay any other amount which Borrower is obligated to pay under this Agreement or any other Loan Document, Bank may obtain such insurance or make such payment, and all amounts so paid by Bank are Bank Expenses and immediately due and payable, bearing interest at the then highest applicable rate, and secured by the Collateral. Bank will make reasonable efforts to provide Borrower with notice of Bank obtaining such insurance at the time it is obtained or within a reasonable time thereafter. No payments by Bank are deemed an agreement to make similar payments in the future or Bank's waiver of any Event of Default.

9.5 **Application of Payments and Proceeds**. Unless an Event of Default has occurred and is continuing, Bank shall apply any funds in its possession, whether from Borrower account balances, payments, or proceeds realized as the result of any collection of Accounts or other disposition of the Collateral, first, to Bank Expenses, including without limitation, the reasonable costs, expenses, liabilities, obligations and attorneys' fees incurred by Bank in the exercise of its rights under this Agreement; second, to the interest due upon any of the Obligations; and third, to the principal of the Obligations and any applicable fees and other charges, in such order as Bank shall determine in its sole discretion. Any surplus shall be paid to Borrower or other Persons legally entitled thereto; Borrower shall remain liable to Bank for any deficiency. If an Event of Default has occurred and is continuing, Bank may apply any funds in its possession, whether from Borrower account balances, payments, proceeds realized as the result of any collection of Accounts or other disposition of the Collateral, or otherwise, to the Obligations in such order as Bank shall determine in its sole discretion. Any surplus shall be paid to Borrower or other Persons legally entitled thereto; Borrower shall remain liable to Bank for any deficiency. If Bank, in its good faith business judgment, directly or indirectly enters into a deferred payment or other credit transaction with any purchaser at any sale of Collateral, Bank shall have the option, exercisable at any time, of either reducing the Obligations by the principal amount of the purchase price or deferring the reduction of the Obligations until the actual receipt by Bank of cash therefor.

9.6 **Bank's Liability for Collateral**. So long as Bank complies with reasonable banking practices regarding the safekeeping of the Collateral in the possession or under the control of Bank, Bank shall not be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; (c) any diminution in the value of the Collateral; or (d) any act or default of any carrier, warehouseman, bailee, or other Person. Borrower bears all risk of loss, damage or destruction of the Collateral.

9.7 **No Waiver; Remedies Cumulative**. Bank's failure, at any time or times, to require strict performance by Borrower of any provision of this Agreement or any other Loan Document shall not waive, affect, or diminish any right of Bank thereafter to demand strict performance and compliance herewith or therewith. No waiver hereunder shall be effective unless signed by Bank and then is only effective for the specific instance and purpose for which it is given. Bank's rights and remedies under this Agreement and the other Loan Documents are cumulative. Bank has all rights and remedies provided under the Code, by law, or in equity. Bank's exercise of one right or remedy is not an election, and Bank's waiver of any Event of Default is not a continuing waiver. Bank's delay in exercising any remedy is not a waiver, election, or acquiescence.

9.8 **Demand Waiver**. Borrower waives demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees held by Bank on which Borrower is liable.

10. NOTICES

All notices, consents, requests, approvals, demands, or other communication (collectively, **"Communication"**) by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by electronic mail or facsimile transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address indicated below. Bank or Borrower may change its address or facsimile number by giving the other party written notice thereof in accordance with the terms of this Section 10.

If to Borrower:	ISTA Pharmaceuticals, Inc. 50 Technology Irvine, CA 92618 Attn: Lauren Silvernail Fax: 949-789-7744 Email: lsilvernail@istavision.com
With a copy to:	Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 Attn: Lawrence Cohn Fax: (949) 725-4100 Email: lcohn@sycr.com
If to Bank:	Silicon Valley Bank 38 Technology Drive, Suite 150 Irvine, CA 92618 Attn: Brett Maver Fax: (949) 789-1930 Email: BMaver@svbank.com

11. CHOICE OF LAW, VENUE AND JURY TRIAL WAIVER

California law governs the Loan Documents without regard to principles of conflicts of law. Borrower and Bank each submit to the exclusive jurisdiction of the State and Federal courts in Santa Clara County, California; provided, however, that nothing in this Agreement shall be deemed to operate to preclude Bank from bringing suit or taking other legal action in any other jurisdiction to realize on the Collateral or any other security for the Obligations, or to enforce a judgment or other court order in favor of Bank. Borrower expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and Borrower hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Borrower hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to Borrower at the address set forth in Section 10 of this Agreement and that service so made shall be deemed completed upon the earlier to occur of Borrower's actual receipt thereof or three (3) days after deposit in the U.S. mails, proper postage prepaid.

BORROWER AND BANK EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE LOAN DOCUMENTS OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

12. GENERAL PROVISIONS

12.1 **Successors and Assigns**. This Agreement binds and is for the benefit of the successors and permitted assigns of each party. Borrower may not assign this Agreement or any rights or obligations under it without Bank's prior written consent (which may be granted or withheld in Bank's discretion). Bank has the right, without the consent of or notice to Borrower, to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, Bank's obligations, rights, and benefits under this Agreement and the other Loan Documents.

12.2 **Indemnification**. Borrower agrees to indemnify, defend and hold Bank and its directors, officers, employees, agents, attorneys, or any other Person affiliated with or representing Bank harmless against: (a) all obligations, demands, claims, and liabilities (collectively, "Claims") asserted by any other party in connection with the transactions contemplated by the Loan Documents; and (b) all losses or Bank Expenses incurred, or paid by Bank from, following, or arising from transactions between Bank and Borrower (including reasonable attorneys' fees and expenses), except for Claims and/or losses directly caused by Bank's gross negligence or willful misconduct.

12.3 **Limitation of Actions**. Any claim or cause of action by Borrower against Bank, its directors, officers, employees, agents, accountants, attorneys, or any other Person affiliated with or representing Bank based upon, arising from, or relating to this Loan Agreement or any other Loan Document, or any other transaction contemplated hereby or thereby or relating hereto or thereto, or any other matter, cause or thing whatsoever, occurred, done, omitted or suffered to be done by Bank, its directors, officers, employees, agents, accountants or attorneys, shall be barred unless asserted by Borrower by the commencement of an action or proceeding in a court of competent jurisdiction by the filing of a complaint within one year after the first act, occurrence or omission upon which such claim or cause of action, or any part thereof, is based, and the service of a summons and complaint on an officer of Bank, or on any other person authorized to accept service on behalf of Bank, within thirty (30) days thereafter. Borrower agrees that such one-year period is a reasonable and sufficient time for Borrower to investigate and act upon any such claim or cause of action. The one-year period provided herein shall not be waived, tolled, or extended except by the written consent of Bank in its sole discretion. This provision shall survive any termination of this Loan Agreement or any other Loan Document.

12.4 **Time of Essence**. Time is of the essence for the performance of all Obligations in this Agreement.

12.5 **Severability of Provisions**. Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

12.6 **Amendments in Writing; Integration**. All amendments to this Agreement must be in writing signed by both Bank and Borrower. This Agreement and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements, including that certain Loan and Security Agreement dated December 16, 2005. All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Agreement and the Loan Documents merge into this Agreement and the Loan Documents. This Agreement amends, restates and superseded the Loan and Security Agreement dated as of December 16, 2005 but does not act as a novation of such Loan and Security Agreement.

12.7 **Counterparts**. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, are an original, and all taken together, constitute one Agreement.

12.8 **Survival**. All covenants, representations and warranties made in this Agreement continue in full force until this Agreement has terminated pursuant to its terms and all Obligations (other than inchoate indemnity obligations and any other obligations which, by their terms, are to survive the termination of this Agreement) have been satisfied. The obligation of Borrower in Section 12.2 to indemnify Bank shall survive until the statute of limitations with respect to such claim or cause of action shall have run.

12.9 **Confidentiality**. In handling any confidential information, Bank shall exercise the same degree of care that it exercises for its own proprietary information, but disclosure of information may be made: (a) to Bank's Subsidiaries or Affiliates; (b) to prospective transferees or purchasers of any interest in the Credit Extensions (provided, however, Bank shall use commercially reasonable efforts to obtain such prospective transferee's or purchaser's agreement to the terms of this provision); (c) as required by law, regulation, subpoena, or other order; (d) to Bank's regulators or as otherwise required in connection with Bank's examination or audit; and (e) as Bank considers appropriate in exercising remedies under this Agreement. Confidential information does not include information that either: (i) is in the public domain or in Bank's possession when disclosed to Bank, or becomes part of the public domain after disclosure to Bank; or (ii) is disclosed to Bank by a third party, if Bank does not know or should not have reasonably known that the third party is prohibited from disclosing the information.

12.10 **Attorneys' Fees, Costs and Expenses**. In any action or proceeding between Borrower and Bank arising out of or relating to the Loan Documents, the prevailing party shall be entitled to recover its reasonable attorneys' fees and other costs and expenses incurred, in addition to any other relief to which it may be entitled.

13. DEFINITIONS

13.1 **Definitions**. As used in this Agreement, the following terms have the following meanings:

"Account" is any "account" as defined in the Code with such additions to such term as may hereafter be made, and includes, without limitation, all accounts receivable and other sums owing to Borrower.

"Account Debtor" is any "account debtor" as defined in the Code with such additions to such term as may hereafter be made.

"Advance" or **"Advances"** means an advance (or advances) under the Revolving Line.

"Affiliate" of any Person is a Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person's senior executive officers, directors, partners and, for any Person that is a limited liability company, that Person's managers and members.

"Agreement" is defined in the preamble hereof.

"Bank" is defined in the preamble hereof.

"Bank Expenses" are all audit fees and expenses, costs, and expenses (including reasonable attorneys' fees and expenses) for preparing, negotiating, administering, defending and enforcing the Loan Documents (including, without limitation, those incurred in connection with appeals or Insolvency Proceedings) or otherwise incurred with respect to Borrower.

"Borrower" is defined in the preamble hereof

"Borrower's Books" are all Borrower's books and records including ledgers, federal and state tax returns, records regarding Borrower's assets or liabilities, the Collateral, business operations or financial condition, and all computer programs or storage or any equipment containing such information.

"Borrowing Base" is (a) 80% of Eligible Accounts plus (b) 25% of Net Cash (up to $10,000,000), as determined by Bank from Borrower's most recent Borrowing Base Certificate; provided, however, that Bank may decrease the foregoing percentages in its good faith business judgment based on events, conditions, contingencies, or risks which, as determined by Bank, may adversely affect Collateral.

"Borrowing Resolutions" are, with respect to any Person, those resolutions adopted by such Person's Board of Directors and delivered by such Person to Bank approving the Loan Documents to which such Person is a party and the transactions contemplated thereby, together with a certificate executed by its secretary on behalf of such Person certifying that (a) such Person has the authority to execute, deliver, and perform its obligations under each of the Loan Documents to which it is a party, (b) that attached as Exhibit A to such certificate is a true, correct, and complete copy of the resolutions then in full force and effect authorizing and ratifying the execution, delivery, and performance by such Person of the Loan Documents to which it is a party, (c) the name(s) of the Person(s) authorized to execute the Loan Documents on behalf of such Person, together with a sample of the true signature(s) of such Person(s), and (d) that Bank may conclusively rely on such certificate unless and until such Person shall have delivered to Bank a further certificate canceling or amending such prior certificate.

"**Business Day**" is any day other than a Saturday, Sunday or other day on which banking institutions in the State of California are authorized or required by law or other governmental action to close.

"Cash Equivalents" means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having the highest rating from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc., (c) Bank's certificates of deposit issued maturing no more than one (1) year after issue; and (d) money market funds at least ninety-five percent (95%) of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (c) of this definition.

"Code" is the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of California; provided, that, to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, or priority of, or remedies with respect to, Bank's Lien on any Collateral is governed by the Uniform Commercial Code in effect in a jurisdiction other than the State of California, the term **"Code"** shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes on the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions.

"Collateral" is any and all properties, rights and assets of Borrower described on Exhibit A.

"Collateral Account" is any Deposit Account, Securities Account, or Commodity Account.

"Commodity Account" is any "commodity account" as defined in the Code with such additions to such term as may hereafter be made.

"Communication" is defined in Section 10.

"Compliance Certificate" is that certain certificate in the form attached hereto as Exhibit D.

"Contingent Obligation" is, for any Person, any direct or indirect liability, contingent or not, of that Person for (a) any indebtedness, lease, dividend, letter of credit or other obligation of another such as an obligation directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable; (b) any obligations for undrawn letters of credit for the account of that Person; and (c) all obligations from any interest rate, currency or commodity swap agreement, interest rate cap or collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; but "Contingent Obligation" does not include endorsements in the ordinary course of business. The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the maximum reasonably anticipated liability for it determined by the Person in good faith; but the amount may not exceed the maximum of the obligations under any guarantee or other support arrangement.

"Control Agreement" is any control agreement entered into among the depository institution at which Borrower maintains a Deposit Account or the securities intermediary or commodity intermediary at which Borrower maintains a Securities Account or a Commodity account, Borrower, and Bank pursuant to which Bank obtains control (within the meaning of the Code) over such Deposit Account, Securities Account, or Commodity Account.

"Credit Extension" is any Advance or any other extension of credit by Bank for Borrower's benefit.

"Current Liabilities" are all obligations and liabilities of Borrower to Bank, plus, without duplication, the aggregate amount of Borrower's Total Liabilities that mature within one (1) year, less Deferred Revenue and the current portion of Subordinated Debt.

"Default" means any event which with notice or passage of time or both, would constitute an Event of Default.

"Default Rate" is defined in Section 2.5(b).

"Deferred Revenue" is all amounts received or invoiced in advance of performance under contracts and not yet recognized as revenue.

"**Deposit Account**" is any "deposit account" as defined in the Code with such additions to such term as may hereafter be made.

"Designated Deposit Account" is Borrower's deposit account, account number 3300059800, maintained with Bank.

"Dollars," "dollars" and **"$"** each mean lawful money of the United States.

"Domestic Subsidiaries" is any Subsidiary of Borrower organized under the laws of any state in the United States of America.

"**Effective Amount**" means with respect to any Advances on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowing and prepayments or repayments thereof occurring on such date.

"Effective Date" is the date Bank executes this Agreement and as indicated on the signature page hereof.

"Eligible Accounts" are Accounts which arise in the ordinary course of Borrower's business that meet all Borrower's representations and warranties in Section 5.3. Bank reserves the right at any time and from time to time after the Effective Date, to adjust any of the criteria set forth below and to establish new criteria in its good faith business judgment. Unless Bank agrees otherwise in writing, Eligible Accounts shall not include:

(a) Accounts for which the Account Debtor has not been invoiced;

(b) Accounts that the Account Debtor has not paid within 120 days of invoice date;

(c) Accounts owing from an Account Debtor, fifty percent (50%) or more of whose Accounts have not been paid within 120 days of invoice date;

(d) Credit balances over 120 days from invoice date;

(e) Accounts owing from an Account Debtor, including Affiliates, whose total obligations to Borrower exceed twenty-five percent (25%) of all Accounts (provided that such concentration limit shall be the lesser of (x) $10,000,000 as to each Account Debtor and (y) 45% in the aggregate as to the Accounts due from Account Debtors Amerisource Bergen, Cardinal Health, Inc., and McKesson Corp.), as to the amounts that exceed that percentage (or dollar limitation, as applicable), unless Bank approves in writing;

(f) Accounts owing from an Account Debtor which does not have its principal place of business in the United States unless supported by letters of credit issued and negotiated by Bank or foreign credit insurance, in each case as deemed acceptable by Bank;

(g) Accounts owing from an Account Debtor which is a federal, state or local government entity or any department, agency, or instrumentality thereof except for Accounts of the United States if Borrower has assigned its payment rights to Bank and the assignment has been acknowledged under the Federal Assignment of Claims Act of 1940, as amended;

(h) Accounts owing from an Account Debtor to the extent that Borrower is indebted or obligated in any manner to the Account Debtor (as creditor, lessor, supplier or otherwise—sometimes called "contra" accounts, accounts payable, customer deposits or credit accounts), with the exception of customary credits, adjustments and/or discounts given to an Account Debtor by Borrower in the ordinary course of its business;

(i) Accounts for demonstration or promotional equipment, or in which goods are consigned, or sold on a "sale guaranteed", "sale or return", "sale on approval", "bill and hold", or other terms if Account Debtor's payment may be conditional;

(j) Accounts for which the Account Debtor is Borrower's Affiliate, officer, employee, or agent;

(k) Accounts in which the Account Debtor disputes liability or makes any claim (but only up to the disputed or claimed amount), or if the Account Debtor is subject to an Insolvency Proceeding, or becomes insolvent, or goes out of business;

(l) Accounts owing from an Account Debtor with respect to which Borrower has received deferred revenue (but only to the extent of such deferred revenue);

(m) Accounts for which Bank in its good faith business judgment determines collection to be doubtful; and

(n) other Accounts Bank deems ineligible in the exercise of its good faith business judgment.

"Equipment" is all "equipment" as defined in the Code with such additions to such term as may hereafter be made, and includes without limitation all machinery, fixtures, goods, vehicles (including motor vehicles and trailers), and any interest in any of the foregoing.

"ERISA" is the Employment Retirement Income Security Act of 1974, and its regulations.

"Event of Default" is defined in Section 8.

"Foreign Currency" means lawful money of a country other than the United States.

"Funding Date" is any date on which a Credit Extension is made to or on account of Borrower which shall be a Business Day.

"FX Business Day" is any day when (a) Bank's Foreign Exchange Department is conducting its normal business and (b) the Foreign Currency being purchased or sold by Borrower is available to Bank from the entity from which Bank shall buy or sell such Foreign Currency.

"GAAP" is generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other Person as may be approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination.

"General Intangibles" is all "general intangibles" as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes without limitation, all copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work, whether published or unpublished, any patents, trademarks, service marks and, to the extent permitted under applicable law, any applications therefor, whether registered or not, any trade secret rights, including any rights to unpatented inventions, payment intangibles, royalties, contract rights, goodwill, franchise agreements, purchase orders, customer lists, route lists, telephone numbers, domain names, claims, income and other tax refunds, security and other deposits, options to purchase or sell real or personal property, rights in all litigation presently or hereafter pending (whether in contract, tort or otherwise), insurance policies (including without limitation key man, property damage, and business interruption insurance), payments of insurance and rights to payment of any kind.

"Guarantor" is any present or future guarantor of the Obligations.

"Indebtedness" is (a) indebtedness for borrowed money or the deferred price of property or services, such as reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) capital lease obligations, and (d) Contingent Obligations.

"Insolvency Proceeding" is any proceeding by or against any Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

"Inventory" is all "inventory" as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes without limitation all merchandise, raw materials, parts, supplies, packing and shipping materials, work in process and finished products, including without limitation such inventory as is temporarily out of Borrower's custody or possession or in transit and including any returned goods and any documents of title representing any of the above.

"Investment" is any beneficial ownership interest in any Person (including stock, partnership interest or other securities), and any loan, advance or capital contribution to any Person.

"**Letters of Credit**" means a standby letter of credit issued by Bank or another institution based upon an application, guarantee, indemnity or similar agreement on the part of Bank as set forth in Section 2.2.2.

"Lien" is a mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

"Loan Documents" are, collectively, this Agreement, the Perfection Certificate, any note, or notes or guaranties executed by Borrower or any Guarantor, and any other present or future agreement between Borrower any Guarantor and/or for the benefit of Bank in connection with this Agreement, all as amended, restated, or otherwise modified.

"Material Adverse Change" is (a) a material impairment in the perfection or priority of Bank's Lien in the Collateral or in the value of such Collateral; (b) a material adverse change in the business, operations, or condition (financial or otherwise) of Borrower; (c) a material impairment of the prospect of repayment of any portion of the Obligations or (d) Bank determines, based upon information available to it and in its reasonable judgment, that there is a reasonable likelihood that Borrower shall fail to comply with one or more of the financial covenants in Section 6.6 during the next succeeding financial reporting period.

"Material Indebtedness" is any Indebtedness the principal amount of which is equal to or greater than $500,000.

"**Net Cash**" means unrestricted cash less the Obligations.

"**Notice of Borrowing**" means a notice given by Borrower to Bank in accordance with Section 3.2(a), substantially in the form of Exhibit B, with appropriate insertions.

"**Notice of Conversion/Continuation**" means a notice given by Borrower to Bank in accordance with Section 3.5, substantially in the form of Exhibit C, with appropriate insertions.

"Obligations" are Borrower's obligation to pay when due any debts, principal, interest, Bank Expenses and other amounts Borrower owes Bank now or later, whether under this Agreement, the Loan Documents, or otherwise, including, without limitation, all obligations relating to letters of credit, cash management services, and foreign exchange contracts, if any, and including interest accruing after Insolvency Proceedings begin and debts, liabilities, or obligations of Borrower assigned to Bank, and the performance of Borrower's duties under the Loan Documents.

"Operating Documents" are, for any Person, such Person's formation documents, as certified with the Secretary of State of such Person's state of formation on a date that is no earlier than 30 days prior to the Effective Date, and, (a) if such Person is a corporation, its bylaws in current form, (b) if such Person is a limited liability company, its limited liability company agreement (or similar agreement), and (c) if such Person is a partnership, its partnership agreement (or similar agreement), each of the foregoing with all current amendments or modifications thereto.

"Perfection Certificate" is defined in Section 5.1.

"**Permitted Distributions**" means:

(a) purchases of capital stock from former employees, consultants and directors pursuant to repurchase agreements or other similar agreements in an aggregate amount not to exceed $100,000 in any fiscal year provided that at the time of such purchase no Default or Event of Default has occurred and is continuing;

(b) distributions or dividends consisting solely of Borrower's capital stock;

(c) purchases for value of any rights distributed in connection with any stockholder rights plan;

(d) purchases of capital stock or options to acquire such capital stock with the proceeds received from a substantially concurrent issuance of capital stock or convertible securities;

(e) purchases of capital stock pledged as collateral for loans to employees;

(f) purchases of capital stock in connection with the exercise of stock options or stock appreciation rights by way of cashless exercise or in connection with the satisfaction of withholding tax obligations;

(g) purchases of fractional shares of capital stock arising out of stock dividends, splits or combinations or business combinations;

(h) the settlement or performance of such Person's obligations under any equity derivative transaction, option contract or similar transaction or combination of transactions; and

(i) other distributions, dividends or purchases of Borrower's capital stock in cash, provided that the aggregate amount of such distributions, dividends, or purchases made pursuant to this clause (i) during the period commencing on the Effective Date and ending on the date of determination, when combined with purchases of Subordinated Debt during such period, shall not exceed $100,000, and no Default or Event of Default exists or could result from such other distribution, dividend, or purchase.

"**Permitted Indebtedness**" is:

(a) Borrower's Indebtedness to Bank under this Agreement or any other Loan Document;

(b) (i) any Indebtedness existing on the Effective Date that does not exceed $750,000 in principal amount on the Effective Date, and (ii) any Indebtedness in excess of $750,000 in principal amount existing on the Effective Date and shown on the Perfection Certificate;

(c) Subordinated Debt;

(d) unsecured Indebtedness to trade creditors and with respect to surety bonds and similar obligations incurred in the ordinary course of business;

(e) guaranties of Permitted Indebtedness;

(f) Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(g) Indebtedness consisting of interest rate, currency, or commodity swap agreements, interest rate cap or collar agreements or arrangements designated to protect a Person against fluctuations in interest rates, currency exchange rates, or commodity prices;

(h) Indebtedness between Borrower and any of its Subsidiaries or among any of Borrower's Subsidiaries;

(i) Indebtedness with respect to documentary letters of credit;

(j) capitalized leases and purchase money Indebtedness not to exceed $2,000,000 in the aggregate in any fiscal year secured by Permitted Liens;

(k) Indebtedness of entities acquired in any permitted merger or acquisition transaction;

(l) refinanced Permitted Indebtedness, provided that the amount of such Indebtedness is not increased except by an amount equal to a reasonable premium or other reasonable amount paid in connection with such refinancing and by an amount equal to any existing, but unutilized, commitment thereunder;

(m) other Indebtedness, if, on the date of incurring any Indebtedness pursuant to this clause (m), the outstanding aggregate amount of all Indebtedness incurred pursuant to this clause (m) does not exceed $500,000;

(n) Indebtedness which is Subordinated Debt and is incurred in connection with the issuance by Borrower of unsecured convertible notes in an underwritten public offering or private placement to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended, but only so long as a Default or an Event of Default does not exist either before or immediately after the issuance of such convertible notes; and

(o) Indebtedness of up to an aggregate principal amount of $65,000,000 issued by Borrower under that certain Facility Agreement, dated September 26, 2008.

"Permitted Investments" are:

(a) Investments existing on the Effective Date;

(b) (i) marketable direct obligations issued or unconditionally guaranteed by the United States or its agencies or any State maturing within 1 year from its acquisition, (ii) commercial paper maturing no more than 2 years after its creation and having the highest rating from either Standard & Poor's Corporation or Moody's Investors Service, Inc., and (iii) Bank's certificates of deposit maturing no more than 2 years after issue;

(c) Investments approved by the Borrower's Board of Directors or its Audit Committee or otherwise pursuant to a Board-approved investment policy;

(d) Investments in or to Borrower or any of its Subsidiaries;

(e) Investments consisting of Collateral Accounts in the name of Borrower or any Subsidiary so long as Bank has a first priority, perfected security interest in such Collateral Accounts;

(f) Investments consisting of extensions of credit to Borrower's or its Subsidiaries' customers in the nature of accounts receivable, prepaid royalties or notes receivable arising from the sale or lease of goods, provision of services or licensing activities of Borrower;

(g) Investments received in satisfaction or partial satisfaction of obligations owed by financially troubled obligors;

(h) Investments acquired in exchange for any other Investments in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization;

(i) Investments acquired as a result of a foreclosure with respect to any secured Investment;

(j) Investments consisting of interest rate, currency, or commodity swap agreements, interest rate cap or collar agreements or arrangements designated to protect a Person against fluctuations in interest rates, currency exchange rates, or commodity prices;

(k) Investments consisting of loans and advances to employees in an aggregate amount not to exceed $100,000; and

(l) other Investments, if, on the date of incurring any Investments pursuant to this clause (l), the outstanding aggregate amount of all Investments incurred pursuant to this clause (l) does not exceed $500,000.

"Permitted Liens" are:

(a) (i) Liens securing Permitted Indebtedness described under clause (b) of the definition of "Permitted Indebtedness" or (ii) Liens arising under this Agreement or other Loan Documents;

(b) Liens for taxes, fees, assessments or other government charges or levies, either not delinquent or being contested in good faith and for which Borrower maintains adequate reserves on its Books, if they have no priority over any of Bank's Liens;

(c) Liens (including with respect to capital leases) (i) on property (including accessions, additions, parts, replacements, fixtures, improvements and attachments thereto, and the proceeds thereof) acquired or held by Borrower or its Subsidiaries incurred for financing such property (including accessions, additions, parts, replacements, fixtures, improvements and attachments thereto, and the proceeds thereof), or (ii) existing on property (and accessions, additions, parts, replacements, fixtures, improvements and attachments thereto, and the proceeds thereof) when acquired, if the Lien is confined to such property (including accessions, additions, parts, replacements, fixtures, improvements and attachments thereto, and the proceeds thereof);

(d) Liens incurred in the extension, renewal or refinancing of the indebtedness secured by Liens described in (a) through (c), but any extension, renewal or replacement Lien must be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness it secures may not increase;

(e) leases or subleases of real property granted in the ordinary course of business, and leases, subleases, non-exclusive licenses or sublicenses of property (other than real property or intellectual property) granted in the ordinary course of Borrower's business, if the leases, subleases, licenses and sublicenses do not prohibit granting Bank a security interest;

(f) any Transfer permitted under Section 7.1;

(g) leases or subleases granted in the ordinary course of Borrower's business, including in connection with Borrower's leased premises or leased property;

(h) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Sections 8.4 or 8.7;

(i) Liens in favor of other financial institutions arising in connection with Borrower's deposit or securities accounts held at such institutions;

(j) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith and by appropriate proceeding if adequate reserves with respect thereto are maintained on the books of the applicable Person;

(k) pledges or deposits in the ordinary course of business in connection with workers' compensation, unemployment insurance and compliance with other social security requirements applicable to Borrower;

(l) deposits to secure the performance of bids, trade contracts (other than for borrowed money), contracts for the purchase of property, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case, incurred in the ordinary course of business and not representing an obligation for borrowed money; and

(m) Liens (including, for the sake of clarity, Liens on any of Borrower's intellectual property and any rights therein) securing Permitted Indebtedness described under clause (o) of the definition of "Permitted Indebtedness" so long as the same are subject to an Intercreditor Agreement acceptable in form and substance to Bank.

"Person" is any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

"Prime Rate" is Bank's most recently announced "prime rate," even if it is not Bank's lowest rate.

"Prime Rate Advance" means an Advance that bears interest based at the Prime Rate.

"Prime Rate Margin" is one-half (0.50) of a percentage point (50 basis points).

"Quick Assets" is, on any date, Borrower's consolidated, unrestricted cash, Cash Equivalents, net billed accounts receivable and investments with maturities of fewer than 12 months determined according to GAAP.

"**Regulatory Change**" means, with respect to Bank, any change on or after the date of this Agreement in United States federal, state, or foreign laws or regulations, including Regulation D, or the adoption or making on or after such date of any interpretations, directives, or requests applying to a class of lenders including Bank, of or under any United States federal or state, or any foreign laws or regulations (whether or not having the force of law) by any court or governmental or monetary authority charged with the interpretation or administration thereof.

"Responsible Officer" is any of the Chief Executive Officer, President, Chief Financial Officer, Chief Accounting Officer and Controller of Borrower.

"Revolving Line" is an Advance or Advances and other Credit Extensions in an aggregate amount outstanding at any time (including amounts outstanding or reserved under the Letter of Credit Sublimit, the FX Reserve and the Cash Management Services Sublimit) of up to the lesser of (a) $25,000,000 and (b) the Borrowing Base.

"Revolving Line Maturity Date" is the earliest of (a) March 31, 2012; or (b) the date Bank exercises its remedies under Section 9.1(a).

"Securities Account" is any "securities account" as defined in the Code with such additions to such term as may hereafter be made.

"Subordinated Debt" is (a) Indebtedness incurred by Borrower subordinated to Borrower's Indebtedness owed to Bank and which is reflected in a written agreement in a manner and form reasonably acceptable to Bank and approved by Bank in writing or contains subordination and payment terms substantially identical to those set forth on Exhibit E hereto, and (b) to the extent the terms of subordination do not change adversely to Bank, refinancings, refundings, renewals, amendments or extensions of any of the foregoing.

"Subsidiary" means, with respect to any Person, any Person of which more than 50% of the voting stock or other equity interests is owned or controlled, directly or indirectly, by such Person or one or more Affiliates of such Person.

"**Tangible Net Worth**" means on any date, the consolidated total assets of Borrower and its Subsidiaries minus (a) any amounts attributable to (i) goodwill, (ii) intangible items including unamortized debt discount and expense, patents, trade and service marks and names, copyrights and research and development expenses except prepaid expenses, (iii) notes, accounts receivable and other obligations owing to Borrower from its officers or other Affiliates, and (iv) reserves not already deducted from assets, minus (b) Total Liabilities, plus (c) Subordinated Debt, plus (d) net effect (plus or minus) of mark-to-market of Warrants issued by Borrower in connection with, and as defined under, the $65,000,000 Facility Agreement, dated September 26, 2008, to Deerfield Private Design Fund, L.P., and the other lenders thereunder.

"Total Liabilities" is on any day, obligations that should, under GAAP, be classified as liabilities on Borrower's consolidated balance sheet, including all Indebtedness, and current portion of Subordinated Debt permitted by Bank to be paid by Borrower, but excluding all other Subordinated Debt.

"Transfer" is defined in Section 7.1.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

BORROWER:

ISTA PHARMACEUTICALS, INC.

By: /s/ Lauren Silvernail
Name: Lauren Silvernail
Title: CFO & VP Corporate Development

BANK:

SILICON VALLEY BANK

By: /s/ Brett Maver
Name: Brett Maver
Title: V.P. & Relationship Manager

Effective Date: February 23, 2011

EXHIBIT A

The Collateral consists of all of Borrower's right, title and interest in and to the following personal property:

All goods, Accounts (including health-care receivables), general intangibles, Equipment, Inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, General Intangibles (except as provided below), commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and

All now owned or hereafter acquired intellectual property and any rights therein, including but not limited to: any copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work, whether published or unpublished, any patents, patent applications and like protections, including improvements, divisions, continuations, renewals, reissues, extensions, and continuations-in-part of the same, trademarks, service marks and, to the extent permitted under applicable law, any applications therefor, whether registered or not, and the goodwill of the business of Borrower connected with and symbolized thereby, know-how, operating manuals, trade secret rights, rights to unpatented inventions, technology or data, and any claims for damage by way of any past, present, or future infringement of any of the foregoing; and

All Borrower's Books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing.

Exhibit B

FORM OF NOTICE OF BORROWING
ISTA PHARMACEUTICALS, INC.

Date: ___________

TO: SILICON VALLEY BANK
2003 Tasman Drive
Santa Clara, CA 95054
Attention: Corporate Services Department

RE: Amended and Restated Loan and Security Agreement dated as of February 23, 2011 (as amended, modified, supplemented or restated from time to time, the "*Loan Agreement*"), by and between ISTA PHARMACEUTICALS, INC., a Delaware corporation ("*Borrower*"), and Silicon Valley Bank (the "*Bank*")

Ladies and Gentlemen:

The undersigned refers to the Loan Agreement, the terms defined therein and used herein as so defined, and hereby gives you notice irrevocably, pursuant to **Section 3.4(a)** of the Loan Agreement, of the borrowing of an Advance.

1. The Funding Date, which shall be a Business Day, of the requested borrowing is ___________________.

2. The aggregate amount of the requested borrowing is $_______________.

The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the proposed Advance before and after giving effect thereto, and to the application of the proceeds therefrom, as applicable:

(a) all representations and warranties of Borrower contained in the Loan Agreement are true, accurate and complete in all material respects as of the date hereof; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date;

(b) no Default or Event of Default has occurred and is continuing, or would result from such proposed Advance; and

(c) the requested Advance or other Credit Extension will not cause the aggregate amount of the outstanding Credit Extensions (including all Advances and amounts outstanding or reserved under the Letter of Credit Sublimit, the FX Reserve and the Cash Management Services Sublimit) to exceed, as of the designated Funding Date, the lesser of (a) the Revolving Line, and (b) the Borrowing Base minus all amounts outstanding or reserved under the Letter of Credit Sublimit, the FX Reserve and the Cash Management Services Sublimit.

BORROWER

ISTA PHARMACEUTICALS, INC.

By: ______________________________
Name: ______________________________
Title: ______________________________

EXHIBIT C

RESERVED

EXHIBIT D

COMPLIANCE CERTIFICATE

TO: SILICON VALLEY BANK Date: ______________

FROM: ISTA PHARMACEUTICALS, INC.

The undersigned authorized officer of ISTA PHARMACEUTICALS, INC., a Delaware corporation ("Borrower") certifies that under the terms and conditions of the Loan and Security Agreement between Borrower and Bank (the "Agreement"), (1) Borrower is in complete compliance for the period ending __________ with all required covenants except as noted below, (2) there are no Events of Default, (3) all representations and warranties in the Agreement are true and correct in all material respects on this date except as noted below; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date, (4) Borrower, and each of its Subsidiaries, has timely filed all required tax returns and reports, and Borrower has timely paid all foreign, federal, state and local taxes, assessments, deposits and contributions owed by Borrower except as otherwise permitted pursuant to the terms of Section 5.9 of the Agreement, and (5) no Liens have been levied or claims made against Borrower or any of its Subsidiaries relating to unpaid employee payroll or benefits of which Borrower has not previously provided written notification to Bank. Attached are the required documents supporting the certification. The undersigned certifies that these are prepared in accordance with generally GAAP consistently applied from one period to the next except as explained in an accompanying letter or footnotes. The undersigned acknowledges that no borrowings may be requested at any time or date of determination that Borrower is not in compliance with any of the terms of the Agreement, and that compliance is determined not just at the date this certificate is delivered. Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Agreement.

Please indicate compliance status by circling Yes/No under "Complies" column.

Reporting Covenant	Required	Complies
Monthly financial statements with Compliance Certificate	Monthly within 30 days	Yes No
10-Q, 10-K and 8-K	Within 5 days after filing with SEC	Yes No
Borrowing Base Certificate, A/R & A/P Agings	Monthly within 20 days if borrowing	Yes No

Financial Covenant	Required	Actual	Complies
Maintain:			
Adjusted Quick Ratio, Monthly	0.75:1.00	______:1.0	Yes No
Tangible Net Worth, Quarterly	*Applicable amount per below	$______	Yes No

*$10,000,000 at March 31, 2011; $15,000,000 at June 30, 2011; $20,000,000 at September 30, 2011; and $25,000,000 at December 31, 2011 and thereafter

The following financial covenant analyses and information set forth in Schedule 1 attached hereto are true and accurate as of the date of this Certificate.

The following are the exceptions with respect to the certification above: (If no exceptions exist, state "No exceptions to note.")

____

____

____

ISTA PHARMACEUTICALS, INC.	BANK USE ONLY
	Received by: ______________________ AUTHORIZED SIGNER
By: ______________________	Date: ______________________
Name: ______________________	Verified: ______________________
Title: ______________________	AUTHORIZED SIGNER
	Date: ______________________
	Compliance Status: Yes No

Schedule 1 to Compliance Certificate
Financial Covenants of Borrower

Dated: ____________________

I. **Adjusted Quick Ratio** (Section 6.6(a))

Required: 0.75:1.00

Actual:

A.	Aggregate value of the unrestricted cash and cash equivalents of Borrower and its Subsidiaries	$________
B.	Aggregate value of the net billed accounts receivable of Borrower and its Subsidiaries	$________
C.	Aggregate value of the Investments with maturities of fewer than 12 months of Borrower and it Subsidiaries	$________
D.	Quick Assets (the sum of lines A through C)	$________
E.	Aggregate value of Obligations to Bank	$________
F.	Aggregate value of liabilities of Borrower and its Subsidiaries (including all Indebtedness) that matures within one (1) year	$________
G.	Current Portion of Subordinated Debt	$________
H.	Current Liabilities (the sum of lines E and F less G)	$________
I.	Value of Line D (Quick Assets)	$________
J.	Value of Line H (Current Liabilities)	$________
K.	Aggregate value of all amounts received or invoiced by Borrower in advance of performance under contracts and not yet recognized as revenue	$________
L.	Line J minus line K	$________
M.	Adjusted Quick Ratio (line I divided by line L)	

Is line M equal to or greater than 0.75:1.00?

________ No, not in compliance ________ Yes, in compliance

II. **Tangible Net Worth** (Section 6.6(b))

Required: See below

Actual:

A.	Aggregate value of liabilities of Borrower and its Subsidiaries (including all Indebtedness and Warrant liability associated with the Deerfield Facility Agreement) and current portion of Subordinated Debt permitted by Bank to be paid by Borrower (but no other Subordinated Debt)	$________
B.	Aggregate value of Indebtedness of Borrower subordinated to Borrower's Indebtedness to Bank and net (+or -) Warrant mark-to-market of Warrant associated with the Deerfield Facility Agreement	$________
C.	Debt (line A minus line B)	$________
D.	Aggregate value of total assets of Borrower and its Subsidiaries	$________
E.	Aggregate value of goodwill of Borrower and its Subsidiaries	$________
F.	Aggregate value of intangible assets of Borrower and its Subsidiaries	$________
G.	Aggregate value of any reserves not already deducted from assets	$________
H.	Value of line C	$________
I.	Tangible Net Worth (line D minus line E minus line F minus line G minus line H)	$________

Is line I greater than or equal to applicable amount: (i) $10,000,000 at March 31, 2011; (ii) $15,000,000 at June 30, 2011; (iii) $20,000,000 at September 30, 2011; and (iv) $25,000,000 at December 31, 2011 and thereafter?

________ No, not in compliance ________ Yes, in compliance

EXHIBIT E

PRE-APPROVED
SUBORDINATION AND PAYMENT TERMS

Exhibit D

EXHIBIT F

BORROWING BASE CERTIFICATE

Borrower: ISTA Pharmaceuticals, Inc.
Lender: Silicon Valley Bank
Commitment Amount: $25,000,000

ACCOUNTS RECEIVABLE

1.	Total Accounts Receivable as of ____________________	$________
2.	Less Ineligible Accounts Receivable	$________
3.	TOTAL Eligible Accounts Receivable (#1 minus #2)	$________
4.	Eighty percent (80%) of Eligible Accounts Receivable	$________
5.	Net Cash as of __________________	$________
6.	Twenty-five percent (25%) of Net Cash	$________
7.	Maximum Loan Amount (lesser of (a) $25,000,000 and (b) #4 plus the lesser of (X) $10,000,000 million and (Y) #6)	$________
8.	Present balance owing on Line of Credit	$________
9.	Amounts outstanding or reserved under Letter of Credit Sublimit, FX Reserve and Cash Management Services Sublimit	$________
10.	#8 plus #9	$________
11.	LOAN AVAILABILITY (#7 minus #10)	$________

The undersigned represents and warrants that this is true, complete and correct, and that the information in this Borrowing Base Certificate complies with the representations and warranties in the Loan and Security Agreement between the undersigned and Silicon Valley Bank.

COMMENTS:

By: ________________________________
Authorized Signer

Date: ________________________________

BANK USE ONLY

Received by: ________________________________
AUTHORIZED SIGNER

Date: ________________________________

Verified: ________________________________
AUTHORIZED SIGNER

Date: ________________________________

Compliance Status: Yes No

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements of ISTA Pharmaceuticals, Inc.:

(1) Registration Statement (Form S-3 No. 333-82726),
(2) Registration Statement (Form S-3 No. 333-90994),
(3) Registration Statement (Form S-3 No. 333-101120),
(4) Registration Statement (Form S-3 No. 333-103820),
(5) Registration Statement (Form S-3 No. 333-114815),
(6) Registration Statement (Form S-3 No. 333-135799),
(7) Registration Statement (Form S-3 No. 333-144344),
(8) Registration Statement (Form S-3 No. 333-144345),
(9) Registration Statement (Form S-3 No. 333-154713),
(10) Registration Statement (Form S-3 No. 333-155187),
(11) Registration Statements (Form S-8 Nos. 333-56042),
(12) Registration Statements (Form S-8 No.333-103281),
(13) Registration Statements (Form S-8 No 333-103276),
(14) Registration Statements (Form S-8 No 333-103279),
(15) Registration Statements (Form S-8 No 333-104434),
(16) Registration Statements (Form S-8 No 333-119910),
(17) Registration Statements (Form S-8 No 333-123026),
(18) Registration Statements (Form S-8 No 333-129036),
(19) Registration Statements (Form S-8 No 333-131793),
(20) Registration Statements (Form S-8 No 333-138204),
(21) Registration Statements (Form S-8 No 333-140577),
(22) Registration Statements (Form S-8 No 333-149621),
(23) Registration Statements (Form S-8 No 333-160348),
(24) Registration Statements (Form S-8 No 333-164357),
(25) Registration Statements (Form S-8 No 333-164358),

of our reports dated February 25, 2011, related to the consolidated financial statements and consolidated financial statement schedule and the effectiveness of ISTA Pharmaceuticals, Inc.'s internal control over financial reporting, included in this Annual Report (Form 10-K) of ISTA Pharmaceuticals, Inc. for the year ended December 31, 2010.

/s/ BDO USA LLP

Costa Mesa, California
February 25, 2011

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements of ISTA Pharmaceuticals, Inc.:

(1) Registration Statement (Form S-3 No. 333-82726),

(2) Registration Statement (Form S-3 No. 333-90994),

(3) Registration Statement (Form S-3 No. 333-101120),

(4) Registration Statement (Form S-3 No. 333-103820),

(5) Registration Statement (Form S-3 No. 333-114815),

(6) Registration Statement (Form S-3 No. 333-135799),

(7) Registration Statement (Form S-3 No. 333-144344),

(8) Registration Statement (Form S-3 No. 333-144345),

(9) Registration Statement (Form S-3 No. 333-154713),

(10) Registration Statement (Form S-3 No. 333-155187),

(11) Registration Statements (Form S-8 Nos. 333-56042),

(12) Registration Statements (Form S-8 No.333-103281),

(13) Registration Statements (Form S-8 No 333-103276),

(14) Registration Statements (Form S-8 No 333-103279),

(15) Registration Statements (Form S-8 No 333-104434),

(16) Registration Statements (Form S-8 No 333-119910),

(17) Registration Statements (Form S-8 No 333-123026),

(18) Registration Statements (Form S-8 No 333-129036),

(19) Registration Statements (Form S-8 No 333-131793),

(20) Registration Statements (Form S-8 No 333-138204),

(21) Registration Statements (Form S-8 No 333-140577),

(22) Registration Statements (Form S-8 No 333-149621),

(23) Registration Statement (Form S-8 No. 333-160348),

(24) Registration Statement (Form S-8 No. 333-164357),

(25) Registration Statement (Form S-8 No. 333-164358),

of our report dated February 17, 2009, with respect to the consolidated financial statements and schedule of ISTA Pharmaceuticals, Inc, included in this Annual Report (Form 10-K) of ISTA Pharmaceuticals, Inc. for the year ended December 31, 2010.

/s/ Ernst & Young LLP

Irvine, California
February 25, 2011

EXHIBIT 31.1

CERTIFICATION

I, Vicente Anido, Jr., Ph.D., certify that:

1. I have reviewed this annual report on Form 10-K of ISTA Pharmaceuticals, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principals;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

/S/ VICENTE ANIDO, JR., PH.D.

Vicente Anido, Jr., Ph.D.,
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Lauren P. Silvernail, certify that:

1. I have reviewed this annual report on Form 10-K of ISTA Pharmaceuticals, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principals;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

/S/ LAUREN P. SILVERNAIL

Lauren P. Silvernail,
Chief Financial Officer and Vice President,
Corporate Development

EXHIBIT 32.1

Certification

I, Vicente Anido, Jr., Ph.D., President and Chief Executive Officer of ISTA Pharmaceuticals, Inc. (the "Company"), certify, pursuant to Rule 13(a)-14(b) or Rule 15(d)-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, that:

(1) the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 780(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 25, 2011

/S/ VICENTE ANIDO, JR., PH.D.

Vicente Anido, Jr., Ph.D.,
President and Chief Executive Officer

EXHIBIT 32.2

Certification

I, Lauren P. Silvernail, Chief Financial Officer and Vice President, Corporate Development of ISTA Pharmaceuticals, Inc. (the "Company"), certify, pursuant to Rule 13(a)-14(b) or Rule 15(d)-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, that:

(1) the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 780(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 25, 2011

/s/ LAUREN P. SILVERNAIL

Lauren P. Silvernail,
Chief Financial Officer and Vice President,
Corporate Development